**ING Life Insurance and Annuity Company and its Variable Annuity Accounts B and C**
and
**ING Insurance Company of America and its Variable Annuity Account I**

**Supplement dated April 29, 2005**

This supplement amends certain information contained in the most recent variable annuity contract prospectus and contract prospectus summary, as applicable. Please read it carefully and keep it with your variable annuity contract prospectus and contract prospectus summary, as applicable, for future reference.

_____

**The "Regulatory Matters" sub-section of the prospectus and prospectus summary, as applicable, is hereby deleted and replaced with the following:**

**Regulatory Matters**

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Fund Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

*Other Regulatory Matters*

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

# ING Flexible Income Annuity Contract Prospectus - April 29, 2005

***The Contract.*** The contract described in this prospectus is a fixed or variable, group or individual immediate annuity contract issued by ING Life Insurance and Annuity Company (the Company) (formerly known as Aetna Life Insurance and Annuity Company). The contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). The contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended (Tax Code) or with retirement plans under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

---

***Why Reading this Prospectus is Important.*** This prospectus contains facts about the contract and its investment options that you should know before purchasing. The information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

***Table of Contents ... page 3***

---

***Investment Options.*** The contract offers variable investment options and a fixed dollar option. When you purchase the contract, your purchase payment will be applied to the investment options you select. Some investment options may be unavailable through your contract, your plan or in your state.

### The Funds

| | |
|---|---|
| AIM V.I. Capital Appreciation Fund (Series I) | ING T. Rowe Price Growth Equity Portfolio (Initial Class) |
| AIM V.I. Core Equity Fund (Series I) | ING UBS U.S. Large Cap Equity Portfolio (Initial Class) |
| Calvert Social Balanced Portfolio | ING Van Kampen Comstock Portfolio (Service Class) |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Van Kampen Equity and Income Portfolio (Initial Class) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING VP Balanced Portfolio, Inc. (Class I) |
| Fidelity® VIP Growth Portfolio (Initial Class) | ING VP Growth and Income Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING VP Growth Portfolio (Class I) |
| ING American Century Large Company Value Portfolio (Service Class)* | ING VP Index Plus LargeCap Portfolio (Class I) |
| ING American Century Select Portfolio (Initial Class) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING American Century Small Cap Value Portfolio (Service Class) | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING Baron Small Cap Growth Portfolio (Service Class) | ING VP Intermediate Bond Portfolio (Class I)* |
| ING Fundamental Research Portfolio (Service Class)* | ING VP International Equity Portfolio (Class I) |
| ING Goldman Sachs® Capital Growth Portfolio (Service Class)** | ING VP International Value Portfolio (Class I) |
| ING JPMorgan Fleming International Portfolio (Initial Class) | ING VP MagnaCap Portfolio (Class I) |
| ING JPMorgan Mid Cap Value Portfolio (Service Class) | ING VP Money Market Portfolio (Class I) |
| ING MFS Capital Opportunities Portfolio (Initial Class) | ING VP Small Company Portfolio (Class I) |
| ING OpCap Balanced Value Portfolio (Service Class) | ING VP Strategic Allocation Balanced Portfolio (Class I) |
| ING Oppenheimer Global Portfolio (Initial Class) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) | ING VP Strategic Allocation Income Portfolio (Class I) |
| ING PIMCO Total Return Portfolio (Service Class) | ING VP Value Opportunity Portfolio (Class I) |
| ING Salomon Brothers Aggressive Growth Portfolio (Initial Class) | Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) |
| ING Salomon Brothers Fundamental Value Portfolio (Service Class) | Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) | Pioneer Equity Income VCT Portfolio (Class I) |
| | Pioneer Fund VCT Portfolio (Class I) |
| | Pioneer Mid Cap Value VCT Portfolio (Class I) |

\* This fund has changed its name to the name listed above. See Appendix II - Description of Underlying Funds for a complete list of former and current fund names.

\*\* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

***Variable Income Payments.*** If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the previous page. Subaccount performance will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

***Risks Associated with Investing in the Funds.*** Information about the risks of investing in the funds is located in the "Investment Options" section on page 19, in Appendix II - Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

***Fixed Income Payments.*** If you select fixed payments, your purchase payment will be applied to the fixed dollar option and your payment amount will not vary. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed dollar option in Appendix I of this prospectus.

***Getting Additional Information.*** You may obtain the April 29, 2005 Statement of Additional Information (SAI) about the separate account free of charge by indicating your request on your application or enrollment form, calling us at 1-800-238-6273 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 40 of this prospectus. The SAI is incorporated into this prospectus by reference.

***Additional Disclosure Information.*** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

# Table of Contents

# Contract Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

## Contract Design

The contract described in this prospectus is a fixed and/or variable, group or individual immediate annuity contract. It is designed for individuals who would like regular income payments from an annuity contract.

## Who's Who

**Contract Holder:** The person or plan to whom we issue an individually owned contract, or the plan to which we issue a group master contract.

**Participant (you/your):** The individual who owns an individual contract, participates in a group master contract, or who receives income payments in connection with an individual contract owned by a plan sponsor.

**The Company (we, us, our):** ING Life Insurance and Annuity Company. We issue the contract.

## Contract Rights

For individual and group master contracts issued in connection with 401 and 457 plans, the plan sponsor is the contract holder and holds the rights under the contract. Section 401 and 457 plan sponsors may allow their participants to exercise certain limited contract rights. For example, the section 401 or 457 plan sponsor has the right to make investment selections, but may permit their individual participants to exercise that right. For individual contracts issued on a nonqualified basis and those issued in connection with 408(b) and most 403(b) retirement plans, the individual is the contract holder and holds all contract rights. In situations where an individual or group master contract is issued to the plan sponsor of a 403(b) plan, the participant generally holds all contract rights.

## The Contract and Retirement Plans

We may offer this contract to employees or other individuals in connection with a retirement plan.

**Plan Type.** We refer to a retirement plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

**Use of an Annuity Contract in your Plan**. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408(b) or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

---

## Contract Facts

**Income Payment Options.** You may select from a number of features for your payments including but not limited to: duration, number of payees, payments to beneficiaries, guaranteed minimum payment amount, and variable or fixed payments. Some features require payment of additional fees. See "Income Payments."

**Free Look/Right to Cancel.** The contract holder may cancel the contract no later than within ten days of receipt (some states require more than ten days). Participants in 403(b) plans and some 401 plans may cancel their participation in a group contract no later than ten days after they receive evidence of participation in the contract. See "Right to Cancel."

**Death Benefit.** If any guaranteed income payments remain to be paid at the time of the death of the annuitant or both annuitants, if applicable, they may be paid to your beneficiary. See "Death Benefit."

**Withdrawals.** Some income payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An early withdrawal charge may apply. See "Withdrawals."

**Fees.** Certain fees associated with the contract will reduce income payments. See "Fee Table" and "Fees."

**Taxation.** The Tax Code has certain rules that apply to amounts distributed under the contract. Tax penalties may apply if rules are not followed. See "Taxation."

# Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.

The tables and examples in this section show the fees that may affect the amount of variable income payments. For fees applicable to fixed income payments, see Appendix I. See "Fees" for additional information. The fees shown below do not reflect any premium tax that may apply.

## Maximum Transaction Fees

**Early Withdrawal Charge**
(As a percentage of the present value of remaining guaranteed income payments withdrawn)[1]

### Early Withdrawal Charge Schedule[2]

| Number of Years from Contract Effective Date[3] | Early Withdrawal Charge |
|---|---|
| Fewer than 1 | 7% |
| 1 or more but fewer than 2 | 6% |
| 2 or more but fewer than 3 | 5% |
| 3 or more but fewer than 4 | 4% |
| 4 or more but fewer than 5 | 3% |
| 5 or more but fewer than 6 | 2% |
| 6 or more but fewer than 7 | 1% |
| 7 or more | 0% |

[1] Although the maximum early withdrawal charge is 7% of the remaining guaranteed income payments withdrawn, the total early withdrawal charge deducted will not exceed 8.5% of your purchase payment to the contract. See "Fees-Early Withdrawal Charge."

[2] Not all contracts permit withdrawals. Under certain contracts withdrawals are not allowed during the first year. See "Withdrawals."

[3] For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date. For amounts transferred into this contract as a result of an internal exchange, see "Fees."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

## *Maximum Fees Deducted from the Subaccounts*
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

**For Contracts Without the Guaranteed Minimum Income Feature:**

|  | Maximum Charge | Current Charge |
|---|---|---|
| Mortality and Expense Risk Charge | 1.25% | 0.95% |
| Administrative Expense Charge[4] | 0.25% | 0.00% |
| Total Separate Account Expenses | 1.50% | 0.95% |

**For Contracts With the Five-Year Guaranteed Minimum Income Feature:**

|  | Maximum Charge | Current Charge |
|---|---|---|
| Mortality and Expense Risk Charge | 1.25% | 0.95% |
| Administrative Expense Charge[4] | 0.25% | 0.00% |
| Five-Year Guaranteed Minimum Income Charge[5] | 1.00% | 1.00% |
| Total Separate Account Expenses | 2.50% | 1.95% |

[4]  We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the subaccounts equivalent to not more than 0.25% annually.

[5]  This charge terminates after five years.

## *Fees Deducted by the Funds*
**The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the fund's most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| | Minimum | Maximum |
|---|---|---|
| **Total Annual Fund Operating Expenses** [1] <br> (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses): | 0.34% | 1.65% |

[1]  After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.34% and 1.55%. The fund having the minimum expense percentage is not subject to any contractual fee waiver or expense reimbursement arrangement. The fund having the maximum expense percentage is subject to a contractual fee waiver/expense reimbursement arrangement through May 1, 2006.

**Using this Information.** The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses for additional information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses. The fee and expense information listed below was provided by the funds.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The column labeled "Fees and Expenses Waived or Reimbursed" shows only contractual waivers or reimbursements that continue through at least May 1, 2006. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004. There is no guarantee that actual expenses will be the same as those shown in the table.

## Fund Expense Table[1][2]

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| AIM V.I. Capital Appreciation Fund (Series I) [3] | 0.61% | -- | 0.30% | 0.91% | -- | 0.91% |
| AIM V.I. Core Equity Fund (Series I) [3] | 0.61% | -- | 0.30% | 0.91% | -- | 0.91% |
| Calvert Social Balanced Portfolio[4] | 0.70% | -- | 0.21% | 0.91% | -- | 0.91% |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | 0.57% | -- | 0.11% | 0.68% | -- | 0.68% |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | 0.47% | -- | 0.11% | 0.58% | -- | 0.58% |
| Fidelity® VIP Growth Portfolio (Initial Class) | 0.58% | -- | 0.10% | 0.68% | -- | 0.68% |
| Franklin Small Cap Value Securities Fund (Class 2)[5][6] | 0.53% | 0.25% | 0.18% | 0.96% | 0.04% | 0.92% |
| ING American Century Large Company Value Portfolio (Service Class) [7] | 0.80% | -- | 0.45% | 1.25% | -- | 1.25% |
| ING American Century Select Portfolio (Initial Class) [8] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING American Century Small Cap Value Portfolio (Service Class) [9] | 1.00% | -- | 0.65% | 1.65% | 0.10% | 1.55% |
| ING Baron Small Cap Growth Portfolio (Service Class) [10] | 0.85% | -- | 0.65% | 1.50% | 0.05% | 1.45% |
| ING Fundamental Research Portfolio (Service Class) [7] | 0.60% | -- | 0.45% | 1.05% | -- | 1.05% |
| ING Goldman Sachs® Capital Growth Portfolio (Service Class) [7] | 0.85% | -- | 0.45% | 1.30% | -- | 1.30% |
| ING JPMorgan Fleming International Portfolio (Initial Class) | 0.80% | -- | 0.20% | 1.00% | -- | 1.00% |
| ING JPMorgan Mid Cap Value Portfolio (Service Class) [7] | 0.75% | -- | 0.60% | 1.35% | -- | 1.35% |
| ING MFS Capital Opportunities Portfolio (Initial Class) | 0.65% | -- | 0.25% | 0.90% | -- | 0.90% |
| ING OpCap Balanced Value Portfolio (Service Class) [7] | 0.80% | -- | 0.45% | 1.25% | -- | 1.25% |
| ING Oppenheimer Global Portfolio (Initial Class) [8] | 0.60% | -- | 0.06% | 0.66% | -- | 0.66% |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) [10] | 0.50% | -- | 0.04% | 0.54% | -- | 0.54% |
| ING PIMCO Total Return Portfolio (Service Class) [7] | 0.50% | -- | 0.60% | 1.10% | -- | 1.10% |
| ING Salomon Brothers Aggressive Growth Portfolio (Initial Class) | 0.69% | -- | 0.13% | 0.82% | -- | 0.82% |
| ING Salomon Brothers Fundamental Value Portfolio (Service Class) [7] | 0.90% | -- | 0.45% | 1.35% | -- | 1.35% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [8] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Growth Equity Portfolio (Initial Class) | 0.60% | -- | 0.15% | 0.75% | -- | 0.75% |
| ING UBS U.S. Large Cap Equity Portfolio (Initial Class) | 0.70% | -- | 0.15% | 0.85% | -- | 0.85% |
| ING Van Kampen Comstock Portfolio (Service Class) [9] | 0.60% | -- | 0.60% | 1.20% | 0.07% | 1.13% |
| ING Van Kampen Equity and Income Portfolio (Initial Class) [8] | 0.55% | -- | 0.02% | 0.57% | -- | 0.57% |
| ING VP Balanced Portfolio, Inc. (Class I) [11] | 0.50% | -- | 0.09% | 0.59% | -- | 0.59% |
| ING VP Growth and Income Portfolio (Class I) [11] | 0.50% | -- | 0.08% | 0.58% | -- | 0.58% |
| ING VP Growth Portfolio (Class I) [11][12] | 0.60% | -- | 0.09% | 0.69% | -- | 0.69% |
| ING VP Index Plus LargeCap Portfolio (Class I) [11][12] | 0.35% | -- | 0.09% | 0.44% | -- | 0.44% |
| ING VP Index Plus MidCap Portfolio (Class I) [11][12] | 0.40% | -- | 0.09% | 0.49% | -- | 0.49% |
| ING VP Index Plus SmallCap Portfolio (Class I) [11][12] | 0.40% | -- | 0.09% | 0.49% | -- | 0.49% |
| ING VP Intermediate Bond Portfolio (Class I) [11] | 0.40% | -- | 0.08% | 0.48% | -- | 0.48% |
| ING VP International Equity Portfolio (Class I) [11][12] | 0.85% | -- | 0.10% | 0.95% | (0.20%) | 1.15% |
| ING VP International Value Portfolio (Class I) [13][14] | 1.00% | -- | 0.22% | 1.22% | 0.22% | 1.00% |
| ING VP MagnaCap Portfolio (Class I) [13][14] | 0.75% | -- | 0.29% | 1.04% | 0.14% | 0.90% |
| ING VP Money Market Portfolio (Class I) [11] | 0.25% | -- | 0.09% | 0.34% | -- | 0.34% |
| ING VP Small Company Portfolio (Class I) [11][12] | 0.75% | -- | 0.09% | 0.84% | -- | 0.84% |
| ING VP Strategic Allocation Balanced Portfolio (Class I) [11][12] | 0.60% | -- | 0.10% | 0.70% | -- | 0.70% |
| ING VP Strategic Allocation Growth Portfolio (Class I) [11][12] | 0.60% | -- | 0.10% | 0.70% | -- | 0.70% |
| ING VP Strategic Allocation Income Portfolio (Class I) [11][12] | 0.60% | -- | 0.10% | 0.70% | 0.05% | 0.65% |
| ING VP Value Opportunity Portfolio (Class I) [11][12] | 0.60% | -- | 0.09% | 0.69% | -- | 0.69% |
| Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) | 0.50% | -- | 0.39% | 0.89% | -- | 0.89% |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) | 0.75% | -- | 0.42% | 1.17% | -- | 1.17% |
| Pioneer Equity Income VCT Portfolio (Class I) | 0.65% | -- | 0.07% | 0.72% | -- | 0.72% |
| Pioneer Fund VCT Portfolio (Class I) | 0.65% | -- | 0.06% | 0.71% | -- | 0.71% |
| Pioneer Mid Cap Value VCT Portfolio (Class I) | 0.65% | -- | 0.07% | 0.72% | -- | 0.72% |

*Footnotes to "Fund Expense Table"*

(1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. These additional payments may also be used by the Company to finance distribution. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

## Footnotes to "Fund Expense Table" (Continued)

(2) In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide for reimbursement for employees of the Company or its affiliates to attend business meeting or training conferences. The investment management fee shown in the fee table is apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(3) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

(4) Expenses are based on expenses for the Portfolio's most recent fiscal year ended December 31, 2004. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), to the Subadvisors, and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of Calvert.

(5) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(6) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an exemptive order by the SEC. The Fund's fiscal year end is April 30.

(7) Other Expenses include a Shareholder Services fee of 0.25%.

(8) Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(9) Other Expenses include a Shareholder Services fee of 0.25%. The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value, ING Baron Small Cap Growth, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolio shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.65% for ING American Century Small Cap Value, 1.50% for ING Baron Small Cap Growth and 1.20% for ING Van Kampen Comstock Portfolios.

(10) Based on estimated expenses for the current fiscal year.

(11) The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

(12) ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(13) The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

(14) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

## *Hypothetical Examples*

The following examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include contract holder transaction expenses, maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

*Example 1:* The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the **maximum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3½% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | **(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:** | | | | **(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):** | | | |
|---|---|---|---|---|---|---|---|---|
| | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to contracts *without* the guaranteed minimum income feature** | $923 | $1,372 | $1,826 | $3,322 | $317 | $959 | $1,616 | $3,322 |
| **Applicable to contracts *with* the five-year guaranteed minimum income feature** | $978 | $1,537 | $2,100 | $3,355 | $376 | $1,132 | $1,895 | $3,355 |

*Example 2:* The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the **minimum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3½% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | **(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:** | | | | **(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):** | | | |
|---|---|---|---|---|---|---|---|---|
| | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to contracts *without* the guaranteed minimum income feature** | $800 | $1,000 | $1,199 | $2,072 | $186 | $571 | $975 | $2,072 |
| **Applicable to contracts *with* the five-year guaranteed minimum income feature** | $894 | $1,285 | $1,682 | $2,513 | $286 | $869 | $1,468 | $2,513 |

# Condensed Financial Information

**Understanding Condensed Financial Information.** In Appendix IV of this prospectus, we provide condensed financial information about the Variable Annuity Account C (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccount under the contract.

# Purchase

**Contracts Available for Purchase.** The contract is designed for persons who would like to receive regular income payments from an annuity contract. The contracts are available as internal exchanges from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). It is available as either a nonqualified contract or as a qualified contract for use with a traditional IRA under section 408(b) of the Tax Code or with retirement plans qualifying under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans. Availability as a group contract is subject to state approval. We reserve the right to limit purchase of an individual nonqualified contract to natural persons.

**ERISA Notification.** We must be notified by the employer or plan trustee if the contract is offered in connection with a 403(b) or 401 plan that is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

**How to Purchase.** You may purchase the contract by submitting your purchase payment and the required application or enrollment forms to us.

**Purchase Payment Amount.** To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made. We reserve the right to lower the minimum required payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

**Acceptance or Rejection.** We must accept or reject your application or enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payment for five business days pending completion. In all cases, we may hold a purchase payment for longer periods with your permission. If we reject your application or enrollment, we will return the forms and any purchase payment.

We may also refuse to accept certain forms of premium payments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

**Age Requirements.** The maximum issue age is between 80 and 95, depending upon the income payment option and features selected. We reserve the right to modify the maximum issue age.

**Allocation of Your Purchase Payment to the Investment Options.** We will allocate your purchase payment, less any applicable premium tax**s,** among the investment options you select. You may select up to eighteen of the available variable investment options at any one time. You may also select the fixed dollar option and allocate all or a portion of your purchase payment to the general account. See "Investment Options." Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them.

**Factors to Consider in the Purchase Decision.**  The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risk and potential benefits you will face, and the fees and expenses you will incur.  You should pay attention the following issues, among others:

1.  Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract.  You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2.  Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates.  You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3.  Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4.  Exchanges - If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs.  You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

# Right to Cancel

**When and How to Cancel.** The contract holder may cancel the contract within ten days of receipt (some states require more than ten days) by returning it, or the document showing your participation under a group contract, to our Customer Service Center along with a written notice of cancellation. For contracts issued in connection with 401 or 457 plans, the contract holder may follow these procedures on behalf of the participant.

**Refunds.** On the day we receive the request for cancellation in good order, we will calculate your contract value. Your refund will equal that value and will reflect deduction of any income payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the contract as an IRA), we may be required to return your entire purchase payment. We will issue your refund within seven calendar days of our receipt of your request in good order.

# Income Payments

Under the contract, we will make regular income payments to you or to a payee you designate in writing.

**Initiating Payments**. To initiate income payments, you must make the following selections on your application or enrollment form:

- Payment start date;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Income payment option and any special features, such as a right to withdraw or the Five-Year Guaranteed Minimum Income Feature;
- Fixed, variable or a combination of both fixed and variable payments;
- The subaccounts to allocate your purchase payment among (only if variable payments are elected); and
- An assumed annual net return rate (only if variable payments are elected).

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to minimum distribution requirements if applicable.

**What Affects Income Payment Amounts?** Some of the factors that may affect the amount of your income payments include your age, gender, the amount of your purchase payment, the income payment option selected, the number of guaranteed income payments selected (if any), whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed annual net return rate selected.

**Payment Due Dates.** You will generally receive your first income payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with IRS regulations.

**Minimum Payment Amounts.** For all payment options, the initial income payment must be at least $50 per month, or total yearly payments of at least $250.

> **Terms to understand:**
>
> **Annuitant(s):** The person(s) whose life or life expectancy(ies) determines the amount or continuation of lifetime income payments or whose death results in payment of death benefits.
>
> **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

**Assumed Annual Net Return Rate.** If you select variable income payments, you must also select an assumed annual net return rate of either 5% or 3½%.

If you select a 5% rate, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. See "Contract Overview-Questions: Contacting the Company."

---

**Five-Year Guaranteed Minimum Income Feature.** If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the guaranteed minimum payment amount shown in the contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment.

*Estimated Initial Payment Amount.* On the date we issue the contract we estimate the amount of your initial payment based on the value of the annuity units your payment purchases on that date. See "Calculating Variable Income Payments-Annuity Units." Your guaranteed minimum payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:
- A lifetime payment option or a nonlifetime payment option of 15 years or more
- The ability to make withdrawals
- 100% variable payments
- Funds from the following list:

> AIM V.I. Core Equity Fund (Series I)
> Calvert Social Balanced Portfolio
> Fidelity® VIP Equity-Income Portfolio (Initial Class)
> ING Fundamental Research Portfolio (Service Class)
> ING OpCap Balanced Value Portfolio (Service Class)
> ING Oppenheimer Strategic Income Portfolio (Initial Class)
> ING PIMCO Total Return Portfolio (Service Class)
> ING American Century Large Company Value Portfolio (Service Class)
> ING UBS U.S. Large Cap  Equity Portfolio (Initial Class)
> ING Van Kampen Comstock Portfolio (Service Class)
> ING Van Kampen Equity and Income Portfolio (Initial Class)
> ING VP Balanced Portfolio, Inc. (Class I)
> ING VP Growth and Income Portfolio (Class I)
> ING VP Index Plus LargeCap Portfolio (Class I)
> ING VP Intermediate Bond Portfolio (Class I)
> ING VP Money Market Portfolio (Class I)
> ING VP Strategic Allocation Balanced Portfolio (Class I)
> ING VP Strategic Allocation Growth Portfolio (Class I)
> ING VP Strategic Allocation Income Portfolio (Class I)
> Lord Abbett Series - Growth and Income Portfolio (Class VC)
> Pioneer Equity Income VCT Portfolio (Class I)
> Pioneer Fund VCT Portfolio (Class I)

> If you select this feature you may transfer only between these available funds
> - 3.5% assumed annual net return rate

Certain age restrictions may also apply.

**Five-Year Guaranteed Minimum Income Feature (continued)**

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. See "Fees."

**Start Date.** The contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your income payment start date for up to 12 months following purchase of the contract. See "Taxation" for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your plan.

**Taxation.** The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the minimum distribution requirements of Tax Code section 401(a)(9). In some cases tax penalties will apply if rules are not followed. For tax rules that may apply to the contract see "Taxation."

## Payment Options

The following table lists the income payment options and their accompanying death benefits and rights to withdraw. See "Death Benefit," "Withdrawals," and Appendix I for additional detail. We may offer additional income payment options under the contract from time to time.

| Lifetime Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that no payment will be made if the annuitant dies prior to the first payment's due date.<br>**Death Benefit-None:** All payments end upon the annuitant's death.<br><br>**Right to Withdraw-None.** |
| Life Income - Guaranteed Payments | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary.<br><br>**Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals"). |
| Life Income - Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that no payment will be made if both the annuitant and joint annuitant die before the first payment's due date.<br>**Continuing Payments:** When you select this option you will also choose either:<br>(a) Full or reduced payments to continue to the surviving annuitant after the first annuitant's death; or<br>(b) 100% of the payment to continue to the annuitant on the joint annuitant's death, and a reduced payment to continue to the joint annuitant on the annuitant's death.<br>In either case, payments cease upon the death of the surviving annuitant.<br>Any reduction in payment will result in a corresponding reduction to the amount of the guaranteed minimum income payment, if applicable.<br>**Death Benefit-None:** All payments end upon the death of both annuitants.<br><br>**Right to Withdraw-None.** |
| Life Income - Two Lives - Guaranteed Payments | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option.)<br>**Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first annuitant's death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary.<br><br>**Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals"). |
| Nonlifetime Payment Option | |
| Nonlifetime - Guaranteed Payments | **Length of Payments:** Payments will continue for your choice of 5-50 years* (or other periods we may make available at the time you select this option).<br>**Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, payments will continue to the beneficiary.<br>**Right to Withdraw:**<br>(a) If you are receiving variable income payments you may withdraw all or a portion of any remaining guaranteed payments at any time.<br>(b) If you elect to receive fixed income payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals"). |

\* For qualified contracts a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier.

### *Right to Change Guaranteed Payment Period*

If you are receiving payments under a nonlifetime payment option, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:

   (a)   You may make the change on any contract anniversary beginning on the second contract anniversary;
   (b)   Any change request must be in writing and received by us in good order within 30 days prior to the contract anniversary;
   (c)   A guaranteed payment period may be shortened to a period not less than 10 years from the contract effective date;
   (d)   For nonqualified contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the contract effective date or age 100, whichever is earlier;
   (e)   For qualified contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;
   (f)   The withdrawal value on the contract anniversary of the change will be used to determine the amount of the new annuity payments. See "Withdrawals - Withdrawal Value;" and
   (g)   We will terminate your withdrawal rights if a life annuity option is chosen.

For both fixed and variable payments, the right to change a payment period is available. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax adviser.

## Calculating Variable Income Payments

The amount of any variable income payment is determined by multiplying the number of annuity units that you hold by an annuity unit value (AUV) for each unit.

**Annuity Units.** When you select variable income payments, your initial purchase payment purchases annuity units of the Variable Annuity Account C subaccounts corresponding to the funds you select. The number of units purchased is based on your purchase payment amount and the value of each unit on the day the purchase payment is invested. Generally, the number of units will not vary over the life of the contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an annuitant if a reduction in payment to a surviving annuitant was selected, transfers among subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among subaccounts or make a change in a guaranteed payment period, the current value of your contract will not change as a result of either of these events.

**Annuity Unit Value (AUV).** The value of each annuity unit in a subaccount is called the annuity unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects daily deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net return factor of the subaccount, and by a factor to reflect the assumed annual net return rate. The net return factor measures the investment performance of the subaccount from one valuation to the next. The assumed annual net return rate will be either 3½% or 5% as you selected.

Current AUV = Prior AUV x Net Return Factor x
Assumed Annual Net Return Rate Factor

**Net Return Factor.** The net return factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net return rate.

The net return rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). See "Fees."

The net return rate may be either positive or negative.

# Investment Options

When you purchase the contract, your purchase payment (less any applicable premium tax) will be applied to the investment options you select. If you select variable investment options, you will receive variable income payments. If you select the fixed dollar option, you will receive fixed income payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

**Variable Income Payments.** If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund (fund). You do not invest directly in or hold shares of the funds.

- **Mutual Fund (fund) Descriptions.** We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Room.

**Fixed Income Payments.** If you select fixed payments, your purchase payment will be applied to the fixed dollar option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The fixed dollar option is described in Appendix I.

**Number of Options You May Select.** You may select up to eighteen subaccounts and/or the fixed dollar option at any one time.

---

*Selecting Investment Options*
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and the Fixed Dollar Option appendix in this prospectus.

---

**Additional Risks of Investing in the Funds** *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed - bought for annuities and life insurance.
▷ Shared - bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

**Limits on Availability of Options.** Some funds may be unavailable through your contract or plan or in some states. We may add, withdraw or substitute funds, subject to the conditions in your contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

**Limits Imposed by the Underlying Fund.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

**Transfers Among Variable Investment Options.** You may transfer amounts among the available subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the fixed dollar option.

**Transfer Requests.** Requests may be made, after the contract is issued, in writing, by telephone or, where applicable, electronically.

**Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

(1)    exceeds our then-current monitoring standard for frequent trading;

(2)    is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

(3)    if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants,

we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

# Fees

The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

## *Transaction Fees*

### Early Withdrawal Charge

Withdrawals of all or a portion of the present value of remaining guaranteed income payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. Not all contracts permit withdrawals. See "Withdrawals."

**Amount:** The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 8½% of your purchase payment to the contract.

Early Withdrawal Charge Schedule:

| Number of Years from Contract Effective Date* | Early Withdrawal Charge |
|---|---|
| Fewer than 1** | 7% |
| 1 or more but fewer than 2 | 6% |
| 2 or more but fewer than 3 | 5% |
| 3 or more but fewer than 4 | 4% |
| 4 or more but fewer than 5 | 3% |
| 5 or more but fewer than 6 | 2% |
| 6 or more but fewer than 7 | 1% |
| 7 or more | 0% |

\* For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date. For amounts transferred into this contract as an internal exchange, see "Internal Exchanges" below.

\*\*Certain contracts do not allow withdrawals during the first contract year.

**When/How.** At the time of withdrawal we deduct this charge from the amount withdrawn.

**Purpose.** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

**Internal Exchanges.** In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

---

**Types of Fees**

There are four types of fees and deductions associated with the contract that may affect the amount of your variable income payments. For fees applicable to fixed payments see Appendix I.

- ➤ Transaction Fees
  - • Early Withdrawal Charge
  - • Redemption Fees
- ➤ Fees Deducted from Investments in the Separate Account
  - • Mortality and Expense Risk Charge
  - • Administrative Expense Charge
  - • Five-Year Guaranteed Minimum Income Charge
- ➤ Reduction or Elimination of Certain Fees
- ➤ Fund Fees and Expenses
- ➤ Premium and Other Taxes

## Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result to withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any are separate and distinct from any transaction charges or other charges deducted from your account value.

## Fees Deducted from Investments in the Separate Account

### Mortality and Expense Risk Charge

**Maximum Amount:** 1.25% annually of values invested in the subaccounts. We currently charge 0.95% annually.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

### Administrative Expense Charge

**Maximum Amount:** We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the subaccounts.

**When/How.** If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select.

**Purpose.** This charge helps defray our administrative expenses. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

### Five-Year Guaranteed Minimum Income Charge

This additional charge is assessed only if you select one of the guaranteed minimum income features.

**Amount:** 1.00% annually of values invested in the subaccounts until the five-year guarantee period has ended.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. This charge will be assessed only during the first five contract years.

**Purpose.** This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum income payments. For additional information regarding those risks, see "Mortality and Expense Risk Charge-Purpose" in this section.

## Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:

- The size and type of group of individuals to whom the contract is issued;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts or arrangements offered by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or
- The type and frequency of administrative and sales services to be provided.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

## *Fund Fees and Expenses*

As shown in the Fund Expense Table which begins of on page 8 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner or participant services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generally generate the least amount of revenue.

### Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets and included within the "Management (Advisory) Fees" column of the Fund Expense Table that begins on page 8 of this prospectus;
- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table; and
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 Fees" column of the Fund Expense Table.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds**

Revenues received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company and its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments are not disclosed in the Fund Expense Table and do not increase directly or indirectly the fees and expenses shown in the Fund Expense Table. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 6 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2004, in connection with the registered variable annuity contracts issued by the Company:

(1) Fidelity Investments
(2) AIM Investments
(3) Lord Abbett Funds
(4) Calvert Funds
(5) Franklin Templeton Investments
(6) Pioneer Investments

If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** Our current practice is to reflect the cost of premium taxes in our income payment rates. We reserve the right, however, to deduct a charge for premium taxes from your purchase payment on the contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

# Death Benefit

The following describes the death benefit applicable to variable income payments. These are also outlined under "Income Payments-Payment Options." For information on the death benefit applicable to the fixed dollar option, refer to Appendix I.

See "Income Payments" for a definition of annuitant and beneficiary as used in this section.

**Payment of Death Benefit.** Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:

(1)   Life Income - Guaranteed Payments;
(2)   Life Income - Two Lives - Guaranteed Payments; or
(3)   Nonlifetime - Guaranteed Payments.

Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the income payment start date. Under payment options 1 and 2 above, a lump-sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump-sum payment of the present value of any death benefit may be requested at any time. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of your request in good order.

**Calculation of Lump-Sum Payment of the Death Benefit.** The value of the lump-sum payment of the death benefit will equal the present value of any remaining guaranteed income payments, calculated using the same rate we used to calculate the income payments (i.e., the 3½% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in good order. Such value will reflect any payments made after the date of death. See Appendix I-Fixed Dollar Option for information on calculation of a lump-sum payment of the death benefit applicable to the fixed dollar option.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

**Who Receives Death Benefit Proceeds?** The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file at our Customer Service Center as of the date of death.

**Changes in Beneficiary Designations.** The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

Some restrictions may apply to beneficiary changes under qualified contracts.

# Withdrawals

## *Withdrawals of Variable Income Payments*

You may make partial or full withdrawals of the present value of any remaining guaranteed variable income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).
- The nonlifetime payment option.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50. If you selected the Lifetime Guaranteed Minimum Income Feature, you may not make any withdrawals.

## *Withdrawals of Fixed Income Payments*
### (For additional details see Appendix I - Fixed Dollar Option.)

You may make partial or full withdrawals of the present value of any remaining fixed income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).
- The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

## *Withdrawal Value*

**Variable Income Payments.** For any withdrawal of remaining variable guaranteed income payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the income payments (i.e., the 3½% or 5% assumed annual net return rate stated in the contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in good order at our Customer Service Center.

**Fixed Income Payments.** See Appendix I for details regarding the withdrawal value of fixed payments.

**Amount Received.** For partial withdrawals, you will receive, reduced by any required withholding tax, the amount you specify, subject to the value in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge.

## *Early Withdrawal Charge*

Withdrawals may be subject to an early withdrawal charge as described in "Fees-Early Withdrawal Charge."

## *Reduction of Remaining Payments*

Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the subaccounts proportionately, unless you designate otherwise. For lifetime income payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

# Taxation

## Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

- We do not make any guarantee about the tax treatment of the contract or a transaction involving the contract; and

- For the purposes of this "Taxation" section, contract holder means the person to whom we issue an individually owned contract, the person who receives income payments in connection with an individual contract owned by a plan sponsor, or the participant under a group contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements. For more comprehensive information, contact the Internal Revenue Service (IRS).

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

## Contract Type

The contract is designed for use on a non-tax qualified basis as a nonqualified contract, or as a qualified contract under certain retirement arrangements under Tax Code sections 401, 403(b), 408(b) or 457.

**Tax Rules.** The tax rules vary according to whether the contract is a nonqualified contract or qualified contract used with a qualified retirement arrangement. If used under a qualified retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, sales representative or the Company to learn which Tax Code section applies to your arrangement.

**The Contract.** Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

## Investor Control

The Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

## Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including income payments, full or partial withdrawals of the value of remaining payments (if permitted under the contract), rollovers, exchanges and death benefit proceeds.

We report the taxable portion of all distributions to the Internal Revenue Service (IRS).

**Nonqualified Contracts.** A full withdrawal of the present value of any remaining guaranteed payments under a nonqualified contract is taxable to the extent that the amount received exceeds any remaining investment in the contract.

If a partial withdrawal of the present value of any remaining payments is made and the continuing payments you receive are reduced because of the partial withdrawal, a part of the withdrawal may not be taxable. The part that is not taxable is equal to any remaining investment in the contract multiplied by a fraction. The numerator (top part of the fraction) is the reduction in each payment because of the partial withdrawal. The denominator (bottom part of the fraction) is the full amount of each payment originally provided.

For income payments, an exclusion ratio is calculated to determine the portion of each payment which represents the investment in the contract and is not taxable.

For fixed income payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). The entire annuity payment will be taxable once the recipient has recovered the investment in the contract.

For variable income payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire payment will be taxable once the recipient has recovered the investment in the contract.

**401 and 403(b) Plans.** All distributions from these plans are taxed as received, unless:

- The distribution is an eligible rollover distribution and it is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code, or
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, a portion may be excluded from gross income according to rules detailed in the Tax Code.

Generally, a payment can be an eligible rollover distribution only if it is both of the following:

- Made under a nonlifetime payment option with a period of less than ten years; and
- Only to the extent it is not attributable to after-tax contributions and/or is not a required minimum distribution under Tax Code section 401(a)(9).

**Restrictions on Distributions.** Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability, or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code. Subject to the terms of your 401 plan, distributions from your 401 employee account, and possibly all or a portion of your 401 employer account, may only occur upon: retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, and termination of the plan in certain circumstances. Such distributions remain subject to other applicable restrictions under the Tax Code.

**408(b) IRAs.** All distributions from a traditional IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

A payment can be rolled over only if it is:

- Not attributable to after-tax contributions; and
- Not a required minimum distribution under Tax Code section 401(a)(9).

If you make a tax-free rollover of a distribution from your IRA you may not make another tax-free rollover from the same IRA within a one-year period. There are limitations on the number of rollovers that may be made in any one year period. You should consult a tax adviser prior to making a rollover.

**Taxation of Death Benefit Proceeds.** In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

**457(b) Plans.** All distributions from a 457 plan of a non-governmental, tax-exempt employer are taxed when paid or made available to you, and are subject to mandatory federal income tax withholding as wages, except death benefits. No withholding is required on payments to beneficiaries.

All distributions from a governmental 457(b) plan are taxed when paid, unless the distribution is rolled over to an eligible plan, or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code. Generally, under these plans you or a beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

**Rollovers and Transfers.** Amounts distributed from a governmental 457(b) plan are eligible to be rolled over to a traditional IRA.

## *10% Penalty Tax*

Under certain circumstances, the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 401, 403(b) or 408(b) arrangement. The 10% penalty tax applies only to amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k) or 403(b) plan.

**Nonqualified Contracts.** There is an exception to the 10% penalty tax if payment is made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

- The contract is purchased with a single premium;
- The contract has an annuity starting date, as defined by the Tax Code, no later than one year from date of purchase; and
- The contract provides for a series of substantially equal periodic payments (to be made no less frequently than annually) during the annuity period.

For purposes of determining whether the contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

In addition to the immediate annuity exception, the 10% penalty tax does not apply to the taxable portion of distributions made under certain exceptions, including one or more of the following:

- You have attained age 59½;
- You have become disabled as defined in the Tax Code;
- You have died and the distribution is made to your beneficiary; or
- The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Modification of the series of payments prior to the later of age 59½, or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, as if the exception had not applied.

In addition, if you select an increasing annuity or an early withdrawal of the value of remaining income payments, the payment or distribution may be subject to the 10% penalty tax unless one of the other exceptions applies. You should consult with a tax adviser to determine how this will affect your tax liability.

**401, 403(b) and Governmental 457(b) Plans.** The 10% penalty tax applies to the taxable portion of a distribution from a 401(a), 401(k) or a 403(b) plan or, to the extent such distribution is attributable to a rollover from a 401(a), 401(k) or 403(b), a distribution from a 457(b) plan, unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59 ½;
- You have become disabled as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution is rolled over into another eligible retirement plan of the same type or to an IRA in accordance with the Tax Code;
- You have separated from service with the plan sponsor and the distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is due to an IRS levy upon your account; or
- The withdrawal amount is paid to an alternative payee under a Qualified Domestic Relations Order (QDRO).

In addition, the penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

**408(b) IRAs.** In general, except for the exceptions relating to separation from service with the plan sponsor at or after age 55, the exceptions listed above for 401 and 403(b) plans also apply to distributions from an IRA. The penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for qualified higher education expenses.

## *Withholding for Federal Income Tax Liability*

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**Nonqualified Contracts.** Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

**401 and 403(b) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**408(b) IRAs.** Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

**457 Plans.** All distributions from a non-governmental 457 plan, except death benefit proceeds or amounts rolled over to a traditional IRA, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to beneficiaries.

**Non-resident Aliens.** If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

## *Rules Specific to Certain Plans*

**401 Plans.** Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

- **Assignment or Transfer of Contracts.** Adverse tax consequences to the 401(a) plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

  - A plan participant as a means to provide benefit payments;
  - An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
  - To the Company as collateral for a loan.

**403(b) Plans.** Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

- **Proposed Regulations.** In November 2004, the Treasury Department proposed regulations which, if finalized, do not take effect until after 2005. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include the ability of a 403(b) plan to be terminated which would entitle a participant to a distribution, a revocation of IRS Revenue Ruling 90-24 which would increase restrictions on a participant's right to transfer his or her 403(b) accounts, the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

- **Assignment or Transfer of Contracts.** Adverse tax consequences to the 403(b) plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

  - A plan participant as a means to provide benefit payments;
  - An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
  - To the Company as collateral for a loan.

- **Restrictions on Distributions.** Tax Code section 403(b)(11) restricts the distribution under 403(b) contracts of the following:

  - Salary reduction contributions made after December 31, 1988;
  - Earnings on those contributions; and
  - Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59½, separation from service, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

**408(b) IRAs.** Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee.

- **Assignment or Transfer of Contracts.** Adverse tax consequences may result if you assign, pledge or transfer ownership of a contract, or the designation of an annuitant or payee other than the owner. A contract owner contemplating such a transfer, pledge, assignment or designation or exchange should consult a tax adviser as to the tax consequences.
- **Rollovers and Transfers.** Rollovers and direct transfers are permitted from a 401, 403(a), a 403(b) arrangement, or another traditional IRA to a traditional IRA.

**457(b) Plans.** Tax Code section 457(b) provides for certain deferred compensation plans. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and non-government tax exempt entities. The plan may permit participants to specify the form of investment for their deferred compensation account.

- **Trust Requirement.** 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.
- **Restrictions on Distributions.** Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

## Nonqualified Contracts

**Non-Natural Holders of a Nonqualified Contract.** If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity which is defined in the same way as for penalty tax purposes (see "10% Penalty Tax-Nonqualified Contracts" in this section) or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you elect an increasing annuity or elect to receive an early withdrawal of all or a portion of the value of any remaining payments, you should consult with a tax adviser to determine how this will affect your tax liability. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax.

**Diversification.** Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

## *Assignment of Right to Payments*

A transfer of a contract, the transfer of the right to payments under a nonqualified contract or the exchange of a contract may have tax consequences. Anyone contemplating any such assignment or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

## *Delay of Start Date*

If you have elected to delay your annuity starting date, as defined below, and you die before the annuity starting date, specific rules for payment of any death benefit apply.

The annuity starting date is defined by the Tax Code to mean the first day of the period (month, quarter, half year, year depending upon whether payments will be made monthly, quarterly, semi-annually or annually) which ends on the date of the first annuity payment.

A delayed annuity starting date occurs any time a monthly payment begins later than one month, a quarterly payment begins later than three months or a semi-annual payment begins later than six months from date of purchase. For example, if you purchase the contract on June 1 with monthly payments to begin October 1, your annuity starting date is September 1, and would be considered a delayed annuity starting date.

For nonqualified contracts, if you die before a delayed annuity starting date, the entire interest in the account must be paid within five years of the date of death, or payments may be made over the life or over a period not extending beyond the life expectancy of the designated beneficiary or payee, as applicable, provided such payments begin not later than one year after the date of death. This rule does not apply if the designated beneficiary or payee is your spouse.

For qualified contracts, generally if your death occurs before the required beginning date, your interest in the account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary. For details regarding rules specific to your retirement plan, consult your tax adviser.

## *Possible Changes in Taxation*

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

# Contract Distribution

## *General*

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

| | |
|---|---|
| Banknorth Investment Group, Inc. | ING Barings Corp. |
| Baring Investment Services, Inc. | ING Direct Funds Limited |
| Compulife Investor Services, Inc. | ING DIRECT Securities, Inc. |
| Directed Services, Inc. | ING Funds Distributor, LLC |
| Financial Network Investment Corporation | Multi-Financial Securities Corporation |
| Granite Investment Services, Inc. | PrimeVest Financial Services, Inc. |
| Guaranty Brokerage Services, Inc. | Systematized Benefits Administrators, Inc. |
| ING America Equities, Inc. | |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

## *Commission Payments*

Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 7%. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. In limited circumstances, certain of these distributors may also receive compensation, overrides or reimbursement for expenses associated with the distribution of the contract. At times certain distributors may be offered an enhanced commission for a limited period of time. Commissions and other payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated assets under management, sales of the contracts or other criteria.  These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors.  Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules.  Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time.  Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.  Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers.  These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;
- Marketing allowances;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;
- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;
- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives).  These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

| | | | |
|---|---|---|---|
| (1) | Lincoln Investment Planning Inc. | (14) | Proequities, Inc. |
| (2) | Symetra Investment Services, Inc. | (15) | Investment Professionals, Inc. |
| (3) | SunAmerica Securities, Inc. | (16) | Jefferson Pilot Securities Corporation |
| (4) | Securities America, Inc. | (17) | McGinn, Smith & Co., Inc. |
| (5) | ING Financial Partners, Inc. | (18) | Linsco/Private Ledger Corp. |
| (6) | Financial Network Investment Corp. | (19) | Queens Road Securities |
| (7) | Investacorp Inc. | (20) | A.G. Edwards & Sons |
| (8) | Huckin Financial Group | (21) | Horan Securities, Inc. |
| (9) | National Planning Corporation | (22) | Lincoln Financial Advisors Corporation |
| (10) | Walnut Street Securities, Inc. | (23) | Securities Service Network, Inc. |
| (11) | NIA Securities, L.L.C. | (24) | Woodbury Financial Services, Inc. |
| (12) | MML Investors Services, Inc. | (25) | M Holdings Securities, Inc. |
| (13) | Cadaret Grant & Co., Inc. | | |

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the broker-dealer and the registered representative responsible for your contract are set forth on your application. Commissions and sales related expenses are paid by the Company and are not deducted from your payment to the contract.

# Other Topics

## *The Company*

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford Connecticut  06156

## *Variable Annuity Account C*

We established Variable Annuity Account C (the separate account) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of separate account under the federal securities laws.

The separate account is divided into subaccounts. These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

## Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the New York Stock Exchange is closed (except customary holidays or weekends) or when trading on the New York Stock Exchange is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or
- During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## Performance Reporting

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain periods of time based on historical net asset values of the funds. These numbers will reflect the mortality and expense risk charge, the administrative expense charge (if any), any applicable guaranteed minimum income charge and the advisory fees and other expenses of the funds.

We may also advertise different types of historical performance for the subaccounts including:

- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC.

This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual returns reflect deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any), any applicable guaranteed minimum income charges and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charges. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

## Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## Transfer of Ownership

Ownership of the contract may be changed to the extent permitted by law. You should immediately notify the Company, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service Center. We reserve the right to reject transfer of ownership to a non-natural person. A transfer of ownership may have tax consequences and you should consult with a qualified tax adviser before transferring ownership of the contract.

## Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve Separate Account C as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

## Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

# Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

# Appendix I

# Fixed Dollar Option

The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your purchase payment to the fixed dollar option. If you choose the fixed dollar option, your income payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments, (see "Withdrawals" in this appendix). Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding the fixed dollar option has not been reviewed by the SEC.

## *Payment Options*

All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your purchase payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

(a) **A Cash Refund Feature.** (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump-sum payment equal to the purchase payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income-two lives" payment option that has no reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect an increasing annuity with this feature.

(b) **An Increasing Annuity.** (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity.

## *Fixed Income Payment Amounts*

The amount of each payment depends upon (1) the purchase payment that you allocate to the fixed dollar option, less any premium tax, and (2) the payment option and features chosen.

## *Withdrawals*

**Withdrawal Value-Lifetime Payment Options.** If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity ten year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

**Withdrawal Value-Nonlifetime Payment Options.** If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

The adjusted contract rate equals (Rate of Return) + WY - IY, where:

**Rate of Return** is the fixed annuity present value interest rate shown in your contract
**WY** is the withdrawal yield
**IY** is the issue yield

**WY** is determined as follows:

(1)   WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of noncallable, noninflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date.
(2)   The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal.
(3)   Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

**IY** is determined as follows:

(1)   IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of noncallable, noninflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date.
(2)   The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date.
(3)   Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.
(4)   Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

## *Early Withdrawal Charge*

Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

| Number of Years from Contract Effective Date* | Early Withdrawal Charge |
|---|---|
| 1 or more, but fewer than 2 | 6% |
| 2 or more, but fewer than 3 | 5% |
| 3 or more, but fewer than 4 | 4% |
| 4 or more, but fewer than 5 | 3% |
| 5 or more, but fewer than 6 | 2% |
| 6 or more, but fewer than 7 | 1% |
| 7 or more | 0% |

* For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

**Internal Exchanges.** In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

**Reduction or Elimination of the Early Withdrawal Charge.** We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

(a) The size and type of group of individuals to whom the contract is offered;
(b) The type and frequency of administrative and sales services to be provided; or
(c) Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliate; receiving distributions or making internal transfers from other contracts or arrangements offered by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

## *Death Benefit*

If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

**Payment of Death Benefit.** Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump-sum payment of any death benefit may be requested within six months following the date of death. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of request in good order. A lump-sum payment may be requested at anytime (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

**Death Benefit Amount.** If you elect a right to withdraw, the death benefit value will be determined as described under "Withdrawal Amount" in this appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service Center of proof of death acceptable to us and a request for payment in good order.

# Appendix II
# Description of Underlying Funds

## List of Fund Name Changes

| Current Fund Name | Former Fund Name |
|---|---|
| ING Partners, Inc. - ING American Century Large Company Value Portfolio | ING Partners, Inc. - ING Salomon Brothers Investors Value Portfolio |
| ING Partners, Inc. - ING Fundamental Research Portfolio | ING Partners, Inc. - ING Aeltus Enhanced Index Portfolio |
| ING VP Intermediate Bond Portfolio | ING VP Bond Portfolio |

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund (Series I shares)** | A I M Advisors, Inc. | Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. |
| **AIM Variable Insurance Funds - AIM V.I. Core Equity Fund (Series I shares)** | A I M Advisors, Inc. | Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings. |
| **Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio** | Calvert Asset Management Company, Inc.<br><br>Subadviser: New Amsterdam Partners LLC and SsgA Funds Management, Inc. | Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stocks investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public. |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadviser: FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks). |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadviser: FMR Co., Inc. | Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks). |
| **Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund (Class 2 Shares)** | Franklin Advisory Services, LLC | A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests mainly in equity securities of companies that the fund's manager believes are selling below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company). |
| **ING Partners, Inc. - ING American Century Large Company Value Portfolio (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. Under normal market conditions, invests at least 80% of its assets in equity securities of large capitalization companies. American Century considers large capitalization companies to be companies in the Russell 1000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. - ING American Century Select Portfolio** (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: American Century Investment Management, Inc. (American Century) | Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies. |
| **ING Partners, Inc. - ING American Century Small Cap Value Portfolio** (Service Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: American Century Investment Management, Inc. (American Century) | Seeks long-term growth of capital; income is a secondary objective. Under normal circumstances, invests at least 80% of net assets in equity securities of small-capitalization companies. American Century considers small-capitalization companies to include those with a market capitalization no larger than that of the largest company in the S&P SmallCap 600 Index or the Russell 2000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts. |
| **ING Partners, Inc. - ING Baron Small Cap Growth Portfolio** (Service Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: BAMCO, Inc. | Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase. |
| **ING Partners, Inc. - ING Fundamental Research Portfolio** (Service Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Prior to July 5, 2005, invests at least 80% of assets in stocks included in the S&P 500 Index. Effective July 5, 2005, will invest at least 65% of total assets in common stocks and securities convertible into common stocks. May invest principally in common stocks having significant potential for capital appreciation emphasizing stocks of larger companies. May also invest a portion of assets in stocks of mid-sized companies, and up to 25% of assets in stocks of foreign issuers, depending upon market conditions. May also invest in derivative instruments. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. - ING Goldman Sachs® Capital Growth Portfolio\*** **(Service Class)**  \* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co. | ING Life Insurance and Annuity Company  Subadviser: Goldman Sachs Asset Management, L.P. (GSAM) | Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments that are considered by GSAM to have long-term capital appreciation potential. |
| **ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)** | ING Life Insurance and Annuity Company  Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd. | Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities. |
| **ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio (Service Class)** | ING Life Insurance and Annuity Company  Subadviser: J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of depository receipts. Also may use derivatives. |
| **ING Partners, Inc. - ING MFS Capital Opportunities Portfolio (Initial Class)** | ING Life Insurance and Annuity Company  Subadviser: Massachusetts Financial Services Company (MFS) | Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities). |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. - ING OpCap Balanced Value Portfolio (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OpCap Advisors LLC | Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. government securities. |
| **ING Partners, Inc. - ING Oppenheimer Global Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. | Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States). |
| **ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities. |
| **ING Partners, Inc. - ING PIMCO Total Return Portfolio (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio** (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: Salomon Brothers Asset Management Inc | Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities). |
| **ING Partners, Inc. - ING Salomon Brothers Fundamental Value Portfolio** (Service Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: Salomon Brothers Asset Management Inc | Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the subadviser believes are undervalued in the marketplace. Generally invests in securities of large, well-known companies, but may also invest a significant portion of assets in securities of small to medium-sized companies when the subadviser believes smaller companies offer more attractive value opportunities. |
| **ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio** (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company. |
| **ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio** (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets. |
| **ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio** (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Van Kampen*<br><br>* Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen" | Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes. |
| **ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Van Kampen*<br><br>* Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen" | Seeks total return, consisting of long-term capital appreciation and current income. Normally invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Normally invests at least 65% of assets in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. May invest up to 25% of total assets in securities of foreign issuers. May purchase and sell certain derivative instruments, such as options, futures contracts, and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks. |
| **ING VP Balanced Portfolio, Inc. (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Variable Funds - ING VP Growth and Income Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both. May invest up to 25% of its total assets in stocks of foreign issuers. May invest in derivatives. |
| **ING Variable Portfolios, Inc. - ING VP Growth Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests primarily in common stocks and securities convertible into common stock of large U.S. companies. May invest in derivatives and foreign securities. |
| **ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |
| **ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |
| **ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING VP Intermediate Bond Portfolio** (Class I Shares) | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. Under normal market conditions, the Portfolio invests at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; and options and futures contracts involving securities, securities indices and interest rates. Although the portfolio may invest in high yield debt securities rated below investment grade, it seeks to maintain a minimum average portfolio quality of at least investment grade. |
| **ING Variable Portfolios, Inc. - ING VP International Equity Portfolio** (Class I Shares) | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S and countries with emerging securities markets. These securities may include common stocks as well as securities convertible into common stock. May employ hedging strategies to protect it from adverse effects on the U.S. dollar. May invest in derivatives. |
| **ING Variable Products Trust - ING VP International Value Portfolio** (Class I shares) | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks capital appreciation. Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in countries outside of the U.S. Invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. Generally invests in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the fund's subadviser believes they present attractive investment opportunities. May invest in government debt securities of developed foreign countries. Also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Variable Products Trust - ING VP MagnaCap Portfolio** **(Class I shares)** | ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization. Equity securities in which the Portfolio may invest include common stocks, convertible securities, and rights or warrants. May invest the remaining 20% in other types of securities, including foreign securities and securities of smaller companies. Although the Portfolio normally will be invested as fully as practicable in equity securities, assets not invested in equity securities may be invested in high quality debt securities. |
| **ING VP Money Market Portfolio** **(Class I Shares)** | ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.** |
| **ING Variable Portfolios, Inc. - ING VP Small Company Portfolio** **(Class I Shares)** | ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies. May invest in foreign securities and derivatives. |
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio** **(Class I Shares)** | ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio** **(Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions. |
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio** **(Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions. |
| **ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio** **(Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies. |
| **Lord Abbett Series Fund, Inc. - Growth and Income Portfolio** **(Class VC Shares)** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies that Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index, a widely used benchmark for large-cap stock performance. Equity securities may include common stocks, preferred stocks, convertible securities, warrants, and similar instruments. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC Shares)** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell Mid Cap Index, a widely used benchmark for mid-cap stock performance. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. Equity securities may include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments. |
| **Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio (Class I Shares)** | Pioneer Investment Management, Inc. | Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. |
| **Pioneer Variable Contracts Trust - Pioneer Fund VCT Portfolio (Class I Shares)** | Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks. |
| **Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio (Class I Shares)** | Pioneer Investment Management, Inc. | Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index. |

# Appendix III

## Calculation of Present Value of Remaining Guaranteed Variable or Fixed Income Payments

To the extent that the contracts allow for the full or partial withdrawal of the present value of remaining guaranteed variable or fixed income payments, the present value for each will be calculated as follows:

### Withdrawals - Variable Income

The present value of remaining guaranteed variable income payments is calculated as follows:

Present Value = [ Units x Current Unit Value ] x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [ ( 1 - v ^ n ) / d ]  x  { 1 / [ ( 1 + i ) ^ ( b / ( 365 / m ) ) ] }

Notes:  [ ( 1 - v ^ n ) / d ] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [ ( 1 + i ) ^ ( b / ( 365 / m ) ) ] } is a discount factor representing the time value difference between a the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = ( 1 + AIR ) ^ ( 1 / mode )
v = 1 / ( 1 + i )
d = i / ( 1 + i )
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

This is calculated for each fund held and summed for a total present value amount.

## Withdrawals - Fixed Income

The present value of remaining guaranteed fixed income payments is calculated as follows:

Present Value = Fixed Benefit x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [ ( 1 - v ^ n ) / d ]  x  { 1 / [ ( 1 + i ) ^ ( b / ( 365 / m ) ) ] }

Notes:  [ ( 1 - v ^ n ) / d ] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [ ( 1 + i ) ^ ( b / ( 365 / m ) ) ] } is a discount factor representing the time value difference between a the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = ( 1 + adjusted contract rate ) ^ ( 1 / mode )
v = 1 / ( 1 + i )
d = i / ( 1 + i )
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

## Examples

Withdrawal (assuming variable income with one fund)
The present value of remaining guaranteed variable income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn):

Let Units = 10 and Current Unit Value = $15,

Present Value = 10 x $15 x 22.8516 = $3,427.73

Where Annuity Factor equals:

[ ( 1 - 0.995942 ^ 24 ) / 0.004058 ]  x  { 1 / [ ( 1 + 0.004074 ) ^ ( 20 / ( 365 / 12 ) ) ] }
= 22.8516

Where:
Let AIR = 5%

i = ( 1 + 0.05 ) ^ ( 1 / 12 ) = 0.004074
v = 1 / ( 1 + 0.004074 ) = 0.995942
d = 0.004074 / ( 1 + 0.004074 ) = 0.004058
n = 24
m = 12
b = 20

<u>Withdrawals (assuming fixed income)</u>

The present value of remaining guaranteed fixed income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn) (using equivalent assumptions as the variable example to see the similarity):

Let Fixed Benefit = $150,

Present Value = $150 x 22.8516 = $3,427.73

Where Annuity Factor equals:

[ ( 1 - 0.995942 ^ 24 ) / 0.004058 ]  x  { 1 / [ ( 1 + 0.004074 ) ^ ( 20 / ( 365 / 12 ) ) ] }
= 22.8516

Where:

Let the Adjusted Contract Rate = 5%

$i = ( 1 + 0.05 ) ^ ( 1 / 12 ) = 0.004074$
$v = 1 / ( 1 + 0.004074 ) = 0.995942$
$d = 0.004074 / ( 1 + 0.004074 ) = 0.004058$
$n = 24$
$m = 12$
$b = 20$

# *FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of an Account C prospectus dated April 29, 2005, as well as all current prospectuses for the funds available under the Contracts.*

*_____ Please send an Account C Statement of Additional Information (Form No. SAI.109622-05) dated April 29, 2005.*

_____

**CONTRACT HOLDER'S SIGNATURE**

_____

**DATE**

# APPENDIX IV
## CONDENSED FINANCIAL INFORMATION

### TABLE I
### FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for annuity units outstanding throughout each period)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **AIM V.I. CAPITAL APPRECIATION FUND** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.07 | $10.07 |
| Value at end of period | $10.04 | $9.90 |
| **AIM V.I. CORE EQUITY FUND** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.39 | $10.24 |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.27 | $10.13 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.02 | $10.02 |
| Value at end of period | $10.95 | $10.80 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.57 | $10.43 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.08 | $10.08 |
| Value at end of period | $9.55 | $9.41 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.02 | $10.02 |
| Value at end of period | $11.81 | $11.64 |

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.31 | $10.17 |
| **ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.06 | $10.06 |
| Value at end of period | $11.40 | $11.24 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $12.14 | $11.97 |
| **ING FUNDAMENTAL RESEARCH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $10.46 | $10.31 |
| **ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.33 | $10.18 |
| **ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $11.07 | $10.92 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $11.50 | $11.34 |
| **ING MFS CAPITAL OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.57 | $10.42 |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $10.47 | $10.32 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $10.00 |
| Value at end of period | $9.90 | $9.76 |

# Condensed Financial Information (continued)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.02 | $10.02 |
| Value at end of period | $10.15 | $10.01 |
| **ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.08 | $10.08 |
| Value at end of period | $10.02 | $9.88 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.07 | $10.07 |
| Value at end of period | $9.94 | $9.80 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $10.40 | $10.25 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.06 | $10.06 |
| Value at end of period | $10.78 | $10.63 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $11.04 | $10.88 |
| **ING VP BALANCED PORTFOLIO, INC.** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.36 | $10.21 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.25 | $10.11 |
| **ING VP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.02 | $9.88 |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $10.49 | $10.35 |

# Condensed Financial Information (continued)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $11.03 | $10.87 |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.09 | $10.09 |
| Value at end of period | $11.50 | $11.34 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $10.00 |
| Value at end of period | $9.94 | $9.80 |
| **ING VP INTERNATIONAL EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $10.00 |
| Value at end of period | $10.95 | $10.80 |
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $9.95 | $9.95 |
| Value at end of period | $10.96 | $10.81 |
| **ING VP MAGNACAP PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.39 | $10.25 |
| **ING VP MONEY MARKET PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $10.00 |
| Value at end of period | $9.68 | $9.55 |
| **ING VP SMALL COMPANY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.14 | $10.14 |
| Value at end of period | $10.67 | $10.52 |
| **ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.45 | $10.30 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.60 | $10.46 |

# Condensed Financial Information (continued)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.25 | $10.10 |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.51 | $10.36 |
| **LORD ABBETT SERIES FUND GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.69 | $10.54 |
| **LORD ABBETT SERIES FUND MID-CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.07 | $10.07 |
| Value at end of period | $11.85 | $11.68 |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $11.15 | $10.99 |
| **PIONEER FUND VCT PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.61 | $10.47 |
| **PIONEER MID CAP VALUE VCT PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $11.61 | $11.45 |

# Condensed Financial Information (continued)

## TABLE II
### FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.95%
(Selected data for annuity units outstanding throughout each period)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **AIM V.I. CORE EQUITY FUND** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.28 | $10.14 |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.17 | $10.03 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.47 | $10.32 |
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.21 | $10.07 |
| **ING FUNDAMENTAL RESEARCH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.04 |
| Value at end of period | $10.35 | $10.21 |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $10.36 | $10.22 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $9.99 |
| Value at end of period | $9.80 | $9.67 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.06 | $10.06 |
| Value at end of period | $10.67 | $10.53 |
| **ING VP BALANCED PORTFOLIO, INC.** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.26 | $10.11 |

# Condensed Financial Information (continued)

| | Assumed Annual Net Return Rate of 3.50% (unaudited) 2004 | Assumed Annual Net Return Rate of 5.00% (unaudited) 2004 |
|---|---|---|
| **ING VP GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.15 | $10.01 |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.05 | $10.05 |
| Value at end of period | $10.39 | $10.24 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $10.00 |
| Value at end of period | $9.84 | $9.70 |
| **ING VP MONEY MARKET PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.00 | $9.99 |
| Value at end of period | $9.59 | $9.45 |
| **ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.34 | $10.20 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.50 | $10.35 |
| **ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.03 | $10.03 |
| Value at end of period | $10.14 | $10.00 |
| **LORD ABBETT SERIES FUND GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.03 |
| Value at end of period | $10.59 | $10.44 |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.01 | $10.01 |
| Value at end of period | $11.04 | $10.89 |
| **PIONEER FUND VCT PORTFOLIO** | | |
| (Funds were first received in this option during January 2004) | | |
| Value at beginning of period | $10.04 | $10.04 |
| Value at end of period | $10.51 | $10.36 |


**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**


**Statement of Additional Information**
**dated**
**April 29, 2005**

**ING Flexible Income Annuity**

A Fixed and Variable, Single Premium, Group or Individual, Immediate Annuity Contract

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the separate account) dated April 29, 2005.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

USFS Customer Service Center
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-238-6273

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its affiliate ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked based on assets among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004.

The Company is an indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

| | |
|---|---|
| AIM V.I. Capital Appreciation Fund (Series I) | ING T. Rowe Price Growth Equity Portfolio (Initial Class) |
| AIM V.I. Core Equity Fund (Series I) | ING UBS U.S. Large Cap Equity Portfolio  (Initial Class) |
| Calvert Social Balanced Portfolio | ING Van Kampen Comstock Portfolio (Service Class) |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Van Kampen Equity and Income Portfolio (Initial Class) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING VP Balanced Portfolio, Inc. (Class I) |
| Fidelity® VIP Growth Portfolio (Initial Class) | ING VP Growth and Income Portfolio (Class I) |
| Franklin Small Cap Value securities fund (Class 2) | ING VP Growth Portfolio (Class I) |
| ING American Century Large Company Value Portfolio (Service Class)* | ING VP Index Plus LargeCap Portfolio (Class I) |
| ING American Century Select Portfolio (Initial Class) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING American Century Small Cap Value Portfolio (Service Class) | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING Baron Small Cap Growth Portfolio (Service Class) | ING VP Intermediate Bond Portfolio (Class I)* |
| ING Fundamental Research Portfolio (Service Class) | ING VP International Equity Portfolio (Class I) |
| ING Goldman Sachs® Capital Growth Portfolio (Service Class)** | ING VP International Value Portfolio (Class I) |
| ING JPMorgan Fleming International Portfolio (Initial Class) | ING VP MagnaCap Portfolio (Class I) |
| ING JPMorgan Mid Cap Value Portfolio (Service Class) | ING VP Money Market Portfolio (Class I) |
| ING MFS Capital Opportunities Portfolio (Initial Class) | ING VP Small Company Portfolio (Class I) |
| ING OpCap Balanced Value Portfolio (Service Class) | ING VP Strategic Allocation Balanced Portfolio (Class I) |
| ING Oppenheimer Global Portfolio (Initial Class) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) | ING VP Strategic Allocation Income Portfolio (Class I) |
| ING PIMCO Total Return Portfolio (Service Class) | ING VP Value Opportunity Portfolio (Class I) |
| ING Salomon Brothers Aggressive Growth Portfolio (Initial Class) | Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) |
| ING Salomon Brothers Fundamental Value Portfolio (Service Class) | Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Shares) | Pioneer Equity Income VCT Portfolio (Class I) |
| | Pioneer Fund VCT Portfolio (Class I) |
| | Pioneer Mid Cap Value VCT Portfolio (Class I) |

\* This fund has changed its name to the name listed above.  See Appendix II – Description of Underlying Funds in the prospectus for a complete list of former and current fund names.

\*\* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

## OFFERING AND PURCHASE OF CONTRACT

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC.  ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.  The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the section entitled "Purchase."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003, and 2002 amounted to $33,938,738.36, $32,306,093, and $28,823,475, respectively.  These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

# INCOME PAYMENTS

Your variable income payments will fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected subaccount(s). The first income payment and subsequent income payments also vary depending upon the assumed annual net return rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income payment, but subsequent income payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

A fixed number of annuity units is determined in each of the designated subaccounts on the contract effective date. The number of annuity units, which generally does not change thereafter, is calculated by dividing (a) by (b), where (a) is the amount of the income payment as if the payment was calculated as of the contract effective date, and (b) is the annuity unit value for that investment option on the contract effective date. The first payment will be calculated as of the tenth valuation before the payment due date, which depends upon the payment frequency you have selected. As noted above, annuity unit values fluctuate from one valuation to the next (see "Calculating Variable Income Payments" in the prospectus); such fluctuations reflect changes in the net investment factor for the applicable subaccount(s) (with a ten valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed annual net return rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for each subaccount selected.

## EXAMPLE:
Assume that you purchase a single premium immediate annuity contract with a $50,000 premium. The payment option that you select has a payment factor of $6.68 per $1,000 of value applied. Also assume that no premium tax charge is payable.

If a payment was determined as of the contract effective date, that payment would be calculated by multiplying $6.68 per $1,000 by 50.000. This would produce an initial payment of $334.00.

Assume that the value of the annuity unit on the contract effective date is 13.400000. The payment calculated as of the contract effective date is divided by the annuity unit value to determine the number of annuity units (that is, $334.00/13.400000 = 24.925 annuity units). The number of annuity units will generally remain constant over the term of your contract as determined by the income payment option you select. The value of each payment will be determined on the tenth valuation before the payment due date by multiplying the number of annuity units by that date's annuity unit value.

Payments will subsequently fluctuate depending upon the net investment performance that occurs between payment valuation dates less a factor that represents the assumed annual net return rate. This offsets the assumed annual net return rate built into the number of annuity units determined above.

Annuity unit values are calculated on a daily basis by multiplying the annuity unit value by the daily net return factor and by a factor to reflect the daily assumed annual net return rate. The factor for a 3.5% assumed annual net return rate is 0.9999058 and for 5.0% is 0.9998663. The new payment is calculated by multiplying the number of annuity units by the new annuity unit value.

## SALES MATERIAL AND ADVERTISING

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain time periods based on the historical net asset values of the funds. We may also advertise returns based on other fee schedules that apply to a particular contract holder. These fee schedules may result in higher returns than those shown.

We may also include hypothetical illustrations in our sales literature that explain the mathematical principles of compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and savings or investment products such as personal savings accounts and certificates of deposit.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may categorize funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials, information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

**FINANCIAL STATEMENTS**

**ING Life Insurance and Annuity Company**

**Variable Annuity Account C**

*Year ended December 31, 2004*
*with Report of Independent Registered Public Accounting Firm*

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**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Financial Statements**
**Year ended December 31, 2004**


# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Health Sciences Fund - Investor Class
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
  AIM V.I. Core Equity Fund - Series I
  AIM V.I. Growth Fund - Series I
  AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
  Alliance Bernstein Growth and Income Fund -
    Class A
  Alliance Bernstein Growth and Income Portfolio
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-Advisor
  Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Asset Fund
Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial
    Class

Fidelity® Variable Insurance Products (continued):
  Fidelity® VIP Overseas Portfolio-Initial Class
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund-Class 2
The Growth Fund of America® - Class R-3
The Growth Fund of America® - Class R-4
The Income Fund of America® - Class R-3
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class
  ING American Century Select Portfolio - Service
    Class

ING Partners, Inc. (continued):
   ING American Century Small Cap Value Portfolio - Service Class
   ING Baron Small Cap Growth Portfolio - Service Class
   ING Goldman Sachs® Capital Growth Portfolio - Service Class
   ING JPMorgan International Portfolio - Initial Class
   ING JPMorgan Mid Cap Value Portfolio - Service Class
   ING MFS Capital Opportunities Portfolio - Initial Class
   ING OpCap Balanced Value Portfolio - Service Class
   ING Oppenheimer Global Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Service Class
   ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
   ING Salomon Brothers Aggressive Growth Portfolio - Service Class
   ING Salomon Brothers Fundamental Value Portfolio - Service Class
   ING Salomon Brothers Investors Value Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
   ING T. Rowe Price Growth Equity Portfolio - Initial Class
   ING T. Rowe Price Growth Equity Portfolio - Service Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial Class
   ING Van Kampen Comstock Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Balanced Portfolio - Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Income Portfolio - Class I
   ING Financial Services Fund - Class A
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
   ING GET US Core Portfolio - Series 1
   ING GET US Core Portfolio - Series 2
   ING GET US Core Portfolio - Series 3
   ING GET US Core Portfolio - Series 5
   ING GET US Core Portfolio - Series 6
   ING GET US Core Portfolio - Series 7

ING GNMA Income Fund - Class A
ING Intermediate Bond Fund - Class A
ING Variable Portfolios, Inc.:
   ING VP Global Science and Technology Portfolio - Class I
   ING VP Growth Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP International Equity Portfolio - Class I
   ING VP Small Company Portfolio - Class I
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class I
   ING VP Growth Opportunities Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP MagnaCap Portfolio - Class I
   ING VP MidCap Opportunities Portfolio-Class I
   ING VP Real Estate Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio-Class I
ING Real Estate Fund - Class A
Janus Advisor Series Balanced Fund - Class I
Janus Aspen Series:
   Janus Aspen Balanced Portfolio-Institutional Shares
   Janus Aspen Capital Appreciation Portfolio-Service Shares
   Janus Aspen Flexible Income Portfolio-Institutional Shares
   Janus Aspen Growth Portfolio-Institutional Shares
   Janus Aspen Mid Cap Growth Portfolio-Institutional Shares
   Janus Aspen Worldwide Growth Portfolio-Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A
Lord Abbett Series Fund, Inc.:
   Lord Abbett Growth and Income Portfolio – Class VC
   Lord Abbett Mid-Cap Value Portfolio-Class VC
   Lord Abbett Mid Cap Value Fund - Class A
   Lord Abbett Small-Cap Value Fund - Class A
Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
   MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio
Mutual Discovery Fund - Class R
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund® - Class A

Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Main Street® Small Cap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A
PIMCO VIT Real Return Portfolio - Admin Class
Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-Class I
  Pioneer Fund - Class A
  Pioneer Fund VCT Portfolio-Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio-Class I

Scudder Equity 500 Index Fund
T. Rowe Price Mid-Cap Value Fund - R Class
Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
UBS U.S. Small Cap Growth Fund - Class A
Vanguard® 500 Index Fund - Investor Shares
Vanguard® Variable Insurance Fund - Equity Income
  Portfolio
Wangers Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM] - Class R-3
Washington Mutual Investors Fund[SM] - Class R-4

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Growth |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Investments in mutual funds at fair value | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| Total assets | 21 | 196 | - | 20,524 | 38,313 | 17,595 |
| Net assets | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| | | | | | | |
| **Net assets** | | | | | | |
| Accumulation units | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,301 | $ 17,595 |
| Contracts in payout (annuitization) period | - | - | - | - | 12 | - |
| Total net assets | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| | | | | | | |
| Total number of shares | 414 | 6,857 | 2 | 904,542 | 1,695,267 | 1,096,276 |
| | | | | | | |
| Cost of shares | $ 19 | $ 194 | $ - | $ 20,726 | $ 41,023 | $ 17,571 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio | American Balanced Fund® | American Century® Income & Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| Total assets | 19,636 | 22 | 50 | 1,269 | 4,389 |
| Net assets | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,632 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| Contracts in payout (annuitization) | | | | | |
| period | 4 | - | - | - | - |
| Total net assets | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| | | | | | |
| Total number of shares | 921,877 | 5,877 | 2,064 | 70,681 | 143,195 |
| | | | | | |
| Cost of shares | $ 20,241 | $ 20 | $ 48 | $ 1,240 | $ 3,840 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Ariel Appreciation | Ariel | Baron Asset | Baron Growth | Calvert Social Balanced |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 192 | $ 154 | $ 135 | $ 392 | $ 66,170 |
| Total assets | 192 | 154 | 135 | 392 | 66,170 |
| Net assets | $ 192 | $ 154 | $ 135 | $ 392 | $ 66,170 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 192 | $ 154 | $ 135 | $ 392 | $ 66,170 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 192 | $ 154 | $ 135 | $ 392 | $ 66,170 |
| | | | | | |
| Total number of shares | 4,037 | 2,898 | 2,564 | 8,870 | 35,347,158 |
| | | | | | |
| Cost of shares | $ 181 | $ 147 | $ 129 | $ 344 | $ 68,763 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| Total assets | 553 | 16,360 | 47,554 | 423 | 743,262 |
| Net assets | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 741,643 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | 1,619 |
| Total net assets | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| | | | | | |
| Total number of shares | 15,680 | 463,995 | 1,730,508 | 16,763 | 27,921,192 |
| | | | | | |
| Cost of shares | $ 500 | $ 14,989 | $ 40,703 | $ 380 | $ 603,027 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income | | Fidelity® VIP Growth | | Fidelity® VIP High Income | | Fidelity® VIP *Asset Manager*<sup>SM</sup> | | Fidelity® VIP Index 500 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 405,088 | $ | 377,338 | $ | 5,210 | $ | 20,327 | $ | 116,763 |
| Total assets | | 405,088 | | 377,338 | | 5,210 | | 20,327 | | 116,763 |
| Net assets | $ | 405,088 | $ | 377,338 | $ | 5,210 | $ | 20,327 | $ | 116,763 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 404,293 | $ | 376,917 | $ | 5,117 | $ | 20,327 | $ | 116,763 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | 795 | | 421 | | 93 | | - | | - |
| Total net assets | $ | 405,088 | $ | 377,338 | $ | 5,210 | $ | 20,327 | $ | 116,763 |
| | | | | | | | | | | |
| Total number of shares | | 15,967,213 | | 11,788,138 | | 744,340 | | 1,368,853 | | 847,641 |
| | | | | | | | | | | |
| Cost of shares | $ | 360,265 | $ | 473,572 | $ | 4,992 | $ | 20,453 | $ | 114,106 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| Total assets | 41,057 | 70 | 50,132 | 1,320 | 51,341 |
| Net assets | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 41,057 | $ 70 | $ 49,829 | $ 1,320 | $ 51,341 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | 303 | - | - |
| Total net assets | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| | | | | | |
| Total number of shares | 2,343,408 | 2,041 | 3,203,324 | 48,724 | 1,885,457 |
| | | | | | |
| Cost of shares | $ 36,421 | $ 62 | $ 42,958 | $ 1,235 | $ 47,803 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | ING GET Fund - Series H | ING GET Fund - Series I | ING GET Fund - Series J | ING GET Fund - Series K |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| Total assets | 110 | 13,499 | 770 | 351 | 1,349 |
| Net assets | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| | | | | | |
| Total number of shares | 5,936 | 1,388,751 | 78,920 | 36,466 | 136,680 |
| | | | | | |
| Cost of shares | $ 105 | $ 13,999 | $ 795 | $ 366 | $ 1,382 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING GET Fund - Series L | ING GET Fund - Series Q | ING GET Fund - Series S | ING VP Balanced | ING VP Emerging Markets |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 696 | $ 3,849 | $ 23,958 | $ 692,148 | $ 10,509 |
| Total assets | 696 | 3,849 | 23,958 | 692,148 | 10,509 |
| Net assets | $ 696 | $ 3,849 | $ 23,958 | $ 692,148 | $ 10,509 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 696 | $ 3,849 | $ 23,958 | $ 664,329 | $ 10,509 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 27,819 | - |
| Total net assets | $ 696 | $ 3,849 | $ 23,958 | $ 692,148 | $ 10,509 |
| | | | | | |
| Total number of shares | 71,450 | 371,157 | 2,288,298 | 51,652,804 | 1,323,603 |
| | | | | | |
| Cost of shares | $ 719 | $ 3,718 | $ 22,968 | $ 743,884 | $ 9,273 |

*The accompanying notes are an integral part of these financial statements.*

11

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

|  | ING VP Intermediate Bond | ING VP Money Market | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| Total assets | 407,745 | 216,952 | 20,790 | 1,428 | 29,119 |
| Net assets | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 402,003 | $ 216,363 | $ 20,790 | $ 1,428 | $ 29,119 |
| Contracts in payout (annuitization) | | | | | |
| period | 5,742 | 589 | - | - | - |
| Total net assets | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| | | | | | |
| Total number of shares | 31,030,784 | 16,768,617 | 1,177,878 | 116,857 | 1,550,554 |
| | | | | | |
| Cost of shares | $ 416,294 | $ 216,127 | $ 17,180 | $ 1,328 | $ 27,098 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income | | ING Aeltus Enhanced Index | | ING American Century Select | | ING American Century Small Cap Value | | ING Baron Small Cap Growth | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 30,123 | $ | 1,536 | $ | 2,070 | $ | 25,577 | $ | 58,317 |
| Total assets | | 30,123 | | 1,536 | | 2,070 | | 25,577 | | 58,317 |
| Net assets | $ | 30,123 | $ | 1,536 | $ | 2,070 | $ | 25,577 | $ | 58,317 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 30,123 | $ | 1,536 | $ | 2,070 | $ | 25,536 | $ | 58,205 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | 41 | | 112 |
| Total net assets | $ | 30,123 | $ | 1,536 | $ | 2,070 | $ | 25,577 | $ | 58,317 |
| | | | | | | | | | | |
| Total number of shares | | 2,192,350 | | 176,556 | | 223,317 | | 2,093,007 | | 3,898,183 |
| | | | | | | | | | | |
| Cost of shares | $ | 27,506 | $ | 1,405 | $ | 1,975 | $ | 23,715 | $ | 48,529 |

*The accompanying notes are an integral part of these financial statements.*

13

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan Mid Cap Value | ING MFS Capital Opportunities | ING OpCap Balanced Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| Total assets | 1,490 | 138,552 | 14,426 | 143,585 | 20,474 |
| Net assets | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,490 | $ 138,383 | $ 14,377 | $ 143,334 | $ 20,256 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 169 | 49 | 251 | 218 |
| Total net assets | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| | | | | | |
| Total number of shares | 132,330 | 11,264,363 | 1,038,617 | 5,278,849 | 1,524,496 |
| | | | | | |
| Cost of shares | $ 1,317 | $ 105,794 | $ 13,017 | $ 208,378 | $ 18,666 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
### *(Dollars in thousands)*

| | ING Oppenheimer Global | ING PIMCO Total Return | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| Total assets | 2,264 | 43,692 | 228,353 | 16 | 10,359 |
| Net assets | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,244 | $ 43,536 | $ 228,277 | $ 16 | $ 10,304 |
| Contracts in payout (annuitization) | | | | | |
| period | 20 | 156 | 76 | - | 55 |
| Total net assets | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| | | | | | |
| Total number of shares | 179,994 | 3,986,466 | 5,715,964 | 414 | 575,803 |
| | | | | | |
| Cost of shares | $ 2,057 | $ 42,897 | $ 282,700 | $ 16 | $ 9,194 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Salomon Brothers Investors Value | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class | ING UBS U.S. Large Cap Equity |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| Total assets | 5,760 | 9,594 | 291,385 | 219 | 135,468 |
| Net assets | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,760 | $ 9,585 | $ 290,763 | $ 219 | $ 134,912 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 9 | 622 | - | 556 |
| Total net assets | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| | | | | | |
| Total number of shares | 406,498 | 1,200,745 | 5,849,933 | 4,429 | 15,788,780 |
| | | | | | |
| Cost of shares | $ 5,190 | $ 8,948 | $ 279,505 | $ 199 | $ 159,100 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Van Kampen Comstock | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| Total assets | 71,730 | 2,372 | 70,666 | 81,653 | 36,460 |
| Net assets | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 70,654 | $ 2,372 | $ 70,261 | $ 81,369 | $ 36,313 |
| Contracts in payout (annuitization) | | | | | |
| period | 1,076 | - | 405 | 284 | 147 |
| Total net assets | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| | | | | | |
| Total number of shares | 5,836,492 | 71,072 | 5,080,208 | 5,532,074 | 2,795,991 |
| | | | | | |
| Cost of shares | $ 60,848 | $ 2,196 | $ 66,138 | $ 76,959 | $ 34,093 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | ING Financial Services | ING VP Growth and Income | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| Total assets | 9 | 2,182,323 | 2,224 | 18,726 | 52,924 |
| Net assets | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9 | $ 2,021,342 | $ 2,224 | $ 18,726 | $ 52,924 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 160,981 | - | - | - |
| Total net assets | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| | | | | | |
| Total number of shares | 410 | 112,781,554 | 209,453 | 1,793,647 | 5,224,462 |
| | | | | | |
| Cost of shares | $ 9 | $ 3,237,586 | $ 2,096 | $ 17,947 | $ 52,281 |

*The accompanying notes are an integral part of these financial statements.*

18

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING GET US Core - Series 5 | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| Total assets | 696 | 5,605 | 4,017 | 404 | 535 |
| Net assets | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| | | | | | |
| Total number of shares | 65,822 | 553,811 | 401,309 | 46,714 | 51,245 |
| | | | | | |
| Cost of shares | $ 659 | $ 5,538 | $ 4,014 | $ 405 | $ 536 |

*The accompanying notes are an integral part of these financial statements.*

19

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | ING VP Global Science and Technology | | ING VP Growth | | ING VP Index Plus LargeCap | | ING VP Index Plus MidCap | | ING VP Index Plus SmallCap | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 40,737 | $ | 89,883 | $ | 562,520 | $ | 361,470 | $ | 158,486 |
| Total assets | | 40,737 | | 89,883 | | 562,520 | | 361,470 | | 158,486 |
| Net assets | $ | 40,737 | $ | 89,883 | $ | 562,520 | $ | 361,470 | $ | 158,486 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 40,737 | $ | 89,673 | $ | 558,199 | $ | 360,442 | $ | 157,892 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | 210 | | 4,321 | | 1,028 | | 594 |
| Total net assets | $ | 40,737 | $ | 89,883 | $ | 562,520 | $ | 361,470 | $ | 158,486 |
| | | | | | | | | | | |
| Total number of shares | | 10,664,217 | | 9,401,996 | | 37,956,839 | | 19,904,753 | | 9,669,699 |
| | | | | | | | | | | |
| Cost of shares | $ | 37,951 | $ | 123,090 | $ | 604,721 | $ | 284,666 | $ | 121,084 |

*The accompanying notes are an integral part of these financial statements.*

20

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
### *(Dollars in thousands)*

| | ING VP International Equity | | ING VP Small Company | | ING VP Value Opportunity | | ING VP Financial Services | | ING VP International Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 14,340 | $ | 175,779 | $ | 110,369 | $ | 194 | $ | 58,379 |
| Total assets | | 14,340 | | 175,779 | | 110,369 | | 194 | | 58,379 |
| Net assets | $ | 14,340 | $ | 175,779 | $ | 110,369 | $ | 194 | $ | 58,379 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 14,317 | $ | 175,294 | $ | 110,369 | $ | 194 | $ | 58,092 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | 23 | | 485 | | - | | - | | 287 |
| Total net assets | $ | 14,340 | $ | 175,779 | $ | 110,369 | $ | 194 | $ | 58,379 |
| | | | | | | | | | | |
| Total number of shares | | 1,640,756 | | 8,815,382 | | 8,367,596 | | 17,586 | | 4,575,178 |
| | | | | | | | | | | |
| Cost of shares | $ | 12,583 | $ | 126,771 | $ | 103,976 | $ | 181 | $ | 47,718 |

*The accompanying notes are an integral part of these financial statements.*

21

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

|  | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Real Estate | ING VP SmallCap Opportunities | ING Real Estate |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,748 | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |
| Total assets | 1,748 | 5,546 | 27,225 | 8,178 | 282 |
| Net assets | $ 1,748 | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,748 | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 1,748 | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |
| | | | | | |
| Total number of shares | 184,189 | 808,417 | 1,998,895 | 502,950 | 18,764 |
| | | | | | |
| Cost of shares | $ 1,486 | $ 5,022 | $ 23,927 | $ 7,210 | $ 263 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income | Janus Aspen Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| Total assets | - | 356,943 | 3,238 | 78,169 | 199,501 |
| Net assets | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 356,685 | $ 3,238 | $ 78,169 | $ 199,142 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 258 | - | - | 359 |
| Total net assets | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| | | | | | |
| Total number of shares | 4 | 14,634,819 | 132,772 | 6,438,970 | 9,940,264 |
| | | | | | |
| Cost of shares | $ - | $ 349,136 | $ 2,497 | $ 79,222 | $ 283,015 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty | Lord Abbett Affiliated | Lord Abbett Growth and Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| Total assets | 458,336 | 425,591 | 730 | 221 | 109,667 |
| Net assets | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 458,336 | $ 425,071 | $ 730 | $ 221 | $ 108,984 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 520 | - | - | 683 |
| Total net assets | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| | | | | | |
| Total number of shares | 17,737,450 | 15,892,122 | 16,304 | 15,399 | 4,034,847 |
| | | | | | |
| Cost of shares | $ 766,800 | $ 601,444 | $ 574 | $ 205 | $ 93,329 |

*The accompanying notes are an integral part of these financial statements.*

24

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| Total assets | 96,241 | 290 | 530 | 180 | 74,758 |
| Net assets | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 96,041 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| Contracts in payout (annuitization) | | | | | |
| period | 200 | - | - | - | - |
| Total net assets | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| | | | | | |
| Total number of shares | 4,629,186 | 12,793 | 19,235 | 14,557 | 3,488,463 |
| | | | | | |
| Cost of shares | $ 80,164 | $ 269 | $ 517 | $ 164 | $ 64,007 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Moderate Allocation | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective - Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| Total assets | 63 | 186 | 204 | 8,638 | 217 |
| Net assets | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| | | | | | |
| Total number of shares | 4,397 | 7,756 | 7,438 | 313,181 | 5,271 |
| | | | | | |
| Cost of shares | $ 55 | $ 167 | $ 188 | $ 7,854 | $ 202 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth | Oppenheimer Global Securities |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| Total assets | 37,377 | 4 | 13 | 3 | 410,368 |
| Net assets | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,377 | $ 4 | $ 13 | $ - | $ 409,412 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 3 | 956 |
| Total net assets | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| | | | | | |
| Total number of shares | 1,390,528 | 69 | 364 | 77 | 13,906,064 |
| | | | | | |
| Cost of shares | $ 31,976 | $ 4 | $ 12 | $ 3 | $ 316,956 |

*The accompanying notes are an integral part of these financial statements.*

27

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond | Pax World Balanced | PIMCO NFJ Small-Cap Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| Total assets | 43 | 5 | 47,078 | 16,523 | 53 |
| Net assets | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 5 | $ 46,992 | $ 16,523 | $ 53 |
| Contracts in payout (annuitization) period | 43 | - | 86 | - | - |
| Total net assets | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| | | | | | |
| Total number of shares | 2,073 | 283 | 9,036,108 | 711,594 | 1,821 |
| | | | | | |
| Cost of shares | $ 38 | $ 4 | $ 43,768 | $ 15,263 | $ 48 |

*The accompanying notes are an integral part of these financial statements.*

28

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

|  | PIMCO VIT Real Return | Pioneer High Yield | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| Total assets | 9,519 | 437 | 28,279 | 1 | 2,601 |
| Net assets | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,519 | $ 437 | $ 28,130 | $ 1 | $ 2,601 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | 149 | - | - |
| Total net assets | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| | | | | | |
| Total number of shares | 736,747 | 37,661 | 1,374,112 | 33 | 126,437 |
| | | | | | |
| Cost of shares | $ 9,577 | $ 438 | $ 25,017 | $ 1 | $ 2,262 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Pioneer High Yield VCT | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| Total assets | 4,468 | 49,664 | 2 | 619 | 450 |
| Net assets | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,468 | $ 49,397 | $ 2 | $ 619 | $ 450 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 267 | - | - | - |
| Total net assets | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| | | | | | |
| Total number of shares | 382,894 | 2,013,128 | 13 | 27,179 | 36,589 |
| | | | | | |
| Cost of shares | $ 4,403 | $ 42,268 | $ 2 | $ 592 | $ 403 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index | Vanguard® Variable Insurance |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| Total assets | 61 | 6,775 | 48 | 13 | 208 |
| Net assets | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| | | | | | |
| Total number of shares | 2,677 | 608,714 | 3,543 | 170 | 10,671 |
| | | | | | |
| Cost of shares | $ 58 | $ 6,407 | $ 43 | $ 12 | $ 191 |

*The accompanying notes are an integral part of these financial statements.*

31

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
### *(Dollars in thousands)*

| | Wanger Select | | Wanger U.S. Smaller Companies | | Washington Mutual Investors$^{SM}$ - Class R-3 | | Washington Mutual Investors$^{SM}$ - Class R-4 | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Investments in mutual funds | | | | | | | | |
| at fair value | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| Total assets | | 2,227 | | 2,155 | | 1,232 | | 35,859 |
| Net assets | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| | | | | | | | | |
| **Net assets** | | | | | | | | |
| Accumulation units | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| Contracts in payout (annuitization) | | | | | | | | |
| period | | - | | - | | - | | - |
| Total net assets | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| | | | | | | | | |
| Total number of shares | | 100,725 | | 68,696 | | 40,175 | | 1,167,672 |
| | | | | | | | | |
| Cost of shares | $ | 2,137 | $ | 1,919 | $ | 1,178 | $ | 34,397 |

*The accompanying notes are an integral part of these financial statements.*

32

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Growth |
|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | |
| Income: | | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 367 | $ - |
| Total investment income | - | - | - | - | 367 | - |
| Expenses: | | | | | | |
| Mortality and expense risk and other charges | - | - | - | 213 | 432 | 186 |
| Total expenses | - | - | - | 213 | 432 | 186 |
| Net investment income (loss) | - | - | - | (213) | (65) | (186) |
| | | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | | |
| Net realized gain (loss) on investments | - | - | - | (2,335) | (4,988) | (3,438) |
| Capital gains distributions | - | 13 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 13 | - | (2,335) | (4,988) | (3,438) |
| Net unrealized appreciation (depreciation) of investments | 2 | 2 | - | 3,580 | 7,928 | 4,751 |
| Net increase (decrease) in net assets resulting from operations | $ 2 | $ 15 | $ - | $ 1,032 | $ 2,875 | $ 1,127 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Operations
## For the year ended December 31, 2004
*(Dollars in thousands)*

| | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio | American Balanced Fund® | American Century® Income & Growth |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 90 | $ - | $ - | $ 7 | $ 63 |
| Total investment income | 90 | - | - | 7 | 63 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 204 | - | - | 3 | 32 |
| Total expenses | 204 | - | - | 3 | 32 |
| Net investment income (loss) | (114) | - | - | 4 | 31 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (2,219) | - | - | - | 156 |
| Capital gains distributions | - | - | - | 29 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (2,219) | - | - | 29 | 156 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,175 | 2 | 2 | 29 | 212 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 842 | $ 2 | $ 2 | $ 62 | $ 399 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Ariel Appreciation | Ariel | Baron Asset | Baron Growth | Calvert Social Balanced |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 1,082 |
| Total investment income | - | - | - | - | 1,082 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | - | - | 1 | 647 |
| Total expenses | 1 | - | - | 1 | 647 |
| Net investment income (loss) | (1) | - | - | (1) | 435 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | - | (115) |
| Capital gains distributions | 4 | 5 | 3 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 5 | 3 | - | (115) |
| Net unrealized appreciation (depreciation) of investments | 11 | 7 | 6 | 42 | 4,096 |
| Net increase (decrease) in net assets resulting from operations | $ 14 | $ 12 | $ 9 | $ 41 | $ 4,416 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 227 | $ 309 | $ - | $ 2,008 |
| Total investment income | 7 | 227 | 309 | - | 2,008 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1 | 43 | 285 | 1 | 6,532 |
| Total expenses | 1 | 43 | 285 | 1 | 6,532 |
| Net investment income (loss) | 6 | 184 | 24 | (1) | (4,524) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (5) | 368 | - | 6,291 |
| Capital gains distributions | - | - | 1,784 | 11 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | (5) | 2,152 | 11 | 6,291 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 53 | 1,371 | 3,909 | 43 | 87,085 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 60 | $ 1,550 | $ 6,085 | $ 53 | $ 88,852 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Equity- Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP *Asset Manager*<sup></sup> | Fidelity® VIP Index 500 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,241 | $ 997 | $ 569 | $ 588 | $ 1,349 |
| Total investment income | 5,241 | 997 | 569 | 588 | 1,349 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 3,760 | 4,026 | 60 | 217 | 1,087 |
| Total expenses | 3,760 | 4,026 | 60 | 217 | 1,087 |
| Net investment income (loss) | 1,481 | (3,029) | 509 | 371 | 262 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (52) | (5,418) | (63) | (1,138) | (1,689) |
| Capital gains distributions | 1,252 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,200 | (5,418) | (63) | (1,138) | (1,689) |
| Net unrealized appreciation (depreciation) of investments | 34,754 | 15,744 | (18) | 1,644 | 11,434 |
| Net increase (decrease) in net assets resulting from operations | $ 37,435 | $ 7,297 | $ 428 | $ 877 | $ 10,007 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 394 | $ - | $ 42 | $ 3 | $ 234 |
| Total investment income | 394 | - | 42 | 3 | 234 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 393 | - | 292 | 3 | 133 |
| Total expenses | 393 | - | 292 | 3 | 133 |
| Net investment income (loss) | 1 | - | (250) | - | 101 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,313 | - | 1,628 | - | 1 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,313 | - | 1,628 | - | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,946 | 8 | 5,351 | 85 | 3,538 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,260 | $ 8 | $ 6,729 | $ 85 | $ 3,640 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | ING GET Fund - Series D | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 1 | $ 5,799 | $ 5,062 | $ 1,644 | $ 746 |
| Total investment income | 1 | 5,799 | 5,062 | 1,644 | 746 |
| Expenses: | | | | | |
|   Mortality and expense risk and | | | | | |
|     other charges | - | 192 | 681 | 271 | 221 |
| Total expenses | - | 192 | 681 | 271 | 221 |
| Net investment income (loss) | 1 | 5,607 | 4,381 | 1,373 | 525 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (18,597) | (7,517) | (1,944) | (141) |
| Capital gains distributions | 1 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 1 | (18,597) | (7,517) | (1,944) | (141) |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 5 | 12,860 | 2,594 | 530 | (368) |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 7 | $ (130) | $ (542) | $ (41) | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING GET Fund - Series I | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 36 | $ 17 | $ 56 | $ 37 | $ 150 |
| Total investment income | 36 | 17 | 56 | 37 | 150 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 15 | 6 | 20 | 11 | 52 |
| Total expenses | 15 | 6 | 20 | 11 | 52 |
| Net investment income (loss) | 21 | 11 | 36 | 26 | 98 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | (1) | (2) | (4) | 26 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (4) | (1) | (2) | (4) | 26 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (22) | (12) | (45) | (26) | (98) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5) | $ (2) | $ (11) | $ (4) | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond | ING VP Money Market |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 749 | $ 13,461 | $ 78 | $ 32,360 | $ 2,594 |
| Total investment income | 749 | 13,461 | 78 | 32,360 | 2,594 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 362 | 7,315 | 99 | 4,382 | 2,242 |
| Total expenses | 362 | 7,315 | 99 | 4,382 | 2,242 |
| Net investment income (loss) | 387 | 6,146 | (21) | 27,978 | 352 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 467 | (10,010) | 869 | 6,351 | (180) |
| Capital gains distributions | 432 | - | - | 16,340 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 899 | (10,010) | 869 | 22,691 | (180) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (940) | 57,025 | 674 | (36,125) | 27 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 346 | $ 53,161 | $ 1,522 | $ 14,544 | $ 199 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 143 | $ 1 | $ 513 | $ 239 | $ 8 |
| Total investment income | 143 | 1 | 513 | 239 | 8 |
| Expenses: | | | | | |
|   Mortality and expense risk and | | | | | |
|     other charges | 157 | 4 | 187 | 167 | 14 |
| Total expenses | 157 | 4 | 187 | 167 | 14 |
| Net investment income (loss) | (14) | (3) | 326 | 72 | (6) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,406 | 41 | 74 | 111 | 81 |
| Capital gains distributions | - | 7 | - | 142 | - |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 1,406 | 48 | 74 | 253 | 81 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 421 | 100 | 1,618 | 2,450 | 48 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 1,813 | $ 145 | $ 2,018 | $ 2,775 | $ 123 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING American Century Select | ING American Century Small Cap Value | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 7 | $ - | $ 1 | $ 1,453 |
| Total investment income | - | 7 | - | 1 | 1,453 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 27 | 171 | 350 | 12 | 1,322 |
| Total expenses | 27 | 171 | 350 | 12 | 1,322 |
| Net investment income (loss) | (27) | (164) | (350) | (11) | 131 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 209 | 863 | 1,811 | 32 | 7,586 |
| Capital gains distributions | - | 1,573 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 209 | 2,436 | 1,811 | 32 | 7,586 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (140) | 931 | 7,495 | 74 | 13,567 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 42 | $ 3,203 | $ 8,956 | $ 95 | $ 21,284 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value | ING MFS Capital Opportunities | ING OpCap Balanced Value | ING Oppenheimer Global | ING PIMCO Total Return |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 20 | $ 643 | $ 161 | $ - | $ - |
| Total investment income | 20 | 643 | 161 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 93 | 1,501 | 176 | 18 | 397 |
| Total expenses | 93 | 1,501 | 176 | 18 | 397 |
| Net investment income (loss) | (73) | (858) | (15) | (18) | (397) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 504 | (26,049) | 339 | 140 | (143) |
| Capital gains distributions | 420 | - | - | 18 | 368 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 924 | (26,049) | 339 | 158 | 225 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 898 | 42,459 | 1,098 | 96 | 1,349 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,749 | $ 15,552 | $ 1,422 | $ 236 | $ 1,177 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value | ING T. Rowe Price Diversified Mid Cap Growth - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 45 | $ - |
| Total investment income | - | - | - | 45 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 2,437 | - | 123 | 63 | - |
| Total expenses | 2,437 | - | 123 | 63 | - |
| Net investment income (loss) | (2,437) | - | (123) | (18) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (6,887) | 1 | 485 | 392 | 4 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (6,887) | 1 | 485 | 392 | 4 |
| Net unrealized appreciation (depreciation) of investments | 27,553 | - | 269 | 13 | (3) |
| Net increase (decrease) in net assets resulting from operations | $ 18,229 | $ 1 | $ 631 | $ 387 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 432 | $ - | $ 1,029 | $ - |
| Total investment income | - | 432 | - | 1,029 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 118 | 2,811 | - | 1,392 | 525 |
| Total expenses | 118 | 2,811 | - | 1,392 | 525 |
| Net investment income (loss) | (118) | (2,379) | - | (363) | (525) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 726 | 1,108 | - | (4,373) | 1,016 |
| Capital gains distributions | - | - | - | - | 249 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 726 | 1,108 | - | (4,373) | 1,265 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (158) | 24,701 | 20 | 21,134 | 7,283 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 450 | $ 23,430 | $ 20 | $ 16,398 | $ 8,023 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING Financial Services |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 804 | $ 794 | $ 635 | $ - |
| Total investment income | 6 | 804 | 794 | 635 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 18 | 682 | 795 | 361 | - |
| Total expenses | 18 | 682 | 795 | 361 | - |
| Net investment income (loss) | (12) | 122 | (1) | 274 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 99 | (563) | (482) | 52 | - |
| Capital gains distributions | - | - | - | - | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 99 | (563) | (482) | 52 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 64 | 6,282 | 8,330 | 2,011 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 151 | $ 5,841 | $ 7,847 | $ 2,337 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING VP Growth and Income | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 | ING GET US Core - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 52,069 | $ 16 | $ 21 | $ 1 | $ - |
| Total investment income | 52,069 | 16 | 21 | 1 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 24,646 | 28 | 251 | 746 | 4 |
| Total expenses | 24,646 | 28 | 251 | 746 | 4 |
| Net investment income (loss) | 27,423 | (12) | (230) | (745) | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (285,303) | 9 | 67 | (168) | - |
| Capital gains distributions | - | 2 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (285,303) | 11 | 67 | (168) | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 406,325 | 49 | 625 | 643 | 37 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 148,445 | $ 48 | $ 462 | $ (270) | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond | ING VP Global Science and Technology |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 5 | $ 4 | $ - |
| Total investment income | - | - | 5 | 4 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 23 | 2 | 1 | 1 | 439 |
| Total expenses | 23 | 2 | 1 | 1 | 439 |
| Net investment income (loss) | (23) | (2) | 4 | 3 | (439) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | - | - | 3,927 |
| Capital gains distributions | - | - | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | - | - | 2 | 3,927 |
| Net unrealized appreciation (depreciation) of investments | 67 | 3 | (1) | (1) | (5,231) |
| Net increase (decrease) in net assets resulting from operations | $ 46 | $ 1 | $ 3 | $ 4 | $ (1,743) |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap | ING VP International Equity |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 116 | $ 5,298 | $ 1,204 | $ 187 | $ 158 |
| Total investment income | 116 | 5,298 | 1,204 | 187 | 158 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 934 | 5,474 | 2,918 | 1,211 | 131 |
| Total expenses | 934 | 5,474 | 2,918 | 1,211 | 131 |
| Net investment income (loss) | (818) | (176) | (1,714) | (1,024) | 27 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (12,208) | (14,980) | 649 | 1,259 | 1,606 |
| Capital gains distributions | - | - | - | 647 | - |
| Total realized gain (loss) on investments and capital gains distributions | (12,208) | (14,980) | 649 | 1,906 | 1,606 |
| Net unrealized appreciation (depreciation) of investments | 18,062 | 63,400 | 46,443 | 24,020 | 371 |
| Net increase (decrease) in net assets resulting from operations | $ 5,036 | $ 48,244 | $ 45,378 | $ 24,902 | $ 2,004 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING VP Small Company | ING VP Value Opportunity | ING VP Financial Services | ING VP Growth Opportunities | ING VP International Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 484 | $ 972 | $ 1 | $ - | $ 561 |
| Total investment income | 484 | 972 | 1 | - | 561 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1,706 | 1,190 | 1 | 5 | 433 |
| Total expenses | 1,706 | 1,190 | 1 | 5 | 433 |
| Net investment income (loss) | (1,222) | (218) | - | (5) | 128 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5,232 | (9,363) | - | 162 | 1,986 |
| Capital gains distributions | - | - | 2 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5,232 | (9,363) | 2 | 162 | 1,986 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 16,525 | 19,282 | 13 | (100) | 5,361 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 20,535 | $ 9,701 | $ 15 | $ 57 | $ 7,475 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Operations
## For the year ended December 31, 2004
### *(Dollars in thousands)*

| | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Real Estate | ING VP SmallCap Opportunities | ING Real Estate |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ - | $ 334 | $ - | $ 4 |
| Total investment income | 27 | - | 334 | - | 4 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 19 | 57 | 74 | 66 | 1 |
| Total expenses | 19 | 57 | 74 | 66 | 1 |
| Net investment income (loss) | 8 | (57) | 260 | (66) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 111 | 403 | 21 | 571 | - |
| Capital gains distributions | - | - | 285 | - | 15 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 111 | 403 | 306 | 571 | 15 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 5 | 53 | 3,298 | 177 | 19 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 124 | $ 399 | $ 3,864 | $ 682 | $ 37 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income | Janus Aspen Growth |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 8,054 | $ 1 | $ 4,666 | $ 292 |
| Total investment income | - | 8,054 | 1 | 4,666 | 292 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 3,832 | 33 | 833 | 2,254 |
| Total expenses | - | 3,832 | 33 | 833 | 2,254 |
| Net investment income (loss) | - | 4,222 | (32) | 3,833 | (1,962) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (2,816) | 181 | 1,064 | (24,092) |
| Capital gains distributions | - | - | - | 656 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (2,816) | 181 | 1,720 | (24,092) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 24,167 | 326 | (3,208) | 31,387 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 25,573 | $ 475 | $ 2,345 | $ 5,333 |

*The accompanying notes are an integral part of these financial statements.*

53

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty | Lord Abbett Affiliated | Lord Abbett Growth and Income |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 4,550 | $ - | $ 1 | $ 857 |
| Total investment income | - | 4,550 | - | 1 | 857 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 4,706 | 4,958 | 6 | 1 | 857 |
| Total expenses | 4,706 | 4,958 | 6 | 1 | 857 |
| Net investment income (loss) | (4,706) | (408) | (6) | - | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (86,576) | (19,474) | (13) | - | 40 |
| Capital gains distributions | - | - | - | 3 | 871 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (86,576) | (19,474) | (13) | 3 | 911 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 170,273 | 32,506 | 152 | 10 | 9,290 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 78,991 | $ 12,624 | $ 133 | $ 13 | $ 10,201 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 251 | $ 1 | $ - | $ 1 | $ 1,034 |
| Total investment income | 251 | 1 | - | 1 | 1,034 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 594 | 1 | 1 | 1 | 676 |
| Total expenses | 594 | 1 | 1 | 1 | 676 |
| Net investment income (loss) | (343) | - | (1) | - | 358 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 628 | - | 1 | - | 257 |
| Capital gains distributions | 1,278 | 8 | 43 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,906 | 8 | 44 | - | 257 |
| Net unrealized appreciation (depreciation) of investments | 12,041 | 21 | 13 | 16 | 5,989 |
| Net increase (decrease) in net assets resulting from operations | $ 13,604 | $ 29 | $ 56 | $ 16 | $ 6,604 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Moderate Allocation | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $            - | $            3 | $            1 | $            83 | $            - |
| Total investment income | - | 3 | 1 | 83 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | - | - | 24 | 1 |
| Total expenses | - | - | - | 24 | 1 |
| Net investment income (loss) | - | 3 | 1 | 59 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | 1 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | - | - | 1 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 63 | 19 | 16 | 784 | 15 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $           63 | $           22 | $           17 | $           844 | $           14 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth | Oppenheimer Global Securities |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 458 | $ - | $ - | $ - | $ 3,624 |
| Total investment income | 458 | - | - | - | 3,624 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 134 | - | - | - | 3,222 |
| Total expenses | 134 | - | - | - | 3,222 |
| Net investment income (loss) | 324 | - | - | - | 402 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 640 | - | - | - | 218 |
| Capital gains distributions | 159 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 799 | - | - | - | 218 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,988 | - | 1 | - | 58,591 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,111 | $ - | $ 1 | $ - | $ 59,211 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond | Pax World Balanced | PIMCO NFJ Small-Cap Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1,770 | $ 97 | $ 1 |
| Total investment income | - | - | 1,770 | 97 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | - | 389 | 72 | - |
| Total expenses | - | - | 389 | 72 | - |
| Net investment income (loss) | - | - | 1,381 | 25 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 788 | 189 | - |
| Capital gains distributions | - | - | - | - | 3 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | - | 788 | 189 | 3 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 1 | 899 | 1,039 | 5 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 1 | $ 3,068 | $ 1,253 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | PIMCO VIT Real Return | Pioneer High Yield | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 33 | $ 6 | $ 423 | $ - | $ 24 |
| Total investment income | 33 | 6 | 423 | - | 24 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 26 | 1 | 164 | - | 21 |
| Total expenses | 26 | 1 | 164 | - | 21 |
| Net investment income (loss) | 7 | 5 | 259 | - | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 40 | - | 551 | - | 85 |
| Capital gains distributions | 272 | 10 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 312 | 10 | 551 | - | 85 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (58) | (1) | 1,984 | - | 136 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 261 | $ 14 | $ 2,794 | $ - | $ 224 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Pioneer High Yield VCT | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 61 | $ 83 | $ - | $ 1 | $ 7 |
| Total investment income | 61 | 83 | - | 1 | 7 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 13 | 284 | - | 1 | 1 |
| Total expenses | 13 | 284 | - | 1 | 1 |
| Net investment income (loss) | 48 | (201) | - | - | 6 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 59 | 405 | - | - | - |
| Capital gains distributions | - | 218 | - | 34 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 59 | 623 | - | 34 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 65 | 5,908 | - | 27 | 47 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 172 | $ 6,330 | $ - | $ 61 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index | Vanguard® Variable Insurance |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 71 | $ - | $ - | $ - |
| Total investment income | 1 | 71 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 14 | - | - | 1 |
| Total expenses | - | 14 | - | - | 1 |
| Net investment income (loss) | 1 | 57 | - | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 8 | - | - | - |
| Capital gains distributions | 2 | - | 1 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2 | 8 | 1 | - | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 368 | 5 | (5) | 17 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6 | $ 433 | $ 6 | $ (5) | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors[SM] - Class R-3 | Washington Mutual Investors[SM] - Class R-4 |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ - | $ 8 | $ 218 |
| Total investment income | - | - | 8 | 218 |
| Expenses: | | | | |
| Mortality and expense risk and | | | | |
| other charges | 8 | 7 | 3 | 94 |
| Total expenses | 8 | 7 | 3 | 94 |
| Net investment income (loss) | (8) | (7) | 5 | 124 |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 205 | (9) | - | - |
| Capital gains distributions | - | - | 10 | 299 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 205 | (9) | 10 | 299 |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | 90 | 236 | 54 | 1,462 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $ 287 | $ 220 | $ 69 | $ 1,885 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity |
|---|---|---|---|---|---|
| Net assets at January 1, 2003 | $ - | $ - | $ - | $ 15,302 | $ 34,728 |
| | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | |
| Operations: | | | | | |
| Net investment income (loss) | - | - | - | (186) | (19) |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | (3,465) | (2,551) |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 8,085 | 10,595 |
| Net increase (decrease) in net assets from operations | - | - | - | 4,434 | 8,025 |
| Changes from principal transactions: | | | | | |
| Total unit transactions | - | - | - | 826 | (231) |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | 826 | (231) |
| Total increase (decrease) in net assets | - | - | - | 5,260 | 7,794 |
| **Net assets at December 31, 2003** | - | - | - | 20,562 | 42,522 |
| | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | |
| Operations: | | | | | |
| Net investment income (loss) | - | - | - | (213) | (65) |
| Net realized gain (loss) on investments and capital gains distributions | - | 13 | - | (2,335) | (4,988) |
| Net unrealized appreciation (depreciation) during the year | 2 | 2 | - | 3,580 | 7,928 |
| Net increase (decrease) in net assets from operations | 2 | 15 | - | 1,032 | 2,875 |
| Changes from contract transactions: | | | | | |
| Total unit transactions | 19 | 181 | - | (1,070) | (7,084) |
| Net increase (decrease) in assets derived from principal transactions | 19 | 181 | - | (1,070) | (7,084) |
| Total increase (decrease) in net assets | 21 | 196 | - | (38) | (4,209) |
| **Net assets at December 31, 2004** | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | AIM V.I. Growth | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 11,403 | $ 15,977 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (129) | - | - |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (2,355) | (1,545) | - | - |
| Net unrealized appreciation (depreciation) during the year | 6,249 | 5,662 | - | - |
| Net increase (decrease) in net assets from operations | 3,742 | 3,988 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,910 | 1,076 | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,910 | 1,076 | - | - |
| Total increase (decrease) in net assets | 5,652 | 5,064 | - | - |
| **Net assets at December 31, 2003** | 17,055 | 21,041 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (186) | (114) | - | - |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (3,438) | (2,219) | - | - |
| Net unrealized appreciation (depreciation) during the year | 4,751 | 3,175 | 2 | 2 |
| Net increase (decrease) in net assets from operations | 1,127 | 842 | 2 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (587) | (2,247) | 20 | 48 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (587) | (2,247) | 20 | 48 |
| Total increase (decrease) in net assets | 540 | (1,405) | 22 | 50 |
| **Net assets at December 31, 2004** | $ 17,595 | $ 19,636 | $ 22 | $ 50 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | American Balanced Fund® | American Century® Income & Growth | Ariel Appreciation | Ariel |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ - | $ 1,152 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 10 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | (1) | - | - |
| Net unrealized appreciation (depreciation) during the year | - | 440 | - | - |
| Net increase (decrease) in net assets from operations | - | 449 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 890 | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | 890 | - | - |
| Total increase (decrease) in net assets | - | 1,339 | - | - |
| **Net assets at December 31, 2003** | - | 2,491 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 31 | (1) | - |
| Net realized gain (loss) on investments and capital gains distributions | 29 | 156 | 4 | 5 |
| Net unrealized appreciation (depreciation) during the year | 29 | 212 | 11 | 7 |
| Net increase (decrease) in net assets from operations | 62 | 399 | 14 | 12 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,207 | 1,499 | 178 | 142 |
| Net increase (decrease) in assets derived from principal transactions | 1,207 | 1,499 | 178 | 142 |
| Total increase (decrease) in net assets | 1,269 | 1,898 | 192 | 154 |
| **Net assets at December 31, 2004** | $ 1,269 | $ 4,389 | $ 192 | $ 154 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Baron Asset | Baron Growth | Calvert Social Balanced | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ 49,766 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 520 | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | (538) | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 9,048 | - |
| Net increase (decrease) in net assets from operations | - | - | 9,030 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | 1,780 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 1,780 | - |
| Total increase (decrease) in net assets | - | - | 10,810 | - |
| **Net assets at December 31, 2003** | - | - | 60,576 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | 435 | 6 |
| Net realized gain (loss) on investments and capital gains distributions | 3 | - | (115) | 1 |
| Net unrealized appreciation (depreciation) during the year | 6 | 42 | 4,096 | 53 |
| Net increase (decrease) in net assets from operations | 9 | 41 | 4,416 | 60 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 126 | 351 | 1,178 | 493 |
| Net increase (decrease) in assets derived from principal transactions | 126 | 351 | 1,178 | 493 |
| Total increase (decrease) in net assets | 135 | 392 | 5,594 | 553 |
| **Net assets at December 31, 2004** | $ 135 | $ 392 | $ 66,170 | $ 553 |

*The accompanying notes are an integral part of these financial statements.*

66

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 9,367 | $ - | $ 382,356 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (118) | - | (2,805) |
| Net realized gain (loss) on investments and capital gains distributions | - | (267) | - | 2,957 |
| Net unrealized appreciation (depreciation) during the year | - | 4,137 | - | 112,756 |
| Net increase (decrease) in net assets from operations | - | 3,752 | - | 112,908 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 4,019 | - | 69,108 |
| Net increase (decrease) in assets derived from principal transactions | - | 4,019 | - | 69,108 |
| Total increase (decrease) in net assets | - | 7,771 | - | 182,016 |
| **Net assets at December 31, 2003** | - | 17,138 | - | 564,372 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 184 | 24 | (1) | (4,524) |
| Net realized gain (loss) on investments and capital gains distributions | (5) | 2,152 | 11 | 6,291 |
| Net unrealized appreciation (depreciation) during the year | 1,371 | 3,909 | 43 | 87,085 |
| Net increase (decrease) in net assets from operations | 1,550 | 6,085 | 53 | 88,852 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14,810 | 24,331 | 370 | 90,038 |
| Net increase (decrease) in assets derived from principal transactions | 14,810 | 24,331 | 370 | 90,038 |
| Total increase (decrease) in net assets | 16,360 | 30,416 | 423 | 178,890 |
| **Net assets at December 31, 2004** | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP *Asset Manager*<sup>SM</sup> |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 226,895 | $ 277,744 | $ 3,569 | $ 18,235 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,598 | (2,540) | 229 | 495 |
| Net realized gain (loss) on investments and capital gains distributions | (2,223) | (8,623) | 942 | (405) |
| Net unrealized appreciation (depreciation) during the year | 70,405 | 98,646 | 154 | 3,010 |
| Net increase (decrease) in net assets from operations | 69,780 | 87,483 | 1,325 | 3,100 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 31,145 | 14,969 | 2,398 | 392 |
| Net increase (decrease) in assets derived from principal transactions | 31,145 | 14,969 | 2,398 | 392 |
| Total increase (decrease) in net assets | 100,925 | 102,452 | 3,723 | 3,492 |
| **Net assets at December 31, 2003** | 327,820 | 380,196 | 7,292 | 21,727 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,481 | (3,029) | 509 | 371 |
| Net realized gain (loss) on investments and capital gains distributions | 1,200 | (5,418) | (63) | (1,138) |
| Net unrealized appreciation (depreciation) during the year | 34,754 | 15,744 | (18) | 1,644 |
| Net increase (decrease) in net assets from operations | 37,435 | 7,297 | 428 | 877 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39,833 | (10,155) | (2,510) | (2,277) |
| Net increase (decrease) in assets derived from principal transactions | 39,833 | (10,155) | (2,510) | (2,277) |
| Total increase (decrease) in net assets | 77,268 | (2,858) | (2,082) | (1,400) |
| **Net assets at December 31, 2004** | $ 405,088 | $ 377,338 | $ 5,210 | $ 20,327 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 72,668 | $ 14,076 | $ - | $ 7,951 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 319 | (91) | - | (93) |
| Net realized gain (loss) on investments and capital gains distributions | (4,305) | 6,761 | - | 452 |
| Net unrealized appreciation (depreciation) during the year | 24,674 | 2,791 | - | 2,979 |
| Net increase (decrease) in net assets from operations | 20,688 | 9,461 | - | 3,338 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,690 | 6,804 | - | 4,594 |
| Net increase (decrease) in assets derived from principal transactions | 7,690 | 6,804 | - | 4,594 |
| Total increase (decrease) in net assets | 28,378 | 16,265 | - | 7,932 |
| **Net assets at December 31, 2003** | 101,046 | 30,341 | - | 15,883 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 262 | 1 | - | (250) |
| Net realized gain (loss) on investments and capital gains distributions | (1,689) | 2,313 | - | 1,628 |
| Net unrealized appreciation (depreciation) during the year | 11,434 | 1,946 | 8 | 5,351 |
| Net increase (decrease) in net assets from operations | 10,007 | 4,260 | 8 | 6,729 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,710 | 6,456 | 62 | 27,520 |
| Net increase (decrease) in assets derived from principal transactions | 5,710 | 6,456 | 62 | 27,520 |
| Total increase (decrease) in net assets | 15,717 | 10,716 | 70 | 34,249 |
| **Net assets at December 31, 2004** | $ 116,763 | $ 41,057 | $ 70 | $ 50,132 |

*The accompanying notes are an integral part of these financial statements.*

69

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2004 and 2003
### *(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING GET Fund - Series D |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $          - | $          - | $          - | $    234,066 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | - | - | - | 5,189 |
|   Net realized gain (loss) on investments and capital gains | | | | |
|     distributions | - | - | - | (7,603) |
|   Net unrealized appreciation (depreciation) during the year | - | - | - | 2,750 |
| Net increase (decrease) in net assets from operations | - | - | - | 336 |
| Changes from principal transactions: | | | | |
|   Total unit transactions | - | - | - | (81,633) |
| Net increase (decrease) in assets derived from | | | | |
|   principal transactions | - | - | - | (81,633) |
| Total increase (decrease) in net assets | - | - | - | (81,297) |
| **Net assets at December 31, 2003** | - | - | - | 152,769 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | - | 101 | 1 | 5,607 |
|   Net realized gain (loss) on investments and capital gains | | | | |
|     distributions | - | 1 | 1 | (18,597) |
|   Net unrealized appreciation (depreciation) during the year | 85 | 3,538 | 5 | 12,860 |
| Net increase (decrease) in net assets from operations | 85 | 3,640 | 7 | (130) |
| Changes from contract transactions: | | | | |
|   Total unit transactions | 1,235 | 47,701 | 103 | (152,639) |
| Net increase (decrease) in assets derived from | | | | |
|   principal transactions | 1,235 | 47,701 | 103 | (152,639) |
| Total increase (decrease) in net assets | 1,320 | 51,341 | 110 | (152,769) |
| **Net assets at December 31, 2004** | $    1,320 | $    51,341 | $    110 | $          - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H | ING GET Fund - Series I |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 104,443 | $ 29,756 | $ 23,282 | $ 1,190 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,544 | 724 | 563 | 19 |
| Net realized gain (loss) on investments and capital gains distributions | (905) | (150) | (25) | - |
| Net unrealized appreciation (depreciation) during the year | (405) | (350) | (191) | (4) |
| Net increase (decrease) in net assets from operations | 1,234 | 224 | 347 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26,021) | (6,149) | (5,094) | (113) |
| Net increase (decrease) in assets derived from principal transactions | (26,021) | (6,149) | (5,094) | (113) |
| Total increase (decrease) in net assets | (24,787) | (5,925) | (4,747) | (98) |
| **Net assets at December 31, 2003** | 79,656 | 23,831 | 18,535 | 1,092 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,381 | 1,373 | 525 | 21 |
| Net realized gain (loss) on investments and capital gains distributions | (7,517) | (1,944) | (141) | (4) |
| Net unrealized appreciation (depreciation) during the year | 2,594 | 530 | (368) | (22) |
| Net increase (decrease) in net assets from operations | (542) | (41) | 16 | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (79,114) | (23,790) | (5,052) | (317) |
| Net increase (decrease) in assets derived from principal transactions | (79,114) | (23,790) | (5,052) | (317) |
| Total increase (decrease) in net assets | (79,656) | (23,831) | (5,036) | (322) |
| **Net assets at December 31, 2004** | $ - | $ - | $ 13,499 | $ 770 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 394 | $ 2,048 | $ 1,187 | $ 5,031 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 34 | 27 | (61) |
| Net realized gain (loss) on investments and capital gains distributions | (1) | 7 | - | 30 |
| Net unrealized appreciation (depreciation) during the year | (2) | (23) | (3) | 213 |
| Net increase (decrease) in net assets from operations | 4 | 18 | 24 | 182 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12) | (330) | (162) | (828) |
| Net increase (decrease) in assets derived from principal transactions | (12) | (330) | (162) | (828) |
| Total increase (decrease) in net assets | (8) | (312) | (138) | (646) |
| **Net assets at December 31, 2003** | 386 | 1,736 | 1,049 | 4,385 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 36 | 26 | 98 |
| Net realized gain (loss) on investments and capital gains distributions | (1) | (2) | (4) | 26 |
| Net unrealized appreciation (depreciation) during the year | (12) | (45) | (26) | (98) |
| Net increase (decrease) in net assets from operations | (2) | (11) | (4) | 26 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (33) | (376) | (349) | (562) |
| Net increase (decrease) in assets derived from principal transactions | (33) | (376) | (349) | (562) |
| Total increase (decrease) in net assets | (35) | (387) | (353) | (536) |
| **Net assets at December 31, 2004** | $ 351 | $ 1,349 | $ 696 | $ 3,849 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $    46,558 | $   597,925 | $     5,020 | $   458,178 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (465) | 5,590 | (61) | 2,655 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | 381 | (20,852) | 1,993 | 6,513 |
| Net unrealized appreciation (depreciation) during the year | 1,679 | 114,905 | 669 | 12,637 |
| Net increase (decrease) in net assets from operations | 1,595 | 99,643 | 2,601 | 21,805 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,492) | (38,198) | 551 | (71,798) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (15,492) | (38,198) | 551 | (71,798) |
| Total increase (decrease) in net assets | (13,897) | 61,445 | 3,152 | (49,993) |
| **Net assets at December 31, 2003** | 32,661 | 659,370 | 8,172 | 408,185 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 387 | 6,146 | (21) | 27,978 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | 899 | (10,010) | 869 | 22,691 |
| Net unrealized appreciation (depreciation) during the year | (940) | 57,025 | 674 | (36,125) |
| Net increase (decrease) in net assets from operations | 346 | 53,161 | 1,522 | 14,544 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,049) | (20,383) | 815 | (14,984) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (9,049) | (20,383) | 815 | (14,984) |
| Total increase (decrease) in net assets | (8,703) | 32,778 | 2,337 | (440) |
| **Net assets at December 31, 2004** | $    23,958 | $   692,148 | $    10,509 | $   407,745 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Money Market | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 368,846 | $ 11,897 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,594 | (123) | - | 16 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (2,912) | (744) | - | (1) |
| Net unrealized appreciation (depreciation) during the year | 151 | 4,001 | - | 403 |
| Net increase (decrease) in net assets from operations | (167) | 3,134 | - | 418 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111,202) | (1,060) | - | 7,871 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (111,202) | (1,060) | - | 7,871 |
| Total increase (decrease) in net assets | (111,369) | 2,074 | - | 8,289 |
| **Net assets at December 31, 2003** | 257,477 | 13,971 | - | 8,289 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 352 | (14) | (3) | 326 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (180) | 1,406 | 48 | 74 |
| Net unrealized appreciation (depreciation) during the year | 27 | 421 | 100 | 1,618 |
| Net increase (decrease) in net assets from operations | 199 | 1,813 | 145 | 2,018 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (40,724) | 5,006 | 1,283 | 18,812 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (40,724) | 5,006 | 1,283 | 18,812 |
| Total increase (decrease) in net assets | (40,525) | 6,819 | 1,428 | 20,830 |
| **Net assets at December 31, 2004** | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index | ING American Century Select | ING American Century Small Cap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 126 | $ 255 | $ 1,834 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (1) | (11) | (33) |
| Net realized gain (loss) on investments and capital gains distributions | 25 | 16 | 47 | 201 |
| Net unrealized appreciation (depreciation) during the year | 167 | 85 | 249 | 960 |
| Net increase (decrease) in net assets from operations | 190 | 100 | 285 | 1,128 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,953 | 574 | 1,654 | 3,345 |
| Net increase (decrease) in assets derived from principal transactions | 1,953 | 574 | 1,654 | 3,345 |
| Total increase (decrease) in net assets | 2,143 | 674 | 1,939 | 4,473 |
| **Net assets at December 31, 2003** | 2,143 | 800 | 2,194 | 6,307 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 72 | (6) | (27) | (164) |
| Net realized gain (loss) on investments and capital gains distributions | 253 | 81 | 209 | 2,436 |
| Net unrealized appreciation (depreciation) during the year | 2,450 | 48 | (140) | 931 |
| Net increase (decrease) in net assets from operations | 2,775 | 123 | 42 | 3,203 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25,205 | 613 | (166) | 16,067 |
| Net increase (decrease) in assets derived from principal transactions | 25,205 | 613 | (166) | 16,067 |
| Total increase (decrease) in net assets | 27,980 | 736 | (124) | 19,270 |
| **Net assets at December 31, 2004** | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,577 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan Mid Cap Value |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 3,239 | $ 347 | $ 107,839 | $ 1,038 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (87) | (6) | 5 | (12) |
| Net realized gain (loss) on investments and capital gains distributions | 175 | 10 | 13,443 | 93 |
| Net unrealized appreciation (depreciation) during the year | 2,280 | 112 | 19,848 | 486 |
| Net increase (decrease) in net assets from operations | 2,368 | 116 | 33,296 | 567 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,650 | 364 | (14,631) | 2,394 |
| Net increase (decrease) in assets derived from principal transactions | 9,650 | 364 | (14,631) | 2,394 |
| Total increase (decrease) in net assets | 12,018 | 480 | 18,665 | 2,961 |
| **Net assets at December 31, 2003** | 15,257 | 827 | 126,504 | 3,999 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (350) | (11) | 131 | (73) |
| Net realized gain (loss) on investments and capital gains distributions | 1,811 | 32 | 7,586 | 924 |
| Net unrealized appreciation (depreciation) during the year | 7,495 | 74 | 13,567 | 898 |
| Net increase (decrease) in net assets from operations | 8,956 | 95 | 21,284 | 1,749 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 34,104 | 568 | (9,236) | 8,678 |
| Net increase (decrease) in assets derived from principal transactions | 34,104 | 568 | (9,236) | 8,678 |
| Total increase (decrease) in net assets | 43,060 | 663 | 12,048 | 10,427 |
| **Net assets at December 31, 2004** | $ 58,317 | $ 1,490 | $ 138,552 | $ 14,426 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

|  | ING MFS Capital Opportunities | ING OpCap Balanced Value | ING Oppenheimer Global | ING PIMCO Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 129,150 | $ 515 | $ 202 | $ 16,279 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,132) | 43 | (7) | 563 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (9,998) | 69 | 99 | 834 |
| Net unrealized appreciation (depreciation) during the year | 43,736 | 692 | 116 | (744) |
| Net increase (decrease) in net assets from operations | 32,606 | 804 | 208 | 653 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,259) | 7,864 | 884 | 14,295 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (10,259) | 7,864 | 884 | 14,295 |
| Total increase (decrease) in net assets | 22,347 | 8,668 | 1,092 | 14,948 |
| **Net assets at December 31, 2003** | 151,497 | 9,183 | 1,294 | 31,227 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (858) | (15) | (18) | (397) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (26,049) | 339 | 158 | 225 |
| Net unrealized appreciation (depreciation) during the year | 42,459 | 1,098 | 96 | 1,349 |
| Net increase (decrease) in net assets from operations | 15,552 | 1,422 | 236 | 1,177 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (23,464) | 9,869 | 734 | 11,288 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (23,464) | 9,869 | 734 | 11,288 |
| Total increase (decrease) in net assets | (7,912) | 11,291 | 970 | 12,465 |
| **Net assets at December 31, 2004** | $ 143,585 | $ 20,474 | $ 2,264 | $ 43,692 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 175,927 | $ - | $ 244 | $ 635 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,138) | - | 26 | (8) |
| Net realized gain (loss) on investments and capital gains distributions | (11,102) | - | 209 | 25 |
| Net unrealized appreciation (depreciation) during the year | 76,768 | - | 900 | 574 |
| Net increase (decrease) in net assets from operations | 63,528 | - | 1,135 | 591 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 329 | - | 8,035 | 2,793 |
| Net increase (decrease) in assets derived from principal transactions | 329 | - | 8,035 | 2,793 |
| Total increase (decrease) in net assets | 63,857 | - | 9,170 | 3,384 |
| **Net assets at December 31, 2003** | 239,784 | - | 9,414 | 4,019 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,437) | - | (123) | (18) |
| Net realized gain (loss) on investments and capital gains distributions | (6,887) | 1 | 485 | 392 |
| Net unrealized appreciation (depreciation) during the year | 27,553 | - | 269 | 13 |
| Net increase (decrease) in net assets from operations | 18,229 | 1 | 631 | 387 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (29,660) | 15 | 314 | 1,354 |
| Net increase (decrease) in assets derived from principal transactions | (29,660) | 15 | 314 | 1,354 |
| Total increase (decrease) in net assets | (11,431) | 16 | 945 | 1,741 |
| **Net assets at December 31, 2004** | $ 228,353 | $ 16 | $ 10,359 | $ 5,760 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 902 | $ 169,889 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (41) | (1,770) | - |
| Net realized gain (loss) on investments and capital gains distributions | 3 | 306 | (1,850) | - |
| Net unrealized appreciation (depreciation) during the year | 3 | 848 | 55,811 | - |
| Net increase (decrease) in net assets from operations | 6 | 1,113 | 52,191 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 7,405 | 24,523 | - |
| Net increase (decrease) in assets derived from principal transactions | 10 | 7,405 | 24,523 | - |
| Total increase (decrease) in net assets | 16 | 8,518 | 76,714 | - |
| **Net assets at December 31, 2003** | 16 | 9,420 | 246,603 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (118) | (2,379) | - |
| Net realized gain (loss) on investments and capital gains distributions | 4 | 726 | 1,108 | - |
| Net unrealized appreciation (depreciation) during the year | (3) | (158) | 24,701 | 20 |
| Net increase (decrease) in net assets from operations | 1 | 450 | 23,430 | 20 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (17) | (276) | 21,352 | 199 |
| Net increase (decrease) in assets derived from principal transactions | (17) | (276) | 21,352 | 199 |
| Total increase (decrease) in net assets | (16) | 174 | 44,782 | 219 |
| **Net assets at December 31, 2004** | $ - | $ 9,594 | $ 291,385 | $ 219 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ 114,492 | $ 8,175 | $ 474 | $ 47,846 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (573) | 12 | (6) | 226 |
| Net realized gain (loss) on investments and capital gains distributions | (8,730) | 454 | 42 | (840) |
| Net unrealized appreciation (depreciation) during the year | 34,528 | 3,979 | 116 | 9,405 |
| Net increase (decrease) in net assets from operations | 25,225 | 4,445 | 152 | 8,791 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11,642) | 19,398 | 285 | 1,809 |
| Net increase (decrease) in assets derived from principal transactions | (11,642) | 19,398 | 285 | 1,809 |
| Total increase (decrease) in net assets | 13,583 | 23,843 | 437 | 10,600 |
| **Net assets at December 31, 2003** | 128,075 | 32,018 | 911 | 58,446 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (363) | (525) | (12) | 122 |
| Net realized gain (loss) on investments and capital gains distributions | (4,373) | 1,265 | 99 | (563) |
| Net unrealized appreciation (depreciation) during the year | 21,134 | 7,283 | 64 | 6,282 |
| Net increase (decrease) in net assets from operations | 16,398 | 8,023 | 151 | 5,841 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,005) | 31,689 | 1,310 | 6,379 |
| Net increase (decrease) in assets derived from principal transactions | (9,005) | 31,689 | 1,310 | 6,379 |
| Total increase (decrease) in net assets | 7,393 | 39,712 | 1,461 | 12,220 |
| **Net assets at December 31, 2004** | $ 135,468 | $ 71,730 | $ 2,372 | $ 70,666 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING Financial Services | ING VP Growth and Income |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 56,046 | $ 31,610 | $ - | $ 2,141,418 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (107) | 411 | - | (23,918) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (1,375) | (527) | - | (425,719) |
| Net unrealized appreciation (depreciation) during the year | 14,356 | 3,834 | - | 928,479 |
| Net increase (decrease) in net assets from operations | 12,874 | 3,718 | - | 478,842 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 913 | (1,491) | - | (309,293) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 913 | (1,491) | - | (309,293) |
| Total increase (decrease) in net assets | 13,787 | 2,227 | - | 169,549 |
| **Net assets at December 31, 2003** | 69,833 | 33,837 | - | 2,310,967 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 274 | - | 27,423 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (482) | 52 | 1 | (285,303) |
| Net unrealized appreciation (depreciation) during the year | 8,330 | 2,011 | - | 406,325 |
| Net increase (decrease) in net assets from operations | 7,847 | 2,337 | 1 | 148,445 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,973 | 286 | 8 | (277,089) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 3,973 | 286 | 8 | (277,089) |
| Total increase (decrease) in net assets | 11,820 | 2,623 | 9 | (128,644) |
| **Net assets at December 31, 2004** | $ 81,653 | $ 36,460 | $ 9 | $ 2,182,323 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 | ING GET US Core - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | (24) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 79 | 154 | - | - |
| Net increase (decrease) in net assets from operations | 68 | 130 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,310 | 20,509 | 207 | - |
| Net increase (decrease) in assets derived from principal transactions | 2,310 | 20,509 | 207 | - |
| Total increase (decrease) in net assets | 2,378 | 20,639 | 207 | - |
| **Net assets at December 31, 2003** | 2,378 | 20,639 | 207 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (230) | (745) | (4) |
| Net realized gain (loss) on investments and capital gains distributions | 11 | 67 | (168) | - |
| Net unrealized appreciation (depreciation) during the year | 49 | 625 | 643 | 37 |
| Net increase (decrease) in net assets from operations | 48 | 462 | (270) | 33 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (202) | (2,375) | 52,987 | 663 |
| Net increase (decrease) in assets derived from principal transactions | (202) | (2,375) | 52,987 | 663 |
| Total increase (decrease) in net assets | (154) | (1,913) | 52,717 | 696 |
| **Net assets at December 31, 2004** | $ 2,224 | $ 18,726 | $ 52,924 | $ 696 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | (2) | 4 | 3 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | - | - | 2 |
| Net unrealized appreciation (depreciation) during the year | 67 | 3 | (1) | (1) |
| Net increase (decrease) in net assets from operations | 46 | 1 | 3 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,559 | 4,016 | 401 | 531 |
| Net increase (decrease) in assets derived from principal transactions | 5,559 | 4,016 | 401 | 531 |
| Total increase (decrease) in net assets | 5,605 | 4,017 | 404 | 535 |
| **Net assets at December 31, 2004** | $ 5,605 | $ 4,017 | $ 404 | $ 535 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Global Science and Technology | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 23,001 | $ 76,539 | $ 378,460 | $ 144,261 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (329) | (881) | 144 | (1,031) |
| Net realized gain (loss) on investments and capital gains distributions | (1,973) | (11,268) | (12,981) | (2,145) |
| Net unrealized appreciation (depreciation) during the year | 13,749 | 34,025 | 110,816 | 52,581 |
| Net increase (decrease) in net assets from operations | 11,447 | 21,876 | 97,979 | 49,405 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12,847 | (2,443) | 26,982 | 40,095 |
| Net increase (decrease) in assets derived from principal transactions | 12,847 | (2,443) | 26,982 | 40,095 |
| Total increase (decrease) in net assets | 24,294 | 19,433 | 124,961 | 89,500 |
| **Net assets at December 31, 2003** | 47,295 | 95,972 | 503,421 | 233,761 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (439) | (818) | (176) | (1,714) |
| Net realized gain (loss) on investments and capital gains distributions | 3,927 | (12,208) | (14,980) | 649 |
| Net unrealized appreciation (depreciation) during the year | (5,231) | 18,062 | 63,400 | 46,443 |
| Net increase (decrease) in net assets from operations | (1,743) | 5,036 | 48,244 | 45,378 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Net increase (decrease) in assets derived from principal transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Total increase (decrease) in net assets | (6,558) | (6,089) | 59,099 | 127,709 |
| **Net assets at December 31, 2004** | $ 40,737 | $ 89,883 | $ 562,520 | $ 361,470 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

|  | ING VP Index Plus SmallCap | ING VP International Equity | ING VP Small Company | ING VP Value Opportunity |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $  54,579 | $  8,248 | $  115,085 | $  115,345 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (559) | 3 | (998) | (277) |
| Net realized gain (loss) on investments and capital gains distributions | (56) | 1,452 | (9,972) | (8,337) |
| Net unrealized appreciation (depreciation) during the year | 21,801 | 1,316 | 52,820 | 34,754 |
| Net increase (decrease) in net assets from operations | 21,186 | 2,771 | 41,850 | 26,140 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 18,166 | 914 | 10,497 | (8,309) |
| Net increase (decrease) in assets derived from principal transactions | 18,166 | 914 | 10,497 | (8,309) |
| Total increase (decrease) in net assets | 39,352 | 3,685 | 52,347 | 17,831 |
| **Net assets at December 31, 2003** | 93,931 | 11,933 | 167,432 | 133,176 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,024) | 27 | (1,222) | (218) |
| Net realized gain (loss) on investments and capital gains distributions | 1,906 | 1,606 | 5,232 | (9,363) |
| Net unrealized appreciation (depreciation) during the year | 24,020 | 371 | 16,525 | 19,282 |
| Net increase (decrease) in net assets from operations | 24,902 | 2,004 | 20,535 | 9,701 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39,653 | 403 | (12,188) | (32,508) |
| Net increase (decrease) in assets derived from principal transactions | 39,653 | 403 | (12,188) | (32,508) |
| Total increase (decrease) in net assets | 64,555 | 2,407 | 8,347 | (22,807) |
| **Net assets at December 31, 2004** | $  158,486 | $  14,340 | $  175,779 | $  110,369 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Financial Services | ING VP Growth Opportunities | ING VP International Value | ING VP MagnaCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $        - | $        158 | $      12,825 | $      544 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (6) | 70 | 1 |
| Net realized gain (loss) on investments and capital gains distributions | - | 38 | (610) | (41) |
| Net unrealized appreciation (depreciation) during the year | - | 123 | 6,551 | 315 |
| Net increase (decrease) in net assets from operations | - | 155 | 6,011 | 275 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 984 | 13,755 | 752 |
| Net increase (decrease) in assets derived from principal transactions | - | 984 | 13,755 | 752 |
| Total increase (decrease) in net assets | - | 1,139 | 19,766 | 1,027 |
| **Net assets at December 31, 2003** | - | 1,297 | 32,591 | 1,571 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | 128 | 8 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 162 | 1,986 | 111 |
| Net unrealized appreciation (depreciation) during the year | 13 | (100) | 5,361 | 5 |
| Net increase (decrease) in net assets from operations | 15 | 57 | 7,475 | 124 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 179 | (1,354) | 18,313 | 53 |
| Net increase (decrease) in assets derived from principal transactions | 179 | (1,354) | 18,313 | 53 |
| Total increase (decrease) in net assets | 194 | (1,297) | 25,788 | 177 |
| **Net assets at December 31, 2004** | $      194 | $        - | $      58,379 | $      1,748 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP MidCap Opportunities | ING VP Real Estate | ING VP SmallCap Opportunities | ING Real Estate |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 457 | $ - | $ 2,239 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | - | (30) | - |
| Net realized gain (loss) on investments and capital gains distributions | 155 | - | (356) | - |
| Net unrealized appreciation (depreciation) during the year | 495 | - | 1,518 | - |
| Net increase (decrease) in net assets from operations | 627 | - | 1,132 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,107 | - | 4,674 | - |
| Net increase (decrease) in assets derived from principal transactions | 3,107 | - | 4,674 | - |
| Total increase (decrease) in net assets | 3,734 | - | 5,806 | - |
| **Net assets at December 31, 2003** | 4,191 | - | 8,045 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (57) | 260 | (66) | 3 |
| Net realized gain (loss) on investments and capital gains distributions | 403 | 306 | 571 | 15 |
| Net unrealized appreciation (depreciation) during the year | 53 | 3,298 | 177 | 19 |
| Net increase (decrease) in net assets from operations | 399 | 3,864 | 682 | 37 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 956 | 23,361 | (549) | 245 |
| Net increase (decrease) in assets derived from principal transactions | 956 | 23,361 | (549) | 245 |
| Total increase (decrease) in net assets | 1,355 | 27,225 | 133 | 282 |
| **Net assets at December 31, 2004** | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |

*The accompanying notes are an integral part of these financial statements.*

87

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 353,540 | $ 2,019 | $ 92,271 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4,325 | (22) | 3,431 |
| Net realized gain (loss) on investments and capital gains distributions | - | 4,890 | (25) | 2,292 |
| Net unrealized appreciation (depreciation) during the year | - | 36,186 | 573 | (960) |
| Net increase (decrease) in net assets from operations | - | 45,401 | 526 | 4,763 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (13,847) | 632 | (7,040) |
| Net increase (decrease) in assets derived from principal transactions | - | (13,847) | 632 | (7,040) |
| Total increase (decrease) in net assets | - | 31,554 | 1,158 | (2,277) |
| **Net assets at December 31, 2003** | - | 385,094 | 3,177 | 89,994 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4,222 | (32) | 3,833 |
| Net realized gain (loss) on investments and capital gains distributions | - | (2,816) | 181 | 1,720 |
| Net unrealized appreciation (depreciation) during the year | - | 24,167 | 326 | (3,208) |
| Net increase (decrease) in net assets from operations | - | 25,573 | 475 | 2,345 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (53,724) | (414) | (14,170) |
| Net increase (decrease) in assets derived from principal transactions | - | (53,724) | (414) | (14,170) |
| Total increase (decrease) in net assets | - | (28,151) | 61 | (11,825) |
| **Net assets at December 31, 2004** | $ - | $ 356,943 | $ 3,238 | $ 78,169 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2004 and 2003
### *(Dollars in thousands)*

| | Janus Aspen Growth | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 199,166 | $ 369,184 | $ 513,443 | $ 383 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,049) | (4,273) | 277 | (2) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (15,905) | (55,409) | (17,365) | (39) |
| Net unrealized appreciation (depreciation) during the year | 76,212 | 179,054 | 123,499 | 143 |
| Net increase (decrease) in net assets from operations | 58,258 | 119,372 | 106,411 | 102 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17,436) | (29,315) | (83,666) | 78 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (17,436) | (29,315) | (83,666) | 78 |
| Total increase (decrease) in net assets | 40,822 | 90,057 | 22,745 | 180 |
| **Net assets at December 31, 2003** | 239,988 | 459,241 | 536,188 | 563 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,962) | (4,706) | (408) | (6) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (24,092) | (86,576) | (19,474) | (13) |
| Net unrealized appreciation (depreciation) during the year | 31,387 | 170,273 | 32,506 | 152 |
| Net increase (decrease) in net assets from operations | 5,333 | 78,991 | 12,624 | 133 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (45,820) | (79,896) | (123,221) | 34 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (45,820) | (79,896) | (123,221) | 34 |
| Total increase (decrease) in net assets | (40,487) | (905) | (110,597) | 167 |
| **Net assets at December 31, 2004** | $ 199,501 | $ 458,336 | $ 425,591 | $ 730 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Lord Abbett Affiliated | Lord Abbett Growth and Income | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 12,172 | $ 10,124 | $ 21 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 16 | (52) | - |
| Net realized gain (loss) on investments and capital gains distributions | - | (40) | 33 | (2) |
| Net unrealized appreciation (depreciation) during the year | - | 7,960 | 4,466 | - |
| Net increase (decrease) in net assets from operations | - | 7,936 | 4,447 | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 30,424 | 13,938 | (19) |
| Net increase (decrease) in assets derived from principal transactions | - | 30,424 | 13,938 | (19) |
| Total increase (decrease) in net assets | - | 38,360 | 18,385 | (21) |
| **Net assets at December 31, 2003** | - | 50,532 | 28,509 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (343) | - |
| Net realized gain (loss) on investments and capital gains distributions | 3 | 911 | 1,906 | 8 |
| Net unrealized appreciation (depreciation) during the year | 10 | 9,290 | 12,041 | 21 |
| Net increase (decrease) in net assets from operations | 13 | 10,201 | 13,604 | 29 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 208 | 48,934 | 54,128 | 261 |
| Net increase (decrease) in assets derived from principal transactions | 208 | 48,934 | 54,128 | 261 |
| Total increase (decrease) in net assets | 221 | 59,135 | 67,732 | 290 |
| **Net assets at December 31, 2004** | $ 221 | $ 109,667 | $ 96,241 | $ 290 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return | Moderate Allocation |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ 39,338 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 294 | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | (263) | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 7,216 | - |
| Net increase (decrease) in net assets from operations | - | - | 7,247 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | 11,448 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 11,448 | - |
| Total increase (decrease) in net assets | - | - | 18,695 | - |
| **Net assets at December 31, 2003** | - | - | 58,033 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | 358 | - |
| Net realized gain (loss) on investments and capital gains distributions | 44 | - | 257 | - |
| Net unrealized appreciation (depreciation) during the year | 13 | 16 | 5,989 | 63 |
| Net increase (decrease) in net assets from operations | 56 | 16 | 6,604 | 63 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 474 | 164 | 10,121 | - |
| Net increase (decrease) in assets derived from principal transactions | 474 | 164 | 10,121 | - |
| Total increase (decrease) in net assets | 530 | 180 | 16,725 | 63 |
| **Net assets at December 31, 2004** | $ 530 | $ 180 | $ 74,758 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 59 | (1) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | - | - | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 19 | 16 | 784 | 15 |
| Net increase (decrease) in net assets from operations | 22 | 17 | 844 | 14 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 164 | 187 | 7,794 | 203 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 164 | 187 | 7,794 | 203 |
| Total increase (decrease) in net assets | 186 | 204 | 8,638 | 217 |
| **Net assets at December 31, 2004** | $ 186 | $ 204 | $ 8,638 | $ 217 |

*The accompanying notes are an integral part of these financial statements.*

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 1,294 | $ - | $ - | $ 3 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 146 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 1,051 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 383 | - | - | 1 |
| Net increase (decrease) in net assets from operations | 1,580 | - | - | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,374 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 3,374 | - | - | - |
| Total increase (decrease) in net assets | 4,954 | - | - | 1 |
| **Net assets at December 31, 2003** | 6,248 | - | - | 4 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 324 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 799 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 4,988 | - | 1 | - |
| Net increase (decrease) in net assets from operations | 6,111 | - | 1 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25,018 | 4 | 12 | (1) |
| Net increase (decrease) in assets derived from principal transactions | 25,018 | 4 | 12 | (1) |
| Total increase (decrease) in net assets | 31,129 | 4 | 13 | (1) |
| **Net assets at December 31, 2004** | $ 37,377 | $ 4 | $ 13 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Oppenheimer Global Securities | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 117,400 | $ 28 | $ - | $ 16,662 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (560) | - | - | 1,110 |
| Net realized gain (loss) on investments and capital gains distributions | (6,014) | - | - | 969 |
| Net unrealized appreciation (depreciation) during the year | 67,124 | 7 | - | 1,931 |
| Net increase (decrease) in net assets from operations | 60,550 | 7 | - | 4,010 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 73,093 | (3) | - | 11,935 |
| Net increase (decrease) in assets derived from principal transactions | 73,093 | (3) | - | 11,935 |
| Total increase (decrease) in net assets | 133,643 | 4 | - | 15,945 |
| **Net assets at December 31, 2003** | 251,043 | 32 | - | 32,607 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 402 | - | - | 1,381 |
| Net realized gain (loss) on investments and capital gains distributions | 218 | - | - | 788 |
| Net unrealized appreciation (depreciation) during the year | 58,591 | 3 | 1 | 899 |
| Net increase (decrease) in net assets from operations | 59,211 | 3 | 1 | 3,068 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 100,114 | 8 | 4 | 11,403 |
| Net increase (decrease) in assets derived from principal transactions | 100,114 | 8 | 4 | 11,403 |
| Total increase (decrease) in net assets | 159,325 | 11 | 5 | 14,471 |
| **Net assets at December 31, 2004** | $ 410,368 | $ 43 | $ 5 | $ 47,078 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Pax World Balanced | PIMCO NFJ Small-Cap Value | PIMCO VIT Real Return | Pioneer High Yield |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 1,605 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | - | - | - |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (35) | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 385 | - | - | - |
| Net increase (decrease) in net assets from operations | 356 | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,644 | - | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,644 | - | - | - |
| Total increase (decrease) in net assets | 2,000 | - | - | - |
| **Net assets at December 31, 2003** | 3,605 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | 1 | 7 | 5 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | 189 | 3 | 312 | 10 |
| Net unrealized appreciation (depreciation) during the year | 1,039 | 5 | (58) | (1) |
| Net increase (decrease) in net assets from operations | 1,253 | 9 | 261 | 14 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,665 | 44 | 9,258 | 423 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 11,665 | 44 | 9,258 | 423 |
| Total increase (decrease) in net assets | 12,918 | 53 | 9,519 | 437 |
| **Net assets at December 31, 2004** | $ 16,523 | $ 53 | $ 9,519 | $ 437 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT | Pioneer High Yield VCT |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 3,782 | $ - | $ 432 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 105 | - | 2 | - |
| Net realized gain (loss) on investments and capital gains distributions | (9) | - | (3) | - |
| Net unrealized appreciation (depreciation) during the year | 1,446 | - | 219 | - |
| Net increase (decrease) in net assets from operations | 1,542 | - | 218 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,367 | - | 872 | - |
| Net increase (decrease) in assets derived from principal transactions | 5,367 | - | 872 | - |
| Total increase (decrease) in net assets | 6,909 | - | 1,090 | - |
| **Net assets at December 31, 2003** | 10,691 | - | 1,522 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 259 | - | 3 | 48 |
| Net realized gain (loss) on investments and capital gains distributions | 551 | - | 85 | 59 |
| Net unrealized appreciation (depreciation) during the year | 1,984 | - | 136 | 65 |
| Net increase (decrease) in net assets from operations | 2,794 | - | 224 | 172 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14,794 | 1 | 855 | 4,296 |
| Net increase (decrease) in assets derived from principal transactions | 14,794 | 1 | 855 | 4,296 |
| Total increase (decrease) in net assets | 17,588 | 1 | 1,079 | 4,468 |
| **Net assets at December 31, 2004** | $ 28,279 | $ 1 | $ 2,601 | $ 4,468 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 2,143 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (38) | - | - | (6) |
| Net realized gain (loss) on investments and capital gains distributions | 85 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 1,583 | - | - | - |
| Net increase (decrease) in net assets from operations | 1,630 | - | - | (6) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,962 | - | - | 6 |
| Net increase (decrease) in assets derived from principal transactions | 7,962 | - | - | 6 |
| Total increase (decrease) in net assets | 9,592 | - | - | - |
| **Net assets at December 31, 2003** | 11,735 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (201) | - | - | 6 |
| Net realized gain (loss) on investments and capital gains distributions | 623 | - | 34 | 1 |
| Net unrealized appreciation (depreciation) during the year | 5,908 | - | 27 | 47 |
| Net increase (decrease) in net assets from operations | 6,330 | - | 61 | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 31,599 | 2 | 558 | 396 |
| Net increase (decrease) in assets derived from principal transactions | 31,599 | 2 | 558 | 396 |
| Total increase (decrease) in net assets | 37,929 | 2 | 619 | 450 |
| **Net assets at December 31, 2004** | $ 49,664 | $ 2 | $ 619 | $ 450 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 57 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 8 | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 3 | 368 | 5 | (5) |
| Net increase (decrease) in net assets from operations | 6 | 433 | 6 | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 55 | 6,342 | 42 | 18 |
| Net increase (decrease) in assets derived from principal transactions | 55 | 6,342 | 42 | 18 |
| Total increase (decrease) in net assets | 61 | 6,775 | 48 | 13 |
| **Net assets at December 31, 2004** | $ 61 | $ 6,775 | $ 48 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

98

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Vanguard® Variable Insurance | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors[SM] - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (8) | (7) | 5 |
| Net realized gain (loss) on investments and capital gains distributions | - | 205 | (9) | 10 |
| Net unrealized appreciation (depreciation) during the year | 17 | 90 | 236 | 54 |
| Net increase (decrease) in net assets from operations | 16 | 287 | 220 | 69 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 192 | 1,940 | 1,935 | 1,163 |
| Net increase (decrease) in assets derived from principal transactions | 192 | 1,940 | 1,935 | 1,163 |
| Total increase (decrease) in net assets | 208 | 2,227 | 2,155 | 1,232 |
| **Net assets at December 31, 2004** | $ 208 | $ 2,227 | $ 2,155 | $ 1,232 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

|  | Washington Mutual Investors[SM] - Class R-4 |
|---|---|
| **Net assets at January 1, 2003** | $ - |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | - |
| Net realized gain (loss) on investments and capital gains distributions | - |
| Net unrealized appreciation (depreciation) during the year | - |
| Net increase (decrease) in net assets from operations | - |
| Changes from principal transactions: |  |
| Total unit transactions | - |
| Net increase (decrease) in assets derived from principal transactions | - |
| Total increase (decrease) in net assets | - |
| **Net assets at December 31, 2003** | - |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | 124 |
| Net realized gain (loss) on investments and capital gains distributions | 299 |
| Net unrealized appreciation (depreciation) during the year | 1,462 |
| Net increase (decrease) in net assets from operations | 1,885 |
| Changes from contract transactions: |  |
| Total unit transactions | 33,974 |
| Net increase (decrease) in assets derived from principal transactions | 33,974 |
| Total increase (decrease) in net assets | 35,859 |
| **Net assets at December 31, 2004** | $ 35,859 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2004, the Account had 145 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Growth Series:
  AIM Health Sciences Fund - Investor Class**
  AIM Mid Cap Core Equity Fund - Class A**
  AIM Small Cap Growth Fund - Class A**
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
  AIM V.I. Core Equity Fund - Series I
  AIM V.I. Growth Fund - Series I
  AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
  Alliance Bernstein Growth and Income Fund - Class A**
  Alliance Bernstein Growth and Income Portfolio**
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund- Advisor Class
Ariel Investment Trust:
  Ariel Appreciation Fund**
  Ariel Fund**

Baron Asset Fund**
Baron Growth Fund*
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3**
EuroPacific Growth Fund® - Class R-4**
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T**
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio-Initial Class
  Fidelity® VIP Overseas Portfolio-Initial Class

Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A**
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund- Class 2
The Growth Fund of America® - Class R-3**
The Growth Fund of America® - Class R-4**
The Income Fund of America® - Class R-3**
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class**
  ING MFS Total Return Portfolio - Service Class*
  ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class*
  ING American Century Select Portfolio - Service Class**
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class**
  ING Salomon Brothers Fundamental Value Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class**
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
  ING Financial Services Fund - Class A**
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1*
  ING GET US Core Portfolio - Series 2*
  ING GET US Core Portfolio - Series 3*
  ING GET US Core Portfolio - Series 5**
  ING GET US Core Portfolio - Series 6**
  ING GET US Core Portfolio - Series 7**
ING GNMA Income Fund - Class A**
ING Intermediate Bond Fund - Class A**
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I**
  ING VP International Value Portfolio - Class I

ING Variable Products Trust (continued):
   ING VP MagnaCap Portfolio - Class I
   ING VP MidCap Opportunities Portfolio-Class I
   ING VP Real Estate Portfolio - Class I**
   ING VP SmallCap Opportunities Portfolio-
     Class I
ING Real Estate Fund - Class A**
Janus Advisor Series Balanced Fund - Class I**
Janus Aspen Series:
   Janus Aspen Balanced Portfolio-Institutional
     Shares
   Janus Aspen Capital Appreciation Portfolio-
     Service Shares
   Janus Aspen Flexible Income Portfolio-
     Institutional Shares
   Janus Aspen Growth Portfolio-Institutional
     Shares
   Janus Aspen Mid Cap Growth Portfolio-
     Institutional Shares
   Janus Aspen Worldwide Growth Portfolio-
     Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A**
Lord Abbett Series Fund, Inc.:
   Lord Abbett Growth and Income Portfolio –
     Class VC
   Lord Abbett Mid-Cap Value Portfolio-Class VC
   Lord Abbett Mid Cap Value Fund - Class A**
   Lord Abbett Small-Cap Value Fund - Class A**
Massachusetts Investors Growth Stock Fund -
   Class A**
MFS® Variable Insurance Trust℠:
   MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio**
Mutual Discovery Fund - Class R**
New Perspective Fund® - Class R-3**
New Perspective Fund® - Class R-4**
Oppenheimer Capital Appreciation Fund -
   Class A**
Oppenheimer Developing Markets Fund - Class A

Oppenheimer Global Fund - Class A**
Oppenheimer Main Street Fund® - Class A**
Oppenheimer Variable Account Funds:
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer Main Street® Fund/VA
   Oppenheimer Main Street® Small Cap
     Fund/VA**
   Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A**
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer High Yield Fund - Class A**
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio-Class I
   Pioneer Fund - Class A**
   Pioneer Fund VCT Portfolio-Class I
   Pioneer High Yield VCT Portfolio - Class I**
   Pioneer Mid Cap Value VCT Portfolio-Class I
Scudder Equity 500 Index Fund**
T. Rowe Price Mid-Cap Value Fund - R Class**
Templeton Foreign Fund - Class A**
Templeton Growth Fund, Inc. - Class A**
Templeton Income Trust:
   Templeton Global Bond Fund - Class A**
UBS U.S. Small Cap Growth Fund - Class A**
Vanguard® 500 Index Fund - Investor Shares**
Vanguard® Variable Insurance Fund - Equity
   Income Portfolio**
Wangers Advisors Trust:
   Wanger Select**
   Wanger U.S. Smaller Companies**
Washington Mutual Investors Fund℠ - Class R-3**
Washington Mutual Investors Fund℠ - Class R-4**


\*   Investment Division added in 2003
\** Investment Division added in 2004

The names of certain Divisions were changed during 2004.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| ING VP Balanced Portfolio, Inc. - Class I | ING VP Balanced Portfolio, Inc. - Class R |
| ING VP Intermediate Bond Portfolio - Class I | ING VP Bond Portfolio - Class R |
| ING VP Money Market Portfolio - Class I | ING VP Money Market Portfolio - Class R |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Aeltus Enhanced Index Portfolio - Service Class | ING DSI Enhanced Index Portfolio - Service Class |
| ING JP Morgan International Portfolio - Initial Class | ING JP Morgan Fleming International Portfolio - Initial Class |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING Alger Aggressive Growth - Initial Class |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING Alger Aggressive Growth - Service Class |
| ING Van Kampen Equity and Income Portfolio - Service Class | ING UBS Tactical Asset Allocation Portfolio - Service Class |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING MFS Research Equity Portfolio - Initial Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING VP Strategic Allocation Balanced Portfolio - Class I | ING VP Strategic Allocation Balanced Portfolio - Class R |
| ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class R |
| ING VP Strategic Allocation Income Portfolio - Class I | ING VP Strategic Allocation Income Portfolio - Class R |
| ING Variable Funds: | ING Variable Funds: |
| ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class R |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING VP Growth Portfolio - Class I | ING VP Growth Portfolio - Class R |
| ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class R |
| ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class R |
| ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class R |
| ING VP International Equity Portfolio - Class I | ING VP International Equity Portfolio - Class R |
| ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class R |
| ING VP Value Opportunity Portfolio - Class I | ING VP Value Opportunity Portfolio - Class R |
| ING VP Global Science and Technology Portfolio - Class I | ING VP Technology Portfolio - Class R |
| ING Variable Products Trust: | ING Variable Products Trust: |
| ING Growth Opportunities Portfolio - Class I | ING Growth Opportunities Portfolio - Class R |
| ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class R |
| ING VP MagnaCap Portfolio - Class I | ING VP MagnaCap Portfolio - Class R |
| ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class R |
| ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class R |

During 2004, the following Divisions were closed to Contractowners:

| | |
|---|---|
| ING GET Fund - Series D | ING T. Rowe Price Diversified Mid Cap Growth |
| ING GET Fund - Series E | Portfolio - Initial Class |
| ING GET Fund - Series G | ING VP Growth Opportunities Portfolio - Class I |

**2.      Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Variable Annuity Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the Contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

**3. Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

*Administrative Charges*

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

*Contract Maintenance Charges*

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

**4. Related Party Transactions**

During the year ended December 31, 2004, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING GNMA Income Fund, ING Intermediate Bond Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING VP Emerging Markets Fund, ING VP Natural Resources Trust, ING Strategic Allocation Portfolios, Inc., ING VP Growth and Income Portfolio, ING Variable Products Trust, and ING Real Estate Fund. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 0.90% of the average net assets of each respective Fund of the Trust. Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.63% to 0.94% of the average net assets of each respective Portfolio.

**5. Funds of Funds**

The Account had one Lifestyle Fund at December 31, 2004. The Lifestyle Fund invests in other Divisions of the Account (the "Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account. The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2004, was as follows:

| Underlying Fund | Moderate Allocation |
|---|---|
| Baron Growth Fund | 10% |
| ING Index Plus MidCap Fund - Class R | 10% |
| ING Intermediate Bond Fund - Class I | 15% |
| ING International SmallCap Growth Fund - Class A | 5% |
| Lord Abbett Affiliated Fund - Class A | 10% |
| The Growth Fund of America® - Class A | 15% |
| Vanguard® 500 Index Fund - Investor Shares | 10% |
| Fixed interest divisions | 25% |

**6.     Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Health Sciences | $ 19 | $ - | $ - | $ - |
| AIM Mid Cap Core Equity | 197 | 3 | - | - |
| AIM Small Cap Growth | - | - | - | - |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation | 1,654 | 2,937 | 3,360 | 2,720 |
| AIM V.I. Core Equity | 2,162 | 9,311 | 3,229 | 3,479 |
| AIM V.I. Growth | 2,126 | 2,899 | 3,261 | 1,503 |
| AIM V.I. Premier Equity | 1,643 | 4,004 | 2,727 | 1,780 |
| Alliance Bernstein Variable Products Series Fund, Inc.: | | | | |
| Alliance Bernstein Growth and Income Fund | 20 | - | - | - |
| Alliance Bernstein Growth and Income Portfolio | 57 | 9 | - | - |
| American Balanced Fund® | 1,273 | 33 | - | - |
| American Century® Income & Growth | 2,231 | 701 | 1,932 | 1,032 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation | 184 | 3 | - | - |
| Ariel | 148 | 1 | - | - |
| Baron Asset | 130 | 1 | - | - |
| Baron Growth | 351 | 1 | 130 | 129 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced | 9,157 | 7,544 | 6,802 | 4,502 |
| EuroPacific Growth Fund® - R-3 | 524 | 25 | - | - |
| EuroPacific Growth Fund® - R-4 | 17,240 | 2,246 | - | - |
| Evergreen Special Values | 28,102 | 1,963 | 5,901 | 2,000 |
| Fidelity® Advisor Mid Cap | 385 | 5 | - | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Contrafund® | 107,499 | 21,985 | 82,727 | 16,424 |
| Fidelity® VIP Equity-Income | 57,164 | 14,598 | 47,066 | 14,323 |
| Fidelity® VIP Growth | 21,802 | 34,986 | 35,922 | 23,493 |
| Fidelity® VIP High Income | 5,887 | 7,888 | 33,252 | 30,625 |
| Fidelity® VIP *Asset Manager*[SM] | 4,627 | 6,533 | 2,606 | 1,719 |
| Fidelity® VIP Index 500 | 11,965 | 5,993 | 17,461 | 9,452 |
| Fidelity® VIP Overseas | 26,271 | 19,814 | 395,384 | 388,671 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth | 62 | - | - | - |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities | 35,727 | 8,457 | 16,848 | 12,347 |

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| The Growth Fund of America® - Class R-3 | $ 1,249 | $ 14 | $ - | $ - |
| The Growth Fund of America® - Class R-4 | 47,831 | 29 | - | - |
| The Income Fund of America® - Class R-3 | 105 | - | - | - |
| ING GET Fund: | | | | |
| ING GET Fund - Series D | 5,798 | 152,830 | 9,899 | 86,343 |
| ING GET Fund - Series E | 5,286 | 80,019 | 5,190 | 28,667 |
| ING GET Fund - Series G | 1,809 | 24,226 | 1,243 | 6,668 |
| ING GET Fund - Series H | 837 | 5,364 | 1,175 | 5,706 |
| ING GET Fund - Series I | 36 | 332 | 93 | 187 |
| ING GET Fund - Series J | 16 | 38 | 69 | 74 |
| ING GET Fund - Series K | 57 | 397 | 128 | 424 |
| ING GET Fund - Series L | 36 | 359 | 42 | 177 |
| ING GET Fund - Series Q | 150 | 614 | - | 889 |
| ING GET Fund - Series S | 1,379 | 9,609 | 84 | 16,041 |
| ING VP Balanced | 37,540 | 51,777 | 37,020 | 69,628 |
| ING VP Emerging Markets | 14,135 | 13,341 | 70,319 | 69,829 |
| ING VP Intermediate Bond | 125,882 | 96,548 | 33,833 | 102,976 |
| ING VP Money Market | 70,314 | 110,686 | 1,131,288 | 1,239,896 |
| ING VP Natural Resources | 10,592 | 5,600 | 5,744 | 6,927 |
| ING Investors Trust: | | | | |
| ING Julius Baer Foreign | 2,216 | 929 | - | - |
| ING MFS Total Return | 19,854 | 716 | 7,972 | 85 |
| ING T. Rowe Price Equity Income | 26,224 | 805 | 2,306 | 353 |
| ING Partners, Inc.: | | | | |
| ING Aeltus Enhanced Index | 2,645 | 2,038 | 684 | 111 |
| ING American Century Select | 2,189 | 2,382 | 2,164 | 521 |
| ING American Century Small Cap Value | 20,538 | 3,062 | 3,972 | 503 |
| ING Baron Small Cap Growth | 39,264 | 5,510 | 10,703 | 1,140 |
| ING Goldman Sachs® Capital Growth | 761 | 204 | 588 | 230 |
| ING JPMorgan International | 27,535 | 36,640 | 682,940 | 697,566 |
| ING JPMorgan Mid Cap Value | 10,789 | 1,764 | 3,093 | 684 |
| ING MFS Capital Opportunities | 3,975 | 28,297 | 7,070 | 18,461 |
| ING OpCap Balanced Value | 11,582 | 1,728 | 8,320 | 413 |
| ING Oppenheimer Global | 2,922 | 2,188 | 1,857 | 980 |
| ING PIMCO Total Return | 23,537 | 12,278 | 35,648 | 20,611 |
| ING Salomon Brothers Aggressive Growth - Initial Class | 8,616 | 40,713 | 24,087 | 25,896 |
| ING Salomon Brothers Aggressive Growth - Service Class | 89 | 74 | - | - |

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Salomon Brothers Fundamental Value | $ 3,462 | $ 3,271 | $ 11,986 | $ 3,925 |
| ING Salomon Brother Investors Value | 3,414 | 2,078 | 3,359 | 574 |
| ING T. Rowe Price Diversified Mid Cap Growth - Initial Class | - | 17 | 111 | 101 |
| ING T. Rowe Price Diversified Mid Cap Growth - Service Class | 5,699 | 6,093 | 9,052 | 1,688 |
| ING T. Rowe Price Growth Equity - Initial Class | 34,665 | 15,692 | 34,215 | 11,462 |
| ING T. Rowe Price Growth Equity - Service Class | 199 | - | - | - |
| ING UBS U.S. Large Cap Equity | 6,956 | 16,324 | 5,467 | 17,682 |
| ING Van Kampen Comstock | 37,045 | 5,632 | 20,406 | 485 |
| ING Van Kampen Equity and Income | 1,803 | 505 | 808 | 529 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Balanced | 14,729 | 8,228 | 6,498 | 4,463 |
| ING VP Strategic Allocation Growth | 11,072 | 7,100 | 5,494 | 4,688 |
| ING VP Strategic Allocation Income | 12,768 | 12,208 | 4,504 | 5,584 |
| ING Financial Services | 14 | 5 | - | - |
| ING Variable Funds: | | | | |
| ING VP Growth and Income | 95,716 | 345,382 | 14,919 | 348,130 |
| ING Variable Insurance Trust: | | | | |
| ING GET US Core - Series 1 | 17 | 229 | 2,371 | 72 |
| ING GET US Core - Series 2 | 163 | 2,768 | 20,499 | 14 |
| ING GET US Core - Series 3 | 72,277 | 20,035 | 207 | - |
| ING GET US Core - Series 5 | 673 | 14 | - | - |
| ING GET US Core - Series 6 | 6,826 | 1,290 | - | - |
| ING GET US Core - Series 7 | 4,344 | 330 | - | - |
| ING GNMA Income | 533 | 128 | - | - |
| ING Intermediate Bond | 540 | 4 | - | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology | 12,570 | 17,824 | 33,815 | 21,297 |
| ING VP Growth | 5,054 | 16,997 | 9,981 | 13,305 |
| ING VP Index Plus LargeCap | 60,182 | 49,503 | 61,327 | 34,201 |
| ING VP Index Plus MidCap | 85,765 | 5,148 | 52,770 | 13,706 |
| ING VP Index Plus SmallCap | 45,854 | 6,578 | 33,506 | 15,899 |
| ING VP International Equity | 10,372 | 9,942 | 27,126 | 26,209 |
| ING VP Small Company | 14,104 | 27,514 | 81,863 | 72,364 |
| ING VP Value Opportunity | 6,785 | 39,511 | 10,678 | 19,264 |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services | 199 | 18 | - | - |
| ING VP Growth Opportunities | 538 | 1,897 | 1,325 | 347 |
| ING VP International Value | 28,395 | 9,954 | 17,423 | 3,598 |
| ING VP MagnaCap | 574 | 513 | 958 | 205 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
| --- | ---: | ---: | ---: | ---: |
| | *(Dollars in thousands)* | | | |
| ING Variable Products Trust (continued): | | | | |
| ING VP MidCap Opportunities | $ 3,343 | $ 2,444 | $ 4,145 | $ 1,061 |
| ING VP Real Estate | 24,030 | 124 | - | - |
| ING VP SmallCap Opportunities | 2,250 | 2,865 | 5,880 | 1,236 |
| ING Real Estate | 264 | 1 | - | - |
| Janus Advisor Series Balanced | - | - | - | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Balanced | 18,989 | 68,491 | 40,324 | 49,846 |
| Janus Aspen Capital Appreciation | 645 | 1,091 | 1,344 | 734 |
| Janus Aspen Flexible Income | 13,791 | 23,472 | 27,330 | 30,939 |
| Janus Aspen Growth | 6,738 | 54,520 | 11,473 | 30,958 |
| Janus Aspen Mid Cap Growth | 6,887 | 91,489 | 26,548 | 60,136 |
| Janus Aspen Worldwide Growth | 15,748 | 139,377 | 31,915 | 115,304 |
| Janus Twenty | 98 | 70 | 141 | 65 |
| Lord Abbett Affiliated | 211 | - | - | - |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Growth and Income | 50,385 | 580 | 30,750 | 310 |
| Lord Abbett Mid-Cap Value - Class VC | 57,843 | 2,780 | 17,073 | 2,921 |
| Lord Abbett Mid Cap Value - Class A | 270 | 1 | 93 | 112 |
| Lord Abbett Small-Cap Value | 525 | 9 | - | - |
| Massachusetts Investors Growth Stock | 164 | - | - | - |
| MFS® Variable Insurance Trust℠: | | | | |
| MFS® Total Return | 14,888 | 4,409 | 15,279 | 3,537 |
| Moderate Allocation | 1 | 1 | - | - |
| Mutual Discovery | 168 | 1 | - | - |
| New Perspective Fund® - Class R-3 | 189 | 1 | - | - |
| New Perspective Fund® - Class R-4 | 7,868 | 15 | - | - |
| Oppenheimer Capital Appreciation | 203 | 1 | - | - |
| Oppenheimer Developing Markets | 33,022 | 7,521 | 24,991 | 21,471 |
| Oppenheimer Global | 4 | - | - | - |
| Oppenheimer Main Street Fund® - Class A | 12 | - | - | - |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Aggressive Growth | - | 1 | 1 | 1 |
| Oppenheimer Global Securities | 111,120 | 10,604 | 82,514 | 9,981 |
| Oppenheimer Main Street® - Fund/VA | 13 | 5 | - | 3 |
| Oppenheimer Main Street® Small Cap | 4 | - | - | - |
| Oppenheimer Strategic Bond | 21,163 | 8,379 | 37,158 | 24,113 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| Pax World Balanced | $ 14,148 | $ 2,458 | $ 1,863 | $ 213 |
| PIMCO NFJ Small-Cap Value | 48 | - | - | - |
| PIMCO VIT Real Return | 12,094 | 2,557 | - | - |
| Pioneer High Yield | 438 | - | - | - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT | 17,956 | 2,903 | 7,522 | 2,050 |
| Pioneer Fund | 1 | - | - | - |
| Pioneer Fund VCT | 1,317 | 459 | 990 | 116 |
| Pioneer High Yield VCT | 9,849 | 5,505 | - | - |
| Pioneer Mid Cap Value VCT | 32,841 | 1,225 | 9,551 | 1,627 |
| Scudder Equity 500 Index | 2 | - | - | - |
| T. Rowe Price Mid-Cap Value | 605 | 13 | - | - |
| Templeton Foreign | 404 | 1 | 60 | 60 |
| Templeton Growth | 60 | 2 | - | - |
| Templeton Income Trust: | | | | |
| Templeton Global Bond | 6,516 | 117 | - | - |
| UBS U.S. Small Cap Growth | 48 | 5 | - | - |
| Vanguard® 500 Index | 18 | - | - | - |
| Vanguard® Variable Insurance | 193 | 2 | - | - |
| Wangers Advisors Trust: | | | | |
| Wanger Select | 4,017 | 2,085 | - | - |
| Wanger U.S. Smaller Companies | 3,826 | 1,898 | - | - |
| Washington Mutual Investors[SM] - Class R-3 | 1,189 | 11 | - | - |
| Washington Mutual Investors[SM] - Class R-4 | 34,398 | 1 | - | - |

### 7.    Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
| --- | ---: | ---: | ---: | ---: |
| AIM Growth Series: | | | | |
| AIM Health Sciences | 2,121 | - | 2,121 | - |
| AIM Mid Cap Equity | 18,089 | 363 | 17,726 | - |
| AIM Small Cap Growth | 2 | - | 2 | - |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation | 742,209 | 869,850 | (127,641) | 121,881 |
| AIM V.I. Core Equity | 1,291,268 | 2,215,263 | (923,995) | (30,959) |
| AIM V.I. Growth | 1,145,485 | 1,259,825 | (114,340) | 420,791 |
| AIM V.I. Premier Equity | 751,710 | 1,080,717 | (329,007) | 179,709 |
| Alliance Bernstein Variable Product Series Fund, Inc.: | | | | |
| Alliance Bernstein Growth and Income Fund | 2,045 | - | 2,045 | - |
| Alliance Bernstein Growth and Income Portfolio | 5,250 | 825 | 4,425 | - |
| American Balanced Fund® | 123,582 | 3,442 | 120,140 | - |
| American Century® Income & Growth | 235,587 | 74,839 | 160,748 | 112,975 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation | 17,879 | 265 | 17,614 | - |
| Ariel | 13,247 | 55 | 13,192 | - |
| Baron Asset | 11,207 | 120 | 11,087 | - |
| Baron Growth | 32,446 | 27 | 32,419 | 22 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced | 1,041,397 | 888,653 | 152,744 | 147,970 |
| EuroPacific Growth Fund® - R-3 | 50,937 | 3,074 | 47,863 | - |
| EuroPacific Growth Fund® - R-4 | 1,797,191 | 371,265 | 1,425,926 | - |
| Evergreen Special Values | 1,695,681 | 203,107 | 1,492,574 | 299,098 |
| Fidelity® Advisor Mid Cap | 37,590 | 494 | 37,096 | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Contrafund® | 11,489,088 | 6,904,554 | 4,584,534 | 4,004,285 |
| Fidelity® VIP Equity-Income | 6,906,749 | 4,382,178 | 2,524,571 | 2,232,358 |
| Fidelity® VIP Growth | 7,136,852 | 7,655,957 | (519,105) | 1,287,068 |
| Fidelity® VIP High Income | 668,003 | 966,956 | (298,953) | 337,345 |
| Fidelity® VIP *Asset Manager*ᔆᔆ | 243,157 | 373,104 | (129,947) | 24,732 |
| Fidelity® VIP Index 500 | 580,064 | 318,865 | 261,199 | 402,973 |
| Fidelity® VIP Overseas | 3,021,891 | 2,493,825 | 528,066 | 789,491 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth | 6,429 | - | 6,429 | - |

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
| --- | ---: | ---: | ---: | ---: |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities | 3,340,616 | 1,293,673 | 2,046,943 | 452,082 |
| The Growth Fund of America® - Class R-3 | 124,934 | 2,755 | 122,179 | - |
| The Growth Fund of America® - Class R-4 | 5,160,827 | 423,312 | 4,737,515 | - |
| The Income Fund of America® - Class R-3 | 9,948 | - | 9,948 | - |
| ING GET Fund: | | | | |
| ING GET Fund - Series D | 173,322 | 15,121,211 | (14,947,889) | (7,959,655) |
| ING GET Fund - Series E | 332,271 | 7,921,265 | (7,588,994) | (2,482,898) |
| ING GET Fund - Series G | 152,141 | 2,453,706 | (2,301,565) | (594,633) |
| ING GET Fund - Series H | 71,808 | 553,919 | (482,111) | (485,782) |
| ING GET Fund - Series I | 391 | 31,291 | (30,900) | (11,016) |
| ING GET Fund - Series J | - | 3,174 | (3,174) | (1,059) |
| ING GET Fund - Series K | - | 36,528 | (36,528) | (32,282) |
| ING GET Fund - Series L | - | 33,717 | (33,717) | (15,766) |
| ING GET Fund - Series Q | - | 53,457 | (53,457) | (80,054) |
| ING GET Fund - Series S | 234,100 | 1,092,787 | (858,687) | (1,517,841) |
| ING VP Balanced | 6,444,389 | 6,836,684 | (392,295) | (1,112,753) |
| ING VP Emerging Markets | 1,647,146 | 1,581,428 | 65,718 | 102,010 |
| ING VP Intermediate Bond | 8,215,620 | 8,521,505 | (305,885) | (3,323,438) |
| ING VP Money Market | 11,292,974 | 14,025,254 | (2,732,280) | (6,220,704) |
| ING VP Natural Resources | 869,736 | 542,584 | 327,152 | (81,853) |
| ING Investors Trust: | | | | |
| ING Julius Baer Foreign | 229,069 | 107,022 | 122,047 | - |
| ING MFS Total Return | 1,891,673 | 356,177 | 1,535,496 | 700,937 |
| ING T. Rowe Price Equity Income | 2,182,364 | 296,163 | 1,886,201 | 165,547 |
| ING Partners, Inc.: | | | | |
| ING Aeltus Enhanced Index | 361,801 | 283,845 | 77,956 | 81,415 |
| ING American Century Select | 320,348 | 343,211 | (22,863) | 214,030 |
| ING American Century Small Cap Value | 1,941,068 | 562,491 | 1,378,577 | 355,593 |
| ING Baron Small Cap Growth | 3,819,436 | 1,181,534 | 2,637,902 | 940,630 |
| ING Goldman Sachs® Capital Growth | 96,777 | 41,417 | 55,360 | 40,099 |
| ING JPMorgan International | 3,086,669 | 3,493,363 | (406,694) | (560,840) |
| ING JPMorgan Mid Cap Value | 1,037,259 | 353,788 | 683,471 | 225,796 |
| ING MFS Capital Opportunities | 1,546,673 | 2,633,769 | (1,087,096) | (537,394) |
| ING OpCap Balanced Value | 1,291,880 | 525,561 | 766,319 | 692,988 |
| ING Oppenheimer Global | 293,242 | 230,406 | 62,836 | 94,892 |
| ING PIMCO Total Return | 3,073,334 | 2,046,501 | 1,026,833 | 1,327,641 |
| ING Salomon Brothers Aggressive Growth - | | | | |
| Initial Class | 5,042,874 | 7,674,056 | (2,631,182) | 328,935 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | | Year Ended December 31 | | |
| | | 2004 | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | |
| ING Salomon Brothers Aggressive Growth - | | | | |
| Service Class | 8,787 | 7,198 | 1,589 | - |
| ING Salomon Brothers Fundamental Value | 445,245 | 420,619 | 24,626 | 554,916 |
| ING Salomon Brother Investors Value | 374,791 | 268,450 | 106,341 | 253,762 |
| ING T. Rowe Price Diversified Mid Cap | | | | |
| Growth - Initial Class | - | 1,154 | (1,154) | 1,154 |
| ING T. Rowe Price Diversified Mid Cap | | | | |
| Growth - Service Class | 1,358,272 | 1,438,664 | (80,392) | 1,121,316 |
| ING T. Rowe Price Growth Equity - Initial Class | 4,770,419 | 3,524,768 | 1,245,651 | 1,554,224 |
| ING T. Rowe Price Growth Equity - Service Class | 20,449 | 78 | 20,371 | - |
| ING UBS U.S. Large Cap Equity | 2,141,739 | 2,820,470 | (678,731) | (918,451) |
| ING Van Kampen Comstock | 4,110,698 | 1,455,969 | 2,654,729 | 1,967,779 |
| ING Van Kampen Equity and Income | 93,390 | 38,374 | 55,016 | 7,611 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Balanced | 2,104,345 | 1,638,746 | 465,599 | 108,957 |
| ING VP Strategic Allocation Growth | 1,598,014 | 1,292,531 | 305,483 | 98,672 |
| ING VP Strategic Allocation Income | 1,184,077 | 1,140,198 | 43,879 | (108,451) |
| ING Financial Services | 1,357 | 489 | 868 | - |
| ING Variable Funds: | | | | |
| ING VP Growth and Income | 14,531,937 | 27,718,675 | (13,186,738) | (17,517,346) |
| ING Variable Insurance Trust: | | | | |
| ING GET US Core - Series 1 | - | 19,657 | (19,657) | 231,302 |
| ING GET US Core - Series 2 | 100,626 | 334,903 | (234,277) | 2,055,233 |
| ING GET US Core - Series 3 | 7,854,478 | 2,575,458 | 5,279,020 | 20,674 |
| ING GET US Core - Series 5 | 67,403 | 952 | 66,451 | - |
| ING GET US Core - Series 6 | 685,757 | 129,749 | 556,008 | - |
| ING GET US Core - Series 7 | 434,458 | 32,788 | 401,670 | - |
| ING GNMA Income | 52,369 | 12,638 | 39,731 | - |
| ING Intermediate Bond | 53,075 | 1,008 | 52,067 | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology | 7,185,981 | 8,826,369 | (1,640,388) | 3,763,655 |
| ING VP Growth | 1,932,974 | 2,775,140 | (842,166) | (183,843) |
| ING VP Index Plus LargeCap | 9,746,045 | 8,875,064 | 870,981 | 2,013,333 |
| ING VP Index Plus MidCap | 8,240,855 | 3,533,221 | 4,707,634 | 2,691,961 |
| ING VP Index Plus SmallCap | 5,377,363 | 2,451,264 | 2,926,099 | 1,631,088 |
| ING VP International Equity | 1,728,037 | 1,670,535 | 57,502 | 135,837 |
| ING VP Small Company | 3,283,536 | 3,946,455 | (662,919) | 617,906 |
| ING VP Value Opportunity | 1,935,086 | 3,913,217 | (1,978,131) | (669,895) |

115

| | | Year Ended December 31 | | 2003 |
|---|---|---|---|---|
| | | 2004 | | |
| | | | | Net Units |
| | Units | Units | Net Increase | Issued |
| | Issued | Redeemed | (Decrease) | (Redeemed) |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services | 20,421 | 2,952 | 17,469 | - |
| ING VP Growth Opportunities | 88,916 | 252,428 | (163,512) | 137,247 |
| ING VP International Value | 3,743,766 | 2,066,960 | 1,676,806 | 1,554,185 |
| ING VP MagnaCap | 93,937 | 88,469 | 5,468 | 97,929 |
| ING VP MidCap Opportunities | 505,997 | 417,195 | 88,802 | 381,501 |
| ING VP Real Estate | 2,146,817 | 186,905 | 1,959,912 | - |
| ING VP SmallCap Opportunities | 651,403 | 734,610 | (83,207) | 723,325 |
| ING Real Estate | 22,279 | 75 | 22,204 | - |
| Janus Advisor Series Balanced | 8 | - | 8 | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Balanced | 4,861,068 | 7,327,168 | (2,466,100) | (516,201) |
| Janus Aspen Capital Appreciation | 82,616 | 140,531 | (57,915) | 96,747 |
| Janus Aspen Flexible Income | 1,996,838 | 2,768,202 | (771,364) | (357,321) |
| Janus Aspen Growth | 2,862,869 | 5,692,269 | (2,829,400) | (1,192,449) |
| Janus Aspen Mid Cap Growth | 6,055,797 | 10,760,444 | (4,704,647) | (1,685,384) |
| Janus Aspen Worldwide Growth | 5,649,716 | 12,560,154 | (6,910,438) | (5,189,406) |
| Janus Twenty | 21,684 | 14,890 | 6,794 | 18,414 |
| Lord Abbett Affiliated | 20,016 | 7 | 20,009 | - |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Growth and Income | 6,435,125 | 1,805,358 | 4,629,767 | 3,406,125 |
| Lord Abbett Mid-Cap Value - Class VC | 5,878,996 | 1,189,943 | 4,689,053 | 1,521,794 |
| Lord Abbett Mid Cap Value - Class A | 24,133 | 16 | 24,117 | - |
| Lord Abbett Small-Cap Value | 46,008 | 1,179 | 44,829 | - |
| Massachusetts Investors Growth Stock | 17,013 | 6 | 17,007 | - |
| MFS® Variable Insurance Trust$^{SM}$: | | | | |
| MFS® Total Return | 1,163,591 | 418,755 | 744,836 | 970,674 |
| Moderate Allocation | 5,863 | - | 5,863 | - |
| Mutual Discovery | 16,092 | 55 | 16,037 | - |
| New Perspective Fund® - Class R-3 | 18,425 | 60 | 18,365 | - |
| New Perspective Fund® - Class R-4 | 816,804 | 55,147 | 761,657 | - |
| Oppenheimer Capital Appreciation | 21,208 | 190 | 21,018 | - |
| Oppenheimer Developing Markets | 1,653,384 | 525,460 | 1,127,924 | 283,558 |
| Oppenheimer Global | 286 | - | 286 | - |
| Oppenheimer Main Street Fund® - Class A | 1,214 | - | 1,214 | - |

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
|---|---:|---:|---:|---:|
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Aggressive Growth | 1 | 1 | - | - |
| Oppenheimer Global Securities | 10,759,811 | 4,601,582 | 6,158,229 | 5,451,438 |
| Oppenheimer Main Street® - Fund/VA | 1,481 | 1,481 | - | - |
| Oppenheimer Main Street® Small Cap | 369 | - | 369 | - |
| Oppenheimer Strategic Bond | 2,350,521 | 1,514,577 | 835,944 | 996,074 |
| Pax World Balanced | 1,535,363 | 363,518 | 1,171,845 | 182,421 |
| PIMCO NFJ Small-Cap Value | 4,379 | 1 | 4,378 | - |
| PIMCO VIT Real Return | 1,377,653 | 495,693 | 881,960 | - |
| Pioneer High Yield | 41,804 | 2 | 41,802 | - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income | 2,132,114 | 757,409 | 1,374,705 | 624,038 |
| Pioneer Fund | 111 | - | 111 | 107,358 |
| Pioneer Fund VCT | 182,191 | 91,003 | 91,188 | - |
| Pioneer High Yield VCT | 1,158,236 | 739,060 | 419,176 | - |
| Pioneer Mid Cap Value VCT | 3,023,990 | 605,598 | 2,418,392 | 738,490 |
| Scudder Equity 500 Index | 148 | - | 148 | - |
| T. Rowe Price Mid-Cap Value | 55,070 | 1,723 | 53,347 | - |
| Templeton Foreign Fund | 39,458 | 117 | 39,341 | - |
| Templeton Growth | 5,620 | 193 | 5,427 | - |
| Templeton Income Trust: | | | | |
| Templeton Global Bond | 615,626 | 43,539 | 572,087 | - |
| UBS U.S. Small Cap Growth | 4,985 | 493 | 4,492 | - |
| Vanguard® 500 Index | 1,177 | - | 1,177 | - |
| Vanguard® Variable Insurance | 18,595 | 112 | 18,483 | - |
| Wangers Advisors Trust: | | | | |
| Wanger Select | 394,479 | 199,589 | 194,890 | - |
| Wanger U.S. Smaller Companies | 379,919 | 193,959 | 185,960 | - |
| Washington Mutual Investors℠ - Class R-3 | 116,876 | 2,064 | 114,812 | - |
| Washington Mutual Investors℠ - Class R-4 | 3,519,330 | 210,096 | 3,309,234 | - |

8.      **Unit Summary**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM Health Sciences** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 2,121.300 | $      10.00 | $      21,213 |
| | 2,121.300 | | $      21,213 |
| | | | |
| **AIM Mid Cap Core Equity** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 17,646.931 | $      11.08 | $      195,528 |
| ING MAP PLUS NP30 | 78.708 | 10.99 | 865 |
| | 17,725.639 | | $      196,393 |
| | | | |
| **AIM Small Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 1.772 | $      10.72 | $      19 |
| | 1.772 | | $      19 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 942,381.562 | $ 9.22 | $ 8,688,758 |
| Qualified VIII | 1,168.872 | 9.22 | 10,777 |
| Qualified X (1.15) | 5,909.375 | 9.28 | 54,839 |
| Qualified X (1.25) | 84,155.097 | 9.22 | 775,910 |
| Qualified XII (0.05) | 15,921.152 | 9.55 | 152,047 |
| Qualified XII (0.15) | 5,717.524 | 10.50 | 60,034 |
| Qualified XII (0.25) | 31,699.897 | 9.77 | 309,708 |
| Qualified XII (0.30) | 23,829.363 | 9.74 | 232,098 |
| Qualified XII (0.45) | 4,462.902 | 9.65 | 43,067 |
| Qualified XII (0.55) | 9,070.730 | 9.60 | 87,079 |
| Qualified XII (0.60) | 16,659.324 | 10.35 | 172,424 |
| Qualified XII (0.65) | 8,138.638 | 9.55 | 77,724 |
| Qualified XII (0.70) | 57,773.319 | 9.52 | 550,002 |
| Qualified XII (0.75) | 42,450.052 | 9.49 | 402,851 |
| Qualified XII (0.80) | 126,641.544 | 9.46 | 1,198,029 |
| Qualified XII (0.85) | 111,740.042 | 9.44 | 1,054,826 |
| Qualified XII (0.90) | 3,820.617 | 9.41 | 35,952 |
| Qualified XII (0.95) | 76,698.934 | 9.38 | 719,436 |
| Qualified XII (1.00) | 201,848.611 | 9.36 | 1,889,303 |
| Qualified XII (1.05) | 30,727.117 | 9.33 | 286,684 |
| Qualified XII (1.10) | 30,094.624 | 9.30 | 279,880 |
| Qualified XII (1.15) | 8,932.005 | 9.28 | 82,889 |
| Qualified XII (1.20) | 4,519.135 | 9.25 | 41,802 |
| Qualified XII (1.25) | 22,247.072 | 9.22 | 205,118 |
| Qualified XII (1.30) | 4,186.956 | 9.20 | 38,520 |
| Qualified XII (1.35) | 4,017.448 | 9.17 | 36,840 |
| Qualified XII (1.40) | 14,390.164 | 9.15 | 131,670 |
| Qualified XII (1.45) | 3,526.426 | 9.12 | 32,161 |
| Qualified XII (1.50) | 11,909.351 | 9.09 | 108,256 |
| Qualified XV | 5,425.855 | 9.36 | 50,786 |
| Qualified XVI | 20,528.273 | 9.09 | 186,602 |
| Qualified XVII | 938.570 | 9.23 | 8,663 |
| Qualified XVIII | 5,097.616 | 9.23 | 47,051 |
| Qualified XXI | 10,170.975 | 9.44 | 96,014 |
| Qualified XXIV | 96,589.692 | 9.41 | 908,909 |
| Qualified XXV | 16,697.983 | 9.42 | 157,295 |
| Qualified XXVI | 3,280.128 | 9.36 | 30,702 |
| Qualified XXVII | 214,415.599 | 5.77 | 1,237,178 |
| Qualified XXXII | 828.333 | 10.80 | 8,946 |
| Qualified XXXIV (0.60) | 3,211.594 | 10.35 | 33,240 |
| | 2,281,822.471 | | $ 20,524,070 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity** | | | |
| Currently payable annuity contracts: | | | $ 12,309 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,137,810.469 | $ 8.31 | 17,765,205 |
| Qualified VIII | 726.747 | 8.30 | 6,032 |
| Qualified X (1.15) | 1,296.886 | 8.35 | 10,829 |
| Qualified X (1.25) | 143,502.166 | 8.31 | 1,192,503 |
| Qualified XII (0.05) | 17,499.652 | 8.60 | 150,497 |
| Qualified XII (0.15) | 2,793.471 | 11.18 | 31,231 |
| Qualified XII (0.25) | 67,573.947 | 8.79 | 593,975 |
| Qualified XII (0.30) | 22,710.376 | 8.77 | 199,170 |
| Qualified XII (0.45) | 11,259.379 | 8.69 | 97,844 |
| Qualified XII (0.55) | 38,654.513 | 8.64 | 333,975 |
| Qualified XII (0.60) | 56,091.198 | 11.02 | 618,125 |
| Qualified XII (0.65) | 4,679.743 | 8.59 | 40,199 |
| Qualified XII (0.70) | 67,046.908 | 8.57 | 574,592 |
| Qualified XII (0.75) | 50,383.041 | 8.55 | 430,775 |
| Qualified XII (0.80) | 279,744.366 | 8.52 | 2,383,422 |
| Qualified XII (0.85) | 167,903.529 | 8.50 | 1,427,180 |
| Qualified XII (0.90) | 2,255.372 | 8.47 | 19,103 |
| Qualified XII (0.95) | 120,403.788 | 8.45 | 1,017,412 |
| Qualified XII (1.00) | 632,274.703 | 8.42 | 5,323,753 |
| Qualified XII (1.05) | 106,782.143 | 8.40 | 896,970 |
| Qualified XII (1.10) | 58,397.852 | 8.38 | 489,374 |
| Qualified XII (1.15) | 36,127.185 | 8.35 | 301,662 |
| Qualified XII (1.20) | 4,804.801 | 8.33 | 40,024 |
| Qualified XII (1.25) | 36,651.023 | 8.31 | 304,570 |
| Qualified XII (1.30) | 436.232 | 8.28 | 3,612 |
| Qualified XII (1.35) | 4,625.181 | 8.26 | 38,204 |
| Qualified XII (1.40) | 22,295.504 | 8.23 | 183,492 |
| Qualified XII (1.45) | 3,197.686 | 8.21 | 26,253 |
| Qualified XII (1.50) | 13,406.838 | 8.19 | 109,802 |
| Qualified XV | 6,401.660 | 8.43 | 53,966 |
| Qualified XVI | 42,845.422 | 8.19 | 350,904 |
| Qualified XVII | 2,773.525 | 8.31 | 23,048 |
| Qualified XVIII | 7,404.572 | 8.31 | 61,532 |
| Qualified XXI | 6,085.059 | 8.50 | 51,723 |
| Qualified XXIV | 54,407.429 | 8.48 | 461,375 |
| Qualified XXV | 24,107.901 | 8.48 | 204,435 |
| Qualified XXVI | 17,356.109 | 8.43 | 146,312 |
| Qualified XXVII | 341,503.459 | 6.65 | 2,270,998 |
| Qualified XXXII | 3,018.638 | 11.16 | 33,688 |
| Qualified XXXIII (0.65) | 206.009 | 11.15 | 2,297 |
| Qualified XXXIV (0.60) | 2,782.305 | 11.02 | 30,661 |
| | 4,620,226.787 | | $ 38,313,033 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,324,872.089 | $ 5.84 | $ 7,737,253 |
| Qualified X (1.15) | 1,052.041 | 5.88 | 6,186 |
| Qualified X (1.25) | 127,838.528 | 5.84 | 746,577 |
| Qualified XII (0.05) | 8,494.069 | 6.07 | 51,559 |
| Qualified XII (0.15) | 1,979.049 | 9.26 | 18,326 |
| Qualified XII (0.25) | 23,934.088 | 6.19 | 148,152 |
| Qualified XII (0.30) | 22,102.918 | 6.17 | 136,375 |
| Qualified XII (0.45) | 288.072 | 6.12 | 1,763 |
| Qualified XII (0.55) | 18,988.487 | 6.08 | 115,450 |
| Qualified XII (0.60) | 13,198.465 | 9.12 | 120,370 |
| Qualified XII (0.65) | 11,707.769 | 6.05 | 70,832 |
| Qualified XII (0.70) | 75,997.679 | 6.03 | 458,266 |
| Qualified XII (0.75) | 28,167.555 | 6.01 | 169,287 |
| Qualified XII (0.80) | 183,652.254 | 5.99 | 1,100,077 |
| Qualified XII (0.85) | 192,221.572 | 5.98 | 1,149,485 |
| Qualified XII (0.90) | 3,856.879 | 5.96 | 22,987 |
| Qualified XII (0.95) | 121,858.923 | 5.94 | 723,842 |
| Qualified XII (1.00) | 276,501.011 | 5.93 | 1,639,651 |
| Qualified XII (1.05) | 58,460.576 | 5.91 | 345,502 |
| Qualified XII (1.10) | 45,644.143 | 5.89 | 268,844 |
| Qualified XII (1.15) | 12,576.190 | 5.88 | 73,948 |
| Qualified XII (1.20) | 10,063.140 | 5.86 | 58,970 |
| Qualified XII (1.25) | 30,867.637 | 5.84 | 180,267 |
| Qualified XII (1.30) | 711.320 | 5.83 | 4,147 |
| Qualified XII (1.35) | 3,415.491 | 5.81 | 19,844 |
| Qualified XII (1.40) | 24,265.975 | 5.79 | 140,500 |
| Qualified XII (1.45) | 1,707.439 | 5.78 | 9,869 |
| Qualified XII (1.50) | 10,115.104 | 5.76 | 58,263 |
| Qualified XV | 9,649.748 | 5.95 | 57,416 |
| Qualified XVI | 41,815.798 | 5.76 | 240,859 |
| Qualified XVII | 3,350.769 | 5.85 | 19,602 |
| Qualified XVIII | 4,704.958 | 5.85 | 27,524 |
| Qualified XXI | 9,981.000 | 6.00 | 59,886 |
| Qualified XXIV | 58,064.765 | 5.96 | 346,066 |
| Qualified XXV | 14,648.743 | 5.97 | 87,453 |
| Qualified XXVI | 16,886.003 | 5.93 | 100,134 |
| Qualified XXVII | 229,492.601 | 4.46 | 1,023,537 |
| Qualified XXXII | 1,913.653 | 11.06 | 21,165 |
| Qualified XXXIV (0.60) | 3,837.062 | 9.12 | 34,994 |
| | 3,028,883.563 | | $ 17,595,228 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Premier Equity** | | | |
| Currently payable annuity contracts: | | | $ 4,251 |
| Contracts in accumulation period: | | | |
| Qualified VI | 939,734.678 | $ 7.44 | 6,991,626 |
| Qualified VIII | 4.570 | 7.44 | 34 |
| Qualified X (1.15) | 9,256.685 | 7.48 | 69,240 |
| Qualified X (1.25) | 91,125.537 | 7.44 | 677,974 |
| Qualified XII (0.05) | 6,843.376 | 7.70 | 52,694 |
| Qualified XII (0.15) | 1,909.550 | 9.11 | 17,396 |
| Qualified XII (0.25) | 17,822.081 | 7.88 | 140,438 |
| Qualified XII (0.30) | 20,275.572 | 7.86 | 159,366 |
| Qualified XII (0.45) | 128,592.683 | 7.79 | 1,001,737 |
| Qualified XII (0.55) | 36,407.355 | 7.75 | 282,157 |
| Qualified XII (0.60) | 18,466.704 | 8.98 | 165,831 |
| Qualified XII (0.65) | 12,647.013 | 7.70 | 97,382 |
| Qualified XII (0.70) | 106,770.313 | 7.68 | 819,996 |
| Qualified XII (0.75) | 31,024.805 | 7.66 | 237,650 |
| Qualified XII (0.80) | 200,397.513 | 7.64 | 1,531,037 |
| Qualified XII (0.85) | 87,936.400 | 7.61 | 669,196 |
| Qualified XII (0.90) | 8,499.077 | 7.59 | 64,508 |
| Qualified XII (0.95) | 145,707.530 | 7.57 | 1,103,006 |
| Qualified XII (1.00) | 249,070.199 | 7.55 | 1,880,480 |
| Qualified XII (1.05) | 52,139.043 | 7.53 | 392,607 |
| Qualified XII (1.10) | 42,708.788 | 7.51 | 320,743 |
| Qualified XII (1.15) | 9,045.855 | 7.48 | 67,663 |
| Qualified XII (1.20) | 2,793.968 | 7.46 | 20,843 |
| Qualified XII (1.25) | 35,279.167 | 7.44 | 262,477 |
| Qualified XII (1.30) | 764.690 | 7.42 | 5,674 |
| Qualified XII (1.35) | 11,894.325 | 7.40 | 88,018 |
| Qualified XII (1.40) | 16,723.307 | 7.38 | 123,418 |
| Qualified XII (1.45) | 554.076 | 7.36 | 4,078 |
| Qualified XII (1.50) | 3,819.210 | 7.34 | 28,033 |
| Qualified XV | 5,023.443 | 7.55 | 37,927 |
| Qualified XVI | 20,767.574 | 7.34 | 152,434 |
| Qualified XVII | 3,889.933 | 7.45 | 28,980 |
| Qualified XVIII | 2,024.832 | 7.45 | 15,085 |
| Qualified XXI | 4,259.790 | 7.61 | 32,417 |
| Qualified XXIV | 84,882.500 | 7.60 | 645,107 |
| Qualified XXV | 8,399.473 | 7.60 | 63,836 |
| Qualified XXVI | 1,228.610 | 7.55 | 9,276 |
| Qualified XXVII | 197,458.851 | 6.44 | 1,271,635 |
| Qualified XXXII | 227.618 | 10.79 | 2,456 |
| Qualified XXXIV (0.60) | 10,832.740 | 8.98 | 97,278 |
| | 2,627,209.434 | | $ 19,635,984 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Alliance Bernstein Growth and Income Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP16 | 2,044.558 | $ | 10.75 | $ | 21,979 |
| | 2,044.558 | | | $ | 21,979 |
| | | | | | |
| **Alliance Bernstein Growth and Income Portfolio** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.25) | 4,425.201 | $ | 11.23 | $ | 49,695 |
| | 4,425.201 | | | $ | 49,695 |
| | | | | | |
| **American Balanced Fund®** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 4,474.410 | $ | 10.59 | $ | 47,384 |
| ING MAP PLUS NP14 | 1,203.024 | | 10.58 | | 12,728 |
| ING MAP PLUS NP15 | 40,987.607 | | 10.57 | | 433,239 |
| ING MAP PLUS NP17 | 8,141.154 | | 10.57 | | 86,052 |
| ING MAP PLUS NP22 | 40,105.124 | | 10.54 | | 422,708 |
| ING MAP PLUS NP23 | 307.305 | | 10.54 | | 3,239 |
| ING MAP PLUS NP26 | 90.494 | | 10.52 | | 952 |
| ING MAP PLUS NP27 | 132.605 | | 10.52 | | 1,395 |
| ING MAP PLUS NP29 | 8,691.246 | | 10.51 | | 91,345 |
| ING MAP PLUS NP30 | 11.238 | | 10.50 | | 118 |
| ING MAP PLUS NP7 | 1,265.504 | | 10.61 | | 13,427 |
| ING MAP PLUS NP9 | 14,730.095 | | 10.60 | | 156,139 |
| | 120,139.806 | | | $ | 1,268,726 |
| | | | | | |
| **American Century® Income & Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.10) | 2,144.937 | $ | 30.91 | $ | 66,300 |
| Qualified XXVII | 430,968.894 | | 10.03 | | 4,322,618 |
| | 433,113.831 | | | $ | 4,388,918 |
| | | | | | |
| **Ariel Appreciation** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 8,011.883 | $ | 10.94 | $ | 87,650 |
| ING MAP PLUS NP15 | 7,898.351 | | 10.92 | | 86,250 |
| ING MAP PLUS NP19 | 140.918 | | 10.90 | | 1,536 |
| ING MAP PLUS NP22 | 1,563.236 | | 10.88 | | 17,008 |
| | 17,614.388 | | | $ | 192,444 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP19 | 2,340.256 | $ 11.70 | $ 27,381 |
| ING MAP PLUS NP22 | 9,711.130 | 11.68 | 113,426 |
| ING MAP PLUS NP26 | 1,140.995 | 11.66 | 13,304 |
| | 13,192.381 | | $ 154,111 |
| | | | |
| **Baron Asset** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 3,932.511 | $ 12.15 | $ 47,780 |
| ING MAP PLUS NP15 | 185.761 | 12.15 | 2,257 |
| ING MAP PLUS NP16 | 1,480.066 | 12.14 | 17,968 |
| ING MAP PLUS NP17 | 3,615.486 | 12.14 | 43,892 |
| ING MAP PLUS NP22 | 387.201 | 12.11 | 4,689 |
| ING MAP PLUS NP9 | 1,485.714 | 12.18 | 18,096 |
| | 11,086.739 | | $ 134,682 |
| | | | |
| **Baron Growth** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 8,181.291 | $ 12.08 | $ 98,830 |
| ING MAP PLUS NP15 | 7,742.053 | 12.08 | 93,524 |
| ING MAP PLUS NP16 | 6,305.633 | 12.07 | 76,109 |
| ING MAP PLUS NP17 | 2,946.562 | 12.07 | 35,565 |
| ING MAP PLUS NP19 | 3,443.781 | 12.06 | 41,532 |
| ING MAP PLUS NP22 | 707.226 | 12.04 | 8,515 |
| ING MAP PLUS NP23 | 1,049.210 | 12.03 | 12,622 |
| ING MAP PLUS NP27 | 16.985 | 12.01 | 204 |
| ING MAP PLUS NP7 | 2,048.515 | 12.12 | 24,828 |
| | 32,441.256 | | $ 391,729 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 335.057 | $ 22.05 | $ 7,388 |
| Qualified VI | 939,746.700 | 21.82 | 20,505,273 |
| Qualified VIII | 5,714.084 | 19.81 | 113,196 |
| Qualified X (1.15) | 1,106.305 | 11.26 | 12,457 |
| Qualified X (1.25) | 66,551.968 | 11.18 | 744,051 |
| Qualified XII (0.05) | 3,837.747 | 22.81 | 87,539 |
| Qualified XII (0.15) | 3,396.934 | 11.09 | 37,672 |
| Qualified XII (0.25) | 99,891.838 | 12.13 | 1,211,688 |
| Qualified XII (0.30) | 96,180.645 | 12.09 | 1,162,824 |
| Qualified XII (0.40) | 91,688.863 | 16.79 | 1,539,456 |
| Qualified XII (0.45) | 23,627.318 | 11.97 | 282,819 |
| Qualified XII (0.55) | 10,432.969 | 11.89 | 124,048 |
| Qualified XII (0.60) | 16,311.814 | 11.85 | 193,295 |
| Qualified XII (0.65) | 14,260.321 | 11.82 | 168,557 |
| Qualified XII (0.70) | 171,058.404 | 11.78 | 2,015,068 |
| Qualified XII (0.75) | 144,238.330 | 11.74 | 1,693,358 |
| Qualified XII (0.80) | 136,946.385 | 12.31 | 1,685,810 |
| Qualified XII (0.85) | 204,430.849 | 16.37 | 3,346,533 |
| Qualified XII (0.90) | 9,190.774 | 12.14 | 111,576 |
| Qualified XII (0.95) | 52,198.521 | 16.23 | 847,182 |
| Qualified XII (1.00) | 409,056.374 | 16.16 | 6,610,351 |
| Qualified XII (1.05) | 39,360.783 | 16.09 | 633,315 |
| Qualified XII (1.10) | 41,804.182 | 16.02 | 669,703 |
| Qualified XII (1.15) | 14,502.257 | 15.95 | 231,311 |
| Qualified XII (1.20) | 11,929.030 | 15.88 | 189,433 |
| Qualified XII (1.25) | 16,388.046 | 15.81 | 259,095 |
| Qualified XII (1.30) | 2,160.381 | 15.75 | 34,026 |
| Qualified XII (1.35) | 3,526.148 | 15.68 | 55,290 |
| Qualified XII (1.40) | 14,456.054 | 15.61 | 225,659 |
| Qualified XII (1.45) | 918.211 | 15.54 | 14,269 |
| Qualified XII (1.50) | 2,058.527 | 15.48 | 31,866 |
| Qualified XV | 2,919.374 | 22.35 | 65,248 |
| Qualified XVI | 37,768.458 | 21.40 | 808,245 |
| Qualified XVII | 700.504 | 21.82 | 15,285 |
| Qualified XVIII | 9,408.765 | 11.18 | 105,190 |
| Qualified XXI | 3,525.555 | 22.54 | 79,466 |
| Qualified XXIV | 29,889.422 | 16.26 | 486,002 |
| Qualified XXV | 5,605.653 | 22.29 | 124,950 |
| Qualified XXVI | 289.024 | 22.14 | 6,399 |
| Qualified XXVII | 578,904.407 | 29.27 | 16,944,532 |
| Qualified XXVIII | 90,261.018 | 29.09 | 2,625,693 |
| Qualified XXXII | 1,364.344 | 10.91 | 14,885 |
| Qualified XXXIV (0.60) | 4,209.114 | 11.85 | 49,878 |
| | 3,412,151.457 | | $ 66,169,881 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 12,073.466 | $ 11.57 | $ 139,690 |
| ING MAP PLUS NP14 | 9,973.333 | 11.55 | 115,192 |
| ING MAP PLUS NP15 | 14,504.069 | 11.55 | 167,522 |
| ING MAP PLUS NP19 | 2,624.631 | 11.53 | 30,262 |
| ING MAP PLUS NP23 | 173.675 | 11.51 | 1,999 |
| ING MAP PLUS NP29 | 3,558.064 | 11.47 | 40,811 |
| ING MAP PLUS NP9 | 4,955.872 | 11.58 | 57,389 |
| | 47,863.110 | | $ 552,865 |
| | | | |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 589,758.166 | 11.45 | 6,752,731 |
| Qualified XII (0.55) | 917.131 | 11.50 | 10,547 |
| Qualified XII (0.60) | 700.174 | 11.50 | 8,052 |
| Qualified XII (0.70) | 14,216.710 | 11.49 | 163,350 |
| Qualified XII (0.75) | 24,395.910 | 11.49 | 280,309 |
| Qualified XII (0.80) | 295,307.665 | 11.48 | 3,390,132 |
| Qualified XII (0.85) | 24,648.780 | 11.48 | 282,968 |
| Qualified XII (0.90) | 754.007 | 11.48 | 8,656 |
| Qualified XII (0.95) | 29,103.662 | 11.47 | 333,819 |
| Qualified XII (1.00) | 362,008.195 | 11.47 | 4,152,234 |
| Qualified XII (1.05) | 11,698.257 | 11.47 | 134,179 |
| Qualified XII (1.10) | 26,520.419 | 11.46 | 303,924 |
| Qualified XII (1.15) | 1,515.794 | 11.46 | 17,371 |
| Qualified XII (1.20) | 214.061 | 11.45 | 2,451 |
| Qualified XII (1.25) | 3,553.188 | 11.45 | 40,684 |
| Qualified XII (1.35) | 1,297.290 | 11.44 | 14,841 |
| Qualified XII (1.40) | 2,665.559 | 11.44 | 30,494 |
| Qualified XII (1.45) | 339.370 | 11.43 | 3,879 |
| Qualified XII (1.50) | 2.537 | 11.43 | 29 |
| Qualified XVI | 3,097.288 | 11.43 | 35,402 |
| Qualified XVII | 5,731.038 | 11.47 | 65,735 |
| Qualified XXIV | 27,480.435 | 11.96 | 328,666 |
| | 1,425,925.636 | | $ 16,360,453 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Special Values** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 2,719.056 | $ 11.65 | $ 31,677 |
| ING MAP PLUS NP14 | 3,008.083 | 11.63 | 34,984 |
| ING MAP PLUS NP15 | 3,045.572 | 11.63 | 35,420 |
| ING MAP PLUS NP16 | 1,597.074 | 11.62 | 18,558 |
| ING MAP PLUS NP26 | 104.581 | 11.57 | 1,210 |
| ING MAP PLUS NP27 | 18.426 | 11.56 | 213 |
| ING MAP PLUS NP7 | 1,888.860 | 11.67 | 22,043 |
| Qualified V | 317.664 | 18.06 | 5,737 |
| Qualified VI | 460,931.721 | 18.19 | 8,384,348 |
| Qualified XII (0.55) | 1,086.354 | 18.76 | 20,380 |
| Qualified XII (0.60) | 336.378 | 18.72 | 6,297 |
| Qualified XII (0.65) | 155.514 | 18.68 | 2,905 |
| Qualified XII (0.70) | 16,062.500 | 18.64 | 299,405 |
| Qualified XII (0.75) | 3,304.462 | 18.60 | 61,463 |
| Qualified XII (0.80) | 28,777.790 | 18.55 | 533,828 |
| Qualified XII (0.85) | 21,368.936 | 18.51 | 395,539 |
| Qualified XII (0.90) | 491.337 | 18.47 | 9,075 |
| Qualified XII (0.95) | 48,298.046 | 18.43 | 890,133 |
| Qualified XII (1.00) | 322,471.343 | 18.39 | 5,930,248 |
| Qualified XII (1.05) | 12,774.224 | 18.35 | 234,407 |
| Qualified XII (1.10) | 7,951.611 | 18.31 | 145,594 |
| Qualified XII (1.15) | 2,723.645 | 18.27 | 49,761 |
| Qualified XII (1.20) | 1,332.913 | 18.23 | 24,299 |
| Qualified XII (1.25) | 6,363.936 | 18.19 | 115,760 |
| Qualified XII (1.35) | 18.774 | 18.11 | 340 |
| Qualified XII (1.40) | 3,376.591 | 18.07 | 61,015 |
| Qualified XII (1.45) | 328.841 | 18.03 | 5,929 |
| Qualified XII (1.50) | 83.102 | 17.99 | 1,495 |
| Qualified XVI | 7,700.223 | 17.99 | 138,527 |
| Qualified XVII | 1,247.554 | 18.19 | 22,693 |
| Qualified XXIV | 6,804.270 | 18.50 | 125,879 |
| Qualified XXVII | 1,643,534.468 | 18.22 | 29,945,198 |
| | 2,610,223.849 | | $ 47,554,360 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® Advisor Mid Cap** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 5,351.972 | $ 11.41 | $ 61,066 |
| ING MAP PLUS NP15 | 9,886.830 | 11.39 | 112,611 |
| ING MAP PLUS NP17 | 1,723.902 | 11.38 | 19,618 |
| ING MAP PLUS NP19 | 3,041.864 | 11.37 | 34,586 |
| ING MAP PLUS NP21 | 854.753 | 11.36 | 9,710 |
| ING MAP PLUS NP22 | 1,876.652 | 11.35 | 21,300 |
| ING MAP PLUS NP23 | 375.771 | 11.35 | 4,265 |
| ING MAP PLUS NP26 | 887.467 | 11.33 | 10,055 |
| ING MAP PLUS NP27 | 20.036 | 11.33 | 227 |
| ING MAP PLUS NP30 | 24.315 | 11.31 | 275 |
| ING MAP PLUS NP7 | 461.330 | 11.43 | 5,273 |
| ING MAP PLUS NP9 | 12,590.718 | 11.42 | 143,786 |
| | 37,095.610 | | $ 422,772 |
| | | | |
| **Fidelity® VIP Contrafund®** | | | |
| Currently payable annuity contracts: | | | $ 1,619,264 |
| Contracts in accumulation period: | - | | |
| ING MAP PLUS NP10 | 4,841.893 | $ 11.41 | 55,246 |
| ING MAP PLUS NP11 | 8,558.896 | 11.41 | 97,657 |
| ING MAP PLUS NP14 | 14,324.320 | 11.39 | 163,154 |
| ING MAP PLUS NP15 | 75.242 | 11.39 | 857 |
| ING MAP PLUS NP17 | 7,422.671 | 11.38 | 84,470 |
| ING MAP PLUS NP19 | 3,585.400 | 11.37 | 40,766 |
| ING MAP PLUS NP21 | 1,844.894 | 11.36 | 20,958 |
| ING MAP PLUS NP22 | 26,765.639 | 11.35 | 303,790 |
| ING MAP PLUS NP26 | 655.958 | 11.33 | 7,432 |
| ING MAP PLUS NP27 | 35.393 | 11.33 | 401 |
| ING MAP PLUS NP29 | 7,981.714 | 11.32 | 90,353 |
| ING MAP PLUS NP30 | 107.604 | 11.31 | 1,217 |
| ING MAP PLUS NP7 | 2,226.160 | 11.43 | 25,445 |
| ING MAP PLUS NP9 | 26,855.517 | 11.42 | 306,690 |
| Qualified V | 6,763.062 | 24.69 | 166,980 |
| Qualified VI | 10,166,479.076 | 24.90 | 253,145,329 |
| Qualified VIII | 5,661.557 | 25.05 | 141,822 |
| Qualified X (1.15) | 94,685.982 | 28.25 | 2,674,879 |
| Qualified X (1.25) | 896,870.408 | 27.98 | 25,094,434 |
| Qualified XII (0.05) | 113,204.573 | 26.02 | 2,945,583 |
| Qualified XII (0.15) | 91,278.804 | 13.21 | 1,205,793 |
| Qualified XII (0.25) | 756,701.032 | 15.50 | 11,728,866 |
| Qualified XII (0.30) | 202,143.819 | 15.45 | 3,123,122 |
| Qualified XII (0.40) | 478,760.059 | 23.81 | 11,399,277 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund®** | | | |
| **(continued)** | | | |
| Qualified XII (0.45) | 659,806.737 | $ 15.29 | $ 10,088,445 |
| Qualified XII (0.55) | 241,303.884 | 15.19 | 3,665,406 |
| Qualified XII (0.60) | 702,963.276 | 15.14 | 10,642,864 |
| Qualified XII (0.65) | 139,632.604 | 15.09 | 2,107,056 |
| Qualified XII (0.70) | 855,660.639 | 15.04 | 12,869,136 |
| Qualified XII (0.75) | 779,689.526 | 14.99 | 11,687,546 |
| Qualified XII (0.80) | 2,927,046.014 | 16.43 | 48,091,366 |
| Qualified XII (0.85) | 687,424.806 | 23.22 | 15,962,004 |
| Qualified XII (0.90) | 102,009.279 | 15.95 | 1,627,048 |
| Qualified XII (0.95) | 771,059.383 | 23.02 | 17,749,787 |
| Qualified XII (1.00) | 4,557,462.653 | 22.92 | 104,457,044 |
| Qualified XII (1.05) | 338,621.779 | 22.82 | 7,727,349 |
| Qualified XII (1.10) | 198,817.862 | 22.73 | 4,519,130 |
| Qualified XII (1.15) | 237,826.381 | 22.63 | 5,382,011 |
| Qualified XII (1.20) | 36,012.472 | 22.53 | 811,361 |
| Qualified XII (1.25) | 129,477.842 | 22.43 | 2,904,188 |
| Qualified XII (1.30) | 5,931.602 | 22.34 | 132,512 |
| Qualified XII (1.35) | 19,628.103 | 22.24 | 436,529 |
| Qualified XII (1.40) | 48,131.707 | 22.14 | 1,065,636 |
| Qualified XII (1.45) | 6,547.438 | 22.05 | 144,371 |
| Qualified XII (1.50) | 20,847.107 | 21.95 | 457,594 |
| Qualified XV | 36,903.802 | 25.51 | 941,416 |
| Qualified XVI | 222,008.641 | 24.42 | 5,421,451 |
| Qualified XVII | 25,722.490 | 24.90 | 640,490 |
| Qualified XVIII | 30,712.938 | 27.98 | 859,348 |
| Qualified XXI | 78,803.188 | 25.72 | 2,026,818 |
| Qualified XXIV | 257,773.113 | 23.06 | 5,944,248 |
| Qualified XXV | 114,121.982 | 25.43 | 2,902,122 |
| Qualified XXVI | 17,373.328 | 25.27 | 439,024 |
| Qualified XXVII | 3,987,862.908 | 28.47 | 113,534,457 |
| Qualified XXVIII | 1,134,941.060 | 28.30 | 32,118,832 |
| Qualified XXXII | 46,416.186 | 11.80 | 547,711 |
| Qualified XXXIII (0.65) | 18,404.935 | 13.17 | 242,393 |
| Qualified XXXIV (0.60) | 44,362.219 | 15.14 | 671,644 |
| | 32,399,137.557 | | $ 743,262,122 |

129

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income** | | | |
| Currently payable annuity contracts: | | | $      795,418 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 8,594.220 | $      10.90 | 93,677 |
| ING MAP PLUS NP15 | 249.633 | 10.90 | 2,721 |
| ING MAP PLUS NP26 | 37.638 | 10.84 | 408 |
| Qualified V | 1,472.325 | 21.03 | 30,963 |
| Qualified VI | 6,238,986.374 | 21.43 | 133,701,478 |
| Qualified VIII | 6,687.629 | 21.34 | 142,714 |
| Qualified X (1.15) | 115,108.819 | 27.10 | 3,119,449 |
| Qualified X (1.25) | 944,028.870 | 26.81 | 25,309,414 |
| Qualified XI | 1,412.401 | 22.66 | 32,005 |
| Qualified XII (0.05) | 63,618.446 | 22.39 | 1,424,417 |
| Qualified XII (0.15) | 86,882.794 | 11.74 | 1,020,004 |
| Qualified XII (0.25) | 553,783.936 | 13.01 | 7,204,729 |
| Qualified XII (0.30) | 207,162.577 | 12.96 | 2,684,827 |
| Qualified XII (0.40) | 365,386.545 | 19.62 | 7,168,884 |
| Qualified XII (0.45) | 314,974.357 | 12.83 | 4,041,121 |
| Qualified XII (0.55) | 162,010.588 | 12.75 | 2,065,635 |
| Qualified XII (0.60) | 825,794.965 | 12.71 | 10,495,854 |
| Qualified XII (0.65) | 69,693.291 | 12.67 | 883,014 |
| Qualified XII (0.70) | 493,970.206 | 12.62 | 6,233,904 |
| Qualified XII (0.75) | 789,312.718 | 12.58 | 9,929,554 |
| Qualified XII (0.80) | 1,848,160.673 | 13.68 | 25,282,838 |
| Qualified XII (0.85) | 707,385.311 | 19.13 | 13,532,281 |
| Qualified XII (0.90) | 55,599.401 | 13.37 | 743,364 |
| Qualified XII (0.95) | 568,436.320 | 18.97 | 10,783,237 |
| Qualified XII (1.00) | 1,606,502.117 | 18.89 | 30,346,825 |
| Qualified XII (1.05) | 229,307.234 | 18.80 | 4,310,976 |
| Qualified XII (1.10) | 191,321.474 | 18.72 | 3,581,538 |
| Qualified XII (1.15) | 110,055.150 | 18.64 | 2,051,428 |
| Qualified XII (1.20) | 27,999.731 | 18.56 | 519,675 |
| Qualified XII (1.25) | 109,939.069 | 18.48 | 2,031,674 |
| Qualified XII (1.30) | 4,707.717 | 18.40 | 86,622 |
| Qualified XII (1.35) | 11,384.989 | 18.32 | 208,573 |
| Qualified XII (1.40) | 58,806.908 | 18.24 | 1,072,638 |
| Qualified XII (1.45) | 5,407.925 | 18.17 | 98,262 |
| Qualified XII (1.50) | 9,873.411 | 18.09 | 178,610 |
| Qualified XV | 32,806.515 | 21.95 | 720,103 |
| Qualified XVI | 184,225.452 | 21.02 | 3,872,419 |
| Qualified XVII | 13,039.664 | 21.43 | 279,440 |
| Qualified XVIII | 25,554.457 | 26.81 | 685,115 |
| Qualified XXI | 41,497.741 | 22.13 | 918,345 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income** | | | |
| **(continued)** | | | |
| Qualified XXIV | 159,398.368 | $ 19.00 | $ 3,028,569 |
| Qualified XXV | 57,825.137 | 21.88 | 1,265,214 |
| Qualified XXVI | 27,716.192 | 21.74 | 602,550 |
| Qualified XXVII | 2,369,316.975 | 22.68 | 53,736,109 |
| Qualified XXVIII | 1,226,563.443 | 22.54 | 27,646,740 |
| Qualified XXXII | 37,708.564 | 11.56 | 435,911 |
| Qualified XXXIV (0.60) | 54,204.721 | 12.71 | 688,942 |
| | 21,023,912.991 | | $ 405,088,188 |
| | | | |
| **Fidelity® VIP Growth** | | | |
| Currently payable annuity contracts: | | | $ 420,537 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 2,107.419 | $ 9.84 | 20,737 |
| ING MAP PLUS NP26 | 49.081 | 9.80 | 481 |
| Qualified V | 1,073.396 | 17.14 | 18,398 |
| Qualified VI | 9,263,905.992 | 17.19 | 159,246,544 |
| Qualified VIII | 10,663.694 | 17.38 | 185,335 |
| Qualified X (1.15) | 128,759.603 | 24.16 | 3,110,832 |
| Qualified X (1.25) | 1,100,525.774 | 23.90 | 26,302,566 |
| Qualified XII (0.05) | 32,419.098 | 17.96 | 582,247 |
| Qualified XII (0.15) | 94,933.893 | 9.53 | 904,720 |
| Qualified XII (0.25) | 658,026.615 | 11.61 | 7,639,689 |
| Qualified XII (0.30) | 175,324.200 | 11.57 | 2,028,501 |
| Qualified XII (0.45) | 559,932.809 | 11.46 | 6,416,830 |
| Qualified XII (0.55) | 241,508.084 | 11.38 | 2,748,362 |
| Qualified XII (0.60) | 552,845.198 | 11.35 | 6,274,793 |
| Qualified XII (0.65) | 147,326.349 | 11.31 | 1,666,261 |
| Qualified XII (0.70) | 813,946.850 | 11.27 | 9,173,181 |
| Qualified XII (0.75) | 1,072,839.091 | 11.23 | 12,047,983 |
| Qualified XII (0.80) | 2,136,201.060 | 12.27 | 26,211,187 |
| Qualified XII (0.85) | 1,247,419.827 | 16.14 | 20,133,356 |
| Qualified XII (0.90) | 88,223.886 | 11.89 | 1,048,982 |
| Qualified XII (0.95) | 707,614.250 | 16.00 | 11,321,828 |
| Qualified XII (1.00) | 2,761,409.165 | 15.93 | 43,989,248 |
| Qualified XII (1.05) | 395,235.876 | 15.86 | 6,268,441 |
| Qualified XII (1.10) | 252,036.606 | 15.79 | 3,979,658 |
| Qualified XII (1.15) | 105,129.198 | 15.72 | 1,652,631 |
| Qualified XII (1.20) | 49,507.663 | 15.66 | 775,290 |
| Qualified XII (1.25) | 108,714.240 | 15.59 | 1,694,855 |
| Qualified XII (1.30) | 20,564.498 | 15.52 | 319,161 |
| Qualified XII (1.35) | 28,241.554 | 15.45 | 436,332 |
| Qualified XII (1.40) | 74,235.217 | 15.39 | 1,142,480 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth** | | | |
| **(continued)** | | | |
| Qualified XII (1.45) | 4,572.650 | $ 15.32 | $ 70,053 |
| Qualified XII (1.50) | 18,808.852 | 15.25 | 286,835 |
| Qualified XV | 38,369.449 | 17.61 | 675,686 |
| Qualified XVI | 246,400.949 | 16.86 | 4,154,320 |
| Qualified XVII | 13,943.630 | 17.19 | 239,691 |
| Qualified XVIII | 42,612.552 | 23.90 | 1,018,440 |
| Qualified XXI | 110,098.029 | 17.76 | 1,955,341 |
| Qualified XXIV | 329,860.325 | 16.03 | 5,287,661 |
| Qualified XXV | 200,572.706 | 17.55 | 3,520,051 |
| Qualified XXVI | 44,951.434 | 17.44 | 783,953 |
| Qualified XXXII | 53,573.460 | 10.55 | 565,200 |
| Qualified XXXIII (0.65) | 3,972.211 | 9.50 | 37,736 |
| Qualified XXXIV (0.60) | 86,510.132 | 11.35 | 981,890 |
| | 24,024,966.565 | | $ 377,338,303 |
| | | | |
| **Fidelity® VIP High Income** | | | |
| Currently payable annuity contracts: | | | $ 92,642 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 424,740.088 | $ 9.03 | 3,835,403 |
| Qualified XXVIII | 142,798.663 | 8.98 | 1,282,332 |
| | 567,538.751 | | $ 5,210,377 |
| **Fidelity® VIP Asset Manager℠** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 1,017,630.719 | $ 18.23 | $ 18,551,408 |
| Qualified XXVIII | 98,070.238 | 18.11 | 1,776,052 |
| | 1,115,700.957 | | $ 20,327,460 |
| | | | |
| **Fidelity® VIP Index 500** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 4,392,230.429 | $ 23.53 | $ 103,349,182 |
| Qualified XXVIII | 573,710.265 | 23.38 | 13,413,346 |
| | 4,965,940.694 | | $ 116,762,528 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 242.915 | $ 14.75 | $ 3,583 |
| Qualified VI | 1,258,870.073 | 14.97 | 18,845,285 |
| Qualified VIII | 795.521 | 14.96 | 11,901 |
| Qualified X (1.15) | 21,470.686 | 15.59 | 334,728 |
| Qualified X (1.25) | 148,158.885 | 15.42 | 2,284,610 |
| Qualified XII (0.05) | 20,316.677 | 15.65 | 317,956 |
| Qualified XII (0.15) | 6,556.235 | 12.27 | 80,445 |
| Qualified XII (0.25) | 109,081.091 | 11.00 | 1,199,892 |
| Qualified XII (0.30) | 39,274.658 | 10.97 | 430,843 |
| Qualified XII (0.45) | 44,140.423 | 10.86 | 479,365 |
| Qualified XII (0.55) | 13,036.700 | 10.79 | 140,666 |
| Qualified XII (0.60) | 66,264.351 | 12.09 | 801,136 |
| Qualified XII (0.65) | 28,070.336 | 10.72 | 300,914 |
| Qualified XII (0.70) | 70,857.865 | 10.68 | 756,762 |
| Qualified XII (0.75) | 45,057.089 | 10.65 | 479,858 |
| Qualified XII (0.80) | 225,460.624 | 11.86 | 2,673,963 |
| Qualified XII (0.85) | 78,255.705 | 14.81 | 1,158,967 |
| Qualified XII (0.90) | 6,521.525 | 11.80 | 76,954 |
| Qualified XII (0.95) | 91,363.624 | 14.68 | 1,341,218 |
| Qualified XII (1.00) | 193,880.027 | 14.62 | 2,834,526 |
| Qualified XII (1.05) | 29,915.728 | 14.56 | 435,573 |
| Qualified XII (1.10) | 27,191.724 | 14.50 | 394,280 |
| Qualified XII (1.15) | 26,652.876 | 14.43 | 384,601 |
| Qualified XII (1.20) | 7,734.795 | 14.37 | 111,149 |
| Qualified XII (1.25) | 15,875.681 | 14.31 | 227,181 |
| Qualified XII (1.30) | 5,755.649 | 14.25 | 82,018 |
| Qualified XII (1.35) | 2,330.655 | 14.19 | 33,072 |
| Qualified XII (1.40) | 6,899.504 | 14.12 | 97,421 |
| Qualified XII (1.45) | 1,539.189 | 14.06 | 21,641 |
| Qualified XII (1.50) | 1,862.428 | 14.00 | 26,074 |
| Qualified XV | 8,677.510 | 15.34 | 133,113 |
| Qualified XVI | 33,035.398 | 14.69 | 485,290 |
| Qualified XVII | 6,644.422 | 14.97 | 99,467 |
| Qualified XVIII | 4,480.091 | 15.42 | 69,083 |
| Qualified XXI | 8,503.685 | 15.47 | 131,552 |
| Qualified XXIV | 47,940.381 | 14.71 | 705,203 |
| Qualified XXV | 35,156.835 | 15.29 | 537,548 |
| Qualified XXVI | 2,815.997 | 15.19 | 42,775 |
| Qualified XXVII | 289,347.059 | 8.33 | 2,410,261 |
| Qualified XXXII | 2,875.952 | 11.81 | 33,965 |
| Qualified XXXIV (0.60) | 3,446.815 | 12.09 | 41,672 |
| | 3,036,357.384 | | $ 41,056,511 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Franklin Small-Mid Cap Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP15 | 137.305 | $ | 10.91 | $ | 1,498 |
| ING MAP PLUS NP23 | 261.637 | | 10.87 | | 2,844 |
| ING MAP PLUS NP29 | 6,030.074 | | 10.84 | | 65,366 |
| | 6,429.016 | | | $ | 69,708 |
| | | | | | |
| **Franklin Small Cap Value Securities** | | | | | |
| Currently payable annuity contracts: | | | | $ | 303,235 |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP26 | 17.628 | $ | 12.14 | | 214 |
| ING MAP PLUS NP30 | 42.361 | | 12.11 | | 513 |
| NYSUT 457 | 212,287.753 | | 16.33 | | 3,466,659 |
| Qualified V | 86.330 | | 14.63 | | 1,263 |
| Qualified VI | 1,190,342.692 | | 14.71 | | 17,509,941 |
| Qualified X (1.15) | 34,216.125 | | 14.76 | | 505,030 |
| Qualified X (1.25) | 144,474.167 | | 14.71 | | 2,125,215 |
| Qualified XI | 1,402.694 | | 15.22 | | 21,349 |
| Qualified XII (0.45) | 488.426 | | 15.12 | | 7,385 |
| Qualified XII (0.55) | 32,876.576 | | 15.07 | | 495,450 |
| Qualified XII (0.60) | 36,672.141 | | 15.04 | | 551,549 |
| Qualified XII (0.65) | 21,695.673 | | 15.02 | | 325,869 |
| Qualified XII (0.70) | 95,936.491 | | 14.99 | | 1,438,088 |
| Qualified XII (0.75) | 20,723.463 | | 14.96 | | 310,023 |
| Qualified XII (0.80) | 124,155.957 | | 14.94 | | 1,854,890 |
| Qualified XII (0.85) | 164,023.005 | | 14.91 | | 2,445,583 |
| Qualified XII (0.90) | 4,281.464 | | 14.89 | | 63,751 |
| Qualified XII (0.95) | 113,358.412 | | 14.86 | | 1,684,506 |
| Qualified XII (1.00) | 602,591.846 | | 14.84 | | 8,942,463 |
| Qualified XII (1.05) | 34,478.258 | | 14.81 | | 510,623 |
| Qualified XII (1.10) | 24,913.938 | | 14.78 | | 368,228 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities** | | | |
| **(continued)** | | | |
| Qualified XII (1.15) | 10,292.141 | $ 14.76 | $ 151,912 |
| Qualified XII (1.20) | 2,443.788 | 14.73 | 35,997 |
| Qualified XII (1.25) | 24,928.620 | 14.71 | 366,700 |
| Qualified XII (1.30) | 2,748.569 | 14.68 | 40,349 |
| Qualified XII (1.35) | 445.157 | 14.66 | 6,526 |
| Qualified XII (1.40) | 5,835.338 | 14.63 | 85,371 |
| Qualified XII (1.45) | 2,065.229 | 14.61 | 30,173 |
| Qualified XII (1.50) | 1,131.687 | 14.58 | 16,500 |
| Qualified XV | 4,472.678 | 14.86 | 66,464 |
| Qualified XVI | 22,125.377 | 14.58 | 322,588 |
| Qualified XVII | 4,340.381 | 14.71 | 63,847 |
| Qualified XVIII | 7,755.677 | 14.71 | 114,086 |
| Qualified XXI | 20,825.636 | 14.94 | 311,135 |
| Qualified XXIV | 72,777.934 | 14.91 | 1,085,119 |
| Qualified XXV | 26,961.230 | 14.96 | 403,340 |
| Qualified XXVI | 22,676.092 | 14.89 | 337,647 |
| Qualified XXVIII | 250,383.143 | 14.00 | 3,505,364 |
| Qualified XXXII | 2,781.976 | 12.65 | 35,192 |
| Qualified XXXIII (0.65) | 11,968.058 | 15.09 | 180,598 |
| Qualified XXXIV (0.60) | 2,744.282 | 15.04 | 41,274 |
| | 3,358,768.393 | | $ 50,132,009 |
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 19,476.753 | $ 10.84 | $ 211,128 |
| ING MAP PLUS NP14 | 9,748.336 | 10.82 | 105,477 |
| ING MAP PLUS NP15 | 37,891.035 | 10.82 | 409,981 |
| ING MAP PLUS NP16 | 3,833.210 | 10.81 | 41,437 |
| ING MAP PLUS NP17 | 13,508.789 | 10.81 | 146,030 |
| ING MAP PLUS NP19 | 4,723.704 | 10.80 | 51,016 |
| ING MAP PLUS NP21 | 1,764.041 | 10.79 | 19,034 |
| ING MAP PLUS NP22 | 10,740.167 | 10.78 | 115,779 |
| ING MAP PLUS NP23 | 2,079.592 | 10.78 | 22,418 |
| ING MAP PLUS NP26 | 2,617.194 | 10.76 | 28,161 |
| ING MAP PLUS NP29 | 14,356.465 | 10.75 | 154,332 |
| ING MAP PLUS NP30 | 54.469 | 10.74 | 585 |
| ING MAP PLUS NP7 | 1,384.899 | 10.86 | 15,040 |
| | 122,178.654 | | $ 1,320,418 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,154.209 | $ 10.81 | $ 12,477 |
| Qualified VI | 1,485,898.521 | 10.82 | 16,077,422 |
| Qualified XII (0.45) | 410.120 | 10.87 | 4,458 |
| Qualified XII (0.55) | 12,419.320 | 10.87 | 134,998 |
| Qualified XII (0.60) | 13,838.029 | 10.86 | 150,281 |
| Qualified XII (0.65) | 4,320.350 | 10.86 | 46,919 |
| Qualified XII (0.70) | 66,111.234 | 10.86 | 717,968 |
| Qualified XII (0.75) | 82,378.157 | 10.85 | 893,803 |
| Qualified XII (0.80) | 1,633,839.262 | 10.85 | 17,727,156 |
| Qualified XII (0.85) | 128,792.995 | 10.85 | 1,397,404 |
| Qualified XII (0.90) | 6,068.634 | 10.84 | 65,784 |
| Qualified XII (0.95) | 65,090.037 | 10.84 | 705,576 |
| Qualified XII (1.00) | 1,026,654.479 | 10.83 | 11,118,668 |
| Qualified XII (1.05) | 66,318.375 | 10.83 | 718,228 |
| Qualified XII (1.10) | 39,555.217 | 10.83 | 428,383 |
| Qualified XII (1.15) | 9,196.858 | 10.82 | 99,510 |
| Qualified XII (1.20) | 3,356.008 | 10.82 | 36,312 |
| Qualified XII (1.25) | 29,614.787 | 10.82 | 320,432 |
| Qualified XII (1.30) | 546.716 | 10.81 | 5,910 |
| Qualified XII (1.35) | 54.949 | 10.81 | 594 |
| Qualified XII (1.40) | 4,306.383 | 10.81 | 46,552 |
| Qualified XII (1.45) | 983.334 | 10.80 | 10,620 |
| Qualified XII (1.50) | 476.203 | 10.80 | 5,143 |
| Qualified XVI | 17,915.463 | 10.80 | 193,487 |
| Qualified XVII | 9,088.551 | 10.83 | 98,429 |
| Qualified XXIV | 29,126.840 | 11.14 | 324,473 |
| | 4,737,515.031 | | $ 51,340,987 |
| | | | |
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 1,987.421 | $ 11.05 | $ 21,961 |
| ING MAP PLUS NP19 | 1,293.648 | 11.02 | 14,256 |
| ING MAP PLUS NP21 | 1,179.837 | 11.01 | 12,990 |
| ING MAP PLUS NP26 | 365.423 | 10.99 | 4,016 |
| ING MAP PLUS NP29 | 77.849 | 10.97 | 854 |
| ING MAP PLUS NP7 | 2,662.815 | 11.08 | 29,504 |
| ING MAP PLUS NP9 | 2,380.668 | 11.07 | 26,354 |
| | 9,947.661 | | $ 109,935 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series H** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 596,188.084 | $ 10.49 | $ 6,254,013 |
| Qualified X (1.15) | 44,603.185 | 10.36 | 462,089 |
| Qualified X (1.25) | 123,131.371 | 10.36 | 1,275,641 |
| Qualified XII (0.15) | 11,768.281 | 10.94 | 128,745 |
| Qualified XII (0.30) | 3,361.843 | 10.85 | 36,476 |
| Qualified XII (0.50) | 330.734 | 11.03 | 3,648 |
| Qualified XII (0.80) | 2,626.427 | 10.86 | 28,523 |
| Qualified XII (0.85) | 2,826.994 | 10.78 | 30,475 |
| Qualified XII (0.90) | 1,482.979 | 10.81 | 16,031 |
| Qualified XII (0.95) | 5,487.198 | 10.78 | 59,152 |
| Qualified XII (1.00) | 28,935.721 | 10.75 | 311,059 |
| Qualified XII (1.05) | 48,866.729 | 10.73 | 524,340 |
| Qualified XII (1.10) | 16,156.448 | 10.70 | 172,874 |
| Qualified XII (1.20) | 10,485.822 | 10.65 | 111,674 |
| Qualified XII (1.25) | 146,404.425 | 10.62 | 1,554,815 |
| Qualified XII (1.30) | 1,264.022 | 10.59 | 13,386 |
| Qualified XII (1.35) | 9,442.385 | 10.57 | 99,806 |
| Qualified XII (1.40) | 5,909.678 | 10.54 | 62,288 |
| Qualified XV | 500.657 | 10.65 | 5,332 |
| Qualified XVI | 5,812.270 | 10.35 | 60,157 |
| Qualified XVII | 3,321.735 | 10.49 | 34,845 |
| Qualified XVIII | 47,238.803 | 10.36 | 489,394 |
| Qualified XXI | 1,214.259 | 10.73 | 13,029 |
| Qualified XXV | 297.032 | 10.78 | 3,202 |
| Qualified XXVI | 1,931.373 | 10.71 | 20,685 |
| Qualified XXVII | 153,925.094 | 10.60 | 1,631,606 |
| Qualified XXXII | 9,518.164 | 10.02 | 95,372 |
| | 1,283,031.713 | | $ 13,498,657 |
| | | | |
| **ING GET Fund - Series I** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 376.540 | $ 10.23 | $ 3,852 |
| Qualified X (1.25) | 69,911.535 | 10.23 | 715,195 |
| Qualified XVIII | 2,524.242 | 10.23 | 25,823 |
| Qualified XXXII | 2,548.896 | 9.96 | 25,387 |
| | 75,361.213 | | $ 770,257 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series J** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 23,675.371 | $ 10.11 | $ 239,358 |
| Qualified XVIII | 6,626.410 | 10.11 | 66,993 |
| Qualified XXXII | 4,504.020 | 9.95 | 44,815 |
| | 34,805.801 | | $ 351,166 |
| | | | |
| **ING GET Fund - Series K** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 5,403.363 | $ 10.11 | $ 54,628 |
| Qualified XXVII | 122,897.966 | 10.32 | 1,268,307 |
| Qualified XXXII | 2,636.061 | 9.90 | 26,097 |
| | 130,937.390 | | $ 1,349,032 |
| | | | |
| **ING GET Fund - Series L** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 67,762.512 | $ 10.27 | $ 695,921 |
| | 67,762.512 | | $ 695,921 |
| | | | |
| **ING GET Fund - Series Q** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 364,133.775 | $ 10.57 | $ 3,848,894 |
| | 364,133.775 | | $ 3,848,894 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series S** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 834,098.680 | $ 10.61 | $ 8,849,787 |
| Qualified X (1.15) | 35,466.635 | 10.61 | 376,301 |
| Qualified X (1.25) | 158,296.324 | 10.61 | 1,679,524 |
| Qualified XII (0.15) | 5,819.560 | 10.89 | 63,375 |
| Qualified XII (0.50) | 78,122.426 | 10.88 | 849,972 |
| Qualified XII (0.80) | 5,126.204 | 10.80 | 55,363 |
| Qualified XII (0.85) | 7,952.734 | 10.79 | 85,810 |
| Qualified XII (0.85) | 8,175.903 | 10.79 | 88,218 |
| Qualified XII (0.95) | 11,736.245 | 10.76 | 126,282 |
| Qualified XII (1.00) | 49,275.512 | 10.74 | 529,219 |
| Qualified XII (1.05) | 290,384.716 | 10.73 | 3,115,828 |
| Qualified XII (1.10) | 65,559.944 | 10.71 | 702,147 |
| Qualified XII (1.20) | 8,208.520 | 10.68 | 87,667 |
| Qualified XII (1.25) | 326,573.571 | 10.67 | 3,484,540 |
| Qualified XII (1.30) | 380.113 | 10.66 | 4,052 |
| Qualified XII (1.35) | 8,832.707 | 10.64 | 93,980 |
| Qualified XII (1.40) | 34,019.567 | 10.63 | 361,628 |
| Qualified XII (1.50) | 526.981 | 10.60 | 5,586 |
| Qualified XII (1.55) | 615.392 | 10.59 | 6,517 |
| Qualified XII (1.65) | 127.746 | 10.56 | 1,349 |
| Qualified XV | 390.926 | 10.69 | 4,179 |
| Qualified XVI | 11,953.701 | 10.54 | 125,992 |
| Qualified XVII | 8,895.574 | 10.62 | 94,471 |
| Qualified XVIII | 15,651.978 | 10.62 | 166,224 |
| Qualified XXI | 174.371 | 10.73 | 1,871 |
| Qualified XXIV | 2,544.310 | 10.72 | 27,275 |
| Qualified XXV | 559.963 | 10.79 | 6,042 |
| Qualified XXVII | 276,332.303 | 10.68 | 2,951,229 |
| Qualified XXXII | 1,379.863 | 10.18 | 14,047 |
| | 2,247,182.469 | | $ 23,958,475 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced** | | | |
| Currently payable annuity contracts: | | | $ 27,818,977 |
| Contracts in accumulation period: | | | |
| Qualified I | 29,769.099 | $ 33.72 | 1,003,814 |
| Qualified V | 554.958 | 25.11 | 13,935 |
| Qualified VI | 11,915,420.991 | 25.44 | 303,128,310 |
| Qualified VII | 165,157.306 | 24.57 | 4,057,915 |
| Qualified VIII | 3,937.103 | 23.61 | 92,955 |
| Qualified IX | 1,699.264 | 24.46 | 41,564 |
| Qualified X (1.15) | 178,408.667 | 25.73 | 4,590,455 |
| Qualified X (1.25) | 2,436,695.794 | 25.44 | 61,989,541 |
| Qualified XII (0.00) | 81,056.849 | 11.68 | 946,744 |
| Qualified XII (0.05) | 108,461.752 | 26.59 | 2,883,998 |
| Qualified XII (0.25) | 1,049,384.036 | 13.28 | 13,935,820 |
| Qualified XII (0.30) | 389,944.487 | 13.24 | 5,162,865 |
| Qualified XII (0.40) | 174,003.388 | 18.89 | 3,286,924 |
| Qualified XII (0.45) | 113,110.297 | 13.11 | 1,482,876 |
| Qualified XII (0.55) | 166,906.451 | 13.02 | 2,173,122 |
| Qualified XII (0.60) | 839,644.453 | 12.98 | 10,898,585 |
| Qualified XII (0.65) | 82,473.030 | 12.94 | 1,067,201 |
| Qualified XII (0.70) | 958,541.350 | 12.89 | 12,355,598 |
| Qualified XII (0.75) | 822,427.082 | 12.85 | 10,568,188 |
| Qualified XII (0.80) | 2,530,872.202 | 13.67 | 34,597,023 |
| Qualified XII (0.85) | 1,211,756.213 | 18.43 | 22,332,667 |
| Qualified XII (0.90) | 30,371.439 | 13.34 | 405,155 |
| Qualified XII (0.95) | 349,405.364 | 18.27 | 6,383,636 |
| Qualified XII (1.00) | 3,044,880.209 | 18.19 | 55,386,371 |
| Qualified XII (1.05) | 219,419.602 | 18.11 | 3,973,689 |
| Qualified XII (1.10) | 266,424.015 | 18.03 | 4,803,625 |
| Qualified XII (1.15) | 156,015.655 | 17.95 | 2,800,481 |
| Qualified XII (1.20) | 34,210.403 | 17.88 | 611,682 |
| Qualified XII (1.25) | 97,061.348 | 17.80 | 1,727,692 |
| Qualified XII (1.30) | 2,785.497 | 17.72 | 49,359 |
| Qualified XII (1.35) | 4,330.538 | 17.65 | 76,434 |
| Qualified XII (1.40) | 27,060.387 | 17.57 | 475,451 |
| Qualified XII (1.45) | 1,709.028 | 17.50 | 29,908 |
| Qualified XII (1.50) | 2,449.139 | 17.42 | 42,664 |
| Qualified XV | 56,053.339 | 26.06 | 1,460,750 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced (continued)** | | | |
| Qualified XVI | 270,501.844 | $ 24.95 | $ 6,749,021 |
| Qualified XVII | 182,701.812 | 25.93 | 4,737,458 |
| Qualified XVIII | 290,470.228 | 25.93 | 7,531,893 |
| Qualified XIX | 13,512.282 | 34.36 | 464,282 |
| Qualified XX | 50,974.559 | 34.04 | 1,735,174 |
| Qualified XXI | 81,456.888 | 26.28 | 2,140,687 |
| Qualified XXIV | 329,121.202 | 18.30 | 6,022,918 |
| Qualified XXV | 198,331.357 | 26.15 | 5,186,365 |
| Qualified XXVI | 20,568.514 | 25.98 | 534,370 |
| Qualified XXVII | 1,212,176.007 | 33.76 | 40,923,062 |
| Qualified XXVIII | 126,464.171 | 33.66 | 4,256,784 |
| Qualified XXIX | 776.175 | 33.41 | 25,932 |
| Qualified XXX | 90,351.225 | 33.07 | 2,987,915 |
| Qualified XXXII | 497,214.570 | 11.05 | 5,494,221 |
| Qualified XXXIII (0.65) | 776.375 | 11.64 | 9,037 |
| Qualified XXXIV (0.60) | 53,349.923 | 12.98 | 692,482 |
| | 30,971,147.867 | | $ 692,147,575 |
| | | | |
| **ING VP Emerging Markets** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 716,974.433 | $ 10.13 | $ 7,262,951 |
| Qualified XXVIII | 321,431.089 | 10.10 | 3,246,454 |
| | 1,038,405.522 | | $ 10,509,405 |
| | | | |
| **ING VP Intermediate Bond** | | | |
| Currently payable annuity contracts: | | | $ 5,741,761 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,029.155 | $ 10.29 | 10,590 |
| ING MAP PLUS NP15 | 8,232.717 | 10.27 | 84,550 |
| ING MAP PLUS NP17 | 1,500.000 | 10.26 | 15,390 |
| ING MAP PLUS NP27 | 41.096 | 10.22 | 420 |
| ING MAP PLUS NP29 | 2,018.217 | 10.21 | 20,606 |
| ING MAP PLUS NP7 | 3,382.347 | 10.31 | 34,872 |
| Qualified I | 8,904.915 | 73.85 | 657,628 |
| Qualified V | 331.450 | 18.76 | 6,218 |
| Qualified VI | 8,524,984.533 | 18.75 | 159,843,460 |
| Qualified VII | 103,209.190 | 17.41 | 1,796,872 |
| Qualified VIII | 12,736.580 | 17.25 | 219,706 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond (continued)** | | | |
| Qualified IX | 644.710 | $ 17.96 | $ 11,579 |
| Qualified X (1.15) | 154,322.837 | 18.96 | 2,925,961 |
| Qualified X (1.25) | 1,303,622.986 | 18.75 | 24,442,931 |
| Qualified XII (0.00) | 83,757.412 | 12.21 | 1,022,678 |
| Qualified XII (0.05) | 43,381.317 | 19.59 | 849,840 |
| Qualified XII (0.25) | 351,224.343 | 14.83 | 5,208,657 |
| Qualified XII (0.30) | 201,253.518 | 14.78 | 2,974,527 |
| Qualified XII (0.45) | 172,293.921 | 14.64 | 2,522,383 |
| Qualified XII (0.55) | 80,640.027 | 14.54 | 1,172,506 |
| Qualified XII (0.60) | 389,306.142 | 14.49 | 5,641,046 |
| Qualified XII (0.65) | 139,709.412 | 14.45 | 2,018,801 |
| Qualified XII (0.70) | 536,524.722 | 14.40 | 7,725,956 |
| Qualified XII (0.75) | 563,725.296 | 14.35 | 8,089,458 |
| Qualified XII (0.80) | 1,137,508.270 | 14.51 | 16,505,245 |
| Qualified XII (0.85) | 1,003,279.379 | 16.44 | 16,493,913 |
| Qualified XII (0.90) | 35,058.350 | 14.43 | 505,892 |
| Qualified XII (0.95) | 526,518.895 | 16.30 | 8,582,258 |
| Qualified XII (1.00) | 2,467,063.894 | 16.23 | 40,040,447 |
| Qualified XII (1.05) | 259,919.740 | 16.16 | 4,200,303 |
| Qualified XII (1.10) | 147,950.590 | 16.09 | 2,380,525 |
| Qualified XII (1.15) | 65,146.005 | 16.02 | 1,043,639 |
| Qualified XII (1.20) | 48,087.712 | 15.95 | 766,999 |
| Qualified XII (1.25) | 63,862.909 | 15.88 | 1,014,143 |
| Qualified XII (1.30) | 8,586.401 | 15.81 | 135,751 |
| Qualified XII (1.35) | 11,955.273 | 15.74 | 188,176 |
| Qualified XII (1.40) | 36,295.086 | 15.67 | 568,744 |
| Qualified XII (1.45) | 5,026.457 | 15.61 | 78,463 |
| Qualified XII (1.50) | 8,668.919 | 15.54 | 134,715 |
| Qualified XV | 20,001.667 | 19.20 | 384,032 |
| Qualified XVI | 182,277.923 | 18.39 | 3,352,091 |
| Qualified XVII | 202,445.358 | 18.96 | 3,838,364 |
| Qualified XVIII | 331,474.420 | 18.96 | 6,284,755 |
| Qualified XIX | 2,028.246 | 74.70 | 151,510 |
| Qualified XX | 9,414.064 | 73.52 | 692,122 |
| Qualified XXI | 29,874.600 | 19.37 | 578,671 |
| Qualified XXIV | 178,080.883 | 16.32 | 2,906,280 |
| Qualified XXV | 93,173.586 | 19.27 | 1,795,455 |
| Qualified XXVI | 31,228.407 | 19.15 | 598,024 |
| Qualified XXVII | 623,552.661 | 73.47 | 45,812,414 |
| Qualified XXVIII | 167,294.675 | 73.24 | 12,252,662 |
| Qualified XXIX | 1,321.984 | 72.69 | 96,095 |
| Qualified XXX | 18,456.351 | 71.96 | 1,328,119 |
| Qualified XXXII | 135,976.323 | 10.39 | 1,412,794 |
| Qualified XXXIII (0.65) | 957.401 | 12.16 | 11,642 |
| Qualified XXXIV (0.60) | 39,466.252 | 14.49 | 571,866 |
| | 20,578,729.524 | | $ 407,744,505 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market** | | | |
| Currently payable annuity contracts: | | | $ 589,297 |
| Contracts in accumulation period: | | | |
| Qualified I | 4,406.374 | $ 48.79 | 214,987 |
| Qualified V | 5,685.965 | 13.68 | 77,784 |
| Qualified VI | 4,663,196.115 | 13.90 | 64,818,426 |
| Qualified VII | 140,462.338 | 13.86 | 1,946,808 |
| Qualified VIII | 3,497.459 | 13.38 | 46,796 |
| Qualified IX | 1,133.143 | 14.00 | 15,864 |
| Qualified X (1.15) | 122,425.818 | 14.06 | 1,721,307 |
| Qualified X (1.25) | 1,060,820.000 | 13.90 | 14,745,398 |
| Qualified XII (0.00) | 14,919.981 | 10.41 | 155,317 |
| Qualified XII (0.05) | 28,735.926 | 14.53 | 417,533 |
| Qualified XII (0.25) | 405,782.502 | 12.23 | 4,962,720 |
| Qualified XII (0.30) | 145,180.558 | 12.19 | 1,769,751 |
| Qualified XII (0.45) | 99,433.057 | 12.07 | 1,200,157 |
| Qualified XII (0.55) | 161,940.033 | 11.99 | 1,941,661 |
| Qualified XII (0.60) | 89,012.803 | 11.95 | 1,063,703 |
| Qualified XII (0.65) | 127,471.369 | 11.91 | 1,518,184 |
| Qualified XII (0.70) | 729,217.677 | 11.88 | 8,663,106 |
| Qualified XII (0.75) | 629,605.321 | 11.84 | 7,454,527 |
| Qualified XII (0.80) | 1,281,038.410 | 11.95 | 15,308,409 |
| Qualified XII (0.85) | 556,901.631 | 12.87 | 7,167,324 |
| Qualified XII (0.90) | 26,477.702 | 11.84 | 313,496 |
| Qualified XII (0.95) | 410,423.433 | 12.76 | 5,237,003 |
| Qualified XII (1.00) | 1,795,249.370 | 12.70 | 22,799,667 |
| Qualified XII (1.05) | 265,396.363 | 12.65 | 3,357,264 |
| Qualified XII (1.10) | 206,605.084 | 12.59 | 2,601,158 |
| Qualified XII (1.15) | 103,758.852 | 12.54 | 1,301,136 |
| Qualified XII (1.20) | 48,216.266 | 12.48 | 601,739 |
| Qualified XII (1.25) | 130,565.406 | 12.43 | 1,622,928 |
| Qualified XII (1.30) | 20,306.786 | 12.38 | 251,398 |
| Qualified XII (1.35) | 19,620.373 | 12.32 | 241,723 |
| Qualified XII (1.40) | 45,730.317 | 12.27 | 561,111 |
| Qualified XII (1.45) | 8,447.545 | 12.22 | 103,229 |
| Qualified XII (1.50) | 11,323.766 | 12.16 | 137,697 |
| Qualified XV | 5,127.669 | 14.24 | 73,018 |
| Qualified XVI | 114,605.499 | 13.64 | 1,563,219 |
| Qualified XVII | 206,474.892 | 13.90 | 2,870,001 |
| Qualified XVIII | 355,704.748 | 13.90 | 4,944,296 |
| Qualified XIX | 1,744.661 | 48.79 | 85,122 |
| Qualified XX | 17,746.931 | 47.90 | 850,078 |
| Qualified XXI | 32,436.978 | 14.36 | 465,795 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market (continued)** | | | |
| Qualified XXIV | 139,078.326 | $ 12.78 | $ 1,777,421 |
| Qualified XXV | 49,009.027 | 14.29 | 700,339 |
| Qualified XXVI | 39,609.719 | 14.20 | 562,458 |
| Qualified XXVII | 384,114.659 | 50.07 | 19,232,621 |
| Qualified XXVIII | 162,901.873 | 49.11 | 8,000,111 |
| Qualified XXIX | 1,059.750 | 47.90 | 50,762 |
| Qualified XXX | 5,702.721 | 47.41 | 270,366 |
| Qualified XXXII | 43,671.743 | 9.98 | 435,844 |
| Qualified XXXIII (0.65) | 1,243.726 | 10.36 | 12,885 |
| Qualified XXXIV (0.60) | 10,830.209 | 11.95 | 129,421 |
| | 14,934,050.874 | | $ 216,952,365 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Natural Resources** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 13.242 | $ 19.03 | $ 252 |
| Qualified VI | 409,377.712 | 18.71 | 7,659,457 |
| Qualified VIII | 1,078.470 | 16.21 | 17,482 |
| Qualified XII (0.05) | 854.936 | 19.55 | 16,714 |
| Qualified XII (0.15) | 2,849.930 | 14.36 | 40,925 |
| Qualified XII (0.25) | 43,485.197 | 12.43 | 540,521 |
| Qualified XII (0.45) | 9,203.667 | 12.27 | 112,929 |
| Qualified XII (0.55) | 4,652.174 | 12.19 | 56,710 |
| Qualified XII (0.60) | 23,480.990 | 14.15 | 332,256 |
| Qualified XII (0.65) | 138.398 | 12.11 | 1,676 |
| Qualified XII (0.70) | 57,544.159 | 12.07 | 694,558 |
| Qualified XII (0.75) | 28,002.078 | 12.03 | 336,865 |
| Qualified XII (0.80) | 118,516.095 | 13.11 | 1,553,746 |
| Qualified XII (0.85) | 39,847.129 | 14.98 | 596,910 |
| Qualified XII (0.90) | 1,051.573 | 13.03 | 13,702 |
| Qualified XII (0.95) | 20,992.727 | 14.85 | 311,742 |
| Qualified XII (1.00) | 99,144.557 | 14.79 | 1,466,348 |
| Qualified XII (1.05) | 9,988.926 | 14.72 | 147,037 |
| Qualified XII (1.10) | 9,792.565 | 14.66 | 143,559 |
| Qualified XII (1.15) | 4,217.946 | 14.60 | 61,582 |
| Qualified XII (1.20) | 378.114 | 14.53 | 5,494 |
| Qualified XII (1.25) | 1,532.343 | 14.47 | 22,173 |
| Qualified XII (1.30) | 537.335 | 14.41 | 7,743 |
| Qualified XII (1.35) | 152.822 | 14.35 | 2,193 |
| Qualified XII (1.40) | 1,128.481 | 14.29 | 16,126 |
| Qualified XII (1.45) | 17.862 | 14.22 | 254 |
| Qualified XV | 5,379.437 | 19.16 | 103,070 |
| Qualified XVI | 6,012.861 | 18.35 | 110,336 |
| Qualified XVII | 1,132.710 | 18.71 | 21,193 |
| Qualified XXI | 1,589.654 | 19.33 | 30,728 |
| Qualified XXIV | 12,758.132 | 14.88 | 189,841 |
| Qualified XXV | 4,019.604 | 19.18 | 77,096 |
| Qualified XXVI | 617.325 | 18.99 | 11,723 |
| Qualified XXVII | 274,150.285 | 17.52 | 4,803,113 |
| Qualified XXVIII | 72,781.282 | 17.47 | 1,271,489 |
| Qualified XXXIV (0.60) | 847.915 | 14.15 | 11,998 |
| | 1,267,268.633 | | $ 20,789,541 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 76,582.192 | $ 11.68 | $ 894,480 |
| Qualified X (1.25) | 2,771.476 | 12.13 | 33,618 |
| Qualified XII (0.70) | 1,272.635 | 11.73 | 14,928 |
| Qualified XII (0.80) | 543.516 | 11.72 | 6,370 |
| Qualified XII (0.85) | 3,998.207 | 11.71 | 46,819 |
| Qualified XII (0.95) | 6,606.405 | 11.71 | 77,361 |
| Qualified XII (1.00) | 25,373.334 | 11.70 | 296,868 |
| Qualified XII (1.05) | 1,199.145 | 11.70 | 14,030 |
| Qualified XII (1.10) | 980.838 | 11.69 | 11,466 |
| Qualified XII (1.15) | 520.958 | 11.69 | 6,090 |
| Qualified XII (1.25) | 529.195 | 11.68 | 6,181 |
| Qualified XII (1.40) | 16.795 | 11.67 | 196 |
| Qualified XII (1.50) | 401.973 | 11.66 | 4,687 |
| Qualified XVI | 737.907 | 11.66 | 8,604 |
| Qualified XXIV | 512.714 | 12.27 | 6,291 |
| | 122,047.290 | | $ 1,427,989 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **ING MFS Total Return** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 45.572 | $ 10.84 | $ 494 |
| Qualified V | 230.259 | 12.36 | 2,846 |
| Qualified VI | 1,155,822.696 | 12.91 | 14,921,671 |
| Qualified X (1.25) | 6,617.834 | 10.99 | 72,730 |
| Qualified XII (0.55) | 16,879.925 | 13.30 | 224,503 |
| Qualified XII (0.60) | 11,788.036 | 13.29 | 156,663 |
| Qualified XII (0.65) | 4,965.060 | 13.28 | 65,936 |
| Qualified XII (0.70) | 30,503.542 | 13.27 | 404,782 |
| Qualified XII (0.75) | 6,295.928 | 13.26 | 83,484 |
| Qualified XII (0.80) | 130,323.432 | 13.23 | 1,724,179 |
| Qualified XII (0.85) | 24,847.728 | 13.20 | 327,990 |
| Qualified XII (0.90) | 1,006.894 | 13.20 | 13,291 |
| Qualified XII (0.95) | 72,199.469 | 13.18 | 951,589 |
| Qualified XII (1.00) | 570,444.799 | 13.17 | 7,512,758 |
| Qualified XII (1.05) | 19,754.408 | 13.16 | 259,968 |
| Qualified XII (1.10) | 61,817.871 | 13.15 | 812,905 |
| Qualified XII (1.15) | 17,416.439 | 13.14 | 228,852 |
| Qualified XII (1.20) | 2,098.934 | 13.13 | 27,559 |
| Qualified XII (1.25) | 31,170.960 | 13.12 | 408,963 |
| Qualified XII (1.30) | 1,367.506 | 13.11 | 17,928 |
| Qualified XII (1.35) | 778.550 | 13.10 | 10,199 |
| Qualified XII (1.40) | 13,580.596 | 13.09 | 177,770 |
| Qualified XII (1.45) | 1,515.749 | 13.08 | 19,826 |
| Qualified XII (1.50) | 1,031.752 | 13.07 | 13,485 |
| Qualified XV | 560.723 | 12.45 | 6,981 |
| Qualified XVI | 15,704.125 | 12.85 | 201,798 |
| Qualified XVII | 9,261.663 | 12.39 | 114,752 |
| Qualified XXI | 802.724 | 12.48 | 10,018 |
| Qualified XXIV | 16,526.543 | 12.47 | 206,086 |
| Qualified XXV | 8,552.922 | 12.49 | 106,826 |
| Qualified XXVI | 1,126.966 | 12.46 | 14,042 |
| Qualified XXXIV (0.60) | 1,393.830 | 13.29 | 18,524 |
| | 2,236,433.435 | | $ 29,119,398 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,790.553 | $ 11.22 | $ 20,090 |
| ING MAP PLUS NP29 | 10,077.987 | 11.13 | 112,168 |
| ING MAP PLUS NP30 | 122.013 | 11.13 | 1,358 |
| ING MAP PLUS NP9 | 1,884.149 | 11.23 | 21,159 |
| Qualified V | 4,057.184 | 13.78 | 55,908 |
| Qualified VI | 548,366.576 | 14.69 | 8,055,505 |
| Qualified VIII | 341.275 | 13.81 | 4,713 |
| Qualified X (1.25) | 2,212.875 | 11.34 | 25,094 |
| Qualified XII (0.55) | 6,154.808 | 14.87 | 91,522 |
| Qualified XII (0.60) | 3,666.420 | 14.86 | 54,483 |
| Qualified XII (0.65) | 5,454.680 | 14.85 | 81,002 |
| Qualified XII (0.70) | 28,421.631 | 14.84 | 421,777 |
| Qualified XII (0.75) | 5,925.759 | 14.83 | 87,879 |
| Qualified XII (0.80) | 34,585.125 | 14.79 | 511,514 |
| Qualified XII (0.85) | 49,270.664 | 14.76 | 727,235 |
| Qualified XII (0.90) | 733.852 | 14.77 | 10,839 |
| Qualified XII (0.95) | 47,173.202 | 14.74 | 695,333 |
| Qualified XII (1.00) | 1,217,761.643 | 14.73 | 17,937,629 |
| Qualified XII (1.05) | 12,972.691 | 14.72 | 190,958 |
| Qualified XII (1.10) | 14,048.504 | 14.70 | 206,513 |
| Qualified XII (1.15) | 8,439.074 | 14.69 | 123,970 |
| Qualified XII (1.20) | 370.504 | 14.68 | 5,439 |
| Qualified XII (1.25) | 5,534.220 | 14.67 | 81,187 |
| Qualified XII (1.35) | 78.088 | 14.65 | 1,144 |
| Qualified XII (1.40) | 5,057.582 | 14.64 | 74,043 |
| Qualified XII (1.45) | 23.992 | 14.63 | 351 |
| Qualified XII (1.50) | 206.224 | 14.62 | 3,015 |
| Qualified XV | 1,687.608 | 13.88 | 23,424 |
| Qualified XVI | 8,750.102 | 14.63 | 128,014 |
| Qualified XVII | 10,505.720 | 13.81 | 145,084 |
| Qualified XXI | 1,827.227 | 13.92 | 25,435 |
| Qualified XXIV | 2,485.827 | 13.90 | 34,553 |
| Qualified XXV | 8,540.703 | 13.93 | 118,972 |
| Qualified XXVI | 2,336.285 | 13.89 | 32,451 |
| Qualified XXXIV (0.60) | 883.378 | 14.86 | 13,127 |
| | 2,051,748.125 | | $ 30,122,888 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Aeltus Enhanced Index** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 97,566.115 | $ 8.47 | $ 826,385 |
| Qualified X (1.15) | 2,586.103 | 11.01 | 28,473 |
| Qualified X (1.25) | 5,884.372 | 10.43 | 61,374 |
| Qualified XII (0.60) | 1,766.359 | 8.65 | 15,279 |
| Qualified XII (0.65) | 585.399 | 8.63 | 5,052 |
| Qualified XII (0.70) | 197.680 | 8.62 | 1,704 |
| Qualified XII (0.75) | 19.047 | 8.61 | 164 |
| Qualified XII (0.80) | 13,763.679 | 8.59 | 118,230 |
| Qualified XII (0.85) | 892.658 | 8.58 | 7,659 |
| Qualified XII (0.90) | 34.889 | 8.57 | 299 |
| Qualified XII (0.95) | 5,687.251 | 8.55 | 48,626 |
| Qualified XII (1.00) | 31,147.658 | 8.54 | 266,001 |
| Qualified XII (1.05) | 3,990.973 | 8.53 | 34,043 |
| Qualified XII (1.10) | 5,466.628 | 8.51 | 46,521 |
| Qualified XII (1.15) | 80.942 | 8.50 | 688 |
| Qualified XII (1.20) | 884.335 | 8.49 | 7,508 |
| Qualified XII (1.25) | 1,349.823 | 8.47 | 11,433 |
| Qualified XII (1.30) | 269.977 | 8.46 | 2,284 |
| Qualified XII (1.35) | 2,380.474 | 8.45 | 20,115 |
| Qualified XII (1.40) | 876.038 | 8.43 | 7,385 |
| Qualified XII (1.50) | 91.558 | 8.41 | 770 |
| Qualified XVI | 347.562 | 8.41 | 2,923 |
| Qualified XVII | 793.034 | 8.47 | 6,717 |
| Qualified XXI | 12.107 | 8.59 | 104 |
| Qualified XXIV | 844.988 | 8.58 | 7,250 |
| Qualified XXV | 1,050.987 | 8.61 | 9,049 |
| | 178,570.636 | | $ 1,536,036 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Select** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 109,784.288 | $ 8.91 | $ 978,178 |
| Qualified X (1.15) | 2,227.537 | 9.95 | 22,164 |
| Qualified X (1.25) | 17,368.511 | 9.40 | 163,264 |
| Qualified XII (0.55) | 3,224.589 | 9.11 | 29,376 |
| Qualified XII (0.60) | 4,051.318 | 9.10 | 36,867 |
| Qualified XII (0.65) | 2,913.766 | 9.08 | 26,457 |
| Qualified XII (0.70) | 9,089.636 | 9.07 | 82,443 |
| Qualified XII (0.75) | 852.596 | 9.05 | 7,716 |
| Qualified XII (0.80) | 7,263.164 | 9.04 | 65,659 |
| Qualified XII (0.85) | 8,849.280 | 9.03 | 79,909 |
| Qualified XII (0.90) | 44.507 | 9.01 | 401 |
| Qualified XII (0.95) | 9,414.667 | 9.00 | 84,732 |
| Qualified XII (1.00) | 31,058.686 | 8.98 | 278,907 |
| Qualified XII (1.05) | 4,575.251 | 8.97 | 41,040 |
| Qualified XII (1.10) | 1,750.838 | 8.95 | 15,670 |
| Qualified XII (1.15) | 1,982.886 | 8.94 | 17,727 |
| Qualified XII (1.20) | 453.415 | 8.93 | 4,049 |
| Qualified XII (1.25) | 4,812.570 | 8.91 | 42,880 |
| Qualified XII (1.35) | 191.554 | 8.88 | 1,701 |
| Qualified XII (1.40) | 677.903 | 8.87 | 6,013 |
| Qualified XII (1.45) | 23.024 | 8.86 | 204 |
| Qualified XII (1.50) | 166.515 | 8.84 | 1,472 |
| Qualified XV | 786.778 | 9.00 | 7,081 |
| Qualified XVI | 2,689.140 | 8.84 | 23,772 |
| Qualified XXI | 2,195.244 | 9.04 | 19,845 |
| Qualified XXIV | 1,850.776 | 9.02 | 16,694 |
| Qualified XXV | 840.773 | 9.05 | 7,609 |
| Qualified XXVI | 108.658 | 9.01 | 979 |
| Qualified XXXIII (0.40) | 777.149 | 9.19 | 7,142 |
| Qualified XXXIV (0.60) | 22.198 | 9.10 | 202 |
| | 230,047.217 | | $ 2,070,153 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small Cap Value** | | | |
| Currently payable annuity contracts: | | | $ 41,331 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP29 | 4,406.100 | $ 11.64 | 51,287 |
| ING MAP PLUS NP9 | 4,741.397 | 11.74 | 55,664 |
| Qualified V | 5,191.085 | 12.90 | 66,965 |
| Qualified VI | 546,581.327 | 12.96 | 7,083,694 |
| Qualified X (1.15) | 20,704.696 | 12.99 | 268,954 |
| Qualified X (1.25) | 67,909.027 | 12.96 | 880,101 |
| Qualified XII (0.05) | 15,868.353 | 13.24 | 210,097 |
| Qualified XII (0.30) | 17,095.410 | 13.29 | 227,198 |
| Qualified XII (0.45) | 831.420 | 13.24 | 11,008 |
| Qualified XII (0.55) | 2,258.895 | 13.21 | 29,840 |
| Qualified XII (0.60) | 4,112.586 | 13.19 | 54,245 |
| Qualified XII (0.65) | 3,960.288 | 13.17 | 52,157 |
| Qualified XII (0.70) | 25,834.525 | 13.15 | 339,724 |
| Qualified XII (0.75) | 3,892.536 | 13.13 | 51,109 |
| Qualified XII (0.80) | 48,531.631 | 13.12 | 636,735 |
| Qualified XII (0.85) | 45,338.932 | 13.10 | 593,940 |
| Qualified XII (0.90) | 2,817.049 | 13.08 | 36,847 |
| Qualified XII (0.95) | 35,544.793 | 13.06 | 464,215 |
| Qualified XII (1.00) | 1,020,331.571 | 13.05 | 13,315,327 |
| Qualified XII (1.05) | 7,977.820 | 13.03 | 103,951 |
| Qualified XII (1.10) | 8,794.005 | 13.01 | 114,410 |
| Qualified XII (1.15) | 7,598.999 | 12.99 | 98,711 |
| Qualified XII (1.20) | 570.955 | 12.98 | 7,411 |
| Qualified XII (1.25) | 6,473.611 | 12.96 | 83,898 |
| Qualified XII (1.35) | 1,120.573 | 12.93 | 14,489 |
| Qualified XII (1.40) | 6,038.497 | 12.91 | 77,957 |
| Qualified XII (1.45) | 209.930 | 12.89 | 2,706 |
| Qualified XII (1.50) | 45.843 | 12.87 | 590 |
| Qualified XV | 615.544 | 13.06 | 8,039 |
| Qualified XVI | 14,510.334 | 12.87 | 186,748 |
| Qualified XVII | 4,014.892 | 12.96 | 52,033 |
| Qualified XVIII | 1,526.130 | 13.05 | 19,916 |
| Qualified XXI | 3,944.131 | 13.12 | 51,747 |
| Qualified XXIV | 10,577.634 | 13.10 | 138,567 |
| Qualified XXV | 7,022.696 | 13.13 | 92,208 |
| Qualified XXVI | 946.942 | 13.08 | 12,386 |
| Qualified XXXII | 681.693 | 12.29 | 8,378 |
| Qualified XXXIV (0.60) | 2,423.957 | 13.19 | 31,972 |
| | 1,961,045.807 | | $ 25,576,555 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth** | | | |
| Currently payable annuity contracts: | | | $ 112,360 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,247.947 | $ 12.18 | 15,200 |
| ING MAP PLUS NP29 | 3,653.179 | 12.11 | 44,240 |
| ING MAP PLUS NP30 | 19.835 | 12.10 | 240 |
| NYSUT 457 | 391,073.046 | 16.51 | 6,456,616 |
| Qualified V | 4,785.417 | 14.40 | 68,910 |
| Qualified VI | 1,308,858.535 | 14.47 | 18,939,183 |
| Qualified X (1.15) | 13,196.485 | 14.51 | 191,481 |
| Qualified X (1.25) | 94,897.167 | 14.47 | 1,373,162 |
| Qualified XII (0.05) | 19,456.157 | 14.78 | 287,562 |
| Qualified XII (0.30) | 16,321.361 | 14.84 | 242,209 |
| Qualified XII (0.45) | 8.187 | 14.78 | 121 |
| Qualified XII (0.55) | 5,640.095 | 14.74 | 83,135 |
| Qualified XII (0.60) | 16,443.682 | 14.72 | 242,051 |
| Qualified XII (0.65) | 17,254.354 | 14.70 | 253,639 |
| Qualified XII (0.70) | 20,156.130 | 14.68 | 295,892 |
| Qualified XII (0.75) | 11,692.701 | 14.66 | 171,415 |
| Qualified XII (0.80) | 379,717.008 | 14.64 | 5,559,057 |
| Qualified XII (0.85) | 36,449.727 | 14.62 | 532,895 |
| Qualified XII (0.90) | 3,585.890 | 14.60 | 52,354 |
| Qualified XII (0.95) | 56,330.384 | 14.58 | 821,297 |
| Qualified XII (1.00) | 1,200,899.657 | 14.56 | 17,485,099 |
| Qualified XII (1.05) | 12,763.549 | 14.54 | 185,582 |
| Qualified XII (1.10) | 15,391.942 | 14.52 | 223,491 |
| Qualified XII (1.15) | 16,630.531 | 14.51 | 241,309 |
| Qualified XII (1.20) | 1,809.455 | 14.49 | 26,219 |
| Qualified XII (1.25) | 15,183.552 | 14.47 | 219,706 |
| Qualified XII (1.30) | 1,536.817 | 14.45 | 22,207 |
| Qualified XII (1.35) | 6,600.000 | 14.43 | 95,238 |
| Qualified XII (1.40) | 4,658.987 | 14.41 | 67,136 |
| Qualified XII (1.45) | 1,716.539 | 14.39 | 24,701 |
| Qualified XII (1.50) | 1,075.018 | 14.37 | 15,448 |
| Qualified XV | 2,375.994 | 14.58 | 34,642 |
| Qualified XVI | 28,781.907 | 14.37 | 413,596 |
| Qualified XVII | 2,516.586 | 14.47 | 36,415 |
| Qualified XVIII | 723.352 | 14.56 | 10,532 |
| Qualified XXI | 15,657.855 | 14.64 | 229,231 |
| Qualified XXIV | 189,904.378 | 14.62 | 2,776,402 |
| Qualified XXV | 15,872.442 | 14.66 | 232,690 |
| Qualified XXVI | 8,430.548 | 14.60 | 123,086 |
| Qualified XXXII | 1,146.404 | 12.93 | 14,823 |
| Qualified XXXIII (0.40) | 3,429.986 | 14.84 | 50,901 |
| Qualified XXXIV (0.60) | 3,080.775 | 14.72 | 45,349 |
| | 3,950,973.561 | | $ 58,316,822 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Goldman Sachs® Capital Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 47,392.891 | $ 10.83 | $ 513,265 |
| Qualified X (1.15) | 3,504.258 | 10.57 | 37,040 |
| Qualified X (1.25) | 16,860.542 | 9.96 | 167,931 |
| Qualified XII (0.60) | 5,979.294 | 11.06 | 66,131 |
| Qualified XII (0.65) | 1,440.671 | 11.04 | 15,905 |
| Qualified XII (0.70) | 10,311.978 | 11.02 | 113,638 |
| Qualified XII (0.75) | 502.272 | 11.00 | 5,525 |
| Qualified XII (0.80) | 9,063.785 | 10.99 | 99,611 |
| Qualified XII (0.85) | 4,079.945 | 10.97 | 44,757 |
| Qualified XII (0.90) | 3,065.479 | 10.95 | 33,567 |
| Qualified XII (0.95) | 2,307.686 | 10.93 | 25,223 |
| Qualified XII (1.00) | 13,111.996 | 10.92 | 143,183 |
| Qualified XII (1.05) | 473.395 | 10.90 | 5,160 |
| Qualified XII (1.10) | 4,113.419 | 10.88 | 44,754 |
| Qualified XII (1.15) | 517.939 | 10.87 | 5,630 |
| Qualified XII (1.20) | 61.475 | 10.85 | 667 |
| Qualified XII (1.25) | 1,405.540 | 10.83 | 15,222 |
| Qualified XII (1.35) | 746.945 | 10.80 | 8,067 |
| Qualified XII (1.40) | 840.353 | 10.78 | 9,059 |
| Qualified XII (1.45) | 735.966 | 10.76 | 7,919 |
| Qualified XII (1.50) | 774.418 | 10.75 | 8,325 |
| Qualified XV | 686.825 | 10.93 | 7,507 |
| Qualified XVI | 1,521.581 | 10.75 | 16,357 |
| Qualified XXI | 2,245.314 | 10.99 | 24,676 |
| Qualified XXIV | 2,791.515 | 10.96 | 30,595 |
| Qualified XXV | 3,494.000 | 11.00 | 38,434 |
| Qualified XXXIV (0.60) | 170.615 | 11.06 | 1,887 |
| | 138,200.097 | | $ 1,490,035 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan International** | | | |
| Currently payable annuity contracts: | | | $ 168,658 |
| Contracts in accumulation period: | | | |
| Qualified V | 206.729 | $ 21.25 | 4,393 |
| Qualified VI | 1,943,759.127 | 21.75 | 42,276,761 |
| Qualified VIII | 15,393.282 | 18.31 | 281,851 |
| Qualified X (1.15) | 40,527.922 | 21.99 | 891,209 |
| Qualified X (1.25) | 249,911.632 | 21.75 | 5,435,578 |
| Qualified XII (0.05) | 30,799.516 | 22.73 | 700,073 |
| Qualified XII (0.15) | 26,559.929 | 11.33 | 300,924 |
| Qualified XII (0.25) | 265,488.800 | 11.34 | 3,010,643 |
| Qualified XII (0.30) | 173,693.186 | 11.30 | 1,962,733 |
| Qualified XII (0.45) | 52,044.057 | 11.19 | 582,373 |
| Qualified XII (0.55) | 45,278.328 | 11.12 | 503,495 |
| Qualified XII (0.60) | 219,100.986 | 11.16 | 2,445,167 |
| Qualified XII (0.65) | 16,469.293 | 11.04 | 181,821 |
| Qualified XII (0.70) | 307,015.531 | 11.01 | 3,380,241 |
| Qualified XII (0.75) | 257,685.779 | 10.97 | 2,826,813 |
| Qualified XII (0.80) | 364,379.514 | 12.35 | 4,500,087 |
| Qualified XII (0.85) | 448,991.842 | 15.20 | 6,824,676 |
| Qualified XII (0.90) | 15,140.049 | 12.26 | 185,617 |
| Qualified XII (0.95) | 160,284.727 | 15.06 | 2,413,888 |
| Qualified XII (1.00) | 1,046,819.133 | 15.00 | 15,702,287 |
| Qualified XII (1.05) | 94,588.152 | 14.94 | 1,413,147 |
| Qualified XII (1.10) | 39,743.309 | 14.87 | 590,983 |
| Qualified XII (1.15) | 38,421.337 | 14.81 | 569,020 |
| Qualified XII (1.20) | 8,361.262 | 14.74 | 123,245 |
| Qualified XII (1.25) | 14,206.676 | 14.68 | 208,554 |
| Qualified XII (1.30) | 476.197 | 14.62 | 6,962 |
| Qualified XII (1.35) | 2,111.409 | 14.55 | 30,721 |
| Qualified XII (1.40) | 7,761.353 | 14.49 | 112,462 |
| Qualified XII (1.45) | 1,183.992 | 14.43 | 17,085 |
| Qualified XII (1.50) | 3,060.890 | 14.37 | 43,985 |
| Qualified XV | 24,859.919 | 22.28 | 553,879 |
| Qualified XVI | 44,164.323 | 21.33 | 942,025 |
| Qualified XVII | 747.356 | 21.75 | 16,255 |
| Qualified XVIII | 5,214.713 | 21.75 | 113,420 |
| Qualified XXI | 25,220.294 | 22.47 | 566,700 |
| Qualified XXIV | 41,210.934 | 15.09 | 621,873 |
| Qualified XXV | 11,250.720 | 22.22 | 249,991 |
| Qualified XXVI | 1,545.220 | 22.07 | 34,103 |
| Qualified XXVII | 1,495,567.932 | 22.92 | 34,278,417 |
| Qualified XXVIII | 132,364.551 | 22.85 | 3,024,530 |
| Qualified XXXII | 32,166.586 | 12.36 | 397,579 |
| Qualified XXXIII (0.65) | 1,296.369 | 11.29 | 14,636 |
| Qualified XXXIV (0.60) | 3,836.111 | 11.16 | 42,811 |
| | 7,708,908.967 | | $ 138,551,671 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value** | | | |
| Currently payable annuity contracts: | | | $ 48,594 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 2,000.086 | $ 11.71 | 23,421 |
| Qualified VI | 500,885.022 | 14.02 | 7,022,408 |
| Qualified X (1.15) | 9,837.980 | 14.06 | 138,322 |
| Qualified X (1.25) | 103,004.850 | 14.02 | 1,444,128 |
| Qualified XII (0.05) | 17,020.796 | 14.33 | 243,908 |
| Qualified XII (0.45) | 3,407.606 | 14.33 | 48,831 |
| Qualified XII (0.55) | 706.858 | 14.29 | 10,101 |
| Qualified XII (0.60) | 6,377.856 | 14.27 | 91,012 |
| Qualified XII (0.65) | 2,589.824 | 14.25 | 36,905 |
| Qualified XII (0.70) | 38,818.552 | 14.23 | 552,388 |
| Qualified XII (0.75) | 7,011.049 | 14.21 | 99,627 |
| Qualified XII (0.80) | 8,974.419 | 14.19 | 127,347 |
| Qualified XII (0.85) | 35,354.161 | 14.18 | 501,322 |
| Qualified XII (0.90) | 1,650.918 | 14.16 | 23,377 |
| Qualified XII (0.95) | 34,195.615 | 14.14 | 483,526 |
| Qualified XII (1.00) | 157,368.413 | 14.12 | 2,222,042 |
| Qualified XII (1.05) | 15,657.589 | 14.10 | 220,772 |
| Qualified XII (1.10) | 6,863.210 | 14.08 | 96,634 |
| Qualified XII (1.15) | 2,497.155 | 14.06 | 35,110 |
| Qualified XII (1.20) | 346.439 | 14.04 | 4,864 |
| Qualified XII (1.25) | 6,702.211 | 14.02 | 93,965 |
| Qualified XII (1.35) | 4,854.038 | 13.99 | 67,908 |
| Qualified XII (1.40) | 2,995.776 | 13.97 | 41,851 |
| Qualified XII (1.45) | 117.420 | 13.95 | 1,638 |
| Qualified XII (1.50) | 1,296.913 | 13.93 | 18,066 |
| Qualified XV | 702.900 | 14.14 | 9,939 |
| Qualified XVI | 12,237.616 | 13.93 | 170,470 |
| Qualified XVII | 3,910.556 | 14.02 | 54,826 |
| Qualified XVIII | 291.360 | 14.12 | 4,114 |
| Qualified XXI | 2,887.738 | 14.19 | 40,977 |
| Qualified XXIV | 13,829.076 | 14.17 | 195,958 |
| Qualified XXV | 12,871.569 | 14.21 | 182,905 |
| Qualified XXVI | 2,285.452 | 14.16 | 32,362 |
| Qualified XXXII | 2,097.623 | 12.20 | 25,591 |
| Qualified XXXIV (0.60) | 782.972 | 14.27 | 11,173 |
| | 1,022,431.618 | | $ 14,426,382 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Capital Opportunities** | | | |
| Currently payable annuity contracts: | | | $ 251,028 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,105.902 | $ 23.55 | 26,044 |
| Qualified VI | 1,737,722.581 | 23.87 | 41,479,438 |
| Qualified VIII | 6,676.402 | 20.51 | 136,933 |
| Qualified X (1.15) | 8,988.517 | 10.45 | 93,930 |
| Qualified X (1.25) | 216,682.467 | 10.38 | 2,249,164 |
| Qualified XII (0.05) | 11,799.078 | 24.95 | 294,387 |
| Qualified XII (0.15) | 15,272.653 | 9.80 | 149,672 |
| Qualified XII (0.25) | 118,634.403 | 11.22 | 1,331,078 |
| Qualified XII (0.30) | 111,950.626 | 11.18 | 1,251,608 |
| Qualified XII (0.40) | 117,534.518 | 16.31 | 1,916,988 |
| Qualified XII (0.45) | 22,876.243 | 11.07 | 253,240 |
| Qualified XII (0.55) | 54,131.091 | 11.00 | 595,442 |
| Qualified XII (0.60) | 103,895.438 | 10.96 | 1,138,694 |
| Qualified XII (0.65) | 23,224.519 | 10.93 | 253,844 |
| Qualified XII (0.70) | 271,878.237 | 10.89 | 2,960,754 |
| Qualified XII (0.75) | 218,187.281 | 10.85 | 2,367,332 |
| Qualified XII (0.80) | 337,909.313 | 12.24 | 4,136,010 |
| Qualified XII (0.85) | 409,677.750 | 15.91 | 6,517,973 |
| Qualified XII (0.90) | 18,050.723 | 11.77 | 212,457 |
| Qualified XII (0.95) | 171,616.741 | 15.77 | 2,706,396 |
| Qualified XII (1.00) | 1,163,385.096 | 15.70 | 18,265,146 |
| Qualified XII (1.05) | 83,153.167 | 15.63 | 1,299,684 |
| Qualified XII (1.10) | 64,680.861 | 15.57 | 1,007,081 |
| Qualified XII (1.15) | 32,796.000 | 15.50 | 508,338 |
| Qualified XII (1.20) | 10,874.854 | 15.43 | 167,799 |
| Qualified XII (1.25) | 18,406.315 | 15.36 | 282,721 |
| Qualified XII (1.30) | 835.163 | 15.30 | 12,778 |
| Qualified XII (1.35) | 2,099.606 | 15.23 | 31,977 |
| Qualified XII (1.40) | 24,274.885 | 15.17 | 368,250 |
| Qualified XII (1.45) | 17.616 | 15.10 | 266 |
| Qualified XII (1.50) | 3,058.777 | 15.04 | 46,004 |
| Qualified XV | 18,922.731 | 24.46 | 462,850 |
| Qualified XVI | 32,748.526 | 23.41 | 766,643 |
| Qualified XVII | 4,325.011 | 23.87 | 103,238 |
| Qualified XVIII | 4,785.164 | 10.38 | 49,670 |
| Qualified XXI | 19,334.753 | 24.66 | 476,795 |
| Qualified XXIV | 48,729.620 | 15.80 | 769,928 |
| Qualified XXV | 20,235.029 | 24.38 | 493,330 |
| Qualified XXVI | 5,173.917 | 24.23 | 125,364 |
| Qualified XXVII | 1,485,047.476 | 29.32 | 43,541,592 |
| Qualified XXVIII | 145,586.042 | 29.23 | 4,255,480 |
| Qualified XXXII | 4,770.364 | 11.54 | 55,050 |
| Qualified XXXIV (0.60) | 15,720.438 | 10.96 | 172,296 |
| | 7,186,775.894 | | $ 143,584,692 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING OpCap Balanced Value** | | | |
| Currently payable annuity contracts: | | | $ 217,678 |
| Contracts in accumulation period: | | | |
| Qualified VI | 709,971.778 | $ 13.50 | 9,584,619 |
| Qualified VIII | 891.704 | 13.50 | 12,038 |
| Qualified X (1.15) | 7,863.512 | 11.73 | 92,239 |
| Qualified X (1.25) | 130,940.856 | 11.21 | 1,467,847 |
| Qualified XII (0.55) | 835.724 | 13.80 | 11,533 |
| Qualified XII (0.60) | 5,634.180 | 13.78 | 77,639 |
| Qualified XII (0.65) | 3,882.049 | 13.76 | 53,417 |
| Qualified XII (0.70) | 24,630.713 | 13.74 | 338,426 |
| Qualified XII (0.75) | 9,328.446 | 13.71 | 127,893 |
| Qualified XII (0.80) | 63,324.690 | 13.69 | 866,915 |
| Qualified XII (0.85) | 41,647.257 | 13.67 | 569,318 |
| Qualified XII (0.90) | 850.476 | 13.65 | 11,609 |
| Qualified XII (0.95) | 46,041.966 | 13.63 | 627,552 |
| Qualified XII (1.00) | 329,038.868 | 13.61 | 4,478,219 |
| Qualified XII (1.05) | 8,685.946 | 13.59 | 118,042 |
| Qualified XII (1.10) | 15,796.460 | 13.56 | 214,200 |
| Qualified XII (1.15) | 4,088.922 | 13.54 | 55,364 |
| Qualified XII (1.20) | 1,498.743 | 13.52 | 20,263 |
| Qualified XII (1.25) | 11,023.704 | 13.50 | 148,820 |
| Qualified XII (1.30) | 643.249 | 13.48 | 8,671 |
| Qualified XII (1.35) | 284.621 | 13.46 | 3,831 |
| Qualified XII (1.40) | 2,355.060 | 13.44 | 31,652 |
| Qualified XII (1.45) | 41.729 | 13.42 | 560 |
| Qualified XII (1.50) | 455.265 | 13.39 | 6,096 |
| Qualified XV | 680.044 | 13.63 | 9,269 |
| Qualified XVI | 15,377.969 | 13.39 | 205,911 |
| Qualified XVII | 5,203.778 | 13.50 | 70,251 |
| Qualified XVIII | 5,824.214 | 11.77 | 68,551 |
| Qualified XXI | 2,426.515 | 13.69 | 33,219 |
| Qualified XXIV | 8,655.962 | 13.67 | 118,327 |
| Qualified XXV | 54,209.701 | 13.71 | 743,215 |
| Qualified XXVI | 2,619.341 | 13.65 | 35,754 |
| Qualified XXXII | 2,714.960 | 11.23 | 30,489 |
| Qualified XXXIV (0.60) | 1,056.314 | 13.78 | 14,556 |
| | 1,518,524.716 | | $ 20,473,983 |

157

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global** | | | |
| Currently payable annuity contracts: | | | $ 19,957 |
| Contracts in accumulation period: | | | |
| Qualified VI | 80,311.545 | $ 12.30 | 987,832 |
| Qualified X (1.15) | 2,557.421 | 12.33 | 31,533 |
| Qualified X (1.25) | 37,841.707 | 12.30 | 465,453 |
| Qualified XII (0.60) | 1,416.773 | 12.52 | 17,738 |
| Qualified XII (0.65) | 841.520 | 12.50 | 10,519 |
| Qualified XII (0.70) | 2,317.869 | 12.48 | 28,927 |
| Qualified XII (0.75) | 718.043 | 12.47 | 8,954 |
| Qualified XII (0.80) | 677.751 | 12.45 | 8,438 |
| Qualified XII (0.85) | 8,403.379 | 12.43 | 104,454 |
| Qualified XII (0.90) | 30.757 | 12.42 | 382 |
| Qualified XII (0.95) | 6,815.403 | 12.40 | 84,511 |
| Qualified XII (1.00) | 14,174.556 | 12.38 | 175,481 |
| Qualified XII (1.05) | 1,822.069 | 12.37 | 22,539 |
| Qualified XII (1.10) | 3,156.356 | 12.35 | 38,981 |
| Qualified XII (1.15) | 742.903 | 12.33 | 9,160 |
| Qualified XII (1.20) | 529.302 | 12.32 | 6,521 |
| Qualified XII (1.25) | 3,837.805 | 12.30 | 47,205 |
| Qualified XII (1.35) | 73.838 | 12.27 | 906 |
| Qualified XII (1.40) | 252.980 | 12.25 | 3,099 |
| Qualified XII (1.45) | 197.056 | 12.23 | 2,410 |
| Qualified XII (1.50) | 498.936 | 12.22 | 6,097 |
| Qualified XV | 776.452 | 12.40 | 9,628 |
| Qualified XVI | 2,533.061 | 12.22 | 30,954 |
| Qualified XVII | 1,804.390 | 12.30 | 22,194 |
| Qualified XXI | 1,874.458 | 12.45 | 23,337 |
| Qualified XXIV | 6,454.224 | 12.43 | 80,226 |
| Qualified XXV | 1,332.638 | 12.47 | 16,618 |
| Qualified XXVI | 11.514 | 12.42 | 143 |
| Qualified XXXIV (0.60) | 10.543 | 12.52 | 132 |
| | 182,015.249 | | $ 2,264,329 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return** | | | |
| Currently payable annuity contracts: | | | $ 155,772 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 10,556.214 | $ 10.30 | 108,729 |
| ING MAP PLUS NP11 | 6,879.224 | 10.30 | 70,856 |
| ING MAP PLUS NP14 | 18.677 | 10.28 | 192 |
| ING MAP PLUS NP15 | 11,972.665 | 10.28 | 123,079 |
| ING MAP PLUS NP16 | 1,268.482 | 10.28 | 13,040 |
| ING MAP PLUS NP22 | 9,380.585 | 10.25 | 96,151 |
| ING MAP PLUS NP26 | 89.248 | 10.23 | 913 |
| ING MAP PLUS NP29 | 8,365.069 | 10.22 | 85,491 |
| ING MAP PLUS NP30 | 193.634 | 10.21 | 1,977 |
| ING MAP PLUS NP9 | 19,012.028 | 10.31 | 196,014 |
| NYSUT 457 | 542,483.476 | 10.47 | 5,679,802 |
| Qualified VI | 1,556,975.771 | 11.35 | 17,671,675 |
| Qualified VIII | 551.675 | 11.34 | 6,256 |
| Qualified X (1.15) | 1,309.226 | 11.38 | 14,899 |
| Qualified X (1.25) | 166,329.956 | 11.35 | 1,887,845 |
| Qualified XII (0.45) | 18,867.472 | 11.59 | 218,674 |
| Qualified XII (0.55) | 13,155.104 | 11.56 | 152,073 |
| Qualified XII (0.60) | 32,492.987 | 11.55 | 375,294 |
| Qualified XII (0.65) | 51,418.820 | 11.53 | 592,859 |
| Qualified XII (0.70) | 82,791.052 | 11.51 | 952,925 |
| Qualified XII (0.75) | 65,092.000 | 11.50 | 748,558 |
| Qualified XII (0.80) | 98,497.125 | 11.48 | 1,130,747 |
| Qualified XII (0.85) | 84,251.002 | 11.47 | 966,359 |
| Qualified XII (0.90) | 28,670.743 | 11.45 | 328,280 |
| Qualified XII (0.95) | 222,087.063 | 11.44 | 2,540,676 |
| Qualified XII (1.00) | 396,237.040 | 11.42 | 4,525,027 |
| Qualified XII (1.05) | 76,586.679 | 11.41 | 873,854 |
| Qualified XII (1.10) | 79,788.147 | 11.39 | 908,787 |
| Qualified XII (1.15) | 25,944.728 | 11.38 | 295,251 |
| Qualified XII (1.20) | 2,786.004 | 11.36 | 31,649 |
| Qualified XII (1.25) | 35,512.952 | 11.35 | 403,072 |
| Qualified XII (1.30) | 7,999.205 | 11.33 | 90,631 |
| Qualified XII (1.35) | 8,418.110 | 11.32 | 95,293 |
| Qualified XII (1.40) | 21,364.602 | 11.30 | 241,420 |
| Qualified XII (1.45) | 637.378 | 11.29 | 7,196 |
| Qualified XII (1.50) | 10,279.060 | 11.27 | 115,845 |
| Qualified XV | 2,390.385 | 11.44 | 27,346 |
| Qualified XVI | 30,622.715 | 11.27 | 345,118 |
| Qualified XVII | 2,754.890 | 11.35 | 31,268 |
| Qualified XVIII | 485.639 | 11.42 | 5,546 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return (continued)** | | | |
| Qualified XXI | 8,165.766 | $ 11.48 | $ 93,743 |
| Qualified XXIV | 32,633.158 | 11.46 | 373,976 |
| Qualified XXV | 13,375.739 | 11.50 | 153,821 |
| Qualified XXVI | 8,977.380 | 11.45 | 102,791 |
| Qualified XXVIII | 59,773.468 | 11.42 | 682,613 |
| Qualified XXXII | 2,093.217 | 10.32 | 21,602 |
| Qualified XXXIII (0.40) | 5,432.388 | 11.64 | 63,233 |
| Qualified XXXIV (0.60) | 7,225.282 | 11.55 | 83,452 |
| | 3,872,193.230 | | $ 43,691,670 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 75,936 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,747.353 | $ 13.79 | 24,096 |
| Qualified VI | 6,351,424.750 | 13.98 | 88,792,918 |
| Qualified VIII | 9,713.183 | 14.64 | 142,201 |
| Qualified X (1.15) | 77,555.092 | 14.14 | 1,096,629 |
| Qualified X (1.25) | 783,198.999 | 13.98 | 10,949,122 |
| Qualified XII (0.05) | 108,486.311 | 14.61 | 1,584,985 |
| Qualified XII (0.15) | 96,866.023 | 9.83 | 952,193 |
| Qualified XII (0.25) | 532,751.929 | 8.55 | 4,555,029 |
| Qualified XII (0.30) | 316,413.482 | 8.53 | 2,699,007 |
| Qualified XII (0.40) | 325,708.749 | 9.83 | 3,201,717 |
| Qualified XII (0.45) | 89,165.403 | 8.44 | 752,556 |
| Qualified XII (0.55) | 75,108.343 | 8.39 | 630,159 |
| Qualified XII (0.60) | 409,066.873 | 9.69 | 3,963,858 |
| Qualified XII (0.65) | 49,434.574 | 8.33 | 411,790 |
| Qualified XII (0.70) | 704,952.892 | 8.30 | 5,851,109 |
| Qualified XII (0.75) | 682,535.387 | 8.28 | 5,651,393 |
| Qualified XII (0.80) | 1,411,026.516 | 8.90 | 12,558,136 |
| Qualified XII (0.85) | 913,925.756 | 9.59 | 8,764,548 |
| Qualified XII (0.90) | 56,375.467 | 8.56 | 482,574 |
| Qualified XII (0.95) | 498,957.518 | 9.51 | 4,745,086 |
| Qualified XII (1.00) | 2,680,860.148 | 9.46 | 25,360,937 |
| Qualified XII (1.05) | 322,443.843 | 9.42 | 3,037,421 |
| Qualified XII (1.10) | 113,872.601 | 9.38 | 1,068,125 |
| Qualified XII (1.15) | 96,078.052 | 9.34 | 897,369 |
| Qualified XII (1.20) | 21,375.806 | 9.30 | 198,795 |
| Qualified XII (1.25) | 75,333.477 | 9.26 | 697,588 |
| Qualified XII (1.30) | 4,454.989 | 9.22 | 41,075 |
| Qualified XII (1.35) | 3,826.689 | 9.18 | 35,129 |
| Qualified XII (1.40) | 28,924.617 | 9.14 | 264,371 |
| Qualified XII (1.45) | 1,027.913 | 9.10 | 9,354 |
| Qualified XII (1.50) | 13,214.128 | 9.06 | 119,720 |
| Qualified XV | 18,930.726 | 14.32 | 271,088 |
| Qualified XVI | 121,537.126 | 13.71 | 1,666,274 |
| Qualified XVII | 8,385.408 | 13.98 | 117,228 |
| Qualified XVIII | 12,916.953 | 13.98 | 180,579 |
| Qualified XXI | 111,022.853 | 14.44 | 1,603,170 |
| Qualified XXII | 235.391 | 14.58 | 3,432 |
| Qualified XXIV | 217,272.164 | 9.52 | 2,068,431 |
| Qualified XXV | 91,393.487 | 14.28 | 1,305,099 |
| Qualified XXVI | 17,716.420 | 14.19 | 251,396 |
| Qualified XXVII | 1,787,806.040 | 14.24 | 25,458,358 |
| Qualified XXVIII | 347,655.282 | 14.20 | 4,936,705 |
| Qualified XXXII | 27,508.071 | 11.40 | 313,592 |
| Qualified XXXIV (0.60) | 58,049.433 | 9.69 | 562,499 |
| | 19,676,256.217 | | $ 228,352,777 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth -Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,589.050 | $ 10.32 | $ 16,399 |
| | 1,589.050 | | $ 16,399 |
| | | | |
| **ING Salomon Brothers Fundamental Value** | | | |
| Currently payable annuity contracts: | | | $ 55,048 |
| Contracts in accumulation period: | | | |
| Qualified VI | 306,680.000 | $ 17.70 | 5,428,236 |
| Qualified X (1.15) | 13,555.993 | 11.43 | 154,945 |
| Qualified X (1.25) | 47,082.464 | 11.12 | 523,557 |
| Qualified XII (0.55) | 1,372.099 | 18.10 | 24,835 |
| Qualified XII (0.60) | 2,690.482 | 18.07 | 48,617 |
| Qualified XII (0.65) | 1,791.519 | 18.04 | 32,319 |
| Qualified XII (0.70) | 7,819.378 | 18.01 | 140,827 |
| Qualified XII (0.75) | 2,785.595 | 17.98 | 50,085 |
| Qualified XII (0.80) | 45,977.381 | 17.95 | 825,294 |
| Qualified XII (0.85) | 9,257.278 | 17.93 | 165,983 |
| Qualified XII (0.90) | 411.173 | 17.90 | 7,360 |
| Qualified XII (0.95) | 19,332.513 | 17.87 | 345,472 |
| Qualified XII (1.00) | 92,648.262 | 17.84 | 1,652,845 |
| Qualified XII (1.05) | 5,108.984 | 17.81 | 90,991 |
| Qualified XII (1.10) | 4,387.296 | 17.79 | 78,050 |
| Qualified XII (1.15) | 4,549.437 | 17.76 | 80,798 |
| Qualified XII (1.20) | 607.276 | 17.73 | 10,767 |
| Qualified XII (1.25) | 4,881.752 | 17.70 | 86,407 |
| Qualified XII (1.30) | 411.602 | 17.67 | 7,273 |
| Qualified XII (1.35) | 113.825 | 17.65 | 2,009 |
| Qualified XII (1.40) | 1,012.259 | 17.62 | 17,836 |
| Qualified XII (1.45) | 12.621 | 17.59 | 222 |
| Qualified XII (1.50) | 450.570 | 17.56 | 7,912 |
| Qualified XV | 485.618 | 17.87 | 8,678 |
| Qualified XVI | 4,496.128 | 17.56 | 78,952 |
| Qualified XVII | 2,518.475 | 17.70 | 44,577 |
| Qualified XVIII | 786.312 | 11.47 | 9,019 |
| Qualified XXI | 1,151.699 | 17.95 | 20,673 |
| Qualified XXIV | 10,106.473 | 17.92 | 181,108 |
| Qualified XXV | 6,699.777 | 17.98 | 120,462 |
| Qualified XXVI | 3,101.062 | 17.90 | 55,509 |
| Qualified XXXIV (0.60) | 112.673 | 18.07 | 2,036 |
| | 602,397.976 | | $ 10,358,702 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Investors Value** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 205,506.869 | $ 13.83 | $ 2,842,160 |
| Qualified X (1.15) | 10,591.855 | 11.05 | 117,040 |
| Qualified X (1.25) | 45,542.830 | 10.74 | 489,130 |
| Qualified XII (0.55) | 2,305.516 | 14.14 | 32,600 |
| Qualified XII (0.60) | 5,856.303 | 14.12 | 82,691 |
| Qualified XII (0.65) | 3,123.901 | 14.10 | 44,047 |
| Qualified XII (0.70) | 1,362.331 | 14.07 | 19,168 |
| Qualified XII (0.75) | 6,564.199 | 14.05 | 92,227 |
| Qualified XII (0.80) | 6,339.273 | 14.03 | 88,940 |
| Qualified XII (0.85) | 3,688.294 | 14.01 | 51,673 |
| Qualified XII (0.90) | 1,639.886 | 13.99 | 22,942 |
| Qualified XII (0.95) | 16,981.877 | 13.96 | 237,067 |
| Qualified XII (1.00) | 75,959.326 | 13.94 | 1,058,873 |
| Qualified XII (1.05) | 4,342.026 | 13.92 | 60,441 |
| Qualified XII (1.10) | 8,955.468 | 13.90 | 124,481 |
| Qualified XII (1.15) | 683.718 | 13.88 | 9,490 |
| Qualified XII (1.20) | 716.751 | 13.85 | 9,927 |
| Qualified XII (1.25) | 4,607.013 | 13.83 | 63,715 |
| Qualified XII (1.30) | 123.461 | 13.81 | 1,705 |
| Qualified XII (1.35) | 287.455 | 13.79 | 3,964 |
| Qualified XII (1.40) | 1,394.989 | 13.77 | 19,209 |
| Qualified XII (1.45) | 13.891 | 13.75 | 191 |
| Qualified XII (1.50) | 79.956 | 13.72 | 1,097 |
| Qualified XV | 1,620.702 | 13.96 | 22,625 |
| Qualified XVI | 3,172.376 | 13.72 | 43,525 |
| Qualified XVIII | 630.090 | 11.10 | 6,994 |
| Qualified XXI | 397.933 | 14.03 | 5,583 |
| Qualified XXIV | 6,090.214 | 14.00 | 85,263 |
| Qualified XXV | 2,086.335 | 14.05 | 29,313 |
| Qualified XXVI | 6,161.902 | 13.99 | 86,205 |
| Qualified XXXIV (0.60) | 551.487 | 14.12 | 7,787 |
| | 427,378.227 | | $ 5,760,073 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth - Service Class** | | | |
| Currently payable annuity contracts: | | | $        8,851 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,116.908 | $        10.35 | 21,910 |
| ING MAP PLUS NP26 | 18.306 | 10.27 | 188 |
| Qualified V | 89.528 | 7.64 | 684 |
| Qualified VI | 677,904.296 | 7.68 | 5,206,305 |
| Qualified VIII | 676.693 | 7.68 | 5,197 |
| Qualified X (1.15) | 10,833.570 | 11.23 | 121,661 |
| Qualified X (1.25) | 69,085.154 | 10.98 | 758,555 |
| Qualified XII (0.45) | 1,681.599 | 7.88 | 13,251 |
| Qualified XII (0.55) | 2,690.064 | 7.85 | 21,117 |
| Qualified XII (0.60) | 11,130.229 | 7.84 | 87,261 |
| Qualified XII (0.65) | 25,815.198 | 7.83 | 202,133 |
| Qualified XII (0.70) | 31,561.892 | 7.82 | 246,814 |
| Qualified XII (0.75) | 53,499.231 | 7.80 | 417,294 |
| Qualified XII (0.80) | 16,533.248 | 7.79 | 128,794 |
| Qualified XII (0.85) | 13,063.625 | 7.78 | 101,635 |
| Qualified XII (0.90) | 3,675.675 | 7.77 | 28,560 |
| Qualified XII (0.95) | 40,373.935 | 7.75 | 312,898 |
| Qualified XII (1.00) | 149,479.974 | 7.74 | 1,156,975 |
| Qualified XII (1.05) | 9,273.997 | 7.73 | 71,688 |
| Qualified XII (1.10) | 7,459.715 | 7.72 | 57,589 |
| Qualified XII (1.15) | 3,261.479 | 7.71 | 25,146 |
| Qualified XII (1.20) | 1,319.895 | 7.69 | 10,150 |
| Qualified XII (1.25) | 8,184.766 | 7.68 | 62,859 |
| Qualified XII (1.30) | 39.243 | 7.67 | 301 |
| Qualified XII (1.35) | 774.543 | 7.66 | 5,933 |
| Qualified XII (1.40) | 3,195.033 | 7.65 | 24,442 |
| Qualified XII (1.45) | 1,173.001 | 7.63 | 8,950 |
| Qualified XII (1.50) | 412.598 | 7.62 | 3,144 |
| Qualified XV | 1,757.807 | 7.75 | 13,623 |
| Qualified XVI | 11,544.619 | 7.62 | 87,970 |
| Qualified XVIII | 715.084 | 11.27 | 8,059 |
| Qualified XXI | 5,289.345 | 7.79 | 41,204 |
| Qualified XXIV | 17,675.579 | 7.78 | 137,516 |
| Qualified XXV | 17,455.769 | 7.80 | 136,155 |
| Qualified XXVI | 4,389.833 | 7.77 | 34,109 |
| Qualified XXXII | 1,656.069 | 11.04 | 18,283 |
| Qualified XXXIV (0.60) | 860.842 | 7.84 | 6,749 |
| | 1,206,668.342 | | $      9,593,953 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Initial Class** | | | |
| Currently payable annuity contracts: | | | $       621,714 |
| Contracts in accumulation period: | | | |
| Qualified V | 5,468.890 | $       20.54 | 112,331 |
| Qualified VI | 5,111,066.504 | 20.42 | 104,367,978 |
| Qualified VIII | 3,943.954 | 20.84 | 82,192 |
| Qualified X (1.15) | 45,231.948 | 23.10 | 1,044,858 |
| Qualified X (1.25) | 526,773.077 | 22.88 | 12,052,568 |
| Qualified XII (0.05) | 27,427.026 | 21.35 | 585,567 |
| Qualified XII (0.15) | 35,842.115 | 11.35 | 406,808 |
| Qualified XII (0.25) | 355,182.691 | 13.23 | 4,699,067 |
| Qualified XII (0.30) | 113,710.614 | 13.19 | 1,499,843 |
| Qualified XII (0.40) | 182,857.136 | 19.97 | 3,651,657 |
| Qualified XII (0.45) | 90,992.644 | 13.05 | 1,187,454 |
| Qualified XII (0.55) | 61,267.386 | 12.97 | 794,638 |
| Qualified XII (0.60) | 329,385.460 | 12.93 | 4,258,954 |
| Qualified XII (0.65) | 73,937.655 | 12.88 | 952,317 |
| Qualified XII (0.70) | 432,104.673 | 12.84 | 5,548,224 |
| Qualified XII (0.75) | 504,970.312 | 12.80 | 6,463,620 |
| Qualified XII (0.80) | 910,197.082 | 14.05 | 12,788,269 |
| Qualified XII (0.85) | 452,366.017 | 19.48 | 8,812,090 |
| Qualified XII (0.90) | 35,900.369 | 13.55 | 486,450 |
| Qualified XII (0.95) | 366,062.558 | 19.31 | 7,068,668 |
| Qualified XII (1.00) | 1,814,592.616 | 19.23 | 34,894,616 |
| Qualified XII (1.05) | 141,510.345 | 19.14 | 2,708,508 |
| Qualified XII (1.10) | 103,950.682 | 19.06 | 1,981,300 |
| Qualified XII (1.15) | 63,611.855 | 18.98 | 1,207,353 |
| Qualified XII (1.20) | 12,188.889 | 18.90 | 230,370 |
| Qualified XII (1.25) | 43,781.393 | 18.81 | 823,528 |
| Qualified XII (1.30) | 3,744.581 | 18.73 | 70,136 |
| Qualified XII (1.35) | 5,536.944 | 18.65 | 103,264 |
| Qualified XII (1.40) | 22,725.471 | 18.57 | 422,012 |
| Qualified XII (1.45) | 1,364.413 | 18.49 | 25,228 |
| Qualified XII (1.50) | 2,874.416 | 18.41 | 52,918 |
| Qualified XV | 13,139.293 | 20.92 | 274,874 |
| Qualified XVI | 113,758.462 | 20.03 | 2,278,582 |
| Qualified XVII | 18,169.001 | 20.42 | 371,011 |
| Qualified XVIII | 17,546.416 | 22.88 | 401,462 |
| Qualified XXI | 50,275.213 | 21.10 | 1,060,807 |
| Qualified XXII | 51.361 | 21.30 | 1,094 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XXIV | 113,343.071 | $ 19.34 | $ 2,192,055 |
| Qualified XXV | 51,058.964 | 20.86 | 1,065,090 |
| Qualified XXVI | 27,980.849 | 20.73 | 580,043 |
| Qualified XXVII | 1,771,555.859 | 23.81 | 42,180,745 |
| Qualified XXVIII | 836,544.121 | 23.73 | 19,851,192 |
| Qualified XXXI | 1,660.979 | 14.30 | 23,752 |
| Qualified XXXII | 22,446.365 | 11.28 | 253,195 |
| Qualified XXXIII (0.65) | 14,099.912 | 11.31 | 159,470 |
| Qualified XXXIV (0.60) | 53,153.983 | 12.93 | 687,281 |
| | 14,985,353.565 | | $ 291,385,153 |
| | | | |
| **ING T. Rowe Price Growth Equity - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,199.719 | $ 10.70 | $ 12,837 |
| ING MAP PLUS NP23 | 1,126.642 | 10.66 | 12,010 |
| ING MAP PLUS NP26 | 10.329 | 10.65 | 110 |
| ING MAP PLUS NP27 | 38.064 | 10.64 | 405 |
| ING MAP PLUS NP9 | 17,524.604 | 10.73 | 188,039 |
| Qualified XII (1.00) | 471.957 | 12.16 | 5,739 |
| | 20,371.315 | | $ 219,140 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity** | | | |
| Currently payable annuity contracts: | | | $ 556,022 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,580.312 | $ 15.39 | 24,321 |
| Qualified VI | 4,099,188.783 | 15.69 | 64,316,272 |
| Qualified VII | 72,406.777 | 13.28 | 961,562 |
| Qualified VIII | 9,927.362 | 13.23 | 131,339 |
| Qualified IX | 2,814.803 | 13.24 | 37,268 |
| Qualified X (1.15) | 17,360.051 | 15.87 | 275,504 |
| Qualified X (1.25) | 435,084.640 | 15.69 | 6,826,478 |
| Qualified XII (0.05) | 24,235.610 | 16.40 | 397,464 |
| Qualified XII (0.15) | 69,111.920 | 10.57 | 730,513 |
| Qualified XII (0.25) | 316,547.768 | 10.53 | 3,333,248 |
| Qualified XII (0.30) | 140,200.476 | 10.50 | 1,472,105 |
| Qualified XII (0.40) | 82,379.504 | 10.49 | 864,161 |
| Qualified XII (0.45) | 45,064.292 | 10.39 | 468,218 |
| Qualified XII (0.55) | 39,465.053 | 10.33 | 407,674 |
| Qualified XII (0.60) | 178,525.265 | 10.41 | 1,858,448 |
| Qualified XII (0.65) | 73,274.074 | 10.26 | 751,792 |
| Qualified XII (0.70) | 207,964.090 | 10.22 | 2,125,393 |
| Qualified XII (0.75) | 230,728.263 | 10.19 | 2,351,121 |
| Qualified XII (0.80) | 393,586.121 | 11.24 | 4,423,908 |
| Qualified XII (0.85) | 603,217.106 | 10.23 | 6,170,911 |
| Qualified XII (0.90) | 19,509.283 | 10.88 | 212,261 |
| Qualified XII (0.95) | 251,553.748 | 10.14 | 2,550,755 |
| Qualified XII (1.00) | 924,555.050 | 10.10 | 9,338,006 |
| Qualified XII (1.05) | 84,091.443 | 10.05 | 845,119 |
| Qualified XII (1.10) | 61,545.155 | 10.01 | 616,067 |
| Qualified XII (1.15) | 68,288.666 | 9.97 | 680,838 |
| Qualified XII (1.20) | 10,417.843 | 9.92 | 103,345 |
| Qualified XII (1.25) | 27,296.761 | 9.88 | 269,692 |
| Qualified XII (1.30) | 505.691 | 9.84 | 4,976 |
| Qualified XII (1.35) | 1,012.360 | 9.79 | 9,911 |
| Qualified XII (1.40) | 7,714.051 | 9.75 | 75,212 |
| Qualified XII (1.45) | 1,074.562 | 9.71 | 10,434 |
| Qualified XII (1.50) | 4,027.198 | 9.67 | 38,943 |
| Qualified XV | 20,497.885 | 16.08 | 329,606 |
| Qualified XVI | 99,013.645 | 15.39 | 1,523,820 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity (continued)** | | | |
| Qualified XVII | 83,120.714 | $ 15.69 | $ 1,304,164 |
| Qualified XVIII | 19,746.718 | 15.69 | 309,826 |
| Qualified XIX | 3,809.487 | 10.33 | 39,352 |
| Qualified XX | 4,784.937 | 13.61 | 65,123 |
| Qualified XXI | 37,904.318 | 16.21 | 614,429 |
| Qualified XXIV | 160,196.457 | 10.16 | 1,627,596 |
| Qualified XXV | 28,334.809 | 16.03 | 454,207 |
| Qualified XXVI | 13,043.126 | 15.93 | 207,777 |
| Qualified XXVII | 811,333.643 | 15.04 | 12,202,458 |
| Qualified XXVIII | 67,043.400 | 15.00 | 1,005,651 |
| Qualified XXIX | 1,221.748 | 13.61 | 16,628 |
| Qualified XXX | 49,597.327 | 13.47 | 668,076 |
| Qualified XXXII | 113,571.989 | 11.71 | 1,329,928 |
| Qualified XXXIV (0.60) | 50,894.428 | 10.41 | 529,811 |
| | 10,068,368.712 | | $ 135,467,733 |
| | | | |
| **ING Van Kampen Comstock** | | | |
| Currently payable annuity contracts: | | | 1,076,022 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 5,138.864 | $ 11.27 | 57,915 |
| ING MAP PLUS NP19 | 1,437.066 | 11.25 | 16,167 |
| ING MAP PLUS NP26 | 35.772 | 11.21 | 401 |
| NYSUT 457 | 777,785.992 | 14.42 | 11,215,674 |
| Qualified VI | 2,242,751.305 | 12.26 | 27,496,131 |
| Qualified X (1.15) | 33,720.081 | 12.30 | 414,757 |
| Qualified X (1.25) | 199,434.095 | 12.26 | 2,445,062 |
| Qualified XII (0.55) | 11,573.520 | 12.50 | 144,669 |
| Qualified XII (0.60) | 14,256.009 | 12.48 | 177,915 |
| Qualified XII (0.65) | 1,846.870 | 12.46 | 23,012 |
| Qualified XII (0.70) | 55,048.755 | 12.45 | 685,357 |
| Qualified XII (0.75) | 74,284.875 | 12.43 | 923,361 |
| Qualified XII (0.80) | 503,772.039 | 12.41 | 6,251,811 |
| Qualified XII (0.85) | 71,278.871 | 12.40 | 883,858 |
| Qualified XII (0.90) | 9,594.507 | 12.38 | 118,780 |
| Qualified XII (0.95) | 67,853.883 | 12.36 | 838,674 |
| Qualified XII (1.00) | 1,224,022.834 | 12.35 | 15,116,682 |
| Qualified XII (1.05) | 42,391.971 | 12.33 | 522,693 |
| Qualified XII (1.10) | 20,591.145 | 12.31 | 253,477 |
| Qualified XII (1.15) | 5,506.504 | 12.30 | 67,730 |
| Qualified XII (1.20) | 798.860 | 12.28 | 9,810 |
| Qualified XII (1.25) | 25,514.600 | 12.26 | 312,809 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock** | | | |
| **(continued)** | | | |
| Qualified XII (1.30) | 97.224 | $ 12.25 | $ 1,191 |
| Qualified XII (1.35) | 1,466.967 | 12.23 | 17,941 |
| Qualified XII (1.40) | 3,281.818 | 12.21 | 40,071 |
| Qualified XII (1.45) | 138.934 | 12.20 | 1,695 |
| Qualified XII (1.50) | 1,414.203 | 12.18 | 17,225 |
| Qualified XV | 5,083.010 | 12.36 | 62,826 |
| Qualified XVI | 23,542.447 | 12.18 | 286,747 |
| Qualified XVII | 9,860.196 | 12.26 | 120,886 |
| Qualified XVIII | 12,843.724 | 12.35 | 158,620 |
| Qualified XXI | 4,593.796 | 12.41 | 57,009 |
| Qualified XXIV | 128,475.948 | 12.39 | 1,591,817 |
| Qualified XXV | 13,509.734 | 12.43 | 167,926 |
| Qualified XXVI | 1,756.220 | 12.38 | 21,742 |
| Qualified XXXII | 3,401.492 | 12.06 | 41,022 |
| Qualified XXXIII (0.40) | 4,360.255 | 12.58 | 54,852 |
| Qualified XXXIV (0.60) | 2,896.234 | 12.48 | 36,145 |
| | 5,605,360.620 | | $ 71,730,482 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 31,479.363 | $ 32.32 | $ 1,017,413 |
| Qualified VIII | 1,629.301 | 32.32 | 52,659 |
| Qualified X (1.15) | 12,362.671 | 11.01 | 136,113 |
| Qualified X (1.25) | 34,199.425 | 10.44 | 357,042 |
| Qualified XII (0.55) | 378.481 | 33.04 | 12,505 |
| Qualified XII (0.60) | 920.218 | 32.99 | 30,358 |
| Qualified XII (0.65) | 70.128 | 32.94 | 2,310 |
| Qualified XII (0.70) | 3,253.907 | 32.89 | 107,021 |
| Qualified XII (0.75) | 747.899 | 32.84 | 24,561 |
| Qualified XII (0.80) | 3,995.181 | 32.79 | 131,002 |
| Qualified XII (0.85) | 325.145 | 32.73 | 10,642 |
| Qualified XII (0.90) | 11.138 | 32.68 | 364 |
| Qualified XII (0.95) | 3,251.517 | 32.63 | 106,097 |
| Qualified XII (1.00) | 4,784.131 | 32.58 | 155,867 |
| Qualified XII (1.05) | 995.297 | 32.53 | 32,377 |
| Qualified XII (1.10) | 257.297 | 32.48 | 8,357 |
| Qualified XII (1.15) | 137.404 | 32.43 | 4,456 |
| Qualified XII (1.20) | 87.214 | 32.38 | 2,824 |
| Qualified XII (1.25) | 1,742.760 | 32.32 | 56,326 |
| Qualified XII (1.35) | 10.956 | 32.22 | 353 |
| Qualified XII (1.40) | 1,340.566 | 32.17 | 43,126 |
| Qualified XII (1.45) | 4.234 | 32.12 | 136 |
| Qualified XII (1.50) | 116.277 | 32.07 | 3,729 |
| Qualified XV | 228.226 | 32.63 | 7,447 |
| Qualified XVI | 497.350 | 32.07 | 15,950 |
| Qualified XVIII | 1,012.839 | 11.06 | 11,202 |
| Qualified XXI | 285.056 | 32.79 | 9,347 |
| Qualified XXIV | 320.263 | 32.72 | 10,479 |
| Qualified XXV | 605.298 | 32.84 | 19,878 |
| Qualified XXVI | 46.297 | 32.68 | 1,513 |
| Qualified XXXIV (0.60) | 6.365 | 32.99 | 210 |
| | 105,102.204 | | $ 2,371,664 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced** | | | |
| Currently payable annuity contracts: | | | $ 405,199 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 31.598 | $ 10.76 | 340 |
| ING MAP PLUS NP15 | 1,233.799 | 10.74 | 13,251 |
| ING MAP PLUS NP16 | 17,697.018 | 10.73 | 189,889 |
| ING MAP PLUS NP17 | 1,747.810 | 10.73 | 18,754 |
| ING MAP PLUS NP22 | 4,658.599 | 10.70 | 49,847 |
| ING MAP PLUS NP29 | 7,268.510 | 10.67 | 77,555 |
| ING MAP PLUS NP7 | 2,235.622 | 10.78 | 24,100 |
| Qualified V | 71.016 | 16.94 | 1,203 |
| Qualified VI | 1,643,993.604 | 17.20 | 28,276,690 |
| Qualified X (1.15) | 10,877.953 | 17.78 | 193,410 |
| Qualified X (1.25) | 202,176.321 | 17.61 | 3,560,325 |
| Qualified XII (0.00) | 11,478.546 | 11.56 | 132,692 |
| Qualified XII (0.05) | 30,762.903 | 17.98 | 553,117 |
| Qualified XII (0.25) | 93,553.080 | 11.85 | 1,108,604 |
| Qualified XII (0.30) | 13,536.833 | 11.81 | 159,870 |
| Qualified XII (0.40) | 225,212.814 | 16.31 | 3,673,221 |
| Qualified XII (0.45) | 7,731.538 | 11.70 | 90,459 |
| Qualified XII (0.55) | 10,492.168 | 11.62 | 121,919 |
| Qualified XII (0.60) | 32,686.702 | 11.58 | 378,512 |
| Qualified XII (0.65) | 116,259.792 | 11.54 | 1,341,638 |
| Qualified XII (0.70) | 123,946.568 | 11.51 | 1,426,625 |
| Qualified XII (0.75) | 291,049.434 | 11.47 | 3,338,337 |
| Qualified XII (0.80) | 133,840.664 | 12.05 | 1,612,780 |
| Qualified XII (0.85) | 190,198.303 | 15.91 | 3,026,055 |
| Qualified XII (0.90) | 878.426 | 11.82 | 10,383 |
| Qualified XII (0.95) | 75,783.196 | 15.77 | 1,195,101 |
| Qualified XII (1.00) | 263,767.155 | 15.71 | 4,143,782 |
| Qualified XII (1.05) | 381,482.609 | 15.64 | 5,966,388 |
| Qualified XII (1.10) | 74,480.154 | 15.57 | 1,159,656 |
| Qualified XII (1.15) | 98,751.613 | 15.50 | 1,530,650 |
| Qualified XII (1.20) | 12,416.451 | 15.44 | 191,710 |
| Qualified XII (1.25) | 28,210.150 | 15.37 | 433,590 |
| Qualified XII (1.30) | 9,611.895 | 15.30 | 147,062 |
| Qualified XII (1.35) | 5,024.016 | 15.24 | 76,566 |
| Qualified XII (1.40) | 17,914.502 | 15.17 | 271,763 |
| Qualified XII (1.45) | 660.490 | 15.11 | 9,980 |
| Qualified XII (1.50) | 11,096.676 | 15.04 | 166,894 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced** | | | |
| **(continued)** | | | |
| Qualified XV | 2,775.482 | $ 17.62 | $ 48,904 |
| Qualified XVI | 39,290.990 | 16.87 | 662,839 |
| Qualified XVII | 10,243.941 | 17.66 | 180,908 |
| Qualified XVIII | 14,230.420 | 18.08 | 257,286 |
| Qualified XXI | 6,888.857 | 17.77 | 122,415 |
| Qualified XXII | 508.974 | 17.94 | 9,131 |
| Qualified XXIV | 9,822.469 | 15.80 | 155,195 |
| Qualified XXV | 7,084.559 | 17.68 | 125,255 |
| Qualified XXVII | 95,248.821 | 17.39 | 1,656,377 |
| Qualified XXVIII | 125,814.887 | 17.33 | 2,180,372 |
| Qualified XXXII | 4,380.807 | 11.15 | 48,846 |
| Qualified XXXIII (0.65) | 186.794 | 11.51 | 2,150 |
| Qualified XXXIV (0.60) | 11,924.871 | 11.58 | 138,090 |
| | 4,481,220.400 | | $ 70,665,685 |
| | | | |
| **ING VP Strategic Allocation Growth** | | | |
| Currently payable annuity contracts: | | | $ 284,435 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 880.110 | $ 10.91 | 9,602 |
| ING MAP PLUS NP15 | 549.954 | 10.89 | 5,989 |
| ING MAP PLUS NP16 | 696.969 | 10.89 | 7,590 |
| ING MAP PLUS NP17 | 8,778.125 | 10.88 | 95,506 |
| ING MAP PLUS NP19 | 401.196 | 10.87 | 4,361 |
| ING MAP PLUS NP22 | 539.871 | 10.86 | 5,863 |
| ING MAP PLUS NP29 | 4,155.771 | 10.83 | 45,007 |
| ING MAP PLUS NP7 | 1,152.150 | 10.93 | 12,593 |
| Qualified V | 24.657 | 17.52 | 432 |
| Qualified VI | 2,049,109.837 | 17.79 | 36,453,664 |
| Qualified VIII | 8.610 | 17.77 | 153 |
| Qualified X (1.15) | 19,820.249 | 18.47 | 366,080 |
| Qualified X (1.25) | 255,898.250 | 18.29 | 4,680,379 |
| Qualified XII (0.00) | 6,741.919 | 11.57 | 78,004 |
| Qualified XII (0.05) | 3,587.359 | 18.59 | 66,689 |
| Qualified XII (0.25) | 164,165.225 | 11.33 | 1,859,992 |
| Qualified XII (0.30) | 11,048.804 | 11.29 | 124,741 |
| Qualified XII (0.40) | 78,332.229 | 16.60 | 1,300,315 |
| Qualified XII (0.45) | 19,274.866 | 11.18 | 215,493 |
| Qualified XII (0.55) | 2,406.120 | 11.11 | 26,732 |
| Qualified XII (0.60) | 32,264.504 | 11.41 | 368,138 |
| Qualified XII (0.65) | 314,738.587 | 11.04 | 3,474,714 |
| Qualified XII (0.70) | 176,297.454 | 11.00 | 1,939,272 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth (continued)** | | | |
| Qualified XII (0.75) | 262,631.752 | $ 10.96 | $ 2,878,444 |
| Qualified XII (0.80) | 160,170.052 | 11.62 | 1,861,176 |
| Qualified XII (0.85) | 235,562.322 | 16.19 | 3,813,754 |
| Qualified XII (0.90) | 1,087.170 | 11.38 | 12,372 |
| Qualified XII (0.95) | 92,191.900 | 16.05 | 1,479,680 |
| Qualified XII (1.00) | 540,415.582 | 15.98 | 8,635,841 |
| Qualified XII (1.05) | 137,114.582 | 15.91 | 2,181,493 |
| Qualified XII (1.10) | 60,402.525 | 15.84 | 956,776 |
| Qualified XII (1.15) | 77,379.518 | 15.77 | 1,220,275 |
| Qualified XII (1.20) | 14,378.663 | 15.70 | 225,745 |
| Qualified XII (1.25) | 20,915.985 | 15.64 | 327,126 |
| Qualified XII (1.30) | 17,514.644 | 15.57 | 272,703 |
| Qualified XII (1.35) | 2,284.387 | 15.50 | 35,408 |
| Qualified XII (1.40) | 22,433.376 | 15.43 | 346,147 |
| Qualified XII (1.45) | 1,151.269 | 15.37 | 17,695 |
| Qualified XII (1.50) | 4,965.294 | 15.30 | 75,969 |
| Qualified XV | 3,854.445 | 18.22 | 70,228 |
| Qualified XVI | 37,622.865 | 17.45 | 656,519 |
| Qualified XVII | 682.913 | 18.26 | 12,470 |
| Qualified XVIII | 3,919.116 | 18.78 | 73,601 |
| Qualified XXI | 9,322.633 | 18.38 | 171,350 |
| Qualified XXII | 1,446.200 | 18.55 | 26,827 |
| Qualified XXIV | 25,787.492 | 16.07 | 414,405 |
| Qualified XXV | 13,799.617 | 18.28 | 252,257 |
| Qualified XXVI | 320.473 | 18.17 | 5,823 |
| Qualified XXVII | 89,601.446 | 17.98 | 1,611,034 |
| Qualified XXVIII | 125,874.275 | 17.92 | 2,255,667 |
| Qualified XXXII | 6,059.421 | 11.41 | 69,138 |
| Qualified XXXIII (0.65) | 1,376.823 | 11.52 | 15,861 |
| Qualified XXXIV (0.60) | 22,075.986 | 11.41 | 251,887 |
| | 5,143,215.542 | | $ 81,653,415 |
| | | | |
| **ING VP Strategic Allocation Income** | | | |
| Currently payable annuity contracts: | | | $ 147,013 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 234.659 | $ 10.56 | 2,478 |
| ING MAP PLUS NP15 | 1.802 | 10.54 | 19 |
| ING MAP PLUS NP16 | 482.543 | 10.54 | 5,086 |
| ING MAP PLUS NP17 | 605.224 | 10.53 | 6,373 |
| ING MAP PLUS NP19 | 682.621 | 10.53 | 7,188 |
| ING MAP PLUS NP22 | 871.931 | 10.51 | 9,164 |
| ING MAP PLUS NP29 | 1,571.183 | 10.48 | 16,466 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Income (continued)** | | | |
| ING MAP PLUS NP7 | 1,270.794 | $ 10.58 | $ 13,445 |
| Qualified V | 7.344 | 16.75 | 123 |
| Qualified VI | 758,576.176 | 17.00 | 12,895,795 |
| Qualified X (1.15) | 25,649.710 | 17.24 | 442,201 |
| Qualified X (1.25) | 169,794.204 | 17.08 | 2,900,085 |
| Qualified XII (0.00) | 6,987.251 | 11.53 | 80,563 |
| Qualified XII (0.05) | 22,526.956 | 17.77 | 400,304 |
| Qualified XII (0.25) | 35,603.600 | 12.78 | 455,014 |
| Qualified XII (0.30) | 23,074.883 | 12.74 | 293,974 |
| Qualified XII (0.40) | 65,777.899 | 16.47 | 1,083,362 |
| Qualified XII (0.45) | 9,123.791 | 12.61 | 115,051 |
| Qualified XII (0.55) | 11,350.918 | 12.53 | 142,227 |
| Qualified XII (0.60) | 9,644.355 | 12.49 | 120,458 |
| Qualified XII (0.65) | 8,025.141 | 12.45 | 99,913 |
| Qualified XII (0.70) | 78,484.758 | 12.40 | 973,211 |
| Qualified XII (0.75) | 88,761.085 | 12.36 | 1,097,087 |
| Qualified XII (0.80) | 123,803.208 | 12.78 | 1,582,205 |
| Qualified XII (0.85) | 77,211.519 | 16.06 | 1,240,017 |
| Qualified XII (0.90) | 1,172.662 | 12.62 | 14,799 |
| Qualified XII (0.95) | 46,656.344 | 15.92 | 742,769 |
| Qualified XII (1.00) | 283,422.208 | 15.85 | 4,492,242 |
| Qualified XII (1.05) | 52,553.992 | 15.78 | 829,302 |
| Qualified XII (1.10) | 47,464.440 | 15.72 | 746,141 |
| Qualified XII (1.15) | 32,084.217 | 15.65 | 502,118 |
| Qualified XII (1.20) | 5,634.339 | 15.58 | 87,783 |
| Qualified XII (1.25) | 13,525.210 | 15.51 | 209,776 |
| Qualified XII (1.30) | 5,870.162 | 15.45 | 90,694 |
| Qualified XII (1.35) | 186.346 | 15.38 | 2,866 |
| Qualified XII (1.40) | 6,276.943 | 15.31 | 96,100 |
| Qualified XII (1.45) | 2,373.836 | 15.25 | 36,201 |
| Qualified XII (1.50) | 1,064.361 | 15.18 | 16,157 |
| Qualified XV | 488.060 | 17.42 | 8,502 |
| Qualified XVI | 17,194.065 | 16.68 | 286,797 |
| Qualified XVII | 13,823.998 | 17.46 | 241,367 |
| Qualified XVIII | 34,734.265 | 17.54 | 609,239 |
| Qualified XXI | 4,459.875 | 17.57 | 78,360 |
| Qualified XXIV | 4,794.169 | 15.95 | 76,467 |
| Qualified XXV | 8,237.986 | 17.48 | 144,000 |
| Qualified XXVI | 685.032 | 17.37 | 11,899 |
| Qualified XXVII | 103,950.320 | 17.19 | 1,786,906 |
| Qualified XXVIII | 62,417.922 | 17.13 | 1,069,219 |
| Qualified XXXII | 5,609.400 | 10.85 | 60,862 |
| Qualified XXXIII (0.65) | 1,007.484 | 11.49 | 11,576 |
| Qualified XXXIV (0.60) | 6,305.925 | 12.49 | 78,761 |
| | 2,282,117.116 | | $ 36,459,725 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Financial Services** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 867.802 | $ 10.87 | $ 9,433 |
| | 867.802 | | $ 9,433 |
| | | | |
| **ING VP Growth and Income** | | | |
| Currently payable annuity contracts: | | | $ 160,981,298 |
| Contracts in accumulation period: | - | | |
| Qualified I | 49,405.214 | $ 262.97 | 12,992,089 |
| Qualified V | 833.648 | 20.12 | 16,773 |
| Qualified VI | 47,359,132.269 | 20.36 | 964,231,933 |
| Qualified VII | 4,096,241.537 | 19.26 | 78,893,612 |
| Qualified VIII | 47,574.537 | 18.89 | 898,683 |
| Qualified IX | 7,968.462 | 19.50 | 155,385 |
| Qualified X (1.15) | 393,754.325 | 20.58 | 8,103,464 |
| Qualified X (1.25) | 7,775,013.408 | 20.36 | 158,299,273 |
| Qualified XII (0.00) | 508,123.771 | 9.76 | 4,959,288 |
| Qualified XII (0.05) | 312,468.186 | 21.28 | 6,649,323 |
| Qualified XII (0.25) | 3,746,929.829 | 8.75 | 32,785,636 |
| Qualified XII (0.30) | 652,353.036 | 8.73 | 5,695,042 |
| Qualified XII (0.40) | 209,927.202 | 14.30 | 3,001,959 |
| Qualified XII (0.45) | 445,801.851 | 8.64 | 3,851,728 |
| Qualified XII (0.55) | 555,941.492 | 8.58 | 4,769,978 |
| Qualified XII (0.60) | 2,284,440.853 | 9.62 | 21,976,321 |
| Qualified XII (0.65) | 319,937.398 | 8.53 | 2,729,066 |
| Qualified XII (0.70) | 1,973,731.412 | 8.50 | 16,776,717 |
| Qualified XII (0.75) | 3,949,109.682 | 8.47 | 33,448,959 |
| Qualified XII (0.80) | 5,924,538.769 | 9.26 | 54,861,229 |
| Qualified XII (0.85) | 4,937,394.476 | 13.94 | 68,827,279 |
| Qualified XII (0.90) | 198,181.341 | 8.95 | 1,773,723 |
| Qualified XII (0.95) | 1,979,763.097 | 13.82 | 27,360,326 |
| Qualified XII (1.00) | 8,778,508.648 | 13.76 | 120,792,279 |
| Qualified XII (1.05) | 637,201.168 | 13.70 | 8,729,656 |
| Qualified XII (1.10) | 389,152.713 | 13.64 | 5,308,043 |
| Qualified XII (1.15) | 307,388.955 | 13.58 | 4,174,342 |
| Qualified XII (1.20) | 56,739.985 | 13.53 | 767,692 |
| Qualified XII (1.25) | 126,305.568 | 13.47 | 1,701,336 |
| Qualified XII (1.30) | 7,111.558 | 13.41 | 95,366 |
| Qualified XII (1.35) | 4,384.120 | 13.35 | 58,528 |
| Qualified XII (1.40) | 33,485.930 | 13.29 | 445,028 |
| Qualified XII (1.45) | 400.226 | 13.24 | 5,299 |
| Qualified XII (1.50) | 10,519.955 | 13.18 | 138,653 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income (continued)** | | | |
| Qualified XV | 395,517.937 | $ 20.85 | $ 8,246,549 |
| Qualified XVI | 825,239.409 | 19.97 | 16,480,031 |
| Qualified XVII | 2,484,959.980 | 20.74 | 51,538,070 |
| Qualified XVIII | 2,731,469.528 | 20.74 | 56,650,678 |
| Qualified XIX | 21,775.951 | 267.99 | 5,835,737 |
| Qualified XX | 64,850.202 | 203.16 | 13,174,967 |
| Qualified XXI | 277,870.423 | 21.03 | 5,843,615 |
| Qualified XXII | 894.253 | 21.23 | 18,985 |
| Qualified XXIV | 1,098,789.675 | 13.85 | 15,218,237 |
| Qualified XXV | 517,779.599 | 20.93 | 10,837,127 |
| Qualified XXVI | 75,251.563 | 20.79 | 1,564,480 |
| Qualified XXVII | 784,199.633 | 201.50 | 158,016,226 |
| Qualified XXVIII | 11,340.849 | 200.86 | 2,277,923 |
| Qualified XXIX | 1,701.896 | 199.36 | 339,290 |
| Qualified XXX | 37,888.755 | 197.33 | 7,476,588 |
| Qualified XXXII | 768,283.021 | 11.19 | 8,597,087 |
| Qualified XXXIV (0.60) | 410,828.794 | 9.62 | 3,952,173 |
| | 108,588,406.089 | | $ 2,182,323,069 |
| | | | |
| **ING GET US Core - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 211,645.004 | $ 10.51 | $ 2,224,389 |
| | 211,645.004 | | $ 2,224,389 |
| | | | |
| **ING GET US Core - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,392.376 | $ 10.23 | $ 14,244 |
| Qualified VI | 277,985.952 | 10.25 | 2,849,356 |
| Qualified XII (0.80) | 359,809.797 | 10.31 | 3,709,639 |
| Qualified XII (1.00) | 885,700.097 | 10.28 | 9,104,997 |
| Qualified XII (1.10) | 3,210.039 | 10.26 | 32,935 |
| Qualified XII (1.25) | 100.293 | 10.24 | 1,027 |
| Qualified XVII | 19,855.360 | 10.26 | 203,716 |
| Qualified XXVII | 56,486.284 | 10.28 | 580,679 |
| Qualified XXVIII | 216,415.340 | 10.30 | 2,229,078 |
| | 1,820,955.538 | | $ 18,725,671 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET US Core - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,615,779.759 | $ 9.98 | $ 16,125,482 |
| Qualified X (1.15) | 55,212.952 | 9.96 | 549,921 |
| Qualified X (1.25) | 643,128.615 | 9.96 | 6,405,561 |
| Qualified XII (0.80) | 577,171.128 | 10.01 | 5,777,483 |
| Qualified XII (0.95) | 7,173.300 | 10.00 | 71,733 |
| Qualified XII (1.00) | 1,193,583.183 | 9.99 | 11,923,896 |
| Qualified XII (1.10) | 6,706.814 | 9.98 | 66,934 |
| Qualified XII (1.15) | 34,499.398 | 9.97 | 343,959 |
| Qualified XII (1.25) | 1,414.458 | 9.96 | 14,088 |
| Qualified XVI | 640.301 | 9.95 | 6,371 |
| Qualified XVII | 6,036.873 | 9.98 | 60,248 |
| Qualified XVIII | 113,328.987 | 9.97 | 1,129,890 |
| Qualified XXIV | 25,890.718 | 10.02 | 259,425 |
| Qualified XXVII | 919,656.800 | 10.00 | 9,196,568 |
| Qualified XXVIII | 30,163.337 | 10.01 | 301,935 |
| Qualified XXXII | 69,307.731 | 9.96 | 690,305 |
| | 5,299,694.354 | | $ 52,923,799 |
| | | | |
| **ING GET US Core - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 47,614.327 | $ 10.47 | $ 498,522 |
| Qualified XXXII | 18,836.199 | 10.47 | 197,215 |
| | 66,450.526 | | $ 695,737 |
| | | | |
| **ING GET US Core - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 68,117.460 | $ 10.08 | $ 686,624 |
| Qualified X (1.25) | 396,251.191 | 10.08 | 3,994,212 |
| Qualified XVIII | 48,936.111 | 10.08 | 493,276 |
| Qualified XXXII | 42,703.373 | 10.08 | 430,450 |
| | 556,008.135 | | $ 5,604,562 |
| | | | |
| **ING GET US Core - Series 7** | | | |
| Contracts in accumulation period: | | | |
| NYSUT 457 | 164,448.100 | $ 10.00 | $ 1,644,481 |
| Qualified X (1.15) | 35,976.400 | 10.00 | 359,764 |
| Qualified X (1.25) | 135,873.200 | 10.00 | 1,358,732 |
| Qualified XVIII | 56,875.600 | 10.00 | 568,756 |
| Qualified XXXII | 8,496.700 | 10.00 | 84,967 |
| | 401,670.000 | | $ 4,016,700 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GNMA Income** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 6,732.581 | $ 10.19 | $ 68,605 |
| ING MAP PLUS NP15 | 16,825.074 | 10.17 | 171,111 |
| ING MAP PLUS NP16 | 3,098.721 | 10.16 | 31,483 |
| ING MAP PLUS NP17 | 403.052 | 10.16 | 4,095 |
| ING MAP PLUS NP19 | 1,551.626 | 10.15 | 15,749 |
| ING MAP PLUS NP22 | 8,130.109 | 10.13 | 82,358 |
| ING MAP PLUS NP29 | 2,893.367 | 10.10 | 29,223 |
| ING MAP PLUS NP30 | 49.208 | 10.10 | 497 |
| ING MAP PLUS NP7 | 47.549 | 10.20 | 485 |
| | 39,731.287 | | $ 403,606 |
| | | | |
| **ING Intermediate Bond** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 1,383.771 | $ 10.29 | $ 14,239 |
| ING MAP PLUS NP11 | 5,481.420 | 10.28 | 56,349 |
| ING MAP PLUS NP14 | 5,864.557 | 10.27 | 60,229 |
| ING MAP PLUS NP15 | 2,357.798 | 10.26 | 24,191 |
| ING MAP PLUS NP16 | 7,985.770 | 10.26 | 81,934 |
| ING MAP PLUS NP17 | 4,349.026 | 10.26 | 44,621 |
| ING MAP PLUS NP19 | 1,305.951 | 10.25 | 13,386 |
| ING MAP PLUS NP22 | 426.589 | 10.23 | 4,364 |
| ING MAP PLUS NP23 | 1,075.953 | 10.23 | 11,007 |
| ING MAP PLUS NP29 | 154.902 | 10.20 | 1,580 |
| ING MAP PLUS NP9 | 21,681.341 | 10.29 | 223,101 |
| | 52,067.078 | | $ 535,001 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Global Science and Technology** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 2,315.643 | $ 3.58 | $ 8,290 |
| Qualified VI | 4,468,526.945 | 3.60 | 16,086,697 |
| Qualified VIII | 1,746.665 | 3.60 | 6,288 |
| Qualified X (1.15) | 32,395.305 | 3.62 | 117,271 |
| Qualified X (1.25) | 353,625.833 | 3.60 | 1,273,053 |
| Qualified XII (0.00) | 22,494.263 | 8.89 | 199,974 |
| Qualified XII (0.05) | 140,341.129 | 3.72 | 522,069 |
| Qualified XII (0.25) | 287,993.915 | 3.78 | 1,088,617 |
| Qualified XII (0.30) | 59,275.597 | 3.77 | 223,469 |
| Qualified XII (0.55) | 66,807.795 | 3.72 | 248,525 |
| Qualified XII (0.60) | 95,262.486 | 8.77 | 835,452 |
| Qualified XII (0.65) | 30,326.486 | 3.70 | 112,208 |
| Qualified XII (0.70) | 268,681.082 | 3.70 | 994,120 |
| Qualified XII (0.75) | 209,455.556 | 3.69 | 772,891 |
| Qualified XII (0.80) | 1,231,530.434 | 3.68 | 4,532,032 |
| Qualified XII (0.85) | 376,426.158 | 3.67 | 1,381,484 |
| Qualified XII (0.90) | 20,733.334 | 3.66 | 75,884 |
| Qualified XII (0.95) | 356,885.480 | 3.65 | 1,302,632 |
| Qualified XII (1.00) | 1,274,404.120 | 3.64 | 4,638,831 |
| Qualified XII (1.05) | 95,758.516 | 3.64 | 348,561 |
| Qualified XII (1.10) | 52,631.406 | 3.63 | 191,052 |
| Qualified XII (1.15) | 26,214.641 | 3.62 | 94,897 |
| Qualified XII (1.20) | 23,537.119 | 3.61 | 84,969 |
| Qualified XII (1.25) | 64,005.555 | 3.60 | 230,420 |
| Qualified XII (1.30) | 970.751 | 3.59 | 3,485 |
| Qualified XII (1.35) | 9,088.826 | 3.58 | 32,538 |
| Qualified XII (1.40) | 30,281.285 | 3.58 | 108,407 |
| Qualified XII (1.45) | 703.643 | 3.57 | 2,512 |
| Qualified XII (1.50) | 3,422.192 | 3.56 | 12,183 |
| Qualified XV | 18,324.657 | 3.65 | 66,885 |
| Qualified XVI | 59,773.034 | 3.56 | 212,792 |
| Qualified XVII | 6,078.629 | 3.65 | 22,187 |
| Qualified XVIII | 7,352.055 | 3.65 | 26,835 |
| Qualified XXI | 153,744.566 | 3.68 | 565,780 |
| Qualified XXIV | 196,034.604 | 3.67 | 719,447 |
| Qualified XXV | 75,161.623 | 3.70 | 278,098 |
| Qualified XXVI | 23,076.902 | 3.68 | 84,923 |
| Qualified XXVII | 864,757.865 | 3.56 | 3,078,538 |
| Qualified XXXII | 2,562.700 | 10.00 | 25,627 |
| Qualified XXXIV (0.60) | 14,525.314 | 8.77 | 127,387 |
| | 11,027,234.109 | | $ 40,737,310 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth** | | | |
| Currently payable annuity contracts: | | | $ 210,491 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,540,097.482 | $ 14.30 | 36,323,394 |
| Qualified VIII | 554.934 | 14.29 | 7,930 |
| Qualified X (1.15) | 31,784.386 | 14.41 | 458,013 |
| Qualified X (1.25) | 317,434.405 | 14.30 | 4,539,312 |
| Qualified XII (0.00) | 42,614.316 | 9.43 | 401,853 |
| Qualified XII (0.05) | 22,086.403 | 14.93 | 329,750 |
| Qualified XII (0.25) | 131,316.120 | 9.74 | 1,279,019 |
| Qualified XII (0.30) | 72,335.051 | 9.70 | 701,650 |
| Qualified XII (0.40) | 299,121.995 | 15.14 | 4,528,707 |
| Qualified XII (0.45) | 116,594.797 | 9.61 | 1,120,476 |
| Qualified XII (0.55) | 17,616.021 | 9.55 | 168,233 |
| Qualified XII (0.60) | 54,680.863 | 9.51 | 520,015 |
| Qualified XII (0.65) | 27,074.261 | 9.48 | 256,664 |
| Qualified XII (0.70) | 256,409.418 | 9.45 | 2,423,069 |
| Qualified XII (0.75) | 571,824.628 | 9.42 | 5,386,588 |
| Qualified XII (0.80) | 481,659.307 | 10.69 | 5,148,938 |
| Qualified XII (0.85) | 185,448.949 | 14.75 | 2,735,372 |
| Qualified XII (0.90) | 16,929.110 | 10.34 | 175,047 |
| Qualified XII (0.95) | 142,835.724 | 14.64 | 2,091,115 |
| Qualified XII (1.00) | 829,922.085 | 14.58 | 12,100,264 |
| Qualified XII (1.05) | 88,767.011 | 14.52 | 1,288,897 |
| Qualified XII (1.10) | 47,811.610 | 14.47 | 691,834 |
| Qualified XII (1.15) | 21,180.430 | 14.41 | 305,210 |
| Qualified XII (1.20) | 6,500.905 | 14.36 | 93,353 |
| Qualified XII (1.25) | 27,913.636 | 14.30 | 399,165 |
| Qualified XII (1.30) | 8,045.122 | 14.25 | 114,643 |
| Qualified XII (1.35) | 2,078.435 | 14.19 | 29,493 |
| Qualified XII (1.40) | 13,958.487 | 14.14 | 197,373 |
| Qualified XII (1.45) | 1,478.906 | 14.08 | 20,823 |
| Qualified XII (1.50) | 4,398.931 | 14.03 | 61,717 |
| Qualified XV | 7,481.557 | 14.64 | 109,530 |
| Qualified XVI | 58,204.419 | 14.03 | 816,608 |
| Qualified XVII | 10,745.594 | 14.30 | 153,662 |
| Qualified XVIII | 40,425.595 | 14.69 | 593,852 |
| Qualified XXI | 35,425.000 | 14.76 | 522,873 |
| Qualified XXIV | 62,104.022 | 14.67 | 911,066 |
| Qualified XXV | 59,365.306 | 14.70 | 872,670 |
| Qualified XXVI | 17,836.208 | 14.61 | 260,587 |
| Qualified XXVII | 241,500.186 | 5.37 | 1,296,856 |
| Qualified XXXII | 10,256.633 | 10.93 | 112,105 |
| Qualified XXXIV (0.60) | 13,129.548 | 9.51 | 124,862 |
| | 6,936,947.796 | | $ 89,883,079 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap** | | | |
| Currently payable annuity contracts: | | | $ 4,320,519 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 901.114 | $ 10.78 | 9,714 |
| ING MAP PLUS NP16 | 2,261.395 | 10.75 | 24,310 |
| ING MAP PLUS NP17 | 6,689.023 | 10.75 | 71,907 |
| ING MAP PLUS NP21 | 2,189.002 | 10.73 | 23,488 |
| ING MAP PLUS NP23 | 616.604 | 10.72 | 6,610 |
| ING MAP PLUS NP26 | 30.094 | 10.70 | 322 |
| ING MAP PLUS NP27 | 16.168 | 10.70 | 173 |
| ING MAP PLUS NP29 | 3,243.218 | 10.69 | 34,670 |
| ING MAP PLUS NP7 | 7,900.555 | 10.80 | 85,326 |
| ING MAP PLUS NP9 | 6,164.597 | 10.79 | 66,516 |
| Qualified V | 22.732 | 18.30 | 416 |
| Qualified VI | 12,053,612.460 | 18.54 | 223,473,975 |
| Qualified VIII | 5,250.998 | 18.53 | 97,301 |
| Qualified X (1.15) | 130,300.642 | 18.70 | 2,436,622 |
| Qualified X (1.25) | 1,224,653.991 | 18.54 | 22,705,085 |
| Qualified XII (0.00) | 127,121.662 | 10.71 | 1,361,473 |
| Qualified XII (0.05) | 391,453.509 | 19.38 | 7,586,369 |
| Qualified XII (0.25) | 714,615.670 | 11.87 | 8,482,488 |
| Qualified XII (0.30) | 100,124.176 | 11.83 | 1,184,469 |
| Qualified XII (0.40) | 466,832.452 | 19.66 | 9,177,926 |
| Qualified XII (0.45) | 423,973.891 | 11.72 | 4,968,974 |
| Qualified XII (0.55) | 223,076.718 | 11.64 | 2,596,613 |
| Qualified XII (0.60) | 325,584.483 | 11.60 | 3,776,780 |
| Qualified XII (0.65) | 88,982.180 | 11.56 | 1,028,634 |
| Qualified XII (0.70) | 765,777.257 | 11.52 | 8,821,754 |
| Qualified XII (0.75) | 1,294,852.393 | 11.49 | 14,877,854 |
| Qualified XII (0.80) | 3,127,840.720 | 12.77 | 39,942,526 |
| Qualified XII (0.85) | 1,005,097.861 | 19.17 | 19,267,726 |
| Qualified XII (0.90) | 67,929.163 | 12.31 | 836,208 |
| Qualified XII (0.95) | 623,072.857 | 19.01 | 11,844,615 |
| Qualified XII (1.00) | 4,222,763.180 | 18.93 | 79,936,907 |
| Qualified XII (1.05) | 278,888.913 | 18.85 | 5,257,056 |
| Qualified XII (1.10) | 166,098.401 | 18.77 | 3,117,667 |
| Qualified XII (1.15) | 259,832.246 | 18.70 | 4,858,863 |
| Qualified XII (1.20) | 34,593.501 | 18.62 | 644,131 |
| Qualified XII (1.25) | 116,478.263 | 18.54 | 2,159,507 |
| Qualified XII (1.30) | 13,198.483 | 18.46 | 243,644 |
| Qualified XII (1.35) | 18,808.863 | 18.39 | 345,895 |
| Qualified XII (1.40) | 65,981.813 | 18.31 | 1,208,127 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap (continued)** | | | |
| Qualified XII (1.45) | 3,149.616 | $ 18.24 | $ 57,449 |
| Qualified XII (1.50) | 10,027.643 | 18.16 | 182,102 |
| Qualified XV | 37,365.982 | 18.99 | 709,580 |
| Qualified XVI | 188,039.032 | 18.19 | 3,420,430 |
| Qualified XVII | 79,075.803 | 18.68 | 1,477,136 |
| Qualified XVIII | 72,828.624 | 19.04 | 1,386,657 |
| Qualified XXI | 140,916.597 | 19.16 | 2,699,962 |
| Qualified XXIV | 131,731.250 | 19.04 | 2,508,163 |
| Qualified XXV | 133,995.645 | 19.06 | 2,553,957 |
| Qualified XXVI | 31,598.310 | 18.94 | 598,472 |
| Qualified XXVII | 2,392,048.506 | 18.74 | 44,826,989 |
| Qualified XXVIII | 721,286.403 | 18.68 | 13,473,630 |
| Qualified XXXII | 71,567.460 | 11.34 | 811,575 |
| Qualified XXXIII (0.65) | 5,765.980 | 10.67 | 61,523 |
| Qualified XXXIV (0.60) | 74,962.845 | 11.60 | 869,569 |
| | 32,461,190.944 | | $ 562,520,354 |
| | | | |
| **ING VP Index Plus MidCap** | | | |
| Currently payable annuity contracts: | | | $ 1,028,385 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 10,297.788 | $ 11.30 | 116,365 |
| ING MAP PLUS NP16 | 653.587 | 11.29 | 7,379 |
| ING MAP PLUS NP17 | 388.220 | 11.29 | 4,383 |
| ING MAP PLUS NP21 | 1,025.022 | 11.27 | 11,552 |
| ING MAP PLUS NP23 | 255.417 | 11.26 | 2,876 |
| ING MAP PLUS NP26 | 16.904 | 11.24 | 190 |
| ING MAP PLUS NP29 | 2,364.025 | 11.23 | 26,548 |
| ING MAP PLUS NP30 | 32.263 | 11.22 | 362 |
| ING MAP PLUS NP7 | 3,888.712 | 11.34 | 44,098 |
| ING MAP PLUS NP9 | 1,377.317 | 11.33 | 15,605 |
| Qualified V | 8,032.921 | 18.59 | 149,332 |
| Qualified VI | 5,712,947.366 | 18.79 | 107,346,281 |
| Qualified VIII | 1,855.005 | 18.78 | 34,837 |
| Qualified X (1.15) | 67,226.586 | 18.92 | 1,271,927 |
| Qualified X (1.25) | 526,002.555 | 18.79 | 9,883,588 |
| Qualified XII (0.05) | 204,340.133 | 19.56 | 3,996,893 |
| Qualified XII (0.15) | 82,575.000 | 13.68 | 1,129,626 |
| Qualified XII (0.25) | 315,405.593 | 20.56 | 6,484,739 |
| Qualified XII (0.30) | 113,839.239 | 20.49 | 2,332,566 |
| Qualified XII (0.40) | 149,928.391 | 19.83 | 2,973,080 |
| Qualified XII (0.45) | 201,451.923 | 20.28 | 4,085,445 |
| Qualified XII (0.55) | 94,685.757 | 20.15 | 1,907,918 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap (continued)** | | | |
| Qualified XII (0.60) | 417,848.954 | $ 20.08 | $ 8,390,407 |
| Qualified XII (0.65) | 101,888.611 | 20.02 | 2,039,810 |
| Qualified XII (0.70) | 315,249.824 | 19.95 | 6,289,234 |
| Qualified XII (0.75) | 442,115.385 | 19.89 | 8,793,675 |
| Qualified XII (0.80) | 2,047,007.950 | 19.37 | 39,650,544 |
| Qualified XII (0.85) | 577,038.290 | 19.30 | 11,136,839 |
| Qualified XII (0.90) | 24,389.605 | 19.24 | 469,256 |
| Qualified XII (0.95) | 402,880.448 | 19.18 | 7,727,247 |
| Qualified XII (1.00) | 2,898,090.162 | 19.11 | 55,382,503 |
| Qualified XII (1.05) | 197,865.879 | 19.05 | 3,769,345 |
| Qualified XII (1.10) | 149,319.231 | 18.98 | 2,834,079 |
| Qualified XII (1.15) | 89,722.675 | 18.92 | 1,697,553 |
| Qualified XII (1.20) | 20,823.383 | 18.86 | 392,729 |
| Qualified XII (1.25) | 104,291.059 | 18.79 | 1,959,629 |
| Qualified XII (1.30) | 12,305.873 | 18.73 | 230,489 |
| Qualified XII (1.35) | 8,427.852 | 18.67 | 157,348 |
| Qualified XII (1.40) | 50,145.513 | 18.61 | 933,208 |
| Qualified XII (1.45) | 7,191.478 | 18.54 | 133,330 |
| Qualified XII (1.50) | 10,138.312 | 18.48 | 187,356 |
| Qualified XV | 17,446.663 | 19.18 | 334,627 |
| Qualified XVI | 104,260.931 | 18.48 | 1,926,742 |
| Qualified XVII | 21,962.906 | 18.79 | 412,683 |
| Qualified XVIII | 27,288.132 | 18.79 | 512,744 |
| Qualified XXI | 56,916.960 | 19.34 | 1,100,774 |
| Qualified XXIV | 166,285.439 | 19.23 | 3,197,669 |
| Qualified XXV | 98,232.505 | 19.32 | 1,897,852 |
| Qualified XXVI | 32,925.313 | 19.20 | 632,166 |
| Qualified XXVII | 1,675,767.493 | 19.78 | 33,146,681 |
| Qualified XXVIII | 1,146,578.184 | 19.71 | 22,599,056 |
| Qualified XXXII | 15,226.707 | 11.72 | 178,457 |
| Qualified XXXIII (0.65) | 2,316.446 | 13.62 | 31,550 |
| Qualified XXXIV (0.60) | 23,444.124 | 20.08 | 470,758 |
| | 18,763,982.011 | | $ 361,470,315 |
| | | | |
| **ING VP Index Plus SmallCap** | | | |
| Currently payable annuity contracts: | | | $ 594,096 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 3,463.783 | $ 11.79 | 40,838 |
| ING MAP PLUS NP16 | 2,375.935 | 11.76 | 27,941 |
| ING MAP PLUS NP17 | 1,026.723 | 11.75 | 12,064 |
| ING MAP PLUS NP29 | 30.625 | 11.69 | 358 |
| ING MAP PLUS NP30 | 25.257 | 11.68 | 295 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap (continued)** | | | |
| ING MAP PLUS NP9 | 3,925.169 | $ 11.80 | $ 46,317 |
| Qualified VI | 3,206,207.143 | 14.70 | 47,131,245 |
| Qualified VIII | 809.190 | 14.69 | 11,887 |
| Qualified X (1.15) | 62,756.216 | 14.80 | 928,792 |
| Qualified X (1.25) | 310,165.714 | 14.70 | 4,559,436 |
| Qualified XII (0.00) | 23,271.662 | 14.68 | 341,628 |
| Qualified XII (0.05) | 196,547.582 | 15.30 | 3,007,178 |
| Qualified XII (0.25) | 195,697.797 | 16.34 | 3,197,702 |
| Qualified XII (0.30) | 76,283.732 | 16.29 | 1,242,662 |
| Qualified XII (0.45) | 91,919.963 | 16.13 | 1,482,669 |
| Qualified XII (0.55) | 36,942.947 | 16.02 | 591,826 |
| Qualified XII (0.60) | 228,857.483 | 15.97 | 3,654,854 |
| Qualified XII (0.65) | 31,742.426 | 15.91 | 505,022 |
| Qualified XII (0.70) | 172,604.351 | 15.86 | 2,737,505 |
| Qualified XII (0.75) | 210,974.130 | 15.81 | 3,335,501 |
| Qualified XII (0.80) | 1,240,295.313 | 15.15 | 18,790,474 |
| Qualified XII (0.85) | 338,780.331 | 15.10 | 5,115,583 |
| Qualified XII (0.90) | 14,247.973 | 15.05 | 214,432 |
| Qualified XII (0.95) | 241,959.133 | 15.00 | 3,629,387 |
| Qualified XII (1.00) | 1,031,397.458 | 14.95 | 15,419,392 |
| Qualified XII (1.05) | 63,033.960 | 14.90 | 939,206 |
| Qualified XII (1.10) | 50,781.886 | 14.85 | 754,111 |
| Qualified XII (1.15) | 70,347.500 | 14.80 | 1,041,143 |
| Qualified XII (1.20) | 10,934.373 | 14.75 | 161,282 |
| Qualified XII (1.25) | 67,253.606 | 14.70 | 988,628 |
| Qualified XII (1.30) | 627.167 | 14.65 | 9,188 |
| Qualified XII (1.35) | 4,882.945 | 14.60 | 71,291 |
| Qualified XII (1.40) | 21,397.938 | 14.55 | 311,340 |
| Qualified XII (1.45) | 2,460.759 | 14.50 | 35,681 |
| Qualified XII (1.50) | 2,041.730 | 14.45 | 29,503 |
| Qualified XV | 18,176.933 | 15.00 | 272,654 |
| Qualified XVI | 68,874.810 | 14.45 | 995,241 |
| Qualified XVII | 20,764.150 | 14.70 | 305,233 |
| Qualified XVIII | 43,727.211 | 14.70 | 642,790 |
| Qualified XXI | 20,569.511 | 15.12 | 311,011 |
| Qualified XXIV | 91,647.872 | 15.04 | 1,378,384 |
| Qualified XXV | 61,798.213 | 15.11 | 933,771 |
| Qualified XXVI | 16,039.507 | 15.01 | 240,753 |
| Qualified XXVII | 1,155,530.590 | 15.43 | 17,829,837 |
| Qualified XXVIII | 919,885.175 | 15.38 | 14,147,834 |
| Qualified XXXII | 14,044.508 | 12.29 | 172,607 |
| Qualified XXXIII (0.65) | 2,853.899 | 14.62 | 41,724 |
| Qualified XXXIV (0.60) | 15,909.017 | 15.97 | 254,067 |
| | 10,465,891.296 | | $ 158,486,363 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Equity** | | | |
| Currently payable annuity contracts: | | | $ 22,589 |
| Contracts in accumulation period: | | | |
| Qualified VI | 632,047.296 | $ 9.43 | 5,960,206 |
| Qualified VIII | 13.044 | 9.43 | 123 |
| Qualified X (1.15) | 6,359.052 | 9.50 | 60,411 |
| Qualified X (1.25) | 95,073.595 | 9.43 | 896,544 |
| Qualified XII (0.05) | 2,322.302 | 9.82 | 22,805 |
| Qualified XII (0.15) | 2,379.279 | 11.10 | 26,410 |
| Qualified XII (0.25) | 30,978.942 | 9.83 | 304,523 |
| Qualified XII (0.30) | 12,311.747 | 9.79 | 120,532 |
| Qualified XII (0.40) | 97,452.865 | 9.95 | 969,656 |
| Qualified XII (0.45) | 24,599.485 | 9.70 | 238,615 |
| Qualified XII (0.55) | 2,141.640 | 9.63 | 20,624 |
| Qualified XII (0.60) | 43,987.295 | 10.94 | 481,221 |
| Qualified XII (0.65) | 6,968.338 | 9.57 | 66,687 |
| Qualified XII (0.70) | 52,188.574 | 9.54 | 497,879 |
| Qualified XII (0.75) | 12,622.082 | 9.51 | 120,036 |
| Qualified XII (0.80) | 67,801.954 | 9.72 | 659,035 |
| Qualified XII (0.85) | 86,698.865 | 9.69 | 840,112 |
| Qualified XII (0.90) | 1,493.685 | 9.66 | 14,429 |
| Qualified XII (0.95) | 47,928.898 | 9.62 | 461,076 |
| Qualified XII (1.00) | 105,850.678 | 9.59 | 1,015,108 |
| Qualified XII (1.05) | 15,207.426 | 9.56 | 145,383 |
| Qualified XII (1.10) | 11,277.019 | 9.53 | 107,470 |
| Qualified XII (1.15) | 7,408.316 | 9.50 | 70,379 |
| Qualified XII (1.20) | 1,712.896 | 9.46 | 16,204 |
| Qualified XII (1.25) | 14,063.945 | 9.43 | 132,623 |
| Qualified XII (1.35) | 703.522 | 9.37 | 6,592 |
| Qualified XII (1.40) | 6,564.989 | 9.34 | 61,317 |
| Qualified XII (1.45) | 45.865 | 9.31 | 427 |
| Qualified XII (1.50) | 1,832.759 | 9.28 | 17,008 |
| Qualified XV | 2,344.387 | 9.62 | 22,553 |
| Qualified XVI | 13,835.561 | 9.28 | 128,394 |
| Qualified XVIII | 6,874.019 | 9.43 | 64,822 |
| Qualified XXI | 6,370.442 | 9.71 | 61,857 |
| Qualified XXIV | 22,318.963 | 9.65 | 215,378 |
| Qualified XXV | 12,019.485 | 9.70 | 116,589 |
| Qualified XXVI | 382.243 | 9.63 | 3,681 |
| Qualified XXVII | 54,101.937 | 6.71 | 363,024 |
| Qualified XXXII | 465.928 | 12.18 | 5,675 |
| Qualified XXXIV (0.60) | 202.285 | 10.94 | 2,213 |
| | 1,508,951.603 | | $ 14,340,210 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company** | | | |
| Currently payable annuity contracts: | | | $ 484,755 |
| Contracts in accumulation period: | | | |
| Qualified V | 320.822 | $ 21.90 | 7,026 |
| Qualified VI | 2,636,926.477 | 22.17 | 58,460,660 |
| Qualified VIII | 1,103.701 | 22.16 | 24,458 |
| Qualified X (1.15) | 39,059.418 | 22.35 | 872,978 |
| Qualified X (1.25) | 316,370.636 | 22.17 | 7,013,937 |
| Qualified XII (0.00) | 30,744.783 | 12.46 | 383,080 |
| Qualified XII (0.05) | 36,192.225 | 23.15 | 837,850 |
| Qualified XII (0.25) | 118,229.364 | 15.87 | 1,876,300 |
| Qualified XII (0.30) | 80,997.217 | 15.81 | 1,280,566 |
| Qualified XII (0.40) | 219,573.114 | 23.47 | 5,153,381 |
| Qualified XII (0.45) | 91,184.228 | 15.66 | 1,427,945 |
| Qualified XII (0.55) | 57,476.864 | 15.56 | 894,340 |
| Qualified XII (0.60) | 274,222.452 | 15.50 | 4,250,448 |
| Qualified XII (0.65) | 41,749.320 | 15.45 | 645,027 |
| Qualified XII (0.70) | 279,249.221 | 15.40 | 4,300,438 |
| Qualified XII (0.75) | 522,075.114 | 15.35 | 8,013,853 |
| Qualified XII (0.80) | 1,718,729.595 | 16.32 | 28,049,667 |
| Qualified XII (0.85) | 270,368.124 | 22.87 | 6,183,319 |
| Qualified XII (0.90) | 21,355.063 | 15.80 | 337,410 |
| Qualified XII (0.95) | 138,534.068 | 22.69 | 3,143,338 |
| Qualified XII (1.00) | 980,499.204 | 22.61 | 22,169,087 |
| Qualified XII (1.05) | 95,884.458 | 22.52 | 2,159,318 |
| Qualified XII (1.10) | 52,216.095 | 22.43 | 1,171,207 |
| Qualified XII (1.15) | 87,891.499 | 22.35 | 1,964,375 |
| Qualified XII (1.20) | 16,679.874 | 22.26 | 371,294 |
| Qualified XII (1.25) | 38,793.775 | 22.17 | 860,058 |
| Qualified XII (1.30) | 7,599.683 | 22.09 | 167,877 |
| Qualified XII (1.35) | 2,134.727 | 22.00 | 46,964 |
| Qualified XII (1.40) | 26,280.155 | 21.92 | 576,061 |
| Qualified XII (1.45) | 2,451.214 | 21.83 | 53,510 |
| Qualified XII (1.50) | 5,623.402 | 21.75 | 122,309 |
| Qualified XV | 9,937.990 | 22.69 | 225,493 |
| Qualified XVI | 58,199.356 | 21.75 | 1,265,836 |
| Qualified XVII | 8,472.215 | 22.17 | 187,829 |
| Qualified XVIII | 14,215.547 | 22.77 | 323,688 |
| Qualified XXI | 26,937.222 | 22.89 | 616,593 |
| Qualified XXIV | 79,181.047 | 22.74 | 1,800,577 |
| Qualified XXV | 43,219.789 | 22.79 | 984,979 |
| Qualified XXVI | 10,561.324 | 22.65 | 239,214 |
| Qualified XXVII | 519,293.557 | 11.02 | 5,722,615 |
| Qualified XXVIII | 56,367.292 | 11.74 | 661,752 |
| Qualified XXXII | 15,288.552 | 11.53 | 176,277 |
| Qualified XXXIII (0.65) | 367.688 | 12.41 | 4,563 |
| Qualified XXXIV (0.60) | 17,191.484 | 15.50 | 266,468 |
| | 9,069,748.955 | | $ 175,778,720 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 216.151 | $ 17.77 | $ 3,841 |
| Qualified VI | 1,889,964.944 | 18.00 | 34,019,369 |
| Qualified VIII | 644.691 | 17.99 | 11,598 |
| Qualified X (1.15) | 41,012.900 | 18.14 | 743,974 |
| Qualified X (1.25) | 190,637.778 | 18.00 | 3,431,480 |
| Qualified XII (0.00) | 32,286.494 | 9.70 | 313,179 |
| Qualified XII (0.05) | 5,534.593 | 18.79 | 103,995 |
| Qualified XII (0.25) | 190,743.622 | 12.70 | 2,422,444 |
| Qualified XII (0.30) | 53,494.234 | 12.66 | 677,237 |
| Qualified XII (0.45) | 21,558.419 | 12.53 | 270,127 |
| Qualified XII (0.55) | 186,341.124 | 12.45 | 2,319,947 |
| Qualified XII (0.60) | 166,604.754 | 12.41 | 2,067,565 |
| Qualified XII (0.65) | 15,981.406 | 12.37 | 197,690 |
| Qualified XII (0.70) | 248,943.147 | 12.33 | 3,069,469 |
| Qualified XII (0.75) | 344,181.123 | 12.29 | 4,229,986 |
| Qualified XII (0.80) | 635,659.377 | 13.49 | 8,575,045 |
| Qualified XII (0.85) | 235,565.949 | 18.56 | 4,372,104 |
| Qualified XII (0.90) | 21,027.321 | 13.14 | 276,299 |
| Qualified XII (0.95) | 149,673.833 | 18.42 | 2,756,992 |
| Qualified XII (1.00) | 798,182.670 | 18.35 | 14,646,652 |
| Qualified XII (1.05) | 63,731.455 | 18.28 | 1,165,011 |
| Qualified XII (1.10) | 36,914.717 | 18.21 | 672,217 |
| Qualified XII (1.15) | 54,581.863 | 18.14 | 990,115 |
| Qualified XII (1.20) | 30,067.239 | 18.07 | 543,315 |
| Qualified XII (1.25) | 32,827.111 | 18.00 | 590,888 |
| Qualified XII (1.30) | 7,191.634 | 17.93 | 128,946 |
| Qualified XII (1.35) | 2,965.398 | 17.86 | 52,962 |
| Qualified XII (1.40) | 15,601.855 | 17.79 | 277,557 |
| Qualified XII (1.45) | 1,021.050 | 17.72 | 18,093 |
| Qualified XII (1.50) | 3,315.807 | 17.65 | 58,524 |
| Qualified XV | 3,011.835 | 18.42 | 55,478 |
| Qualified XVI | 33,789.632 | 17.65 | 596,387 |
| Qualified XVII | 9,238.445 | 18.00 | 166,292 |
| Qualified XVIII | 7,420.617 | 18.48 | 137,133 |
| Qualified XXI | 25,183.845 | 18.57 | 467,664 |
| Qualified XXIV | 41,035.807 | 18.46 | 757,521 |
| Qualified XXV | 31,547.946 | 18.50 | 583,637 |
| Qualified XXVI | 8,121.382 | 18.38 | 149,271 |
| Qualified XXVII | 817,816.837 | 13.72 | 11,220,447 |
| Qualified XXVIII | 509,358.742 | 13.67 | 6,962,934 |
| Qualified XXXII | 7,239.399 | 11.32 | 81,950 |
| Qualified XXXIII (0.65) | 23.913 | 9.66 | 231 |
| Qualified XXXIV (0.60) | 14,748.187 | 12.41 | 183,025 |
| | 6,985,009.246 | | $ 110,368,591 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Financial Services** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 8,717.177 | $ 11.12 | $ 96,935 |
| Qualified X (1.25) | 34.266 | 11.44 | 392 |
| Qualified XII (0.75) | 0.179 | 11.16 | 2 |
| Qualified XII (0.80) | 1,477.778 | 11.16 | 16,492 |
| Qualified XII (0.85) | 933.364 | 11.15 | 10,407 |
| Qualified XII (0.95) | 9.686 | 11.15 | 108 |
| Qualified XII (1.00) | 5,499.461 | 11.14 | 61,264 |
| Qualified XII (1.05) | 156.822 | 11.14 | 1,747 |
| Qualified XII (1.25) | 523.112 | 11.12 | 5,817 |
| Qualified XXIV | 117.445 | 11.35 | 1,333 |
| | 17,469.290 | | $ 194,497 |
| | | | |
| **ING VP International Value** | | | |
| Currently payable annuity contracts: | | | $ 287,214 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 1,297.920 | $ 11.54 | 14,978 |
| ING MAP PLUS NP26 | 6.527 | 11.49 | 75 |
| ING MAP PLUS NP27 | 25.849 | 11.49 | 297 |
| ING MAP PLUS NP7 | 515.703 | 11.59 | 5,977 |
| Qualified V | 6,256.525 | 11.80 | 73,827 |
| Qualified VI | 845,792.080 | 11.87 | 10,039,552 |
| Qualified X (1.15) | 24,052.897 | 11.91 | 286,470 |
| Qualified X (1.25) | 183,335.973 | 11.87 | 2,176,198 |
| Qualified XII (0.30) | 10,661.746 | 12.26 | 130,713 |
| Qualified XII (0.40) | 75,769.721 | 12.22 | 925,906 |
| Qualified XII (0.45) | 4,546.885 | 12.20 | 55,472 |
| Qualified XII (0.55) | 25,881.744 | 12.16 | 314,722 |
| Qualified XII (0.60) | 11,159.852 | 12.13 | 135,369 |
| Qualified XII (0.65) | 23,580.347 | 12.11 | 285,558 |
| Qualified XII (0.70) | 61,310.836 | 12.09 | 741,248 |
| Qualified XII (0.75) | 390,089.809 | 12.07 | 4,708,384 |
| Qualified XII (0.80) | 359,887.137 | 12.05 | 4,336,640 |
| Qualified XII (0.85) | 68,875.312 | 12.03 | 828,570 |
| Qualified XII (0.90) | 1,708.327 | 12.01 | 20,517 |
| Qualified XII (0.95) | 66,697.081 | 11.99 | 799,698 |
| Qualified XII (1.00) | 2,256,852.966 | 11.97 | 27,014,530 |
| Qualified XII (1.05) | 25,396.067 | 11.95 | 303,483 |
| Qualified XII (1.10) | 20,979.631 | 11.93 | 250,287 |
| Qualified XII (1.15) | 64,416.037 | 11.91 | 767,195 |
| Qualified XII (1.20) | 3,068.965 | 11.89 | 36,490 |
| Qualified XII (1.25) | 12,651.980 | 11.87 | 150,179 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value (continued)** | | | |
| | | | |
| Qualified XII (1.30) | 1,541.941 | $ 11.85 | $ 18,272 |
| Qualified XII (1.35) | 937.394 | 11.82 | 11,080 |
| Qualified XII (1.40) | 5,529.746 | 11.80 | 65,251 |
| Qualified XII (1.45) | 866.723 | 11.78 | 10,210 |
| Qualified XII (1.50) | 1,088.520 | 11.76 | 12,801 |
| Qualified XV | 7,220.934 | 11.99 | 86,579 |
| Qualified XVI | 12,453.316 | 11.76 | 146,451 |
| Qualified XVII | 2,461.921 | 11.87 | 29,223 |
| Qualified XVIII | 15,740.522 | 11.87 | 186,840 |
| Qualified XXI | 3,691.784 | 12.05 | 44,486 |
| Qualified XXIV | 39,381.198 | 12.02 | 473,362 |
| Qualified XXV | 10,472.030 | 12.12 | 126,921 |
| Qualified XXVI | 2,898.917 | 12.01 | 34,816 |
| Qualified XXVIII | 167,823.331 | 13.33 | 2,237,085 |
| Qualified XXXII | 972.309 | 12.17 | 11,833 |
| Qualified XXXIII (0.65) | 11,146.390 | 12.05 | 134,314 |
| Qualified XXXIV (0.60) | 4,962.490 | 12.13 | 60,195 |
| | 4,834,007.383 | | $ 58,379,268 |
| | | | |
| **ING VP MagnaCap** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 100,037.710 | $ 9.52 | $ 952,359 |
| Qualified XII (0.60) | 125.000 | 9.68 | 1,210 |
| Qualified XII (0.65) | 226.577 | 9.67 | 2,191 |
| Qualified XII (0.70) | 253.106 | 9.66 | 2,445 |
| Qualified XII (0.80) | 3,823.883 | 9.63 | 36,824 |
| Qualified XII (0.85) | 21,790.541 | 9.62 | 209,625 |
| Qualified XII (0.90) | 243.496 | 9.61 | 2,340 |
| Qualified XII (0.95) | 6,188.425 | 9.59 | 59,347 |
| Qualified XII (1.00) | 26,072.338 | 9.58 | 249,773 |
| Qualified XII (1.05) | 2,470.846 | 9.57 | 23,646 |
| Qualified XII (1.10) | 831.727 | 9.55 | 7,943 |
| Qualified XII (1.15) | 1,382.809 | 9.54 | 13,192 |
| Qualified XII (1.20) | 87.618 | 9.53 | 835 |
| Qualified XII (1.25) | 2,700.421 | 9.52 | 25,708 |
| Qualified XII (1.35) | 304.110 | 9.49 | 2,886 |
| Qualified XII (1.40) | 143.777 | 9.48 | 1,363 |
| Qualified XII (1.45) | 4.863 | 9.46 | 46 |
| Qualified XII (1.50) | 791.006 | 9.45 | 7,475 |
| Qualified XVI | 239.683 | 9.45 | 2,265 |
| Qualified XXI | 1,186.812 | 9.63 | 11,429 |
| Qualified XXIV | 11,770.582 | 9.62 | 113,233 |
| Qualified XXV | 2,125.310 | 9.68 | 20,573 |
| Qualified XXVI | 106.451 | 9.61 | 1,023 |
| Qualified XXXIV (0.60) | 22.624 | 9.68 | 219 |
| | 182,929.715 | | $ 1,747,950 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 250,795.136 | $    10.28 | $    2,578,174 |
| Qualified X (1.15) | 10,821.317 | 10.32 | 111,676 |
| Qualified X (1.25) | 41,747.665 | 10.28 | 429,166 |
| Qualified XII (0.55) | 15,350.142 | 10.53 | 161,637 |
| Qualified XII (0.60) | 2,965.442 | 11.43 | 33,895 |
| Qualified XII (0.65) | 2,002.667 | 10.50 | 21,028 |
| Qualified XII (0.70) | 7,440.362 | 10.48 | 77,975 |
| Qualified XII (0.75) | 2,680.497 | 10.46 | 28,038 |
| Qualified XII (0.80) | 44,281.130 | 10.44 | 462,295 |
| Qualified XII (0.85) | 14,596.929 | 10.42 | 152,100 |
| Qualified XII (0.90) | 793.948 | 10.41 | 8,265 |
| Qualified XII (0.95) | 36,782.291 | 10.39 | 382,168 |
| Qualified XII (1.00) | 48,115.911 | 10.37 | 498,962 |
| Qualified XII (1.05) | 6,323.961 | 10.35 | 65,453 |
| Qualified XII (1.10) | 6,064.216 | 10.34 | 62,704 |
| Qualified XII (1.15) | 857.074 | 10.32 | 8,845 |
| Qualified XII (1.20) | 761.359 | 10.30 | 7,842 |
| Qualified XII (1.25) | 5,605.447 | 10.28 | 57,624 |
| Qualified XII (1.30) | 29.727 | 10.26 | 305 |
| Qualified XII (1.35) | 310.830 | 10.25 | 3,186 |
| Qualified XII (1.40) | 2,400.880 | 10.23 | 24,561 |
| Qualified XII (1.45) | 1,227.522 | 10.21 | 12,533 |
| Qualified XII (1.50) | 592.738 | 10.19 | 6,040 |
| Qualified XV | 82.194 | 10.39 | 854 |
| Qualified XVI | 6,239.254 | 10.19 | 63,578 |
| Qualified XVIII | 4,041.245 | 10.28 | 41,544 |
| Qualified XXI | 3,321.456 | 10.44 | 34,676 |
| Qualified XXIV | 11,118.138 | 10.42 | 115,851 |
| Qualified XXV | 4,921.619 | 10.50 | 51,677 |
| Qualified XXVI | 1,494.237 | 10.41 | 15,555 |
| Qualified XXXIV (0.60) | 2,408.399 | 11.43 | 27,528 |
| | 536,173.733 | | $    5,545,735 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Real Estate** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 659,404.899 | $ 13.88 | $ 9,152,540 |
| Qualified X (1.15) | 5,823.542 | 13.89 | 80,889 |
| Qualified X (1.25) | 41,062.968 | 13.88 | 569,954 |
| Qualified XII (0.55) | 545.018 | 13.95 | 7,603 |
| Qualified XII (0.65) | 65.208 | 13.94 | 909 |
| Qualified XII (0.70) | 2,923.960 | 13.94 | 40,760 |
| Qualified XII (0.75) | 1,342.140 | 13.93 | 18,696 |
| Qualified XII (0.80) | 610,444.006 | 13.93 | 8,503,485 |
| Qualified XII (0.85) | 21,014.224 | 13.92 | 292,518 |
| Qualified XII (0.90) | 108.333 | 13.92 | 1,508 |
| Qualified XII (0.95) | 18,544.285 | 13.91 | 257,951 |
| Qualified XII (1.00) | 341,616.391 | 13.91 | 4,751,884 |
| Qualified XII (1.05) | 9,097.338 | 13.90 | 126,453 |
| Qualified XII (1.10) | 3,096.978 | 13.90 | 43,048 |
| Qualified XII (1.15) | 10,565.443 | 13.89 | 146,754 |
| Qualified XII (1.20) | 290.857 | 13.89 | 4,040 |
| Qualified XII (1.25) | 3,731.484 | 13.88 | 51,793 |
| Qualified XII (1.30) | 467.507 | 13.88 | 6,489 |
| Qualified XII (1.35) | 29.560 | 13.87 | 410 |
| Qualified XII (1.40) | 1,375.703 | 13.87 | 19,081 |
| Qualified XII (1.45) | 0.216 | 13.87 | 3 |
| Qualified XII (1.50) | 855.484 | 13.86 | 11,857 |
| Qualified XVI | 2,647.403 | 13.86 | 36,693 |
| Qualified XVIII | 3,202.522 | 13.88 | 44,451 |
| Qualified XXIV | 84,960.456 | 13.58 | 1,153,763 |
| Qualified XXVII | 135,857.512 | 13.91 | 1,889,778 |
| Qualified XXXII | 838.400 | 13.88 | 11,637 |
| | 1,959,911.837 | | $ 27,224,947 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 128.591 | $ 7.38 | $ 949 |
| Qualified VI | 261,279.650 | 7.42 | 1,938,695 |
| Qualified VIII | 126.415 | 7.42 | 938 |
| Qualified X (1.25) | 55,719.677 | 7.42 | 413,440 |
| Qualified XII (0.40) | 78,599.345 | 7.64 | 600,499 |
| Qualified XII (0.45) | 10,727.655 | 7.63 | 81,852 |
| Qualified XII (0.55) | 354,764.079 | 7.60 | 2,696,207 |
| Qualified XII (0.60) | 5,796.906 | 8.08 | 46,839 |
| Qualified XII (0.65) | 9,229.156 | 7.58 | 69,957 |
| Qualified XII (0.70) | 14,063.889 | 7.56 | 106,323 |
| Qualified XII (0.75) | 52,532.583 | 7.55 | 396,621 |
| Qualified XII (0.80) | 55,768.303 | 7.54 | 420,493 |
| Qualified XII (0.85) | 14,721.675 | 7.52 | 110,707 |
| Qualified XII (0.90) | 309.854 | 7.51 | 2,327 |
| Qualified XII (0.95) | 10,741.334 | 7.50 | 80,560 |
| Qualified XII (1.00) | 86,221.391 | 7.48 | 644,936 |
| Qualified XII (1.05) | 6,479.116 | 7.47 | 48,399 |
| Qualified XII (1.10) | 4,123.726 | 7.46 | 30,763 |
| Qualified XII (1.15) | 1,799.731 | 7.45 | 13,408 |
| Qualified XII (1.20) | 2,396.904 | 7.43 | 17,809 |
| Qualified XII (1.25) | 8,829.919 | 7.42 | 65,518 |
| Qualified XII (1.35) | 638.566 | 7.39 | 4,719 |
| Qualified XII (1.40) | 3,099.593 | 7.38 | 22,875 |
| Qualified XII (1.45) | 293.623 | 7.37 | 2,164 |
| Qualified XII (1.50) | 1,646.060 | 7.36 | 12,115 |
| Qualified XV | 471.333 | 7.50 | 3,535 |
| Qualified XVI | 8,595.517 | 7.36 | 63,263 |
| Qualified XVIII | 5,768.059 | 7.42 | 42,799 |
| Qualified XXI | 722.679 | 7.54 | 5,449 |
| Qualified XXIV | 16,951.064 | 7.52 | 127,472 |
| Qualified XXV | 11,772.691 | 7.58 | 89,237 |
| Qualified XXVI | 1,234.088 | 7.51 | 9,268 |
| Qualified XXXIV (0.60) | 969.554 | 8.08 | 7,834 |
| | 1,086,522.726 | | $ 8,177,970 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,983.542 | $ 12.76 | $ 38,070 |
| ING MAP PLUS NP15 | 69.835 | 12.73 | 889 |
| ING MAP PLUS NP16 | 3,267.479 | 12.73 | 41,595 |
| ING MAP PLUS NP17 | 2,494.340 | 12.72 | 31,728 |
| ING MAP PLUS NP19 | 1,174.665 | 12.71 | 14,930 |
| ING MAP PLUS NP22 | 12,136.249 | 12.69 | 154,009 |
| ING MAP PLUS NP30 | 77.944 | 12.65 | 986 |
| | 22,204.054 | | $ 282,207 |
| | | | |
| **Janus Advisor Series Balanced** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 8.071 | $ 11.40 | $ 92 |
| | 8.071 | | $ 92 |
| | | | |
| **Janus Aspen Balanced** | | | |
| Currently payable annuity contracts: | | | $ 258,468 |
| Contracts in accumulation period: | | | |
| Qualified V | 761.214 | $ 24.88 | 18,939 |
| Qualified VI | 5,950,152.890 | 25.26 | 150,300,862 |
| Qualified VIII | 4,110.618 | 25.24 | 103,752 |
| Qualified X (1.15) | 78,493.538 | 26.46 | 2,076,939 |
| Qualified X (1.25) | 712,694.964 | 26.21 | 18,679,735 |
| Qualified XII (0.05) | 59,741.326 | 26.40 | 1,577,171 |
| Qualified XII (0.15) | 105,721.652 | 11.50 | 1,215,799 |
| Qualified XII (0.25) | 311,111.355 | 15.94 | 4,959,115 |
| Qualified XII (0.30) | 148,874.055 | 15.88 | 2,364,120 |
| Qualified XII (0.40) | 531,902.011 | 23.87 | 12,696,501 |
| Qualified XII (0.45) | 553,170.502 | 15.73 | 8,701,372 |
| Qualified XII (0.55) | 474,298.655 | 15.62 | 7,408,545 |
| Qualified XII (0.60) | 33,226.332 | 15.57 | 517,334 |
| Qualified XII (0.65) | 58,434.343 | 15.52 | 906,901 |
| Qualified XII (0.70) | 483,683.581 | 15.47 | 7,482,585 |
| Qualified XII (0.75) | 807,820.882 | 15.42 | 12,456,598 |
| Qualified XII (0.80) | 843,134.136 | 16.61 | 14,004,458 |
| Qualified XII (0.85) | 493,644.588 | 23.28 | 11,492,046 |
| Qualified XII (0.90) | 37,701.421 | 16.18 | 610,009 |
| Qualified XII (0.95) | 360,479.333 | 23.08 | 8,319,863 |
| Qualified XII (1.00) | 1,730,560.400 | 22.98 | 39,768,278 |
| Qualified XII (1.05) | 259,170.367 | 22.88 | 5,929,818 |
| Qualified XII (1.10) | 161,442.494 | 22.78 | 3,677,660 |
| Qualified XII (1.15) | 99,264.771 | 22.68 | 2,251,325 |
| Qualified XII (1.20) | 40,486.670 | 22.58 | 914,189 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Balanced (continued)** | | | |
| Qualified XII (1.25) | 107,355.047 | $ 22.49 | $ 2,414,415 |
| Qualified XII (1.30) | 8,067.352 | 22.39 | 180,628 |
| Qualified XII (1.35) | 17,913.863 | 22.29 | 399,300 |
| Qualified XII (1.40) | 56,849.549 | 22.20 | 1,262,060 |
| Qualified XII (1.45) | 5,603.710 | 22.10 | 123,842 |
| Qualified XII (1.50) | 7,456.111 | 22.01 | 164,109 |
| Qualified XV | 16,292.697 | 25.88 | 421,655 |
| Qualified XVI | 135,065.927 | 24.77 | 3,345,583 |
| Qualified XVII | 5,992.636 | 25.26 | 151,374 |
| Qualified XVIII | 25,860.969 | 26.21 | 677,816 |
| Qualified XXI | 53,775.930 | 26.09 | 1,403,014 |
| Qualified XXIV | 141,346.540 | 23.12 | 3,267,932 |
| Qualified XXV | 177,086.550 | 25.80 | 4,568,833 |
| Qualified XXVI | 24,726.609 | 25.63 | 633,743 |
| Qualified XXVII | 1,025,397.813 | 10.06 | 10,315,502 |
| Qualified XXXII | 39,137.603 | 10.93 | 427,774 |
| Qualified XXXIII (0.65) | 4,920.943 | 11.46 | 56,394 |
| Qualified XXXIV (0.60) | 541,868.337 | 15.57 | 8,436,890 |
| | 16,734,800.284 | | $ 356,943,246 |
| | | | |
| **Janus Aspen Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 37,576.369 | $ 11.51 | $ 432,504 |
| Qualified XVIII | 2,807.124 | 11.51 | 32,310 |
| Qualified XXVII | 324,385.147 | 8.55 | 2,773,493 |
| | 364,768.640 | | $ 3,238,307 |
| | | | |
| **Janus Aspen Flexible Income** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 333.698 | $ 20.09 | $ 6,704 |
| Qualified VI | 1,416,300.000 | 20.42 | 28,920,846 |
| Qualified VIII | 200.833 | 20.41 | 4,099 |
| Qualified X (1.15) | 11,783.370 | 13.83 | 162,964 |
| Qualified X (1.25) | 176,770.888 | 13.74 | 2,428,832 |
| Qualified XII (0.05) | 15,602.810 | 21.35 | 333,120 |
| Qualified XII (0.15) | 15,138.386 | 12.27 | 185,748 |
| Qualified XII (0.25) | 90,318.853 | 14.64 | 1,322,268 |
| Qualified XII (0.30) | 130,922.260 | 14.60 | 1,911,465 |
| Qualified XII (0.40) | 173,296.632 | 18.11 | 3,138,402 |
| Qualified XII (0.45) | 92,521.868 | 14.45 | 1,336,941 |
| Qualified XII (0.55) | 65,115.877 | 14.36 | 935,064 |
| Qualified XII (0.60) | 105,125.227 | 14.31 | 1,504,342 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Flexible Income (continued)** | | | |
| Qualified XII (0.65) | 48,954.979 | $ 14.26 | $ 698,098 |
| Qualified XII (0.70) | 239,641.561 | 14.22 | 3,407,703 |
| Qualified XII (0.75) | 263,604.305 | 14.17 | 3,735,273 |
| Qualified XII (0.80) | 273,284.050 | 14.42 | 3,940,756 |
| Qualified XII (0.85) | 196,824.689 | 17.66 | 3,475,924 |
| Qualified XII (0.90) | 10,368.877 | 14.33 | 148,586 |
| Qualified XII (0.95) | 146,978.584 | 17.51 | 2,573,595 |
| Qualified XII (1.00) | 591,157.970 | 17.44 | 10,309,795 |
| Qualified XII (1.05) | 63,822.235 | 17.36 | 1,107,954 |
| Qualified XII (1.10) | 94,388.953 | 17.29 | 1,631,985 |
| Qualified XII (1.15) | 22,338.699 | 17.21 | 384,449 |
| Qualified XII (1.20) | 19,865.636 | 17.14 | 340,497 |
| Qualified XII (1.25) | 36,460.141 | 17.06 | 622,010 |
| Qualified XII (1.30) | 1,801.765 | 16.99 | 30,612 |
| Qualified XII (1.35) | 8,609.515 | 16.92 | 145,673 |
| Qualified XII (1.40) | 23,430.404 | 16.84 | 394,568 |
| Qualified XII (1.45) | 3,732.260 | 16.77 | 62,590 |
| Qualified XII (1.50) | 4,474.132 | 16.70 | 74,718 |
| Qualified XV | 10,709.273 | 20.92 | 224,038 |
| Qualified XVI | 33,591.613 | 20.03 | 672,840 |
| Qualified XVII | 2,896.719 | 20.42 | 59,151 |
| Qualified XVIII | 5,387.845 | 13.74 | 74,029 |
| Qualified XXI | 15,752.417 | 21.10 | 332,376 |
| Qualified XXIV | 40,553.877 | 17.54 | 711,315 |
| Qualified XXV | 19,215.484 | 20.86 | 400,835 |
| Qualified XXVI | 10,197.251 | 20.73 | 211,389 |
| Qualified XXXII | 2,964.660 | 10.30 | 30,536 |
| Qualified XXXIII (0.65) | 1,008.994 | 12.23 | 12,340 |
| Qualified XXXIV (0.60) | 11,507.058 | 14.31 | 164,666 |
| | 4,496,954.648 | | $ 78,169,096 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Growth** | | | |
| Currently payable annuity contracts: | | | $ 359,229 |
| Contracts in accumulation period: | | | |
| Qualified I | 48.354 | $ 15.49 | 749 |
| Qualified V | 1,523.277 | 17.70 | 26,962 |
| Qualified VI | 4,180,956.936 | 17.95 | 75,048,177 |
| Qualified VIII | 2,805.070 | 17.95 | 50,351 |
| Qualified X (1.15) | 28,575.284 | 19.38 | 553,789 |
| Qualified X (1.25) | 437,330.625 | 19.20 | 8,396,748 |
| Qualified XII (0.05) | 21,325.320 | 18.76 | 400,063 |
| Qualified XII (0.15) | 79,740.498 | 9.63 | 767,901 |
| Qualified XII (0.25) | 215,724.815 | 10.80 | 2,329,828 |
| Qualified XII (0.30) | 144,418.942 | 10.77 | 1,555,392 |
| Qualified XII (0.40) | 379,229.957 | 16.29 | 6,177,656 |
| Qualified XII (0.45) | 143,345.497 | 10.66 | 1,528,063 |
| Qualified XII (0.55) | 62,609.821 | 10.59 | 663,038 |
| Qualified XII (0.60) | 381,881.517 | 10.55 | 4,028,850 |
| Qualified XII (0.65) | 69,913.403 | 10.52 | 735,489 |
| Qualified XII (0.70) | 605,402.195 | 10.48 | 6,344,615 |
| Qualified XII (0.75) | 295,205.933 | 10.45 | 3,084,902 |
| Qualified XII (0.80) | 720,882.199 | 11.46 | 8,261,310 |
| Qualified XII (0.85) | 493,053.023 | 15.88 | 7,829,682 |
| Qualified XII (0.90) | 49,287.161 | 11.06 | 545,116 |
| Qualified XII (0.95) | 225,860.698 | 15.75 | 3,557,306 |
| Qualified XII (1.00) | 989,902.806 | 15.68 | 15,521,676 |
| Qualified XII (1.05) | 147,917.873 | 15.61 | 2,308,998 |
| Qualified XII (1.10) | 124,258.585 | 15.55 | 1,932,221 |
| Qualified XII (1.15) | 55,355.685 | 15.48 | 856,906 |
| Qualified XII (1.20) | 11,320.247 | 15.41 | 174,445 |
| Qualified XII (1.25) | 54,886.766 | 15.34 | 841,963 |
| Qualified XII (1.30) | 5,193.521 | 15.28 | 79,357 |
| Qualified XII (1.35) | 6,770.085 | 15.21 | 102,973 |
| Qualified XII (1.40) | 30,587.525 | 15.15 | 463,401 |
| Qualified XII (1.45) | 1,147.480 | 15.08 | 17,304 |
| Qualified XII (1.50) | 9,887.616 | 15.02 | 148,512 |
| Qualified XV | 22,030.397 | 18.39 | 405,139 |
| Qualified XVI | 108,343.271 | 17.61 | 1,907,925 |
| Qualified XVII | 13,946.630 | 17.95 | 250,342 |
| Qualified XVIII | 21,896.719 | 19.20 | 420,417 |
| Qualified XXI | 68,970.135 | 18.55 | 1,279,396 |
| Qualified XXII | 264.316 | 18.72 | 4,948 |
| Qualified XXIV | 112,201.394 | 15.78 | 1,770,538 |
| Qualified XXV | 105,124.700 | 18.34 | 1,927,987 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Growth (continued)** | | | |
| | | | |
| Qualified XXVI | 22,146.323 | $ 18.22 | $ 403,506 |
| Qualified XXVII | 1,579,855.078 | 19.79 | 31,265,332 |
| Qualified XXVIII | 228,629.690 | 19.67 | 4,497,146 |
| Qualified XXXII | 35,849.338 | 10.58 | 379,286 |
| Qualified XXXIII (0.65) | 219.792 | 9.60 | 2,110 |
| Qualified XXXIV (0.60) | 27,871.469 | 10.55 | 294,044 |
| | 12,323,697.966 | | $ 199,501,088 |
| | | | |
| **Janus Aspen Mid Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified I | 41.156 | $ 14.87 | $ 612 |
| Qualified V | 877.390 | 20.92 | 18,355 |
| Qualified VI | 8,889,785.607 | 21.26 | 188,996,842 |
| Qualified VIII | 9,449.694 | 21.25 | 200,806 |
| Qualified X (1.15) | 23,824.843 | 20.73 | 493,889 |
| Qualified X (1.25) | 815,087.531 | 20.53 | 16,733,747 |
| Qualified XII (0.05) | 115,819.982 | 22.22 | 2,573,520 |
| Qualified XII (0.15) | 206,811.243 | 10.94 | 2,262,515 |
| Qualified XII (0.25) | 515,553.705 | 13.09 | 6,748,598 |
| Qualified XII (0.30) | 446,772.873 | 13.05 | 5,830,386 |
| Qualified XII (0.45) | 456,123.065 | 12.92 | 5,893,110 |
| Qualified XII (0.55) | 113,095.869 | 12.83 | 1,451,020 |
| Qualified XII (0.60) | 789,107.819 | 12.79 | 10,092,689 |
| Qualified XII (0.65) | 99,290.431 | 12.75 | 1,265,953 |
| Qualified XII (0.70) | 799,977.262 | 12.71 | 10,167,711 |
| Qualified XII (0.75) | 844,106.319 | 12.66 | 10,686,386 |
| Qualified XII (0.80) | 1,637,608.376 | 13.61 | 22,287,850 |
| Qualified XII (0.85) | 1,163,046.567 | 14.71 | 17,108,415 |
| Qualified XII (0.90) | 57,773.910 | 13.30 | 768,393 |
| Qualified XII (0.95) | 734,812.689 | 14.58 | 10,713,569 |
| Qualified XII (1.00) | 2,758,953.031 | 14.52 | 40,059,998 |
| Qualified XII (1.05) | 340,366.528 | 14.46 | 4,921,700 |
| Qualified XII (1.10) | 272,267.986 | 14.40 | 3,920,659 |
| Qualified XII (1.15) | 161,763.573 | 14.33 | 2,318,072 |
| Qualified XII (1.20) | 45,237.421 | 14.27 | 645,538 |
| Qualified XII (1.25) | 118,948.065 | 14.21 | 1,690,252 |
| Qualified XII (1.30) | 7,648.481 | 14.15 | 108,226 |
| Qualified XII (1.35) | 29,900.497 | 14.09 | 421,298 |
| Qualified XII (1.40) | 78,426.942 | 14.03 | 1,100,330 |
| Qualified XII (1.45) | 2,239.585 | 13.97 | 31,287 |
| Qualified XII (1.50) | 23,491.302 | 13.91 | 326,764 |
| Qualified XV | 65,531.221 | 21.78 | 1,427,270 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Mid Cap Growth (continued)** | | | |
| Qualified XVI | 209,514.094 | $ 20.86 | $ 4,370,464 |
| Qualified XVII | 27,191.392 | 21.26 | 578,089 |
| Qualified XVIII | 27,679.396 | 20.53 | 568,258 |
| Qualified XXI | 182,201.365 | 21.97 | 4,002,964 |
| Qualified XXII | 43.843 | 22.17 | 972 |
| Qualified XXIV | 370,418.960 | 14.61 | 5,411,821 |
| Qualified XXV | 267,172.882 | 21.72 | 5,802,995 |
| Qualified XXVI | 76,241.937 | 21.58 | 1,645,301 |
| Qualified XXVII | 2,256,189.603 | 24.72 | 55,773,007 |
| Qualified XXVIII | 289,261.986 | 24.57 | 7,107,167 |
| Qualified XXXII | 30,648.450 | 12.26 | 375,750 |
| Qualified XXXIV (0.60) | 112,053.245 | 12.79 | 1,433,161 |
| | 25,472,358.116 | | $ 458,335,709 |
| | | | |
| **Janus Aspen Worldwide Growth** | | | |
| Currently payable annuity contracts: | | | $ 519,898 |
| Contracts in accumulation period: | | | |
| Qualified V | 820.774 | $ 20.41 | 16,752 |
| Qualified VI | 8,351,236.138 | 20.56 | 171,701,415 |
| Qualified VIII | 8,624.500 | 20.49 | 176,716 |
| Qualified X (1.15) | 47,800.171 | 23.32 | 1,114,700 |
| Qualified X (1.25) | 806,681.334 | 23.09 | 18,626,272 |
| Qualified XII (0.05) | 86,381.200 | 21.49 | 1,856,332 |
| Qualified XII (0.15) | 125,431.118 | 9.48 | 1,189,087 |
| Qualified XII (0.25) | 683,019.029 | 10.51 | 7,178,530 |
| Qualified XII (0.30) | 213,825.954 | 10.48 | 2,240,896 |
| Qualified XII (0.40) | 383,966.872 | 17.87 | 6,861,488 |
| Qualified XII (0.45) | 691,100.675 | 10.37 | 7,166,714 |
| Qualified XII (0.55) | 163,286.699 | 10.30 | 1,681,853 |
| Qualified XII (0.60) | 790,819.766 | 10.27 | 8,121,719 |
| Qualified XII (0.65) | 108,910.058 | 10.24 | 1,115,239 |
| Qualified XII (0.70) | 1,004,140.785 | 10.20 | 10,242,236 |
| Qualified XII (0.75) | 995,706.785 | 10.17 | 10,126,338 |
| Qualified XII (0.80) | 1,435,110.906 | 11.92 | 17,106,522 |
| Qualified XII (0.85) | 873,972.002 | 17.43 | 15,233,332 |
| Qualified XII (0.90) | 71,081.261 | 11.58 | 823,121 |
| Qualified XII (0.95) | 596,642.419 | 17.28 | 10,309,981 |
| Qualified XII (1.00) | 2,030,795.407 | 17.20 | 34,929,681 |
| Qualified XII (1.05) | 340,989.142 | 17.13 | 5,841,144 |
| Qualified XII (1.10) | 212,534.193 | 17.05 | 3,623,708 |
| Qualified XII (1.15) | 165,203.651 | 16.98 | 2,805,158 |
| Qualified XII (1.20) | 35,848.788 | 16.91 | 606,203 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Worldwide Growth (continued)** | | | |
| Qualified XII (1.25) | 69,875.045 | $ 16.83 | $ 1,175,997 |
| Qualified XII (1.30) | 7,636.217 | 16.76 | 127,983 |
| Qualified XII (1.35) | 16,806.111 | 16.69 | 280,494 |
| Qualified XII (1.40) | 55,159.567 | 16.62 | 916,752 |
| Qualified XII (1.45) | 2,765.861 | 16.55 | 45,775 |
| Qualified XII (1.50) | 19,870.249 | 16.47 | 327,263 |
| Qualified XV | 48,324.121 | 21.06 | 1,017,706 |
| Qualified XVI | 197,373.376 | 20.17 | 3,981,021 |
| Qualified XVII | 36,361.479 | 20.56 | 747,592 |
| Qualified XVIII | 37,079.298 | 23.09 | 856,161 |
| Qualified XXI | 105,840.160 | 21.24 | 2,248,045 |
| Qualified XXII | 1,017.817 | 21.44 | 21,822 |
| Qualified XXIV | 250,240.554 | 17.31 | 4,331,664 |
| Qualified XXV | 139,748.238 | 21.00 | 2,934,713 |
| Qualified XXVI | 48,080.115 | 20.87 | 1,003,432 |
| Qualified XXVII | 2,326,339.432 | 23.23 | 54,040,865 |
| Qualified XXVIII | 385,185.275 | 23.09 | 8,893,928 |
| Qualified XXXII | 52,890.968 | 10.85 | 573,867 |
| Qualified XXXIV (0.60) | 82,855.306 | 10.27 | 850,924 |
| | 24,107,378.816 | | $ 425,591,039 |
| | | | |
| **Janus Twenty** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.95) | 84,713.559 | $ 5.90 | $ 499,810 |
| Qualified XII (1.10) | 39,284.327 | 5.87 | 230,599 |
| | 123,997.886 | | $ 730,409 |
| | | | |
| **Lord Abbett Affiliated** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 289.369 | $ 11.10 | $ 3,212 |
| ING MAP PLUS NP14 | 623.556 | 11.08 | 6,909 |
| ING MAP PLUS NP15 | 2,642.006 | 11.07 | 29,247 |
| ING MAP PLUS NP16 | 8,800.452 | 11.07 | 97,421 |
| ING MAP PLUS NP17 | 2,583.363 | 11.06 | 28,572 |
| ING MAP PLUS NP22 | 3,498.460 | 11.04 | 38,623 |
| ING MAP PLUS NP23 | 174.343 | 11.03 | 1,923 |
| ING MAP PLUS NP26 | 1,397.641 | 11.02 | 15,402 |
| | 20,009.190 | | $ 221,309 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Growth and Income** | | | |
| Currently payable annuity contracts: | | | $ 682,674 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,394.751 | $ 11.24 | 15,677 |
| Qualified VI | 3,951,615.650 | 11.31 | 44,692,773 |
| Qualified VIII | 4,402.832 | 11.30 | 49,752 |
| Qualified X (1.15) | 101,882.540 | 11.34 | 1,155,348 |
| Qualified X (1.25) | 686,678.692 | 11.31 | 7,766,336 |
| Qualified XII (0.45) | 796.213 | 11.62 | 9,252 |
| Qualified XII (0.55) | 200,109.586 | 11.58 | 2,317,269 |
| Qualified XII (0.60) | 46,852.574 | 11.85 | 555,203 |
| Qualified XII (0.65) | 71,097.487 | 11.54 | 820,465 |
| Qualified XII (0.70) | 191,700.695 | 11.52 | 2,208,392 |
| Qualified XII (0.75) | 236,532.087 | 11.50 | 2,720,119 |
| Qualified XII (0.80) | 578,567.945 | 11.48 | 6,641,960 |
| Qualified XII (0.85) | 738,287.609 | 11.46 | 8,460,776 |
| Qualified XII (0.90) | 20,383.828 | 11.44 | 233,191 |
| Qualified XII (0.95) | 285,912.960 | 11.42 | 3,265,126 |
| Qualified XII (1.00) | 1,645,556.491 | 11.40 | 18,759,344 |
| Qualified XII (1.05) | 128,257.645 | 11.38 | 1,459,572 |
| Qualified XII (1.10) | 121,409.595 | 11.36 | 1,379,213 |
| Qualified XII (1.15) | 37,600.176 | 11.34 | 426,386 |
| Qualified XII (1.20) | 28,089.585 | 11.33 | 318,255 |
| Qualified XII (1.25) | 85,275.685 | 11.31 | 964,468 |
| Qualified XII (1.30) | 9,718.334 | 11.29 | 109,720 |
| Qualified XII (1.35) | 3,821.473 | 11.27 | 43,068 |
| Qualified XII (1.40) | 31,920.978 | 11.25 | 359,111 |
| Qualified XII (1.45) | 4,484.150 | 11.23 | 50,357 |
| Qualified XII (1.50) | 24,465.032 | 11.21 | 274,253 |
| Qualified XV | 12,474.168 | 11.42 | 142,455 |
| Qualified XVI | 77,390.009 | 11.21 | 867,542 |
| Qualified XVII | 18,851.105 | 11.31 | 213,206 |
| Qualified XVIII | 24,234.748 | 11.31 | 274,095 |
| Qualified XXI | 48,282.840 | 11.48 | 554,287 |
| Qualified XXIV | 56,108.465 | 11.46 | 643,003 |
| Qualified XXV | 75,691.304 | 11.50 | 870,450 |
| Qualified XXVI | 11,720.542 | 11.44 | 134,083 |
| Qualified XXXII | 4,273.988 | 11.61 | 49,621 |
| Qualified XXXIV (0.60) | 15,217.468 | 11.85 | 180,327 |
| | 9,581,059.230 | | $ 109,667,129 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid-Cap Value - Class VC** | | | |
| Currently payable annuity contracts: | | | $ 199,893 |
| Contracts in accumulation period: | | | |
| NYSUT 457 | 500,248.724 | $ 15.68 | 7,843,900 |
| Qualified V | 11,159.007 | 12.49 | 139,376 |
| Qualified VI | 2,159,781.688 | 12.56 | 27,126,858 |
| Qualified X (1.15) | 68,329.445 | 12.60 | 860,951 |
| Qualified X (1.25) | 353,609.873 | 12.56 | 4,441,340 |
| Qualified XI | 1,667.846 | 13.00 | 21,682 |
| Qualified XII (0.30) | 27,640.139 | 12.98 | 358,769 |
| Qualified XII (0.45) | 39,456.313 | 12.91 | 509,381 |
| Qualified XII (0.55) | 122,933.256 | 12.87 | 1,582,151 |
| Qualified XII (0.60) | 28,499.084 | 14.20 | 404,687 |
| Qualified XII (0.65) | 5,983.386 | 12.82 | 76,707 |
| Qualified XII (0.70) | 69,459.609 | 12.80 | 889,083 |
| Qualified XII (0.75) | 48,903.364 | 12.78 | 624,985 |
| Qualified XII (0.80) | 289,338.166 | 12.76 | 3,691,955 |
| Qualified XII (0.85) | 158,816.012 | 12.74 | 2,023,316 |
| Qualified XII (0.90) | 8,605.823 | 12.71 | 109,380 |
| Qualified XII (0.95) | 136,721.355 | 12.69 | 1,734,994 |
| Qualified XII (1.00) | 2,256,745.620 | 12.67 | 28,592,967 |
| Qualified XII (1.05) | 58,607.036 | 12.65 | 741,379 |
| Qualified XII (1.10) | 34,989.786 | 12.63 | 441,921 |
| Qualified XII (1.15) | 23,810.000 | 12.60 | 300,006 |
| Qualified XII (1.20) | 25,032.591 | 12.58 | 314,910 |
| Qualified XII (1.25) | 33,044.188 | 12.56 | 415,035 |
| Qualified XII (1.30) | 8,043.142 | 12.54 | 100,861 |
| Qualified XII (1.35) | 5,106.949 | 12.52 | 63,939 |
| Qualified XII (1.40) | 14,769.040 | 12.50 | 184,613 |
| Qualified XII (1.45) | 2,539.455 | 12.47 | 31,667 |
| Qualified XII (1.50) | 3,920.000 | 12.45 | 48,804 |
| Qualified XV | 5,586.998 | 12.69 | 70,899 |
| Qualified XVI | 45,281.044 | 12.45 | 563,749 |
| Qualified XVII | 3,637.739 | 12.56 | 45,690 |
| Qualified XVIII | 5,626.433 | 12.56 | 70,668 |
| Qualified XXI | 43,373.432 | 12.76 | 553,445 |
| Qualified XXIV | 112,314.925 | 12.73 | 1,429,769 |
| Qualified XXV | 36,588.263 | 12.78 | 467,598 |
| Qualified XXVI | 5,810.229 | 12.71 | 73,848 |
| Qualified XXVIII | 636,706.691 | 13.60 | 8,659,211 |
| Qualified XXXII | 8,519.051 | 12.65 | 107,766 |
| Qualified XXXIII (0.65) | 12,913.092 | 14.36 | 185,432 |
| Qualified XXXIV (0.60) | 9,661.760 | 14.20 | 137,197 |
| | 7,423,780.554 | | $ 96,240,782 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid Cap Value - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,412.895 | $ 12.02 | $ 65,063 |
| ING MAP PLUS NP17 | 6,142.988 | 11.98 | 73,593 |
| ING MAP PLUS NP22 | 1,787.113 | 11.95 | 21,356 |
| ING MAP PLUS NP23 | 1,170.293 | 11.95 | 13,985 |
| ING MAP PLUS NP26 | 1,162.280 | 11.93 | 13,866 |
| ING MAP PLUS NP29 | 6,302.351 | 11.91 | 75,061 |
| ING MAP PLUS NP7 | 1,753.532 | 12.03 | 21,095 |
| Qualified XII (1.00) | 385.052 | 14.25 | 5,487 |
| | 24,116.504 | | $ 289,506 |
| | | | |
| **Lord Abbett Small-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 3,438.767 | $ 11.84 | $ 40,715 |
| ING MAP PLUS NP11 | 21,590.541 | 11.84 | 255,632 |
| ING MAP PLUS NP15 | 3,189.924 | 11.81 | 37,673 |
| ING MAP PLUS NP17 | 8,244.831 | 11.80 | 97,289 |
| ING MAP PLUS NP21 | 150.000 | 11.78 | 1,767 |
| ING MAP PLUS NP22 | 5,663.582 | 11.78 | 66,717 |
| ING MAP PLUS NP29 | 2,551.022 | 11.74 | 29,949 |
| | 44,828.667 | | $ 529,742 |
| | | | |
| **Massachusetts Investors Growth Stock** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 16,861.815 | $ 10.58 | $ 178,398 |
| ING MAP PLUS NP15 | 145.213 | 10.55 | 1,532 |
| | 17,007.028 | | $ 179,930 |
| | | | |
| **MFS® Total Return** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 2,358,000.756 | $ 14.54 | $ 34,285,331 |
| Qualified XXVIII | 2,800,859.931 | 14.45 | 40,472,426 |
| | 5,158,860.687 | | $ 74,757,757 |
| | | | |
| **Moderate Allocation** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 41 | 5,862.593 | $ 10.72 | $ 62,847 |
| | 5,862.593 | | $ 62,847 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Mutual Discovery** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 11,384.742 | $ 11.60 | $ 132,063 |
| ING MAP PLUS NP22 | 4,652.253 | 11.54 | 53,687 |
| | 16,036.995 | | $ 185,750 |
| | | | |
| **New Perspective Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 12,454.268 | $ 11.13 | $ 138,616 |
| ING MAP PLUS NP17 | 4,726.439 | 11.12 | 52,558 |
| ING MAP PLUS NP7 | 1,183.796 | 11.17 | 13,223 |
| | 18,364.503 | | $ 204,397 |
| | | | |
| **New Perspective Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 307,558.569 | 11.32 | 3,481,563 |
| Qualified XII (0.55) | 430.783 | 11.37 | 4,898 |
| Qualified XII (0.70) | 14,558.099 | 11.36 | 165,380 |
| Qualified XII (0.75) | 8,872.271 | 11.36 | 100,789 |
| Qualified XII (0.80) | 208,700.088 | 11.35 | 2,368,746 |
| Qualified XII (0.85) | 49,471.983 | 11.35 | 561,507 |
| Qualified XII (0.90) | 1,713.833 | 11.35 | 19,452 |
| Qualified XII (0.95) | 17,217.196 | 11.34 | 195,243 |
| Qualified XII (1.00) | 117,405.379 | 11.34 | 1,331,377 |
| Qualified XII (1.05) | 6,474.691 | 11.34 | 73,423 |
| Qualified XII (1.10) | 7,460.988 | 11.33 | 84,533 |
| Qualified XII (1.15) | 2,962.224 | 11.33 | 33,562 |
| Qualified XII (1.20) | 143.198 | 11.32 | 1,621 |
| Qualified XII (1.25) | 5,595.318 | 11.32 | 63,339 |
| Qualified XII (1.35) | 20.867 | 11.31 | 236 |
| Qualified XII (1.40) | 557.383 | 11.31 | 6,304 |
| Qualified XII (1.50) | 522.655 | 11.30 | 5,906 |
| Qualified XVI | 473.097 | 11.30 | 5,346 |
| Qualified XVII | 13.933 | 11.34 | 158 |
| Qualified XXIV | 11,504.203 | 11.66 | 134,139 |
| | 761,656.758 | | $ 8,637,522 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,992.375 | $ 10.36 | $ 62,081 |
| ING MAP PLUS NP11 | 1,489.952 | 10.35 | 15,421 |
| ING MAP PLUS NP14 | 281.528 | 10.34 | 2,911 |
| ING MAP PLUS NP15 | 127.590 | 10.33 | 1,318 |
| ING MAP PLUS NP16 | 11,085.673 | 10.33 | 114,515 |
| ING MAP PLUS NP22 | 1,964.660 | 10.30 | 20,236 |
| ING MAP PLUS NP29 | 76.436 | 10.27 | 785 |
| | 21,018.214 | | $ 217,267 |
| | | | |
| **Oppenheimer Developing Markets** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,171.822 | $ 13.06 | $ 28,364 |
| ING MAP PLUS NP14 | 2,836.915 | 13.03 | 36,965 |
| ING MAP PLUS NP16 | 3,594.700 | 13.02 | 46,803 |
| ING MAP PLUS NP17 | 4,445.238 | 13.02 | 57,877 |
| ING MAP PLUS NP19 | 4,179.077 | 13.00 | 54,328 |
| ING MAP PLUS NP26 | 456.327 | 12.96 | 5,914 |
| ING MAP PLUS NP30 | 63.601 | 12.94 | 823 |
| Qualified V | 129.731 | 28.59 | 3,709 |
| Qualified VI | 475,584.925 | 28.79 | 13,692,090 |
| Qualified XII (0.55) | 644.426 | 29.69 | 19,133 |
| Qualified XII (0.60) | 308.977 | 29.63 | 9,155 |
| Qualified XII (0.65) | 110.826 | 29.56 | 3,276 |
| Qualified XII (0.70) | 14,675.627 | 29.50 | 432,931 |
| Qualified XII (0.75) | 5,797.723 | 29.43 | 170,627 |
| Qualified XII (0.80) | 56,413.109 | 29.37 | 1,656,853 |
| Qualified XII (0.85) | 16,831.263 | 29.30 | 493,156 |
| Qualified XII (0.90) | 2,294.870 | 29.24 | 67,102 |
| Qualified XII (0.95) | 16,282.414 | 29.17 | 474,958 |
| Qualified XII (1.00) | 126,957.918 | 29.11 | 3,695,745 |
| Qualified XII (1.05) | 10,521.136 | 29.05 | 305,639 |
| Qualified XII (1.10) | 14,273.223 | 28.98 | 413,638 |
| Qualified XII (1.15) | 7,115.387 | 28.92 | 205,777 |
| Qualified XII (1.20) | 616.008 | 28.86 | 17,778 |
| Qualified XII (1.25) | 3,752.796 | 28.79 | 108,043 |
| Qualified XII (1.30) | 1,423.251 | 28.73 | 40,890 |
| Qualified XII (1.35) | 49.424 | 28.67 | 1,417 |
| Qualified XII (1.40) | 1,039.545 | 28.60 | 29,731 |
| Qualified XII (1.45) | 121.128 | 28.54 | 3,457 |
| Qualified XII (1.50) | 189.220 | 28.48 | 5,389 |
| Qualified XVI | 7,720.857 | 28.48 | 219,890 |
| Qualified XVII | 2,971.205 | 28.79 | 85,541 |
| Qualified XXIV | 15,217.589 | 29.28 | 445,571 |
| Qualified XXVII | 757,938.353 | 19.19 | 14,544,837 |
| | 1,556,728.611 | | $ 37,377,407 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 285.930 | $ 14.57 | $ 4,166 |
| | 285.930 | | $ 4,166 |
| | | | |
| **Oppenheimer Main Street Fund® - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,181.655 | $ 10.63 | $ 12,561 |
| ING MAP PLUS NP29 | 32.386 | 10.56 | 342 |
| | 1,214.041 | | $ 12,903 |
| **Oppenheimer Aggressive Growth** | | | |
| Contracts in accumulation period: | | | |
| Currently payable annuity contracts: | | | $ 3,368 |
| | | | $ 3,368 |
| | | | |
| **Oppenheimer Global Securities** | | | |
| Currently payable annuity contracts: | | | $ 956,285 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 573.666 | $ 11.43 | 6,557 |
| ING MAP PLUS NP15 | 4,605.599 | 11.43 | 52,642 |
| ING MAP PLUS NP17 | 2,772.679 | 11.42 | 31,664 |
| ING MAP PLUS NP21 | 134.824 | 11.40 | 1,537 |
| ING MAP PLUS NP22 | 1,476.119 | 11.39 | 16,813 |
| ING MAP PLUS NP23 | 1,585.163 | 11.39 | 18,055 |
| ING MAP PLUS NP26 | 23.219 | 11.37 | 264 |
| ING MAP PLUS NP27 | 26.386 | 11.37 | 300 |
| ING MAP PLUS NP29 | 1,468.310 | 11.36 | 16,680 |
| ING MAP PLUS NP9 | 14,623.036 | 11.46 | 167,580 |
| Qualified V | 1,338.758 | 17.88 | 23,937 |
| Qualified VI | 6,774,870.116 | 18.07 | 122,421,903 |
| Qualified VIII | 1,417.718 | 18.06 | 25,604 |
| Qualified X (1.15) | 70,465.200 | 18.19 | 1,281,762 |
| Qualified X (1.25) | 602,331.599 | 18.07 | 10,884,132 |
| Qualified XI | 2,243.309 | 18.98 | 42,578 |
| Qualified XII (0.05) | 140,975.119 | 18.81 | 2,651,742 |
| Qualified XII (0.15) | 51,098.856 | 13.11 | 669,906 |
| Qualified XII (0.25) | 554,882.970 | 19.26 | 10,687,046 |
| Qualified XII (0.30) | 124,579.323 | 19.20 | 2,391,923 |
| Qualified XII (0.45) | 126,706.207 | 19.01 | 2,408,685 |
| Qualified XII (0.55) | 197,892.638 | 18.88 | 3,736,213 |
| Qualified XII (0.60) | 479,992.773 | 18.82 | 9,033,464 |
| Qualified XII (0.65) | 90,636.141 | 18.76 | 1,700,334 |
| Qualified XII (0.70) | 340,028.610 | 18.70 | 6,358,535 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Securities (continued)** | | | |
| Qualified XII (0.75) | 665,171.996 | $ 18.64 | $ 12,398,806 |
| Qualified XII (0.80) | 2,607,975.242 | 18.62 | 48,560,499 |
| Qualified XII (0.85) | 657,638.201 | 18.56 | 12,205,765 |
| Qualified XII (0.90) | 29,946.811 | 18.50 | 554,016 |
| Qualified XII (0.95) | 450,892.353 | 18.44 | 8,314,455 |
| Qualified XII (1.00) | 2,817,189.058 | 18.37 | 51,751,763 |
| Qualified XII (1.05) | 248,724.577 | 18.31 | 4,554,147 |
| Qualified XII (1.10) | 149,366.630 | 18.25 | 2,725,941 |
| Qualified XII (1.15) | 83,303.243 | 18.19 | 1,515,286 |
| Qualified XII (1.20) | 32,120.463 | 18.13 | 582,344 |
| Qualified XII (1.25) | 124,005.811 | 18.07 | 2,240,785 |
| Qualified XII (1.30) | 13,046.086 | 18.01 | 234,960 |
| Qualified XII (1.35) | 9,196.936 | 17.95 | 165,085 |
| Qualified XII (1.40) | 55,453.382 | 17.89 | 992,061 |
| Qualified XII (1.45) | 4,069.770 | 17.83 | 72,564 |
| Qualified XII (1.50) | 11,634.778 | 17.77 | 206,750 |
| Qualified XV | 17,929.989 | 18.44 | 330,629 |
| Qualified XVI | 143,311.986 | 17.77 | 2,546,654 |
| Qualified XVII | 29,012.009 | 18.07 | 524,247 |
| Qualified XVIII | 11,825.567 | 18.07 | 213,688 |
| Qualified XXI | 68,358.472 | 18.59 | 1,270,784 |
| Qualified XXIV | 167,981.612 | 18.49 | 3,105,980 |
| Qualified XXV | 90,543.608 | 18.46 | 1,671,435 |
| Qualified XXVI | 23,658.179 | 18.34 | 433,891 |
| Qualified XXVII | 2,689,500.905 | 18.78 | 50,508,827 |
| Qualified XXVIII | 1,399,013.658 | 18.67 | 26,119,585 |
| Qualified XXXII | 19,729.345 | 12.37 | 244,052 |
| Qualified XXXIII (0.65) | 11,773.680 | 13.07 | 153,882 |
| Qualified XXXIV (0.60) | 30,974.495 | 18.82 | 582,940 |
| | 22,250,097.180 | | $ 410,367,962 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts: | | | $ 43,201 |
| | | | $ 43,201 |
| | | | |
| **Oppenheimer Main Street® Small Cap** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 369.268 | $ 12.30 | $ 4,542 |
| | 369.268 | | $ 4,542 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Strategic Bond** | | | |
| Currently payable annuity contracts: | | | $          86,300 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,556.606 | $        13.85 | 21,559 |
| Qualified VI | 1,071,573.286 | 14.00 | 15,002,026 |
| Qualified VIII | 1,324.429 | 14.00 | 18,542 |
| Qualified X (1.15) | 37,651.773 | 14.10 | 530,890 |
| Qualified X (1.25) | 164,955.286 | 14.00 | 2,309,374 |
| Qualified XI | 1,449.422 | 14.71 | 21,321 |
| Qualified XII (0.05) | 34,543.416 | 14.58 | 503,643 |
| Qualified XII (0.15) | 7,108.454 | 13.84 | 98,381 |
| Qualified XII (0.25) | 65,593.992 | 14.98 | 982,598 |
| Qualified XII (0.30) | 48,877.160 | 14.93 | 729,736 |
| Qualified XII (0.40) | 95,983.356 | 14.78 | 1,418,634 |
| Qualified XII (0.45) | 27,228.417 | 14.78 | 402,436 |
| Qualified XII (0.55) | 24,357.220 | 14.68 | 357,564 |
| Qualified XII (0.60) | 61,421.941 | 14.63 | 898,603 |
| Qualified XII (0.65) | 28,120.713 | 14.58 | 410,000 |
| Qualified XII (0.70) | 81,306.602 | 14.54 | 1,182,198 |
| Qualified XII (0.75) | 73,506.626 | 14.49 | 1,065,111 |
| Qualified XII (0.80) | 168,274.636 | 14.43 | 2,428,203 |
| Qualified XII (0.85) | 116,322.045 | 14.38 | 1,672,711 |
| Qualified XII (0.90) | 6,294.909 | 14.34 | 90,269 |
| Qualified XII (0.95) | 100,059.133 | 14.29 | 1,429,845 |
| Qualified XII (1.00) | 277,954.495 | 14.24 | 3,958,072 |
| Qualified XII (1.05) | 36,861.452 | 14.19 | 523,064 |
| Qualified XII (1.10) | 35,337.270 | 14.14 | 499,669 |
| Qualified XII (1.15) | 12,669.858 | 14.10 | 178,645 |
| Qualified XII (1.20) | 2,817.295 | 14.05 | 39,583 |
| Qualified XII (1.25) | 29,772.928 | 14.00 | 416,821 |
| Qualified XII (1.30) | 7,448.066 | 13.96 | 103,975 |
| Qualified XII (1.35) | 3,874.551 | 13.91 | 53,895 |
| Qualified XII (1.40) | 13,615.729 | 13.86 | 188,714 |
| Qualified XII (1.45) | 3,447.829 | 13.82 | 47,649 |
| Qualified XII (1.50) | 1,034.132 | 13.77 | 14,240 |
| Qualified XV | 13,570.959 | 14.29 | 193,929 |
| Qualified XVI | 24,376.398 | 13.77 | 335,663 |
| Qualified XVII | 4,063.000 | 14.00 | 56,882 |
| Qualified XVIII | 5,424.214 | 14.00 | 75,939 |
| Qualified XXI | 5,767.592 | 14.41 | 83,111 |
| Qualified XXIV | 29,979.623 | 14.33 | 429,608 |
| Qualified XXV | 35,152.377 | 14.30 | 502,679 |
| Qualified XXVI | 7,167.065 | 14.21 | 101,844 |
| Qualified XXVII | 354,444.194 | 14.21 | 5,036,652 |
| Qualified XXVIII | 173,322.734 | 14.12 | 2,447,317 |
| Qualified XXXII | 6,721.783 | 10.88 | 73,133 |
| Qualified XXXIV (0.60) | 3,902.803 | 14.63 | 57,098 |
| | 3,306,235.769 | | $     47,078,126 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 19.694 | $ 11.12 | $ 219 |
| ING MAP PLUS NP14 | 481.261 | 11.10 | 5,342 |
| ING MAP PLUS NP15 | 218.199 | 11.10 | 2,422 |
| ING MAP PLUS NP30 | 13.249 | 11.02 | 146 |
| Qualified VI | 436,918.655 | 10.56 | 4,613,861 |
| Qualified XII (0.55) | 559.321 | 10.89 | 6,091 |
| Qualified XII (0.65) | 106.273 | 10.84 | 1,152 |
| Qualified XII (0.70) | 21,085.305 | 10.82 | 228,143 |
| Qualified XII (0.75) | 45,236.019 | 10.80 | 488,549 |
| Qualified XII (0.80) | 74,393.036 | 10.77 | 801,213 |
| Qualified XII (0.85) | 23,476.186 | 10.75 | 252,369 |
| Qualified XII (0.95) | 21,430.280 | 10.70 | 229,304 |
| Qualified XII (1.00) | 336,606.461 | 10.68 | 3,594,957 |
| Qualified XII (1.05) | 37,976.641 | 10.66 | 404,831 |
| Qualified XII (1.10) | 955.973 | 10.63 | 10,162 |
| Qualified XII (1.15) | 3,782.564 | 10.61 | 40,133 |
| Qualified XII (1.20) | 901.983 | 10.59 | 9,552 |
| Qualified XII (1.25) | 8,390.152 | 10.56 | 88,600 |
| Qualified XII (1.35) | 8.365 | 10.52 | 88 |
| Qualified XII (1.40) | 3,533.842 | 10.49 | 37,070 |
| Qualified XII (1.45) | 136.867 | 10.47 | 1,433 |
| Qualified XVI | 3,350.622 | 10.45 | 35,014 |
| Qualified XVII | 2,773.011 | 10.56 | 29,283 |
| Qualified XXIV | 9,175.791 | 10.74 | 98,548 |
| Qualified XXVII | 518,199.626 | 10.70 | 5,544,736 |
| | 1,549,729.376 | | $ 16,523,218 |
| | | | |
| **PIMCO NFJ Small-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 4,377.667 | $ 12.00 | $ 52,532 |
| | 4,377.667 | | $ 52,532 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO VIT Real Return** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 303,706.308 | $ 10.78 | $ 3,273,954 |
| Qualified X (1.25) | 2,211.889 | 10.43 | 23,070 |
| Qualified XII (0.60) | 276.916 | 10.83 | 2,999 |
| Qualified XII (0.70) | 32,095.564 | 10.82 | 347,274 |
| Qualified XII (0.75) | 3,232.994 | 10.82 | 34,981 |
| Qualified XII (0.80) | 58,300.000 | 10.82 | 630,806 |
| Qualified XII (0.85) | 16,990.657 | 10.81 | 183,669 |
| Qualified XII (0.90) | 93.432 | 10.81 | 1,010 |
| Qualified XII (0.95) | 21,653.241 | 10.80 | 233,855 |
| Qualified XII (1.00) | 390,652.593 | 10.80 | 4,219,048 |
| Qualified XII (1.05) | 9,234.167 | 10.80 | 99,729 |
| Qualified XII (1.10) | 12,813.624 | 10.79 | 138,259 |
| Qualified XII (1.15) | 4,166.358 | 10.79 | 44,955 |
| Qualified XII (1.20) | 400.834 | 10.79 | 4,325 |
| Qualified XII (1.25) | 6,279.870 | 10.78 | 67,697 |
| Qualified XII (1.35) | 1,575.046 | 10.78 | 16,979 |
| Qualified XII (1.40) | 1,184.215 | 10.77 | 12,754 |
| Qualified XII (1.45) | 145.961 | 10.77 | 1,572 |
| Qualified XII (1.50) | 246.840 | 10.76 | 2,656 |
| Qualified XVI | 13,498.420 | 10.76 | 145,243 |
| Qualified XXIV | 3,201.132 | 10.60 | 33,932 |
| | 881,960.061 | | $ 9,518,767 |
| | | | |
| **Pioneer High Yield** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,074.690 | $ 10.47 | $ 53,132 |
| ING MAP PLUS NP14 | 7,727.655 | 10.45 | 80,754 |
| ING MAP PLUS NP16 | 4,419.923 | 10.44 | 46,144 |
| ING MAP PLUS NP17 | 4,663.506 | 10.44 | 48,687 |
| ING MAP PLUS NP19 | 2,446.980 | 10.43 | 25,522 |
| ING MAP PLUS NP23 | 881.076 | 10.41 | 9,172 |
| ING MAP PLUS NP30 | 88.921 | 10.38 | 923 |
| ING MAP PLUS NP9 | 16,499.427 | 10.48 | 172,914 |
| | 41,802.178 | | $ 437,248 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Equity Income** | | | |
| Currently payable annuity contracts: | | | $ 148,935 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP29 | 4.960 | $ 11.29 | 56 |
| NYSUT 457 | 159,520.872 | 13.99 | 2,231,697 |
| Qualified VI | 893,501.529 | 11.12 | 9,935,737 |
| Qualified VIII | 4,447.482 | 11.12 | 49,456 |
| Qualified X (1.15) | 13,513.083 | 11.16 | 150,806 |
| Qualified X (1.25) | 148,751.259 | 11.12 | 1,654,114 |
| Qualified XI | 1,876.629 | 11.51 | 21,600 |
| Qualified XII (0.30) | 14,407.658 | 11.49 | 165,544 |
| Qualified XII (0.45) | 3,127.909 | 11.43 | 35,752 |
| Qualified XII (0.55) | 57,715.715 | 11.39 | 657,382 |
| Qualified XII (0.60) | 7,714.780 | 11.57 | 89,260 |
| Qualified XII (0.65) | 43,020.352 | 11.35 | 488,281 |
| Qualified XII (0.70) | 25,155.869 | 11.33 | 285,016 |
| Qualified XII (0.75) | 100,429.355 | 11.31 | 1,135,856 |
| Qualified XII (0.80) | 416,204.252 | 11.29 | 4,698,946 |
| Qualified XII (0.85) | 90,771.961 | 11.27 | 1,023,000 |
| Qualified XII (0.90) | 8,282.845 | 11.25 | 93,182 |
| Qualified XII (0.95) | 73,619.056 | 11.23 | 826,742 |
| Qualified XII (1.00) | 220,727.362 | 11.22 | 2,476,561 |
| Qualified XII (1.05) | 23,516.607 | 11.20 | 263,386 |
| Qualified XII (1.10) | 12,888.730 | 11.18 | 144,096 |
| Qualified XII (1.15) | 37,928.853 | 11.16 | 423,286 |
| Qualified XII (1.20) | 3,624.147 | 11.14 | 40,373 |
| Qualified XII (1.25) | 19,642.536 | 11.12 | 218,425 |
| Qualified XII (1.30) | 3,199.099 | 11.10 | 35,510 |
| Qualified XII (1.35) | 1,606.498 | 11.08 | 17,800 |
| Qualified XII (1.40) | 3,625.678 | 11.06 | 40,100 |
| Qualified XII (1.45) | 1,211.957 | 11.04 | 13,380 |
| Qualified XII (1.50) | 384.211 | 11.02 | 4,234 |
| Qualified XV | 3,771.149 | 11.23 | 42,350 |
| Qualified XVI | 7,664.791 | 11.02 | 84,466 |
| Qualified XVIII | 655.036 | 11.12 | 7,284 |
| Qualified XXI | 7,270.417 | 11.29 | 82,083 |
| Qualified XXIV | 16,599.290 | 11.27 | 187,074 |
| Qualified XXV | 15,537.754 | 11.31 | 175,732 |
| Qualified XXVI | 7,310.045 | 11.25 | 82,238 |
| Qualified XXXII | 1,012.919 | 11.92 | 12,074 |
| Qualified XXXIII (0.65) | 18,301.027 | 11.69 | 213,939 |
| Qualified XXXIV (0.60) | 2,029.041 | 11.57 | 23,476 |
| | 2,470,572.713 | | $ 28,279,229 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---:|---:|---:|
| **Pioneer Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 110.979 | $ 12.57 | $ 1,395 |
| | 110.979 | | $ 1,395 |
| | | | |
| **Pioneer Fund VCT** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 50.457 | 10.94 | 552 |
| Qualified VI | 94,149.209 | 10.12 | 952,790 |
| Qualified X (1.15) | 9,789.557 | 10.15 | 99,364 |
| Qualified X (1.25) | 33,191.996 | 10.12 | 335,903 |
| Qualified XII (0.55) | 2,215.830 | 10.36 | 22,956 |
| Qualified XII (0.65) | 1,915.392 | 10.33 | 19,786 |
| Qualified XII (0.70) | 6,417.556 | 10.31 | 66,165 |
| Qualified XII (0.75) | 3,398.348 | 10.29 | 34,969 |
| Qualified XII (0.80) | 18,372.736 | 10.27 | 188,688 |
| Qualified XII (0.85) | 21,023.002 | 10.26 | 215,696 |
| Qualified XII (0.90) | 1,035.254 | 10.24 | 10,601 |
| Qualified XII (0.95) | 17,485.127 | 10.22 | 178,698 |
| Qualified XII (1.00) | 19,840.392 | 10.20 | 202,372 |
| Qualified XII (1.05) | 3,824.730 | 10.19 | 38,974 |
| Qualified XII (1.10) | 1,407.178 | 10.17 | 14,311 |
| Qualified XII (1.15) | 3,418.620 | 10.15 | 34,699 |
| Qualified XII (1.20) | 772.458 | 10.13 | 7,825 |
| Qualified XII (1.25) | 9,394.466 | 10.12 | 95,072 |
| Qualified XII (1.35) | 461.805 | 10.08 | 4,655 |
| Qualified XII (1.40) | 145.229 | 10.06 | 1,461 |
| Qualified XII (1.50) | 1.695 | 10.03 | 17 |
| Qualified XVI | 3,272.882 | 10.03 | 32,827 |
| Qualified XVII | 885.969 | 10.12 | 8,966 |
| Qualified XXI | 959.299 | 10.27 | 9,852 |
| Qualified XXIV | 2,095.512 | 10.25 | 21,479 |
| Qualified XXV | 206.803 | 10.29 | 2,128 |
| | 255,731.502 | | $ 2,600,806 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 176,478.403 | $ 10.65 | $ 1,879,495 |
| Qualified X (1.25) | 53.084 | 10.70 | 568 |
| Qualified XII (0.65) | 62.862 | 10.69 | 672 |
| Qualified XII (0.70) | 11,736.763 | 10.69 | 125,466 |
| Qualified XII (0.75) | 900.749 | 10.68 | 9,620 |
| Qualified XII (0.80) | 5,955.993 | 10.68 | 63,610 |
| Qualified XII (0.85) | 21,059.925 | 10.68 | 224,920 |
| Qualified XII (0.90) | 271.415 | 10.67 | 2,896 |
| Qualified XII (0.95) | 8,526.336 | 10.67 | 90,976 |
| Qualified XII (1.00) | 171,706.004 | 10.66 | 1,830,386 |
| Qualified XII (1.05) | 7,083.208 | 10.66 | 75,507 |
| Qualified XII (1.10) | 1,599.624 | 10.66 | 17,052 |
| Qualified XII (1.15) | 2,409.296 | 10.65 | 25,659 |
| Qualified XII (1.20) | 5.728 | 10.65 | 61 |
| Qualified XII (1.25) | 3,419.155 | 10.65 | 36,414 |
| Qualified XII (1.35) | 12.969 | 10.64 | 138 |
| Qualified XII (1.40) | 1,189.474 | 10.64 | 12,656 |
| Qualified XII (1.50) | 41.204 | 10.63 | 438 |
| Qualified XVI | 4,159.361 | 10.63 | 44,214 |
| Qualified XXIV | 2,504.533 | 11.03 | 27,625 |
| | 419,176.086 | | $ 4,468,373 |
| | | | |
| **Pioneer Mid Cap Value VCT** | | | |
| Currently payable annuity contracts: | | | $ 267,174 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 18.252 | $ 11.67 | 213 |
| NYSUT 457 | 239,676.583 | 16.27 | 3,899,538 |
| Qualified VI | 1,337,054.336 | 14.30 | 19,119,877 |
| Qualified X (1.15) | 20,091.219 | 14.35 | 288,309 |
| Qualified X (1.25) | 146,113.706 | 14.30 | 2,089,426 |
| Qualified XI | 1,473.581 | 14.80 | 21,809 |
| Qualified XII (0.55) | 20,278.430 | 14.65 | 297,079 |
| Qualified XII (0.60) | 18,482.914 | 14.69 | 271,514 |
| Qualified XII (0.65) | 12,373.356 | 14.60 | 180,651 |
| Qualified XII (0.70) | 63,350.891 | 14.58 | 923,656 |
| Qualified XII (0.75) | 99,900.412 | 14.55 | 1,453,551 |
| Qualified XII (0.80) | 479,697.453 | 14.53 | 6,970,004 |
| Qualified XII (0.85) | 74,326.207 | 14.50 | 1,077,730 |
| Qualified XII (0.90) | 6,230.732 | 14.48 | 90,221 |
| Qualified XII (0.95) | 63,944.499 | 14.45 | 923,998 |
| Qualified XII (1.00) | 570,706.861 | 14.43 | 8,235,300 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Mid Cap Value VCT (continued)** | | | |
| Qualified XII (1.05) | 31,913.333 | $ 14.40 | $ 459,552 |
| Qualified XII (1.10) | 28,915.160 | 14.38 | 415,800 |
| Qualified XII (1.15) | 6,177.700 | 14.35 | 88,650 |
| Qualified XII (1.20) | 3,534.334 | 14.33 | 50,647 |
| Qualified XII (1.25) | 20,922.378 | 14.30 | 299,190 |
| Qualified XII (1.30) | 4,805.252 | 14.28 | 68,619 |
| Qualified XII (1.35) | 2,365.754 | 14.25 | 33,712 |
| Qualified XII (1.40) | 8,140.337 | 14.23 | 115,837 |
| Qualified XII (1.45) | 5,358.944 | 14.20 | 76,097 |
| Qualified XII (1.50) | 1,109.309 | 14.18 | 15,730 |
| Qualified XV | 3,564.083 | 14.45 | 51,501 |
| Qualified XVI | 37,673.061 | 14.18 | 534,204 |
| Qualified XVII | 2,025.665 | 14.30 | 28,967 |
| Qualified XVIII | 4,231.678 | 14.30 | 60,513 |
| Qualified XXI | 13,050.103 | 14.53 | 189,618 |
| Qualified XXIV | 28,503.244 | 14.49 | 413,012 |
| Qualified XXV | 29,820.687 | 14.55 | 433,891 |
| Qualified XXVI | 6,800.760 | 14.48 | 98,475 |
| Qualified XXXII | 5,878.918 | 12.38 | 72,781 |
| Qualified XXXIII (0.65) | 1,094.415 | 14.86 | 16,263 |
| Qualified XXXIV (0.60) | 2,093.941 | 14.69 | 30,760 |
| | 3,401,698.488 | | $ 49,663,869 |
| | | | |
| **Scudder Equity 500 Index** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 148.055 | $ 12.34 | $ 1,827 |
| | 148.055 | | $ 1,827 |
| | | | |
| **T. Rowe Price Mid-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 906.615 | $ 11.64 | $ 10,553 |
| ING MAP PLUS NP14 | 7,492.083 | 11.62 | 87,058 |
| ING MAP PLUS NP15 | 15,694.923 | 11.62 | 182,375 |
| ING MAP PLUS NP16 | 7,873.816 | 11.61 | 91,415 |
| ING MAP PLUS NP19 | 7,662.069 | 11.60 | 88,880 |
| ING MAP PLUS NP22 | 13,673.057 | 11.58 | 158,334 |
| ING MAP PLUS NP27 | 20.520 | 11.55 | 237 |
| ING MAP PLUS NP30 | 24.090 | 11.54 | 278 |
| | 53,347.173 | | $ 619,130 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Foreign Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 11,381.850 | $ 11.46 | $ 130,436 |
| ING MAP PLUS NP11 | 12,691.012 | 11.46 | 145,439 |
| ING MAP PLUS NP14 | 5,712.675 | 11.44 | 65,353 |
| ING MAP PLUS NP15 | 305.594 | 11.44 | 3,496 |
| ING MAP PLUS NP16 | 1,997.726 | 11.43 | 22,834 |
| ING MAP PLUS NP22 | 761.315 | 11.40 | 8,679 |
| ING MAP PLUS NP29 | 6,356.113 | 11.37 | 72,269 |
| ING MAP PLUS NP30 | 135.211 | 11.36 | 1,536 |
| | 39,341.496 | | $ 450,042 |
| | | | |
| **Templeton Growth** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP16 | 2,439.964 | 11.31 | 27,596 |
| ING MAP PLUS NP19 | 1,377.060 | 11.29 | 15,547 |
| ING MAP PLUS NP22 | 423.936 | 11.28 | 4,782 |
| ING MAP PLUS NP26 | 1,185.968 | 11.26 | 13,354 |
| | 5,426.928 | | $ 61,279 |
| | | | |
| **Templeton Global Bond** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 17,146.034 | $ 11.60 | $ 198,894 |
| Qualified VI | 294,872.179 | 11.61 | 3,423,466 |
| Qualified XII (0.55) | 457.949 | 17.55 | 8,037 |
| Qualified XII (0.60) | 981.906 | 17.52 | 17,203 |
| Qualified XII (0.65) | 135.906 | 17.49 | 2,377 |
| Qualified XII (0.70) | 7,507.274 | 17.46 | 131,077 |
| Qualified XII (0.75) | 679.576 | 17.43 | 11,845 |
| Qualified XII (0.80) | 12,176.379 | 17.40 | 211,869 |
| Qualified XII (0.85) | 7,769.587 | 11.64 | 90,438 |
| Qualified XII (0.90) | 142.330 | 17.34 | 2,468 |
| Qualified XII (0.95) | 14,153.138 | 11.63 | 164,601 |
| Qualified XII (1.00) | 186,462.253 | 11.63 | 2,168,556 |
| Qualified XII (1.05) | 7,382.545 | 11.63 | 85,859 |
| Qualified XII (1.10) | 1,237.005 | 11.62 | 14,374 |
| Qualified XII (1.15) | 1,133.046 | 11.62 | 13,166 |
| Qualified XII (1.20) | 71.576 | 11.61 | 831 |
| Qualified XII (1.25) | 9,002.326 | 11.61 | 104,517 |
| Qualified XII (1.30) | 1,853.402 | 11.61 | 21,518 |
| Qualified XII (1.35) | 30.258 | 11.60 | 351 |
| Qualified XII (1.40) | 1,202.414 | 11.60 | 13,948 |
| Qualified XII (1.45) | 316.566 | 11.59 | 3,669 |
| Qualified XII (1.50) | 208.887 | 11.59 | 2,421 |
| Qualified XVI | 5,198.102 | 11.59 | 60,246 |
| Qualified XXIV | 1,966.188 | 11.83 | 23,260 |
| | 572,086.826 | | $ 6,774,991 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **UBS U.S. Small Cap Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 4,491.876 | $ | 10.71 | $ | 48,108 |
| | 4,491.876 | | | $ | 48,108 |
| | | | | | |
| **Vanguard® 500 Index** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXI | 1,177.172 | $ | 10.82 | $ | 12,737 |
| | 1,177.172 | | | $ | 12,737 |
| | | | | | |
| **Vanguard® Variable Insurance** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 18,284.150 | $ | 11.23 | $ | 205,331 |
| ING MAP PLUS NP22 | 199.107 | | 11.19 | | 2,228 |
| | 18,483.257 | | | $ | 207,559 |
| | | | | | |
| **Wanger Select** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 71,288.694 | $ | 11.41 | $ | 813,404 |
| Qualified X (1.25) | 405.232 | | 11.85 | | 4,802 |
| Qualified XII (0.70) | 5,664.978 | | 11.45 | | 64,864 |
| Qualified XII (0.75) | 108.559 | | 11.45 | | 1,243 |
| Qualified XII (0.80) | 1,828.147 | | 11.44 | | 20,914 |
| Qualified XII (0.85) | 13,495.280 | | 11.44 | | 154,386 |
| Qualified XII (0.90) | 22.747 | | 11.43 | | 260 |
| Qualified XII (0.95) | 9,284.077 | | 11.43 | | 106,117 |
| Qualified XII (1.00) | 68,514.524 | | 11.43 | | 783,121 |
| Qualified XII (1.05) | 12,679.947 | | 11.42 | | 144,805 |
| Qualified XII (1.10) | 1,444.133 | | 11.42 | | 16,492 |
| Qualified XII (1.15) | 1,238.704 | | 11.42 | | 14,146 |
| Qualified XII (1.20) | 619.895 | | 11.41 | | 7,073 |
| Qualified XII (1.25) | 3,245.048 | | 11.41 | | 37,026 |
| Qualified XII (1.40) | 132.719 | | 11.40 | | 1,513 |
| Qualified XII (1.50) | 429.588 | | 11.39 | | 4,893 |
| Qualified XVI | 1,900.878 | | 11.39 | | 21,651 |
| Qualified XVII | 466.842 | | 11.43 | | 5,336 |
| Qualified XXIV | 2,119.508 | | 11.79 | | 24,989 |
| | 194,889.500 | | | $ | 2,227,035 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 84,145.808 | $ 11.57 | $ 973,567 |
| Qualified X (1.25) | 47.690 | 12.12 | 578 |
| Qualified XII (0.55) | 342.304 | 11.63 | 3,981 |
| Qualified XII (0.65) | 23.150 | 11.62 | 269 |
| Qualified XII (0.70) | 8,865.663 | 11.62 | 103,019 |
| Qualified XII (0.75) | 1,281.137 | 11.61 | 14,874 |
| Qualified XII (0.80) | 2,741.171 | 11.61 | 31,825 |
| Qualified XII (0.85) | 12,355.603 | 11.60 | 143,325 |
| Qualified XII (0.95) | 10,661.465 | 11.60 | 123,673 |
| Qualified XII (1.00) | 54,255.910 | 11.59 | 628,826 |
| Qualified XII (1.05) | 2,512.597 | 11.59 | 29,121 |
| Qualified XII (1.10) | 462.953 | 11.58 | 5,361 |
| Qualified XII (1.15) | 23.575 | 11.58 | 273 |
| Qualified XII (1.25) | 2,504.667 | 11.57 | 28,979 |
| Qualified XII (1.40) | 9.862 | 11.56 | 114 |
| Qualified XII (1.50) | 442.338 | 11.55 | 5,109 |
| Qualified XVI | 743.896 | 11.55 | 8,592 |
| Qualified XVII | 355.393 | 11.59 | 4,119 |
| Qualified XXIV | 4,185.000 | 11.80 | 49,383 |
| | 185,960.182 | | $ 2,154,988 |
| | | | |
| **Washington Mutual Investors<sup>SM</sup> - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 22,428.465 | $ 10.75 | $ 241,106 |
| ING MAP PLUS NP11 | 22,663.256 | 10.75 | 243,630 |
| ING MAP PLUS NP14 | 2,259.739 | 10.73 | 24,247 |
| ING MAP PLUS NP15 | 30,562.069 | 10.73 | 327,931 |
| ING MAP PLUS NP17 | 9,935.727 | 10.72 | 106,511 |
| ING MAP PLUS NP19 | 2,065.826 | 10.71 | 22,125 |
| ING MAP PLUS NP21 | 797.009 | 10.70 | 8,528 |
| ING MAP PLUS NP22 | 17,277.549 | 10.69 | 184,697 |
| ING MAP PLUS NP23 | 893.172 | 10.69 | 9,548 |
| ING MAP PLUS NP27 | 16.026 | 10.67 | 171 |
| ING MAP PLUS NP29 | 3,828.706 | 10.66 | 40,814 |
| ING MAP PLUS NP7 | 2,084.679 | 10.77 | 22,452 |
| | 114,812.223 | | $ 1,231,760 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors<sup>SM</sup> - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,204,530.777 | $ 10.82 | $ 13,033,023 |
| Qualified XII (0.55) | 12,557.313 | 10.87 | 136,498 |
| Qualified XII (0.60) | 8,442.081 | 10.86 | 91,681 |
| Qualified XII (0.65) | 108.748 | 10.86 | 1,181 |
| Qualified XII (0.70) | 23,930.478 | 10.86 | 259,885 |
| Qualified XII (0.75) | 39,974.470 | 10.85 | 433,723 |
| Qualified XII (0.80) | 1,066,825.806 | 10.85 | 11,575,060 |
| Qualified XII (0.85) | 88,142.712 | 10.84 | 955,467 |
| Qualified XII (0.90) | 4,467.804 | 10.84 | 48,431 |
| Qualified XII (0.95) | 39,518.358 | 10.84 | 428,379 |
| Qualified XII (1.00) | 649,314.959 | 10.83 | 7,032,081 |
| Qualified XII (1.05) | 27,631.025 | 10.83 | 299,244 |
| Qualified XII (1.10) | 42,278.301 | 10.83 | 457,874 |
| Qualified XII (1.15) | 8,984.474 | 10.82 | 97,212 |
| Qualified XII (1.20) | 4,346.303 | 10.82 | 47,027 |
| Qualified XII (1.25) | 25,185.860 | 10.82 | 272,511 |
| Qualified XII (1.35) | 690.564 | 10.81 | 7,465 |
| Qualified XII (1.40) | 1,765.926 | 10.80 | 19,072 |
| Qualified XII (1.45) | 836.944 | 10.80 | 9,039 |
| Qualified XII (1.50) | 379.629 | 10.80 | 4,100 |
| Qualified XVI | 17,631.297 | 10.80 | 190,418 |
| Qualified XVII | 8,339.520 | 10.83 | 90,317 |
| Qualified XXIV | 33,350.993 | 11.08 | 369,529 |
| | 3,309,234.344 | | $ 35,829,217 |

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XI*

Certain large group Contracts issued in connection with deferred compensation plans adopted by state and local governments since January 1996.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXIV*

Group Contract issued in connection with optional retirement plans having Contract modifications effective July 2000 to lower mortality and expense fee.

*Qualified XXV*

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contract issued in connection with  Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contract issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contract issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contract issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contract issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

*Qualified XXXIV*

Group Contract issued in connection with ING Custom Choice plans at 60 basis points.

**9.    Financial Highlights**

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM Health Sciences** | | | | | | |
| 2004 | 2 | $10.00 | $   21 | (e) % | 1.05% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM Mid Cap Core Equity** | | | | | | |
| 2004 | 18 | $10.99 to $11.08 | 196 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM Small Cap Growth** | | | | | | |
| 2004 | - | $10.72 | - | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM V.I. Capital Appreciation** | | | | | | |
| 2004 | 2,282 | $5.77 to $10.80 | 20,524 | - | 0.00% to 1.50% | 4.97% to 14.62% |
| 2003 | 2,409 | $5.47 to $10.25 | 20,562 | - | 0.25% to 1.50% | 27.54% to 29.11% |
| 2002 | 2,288 | $4.26 to $7.11 | 15,302 | - | 0.00% to 1.50% | -25.48% to -24.62% |
| 2001 | 2,119 | $5.69 to $9.39 | 19,027 | 7.37 | 0.00% to 1.75% | -24.43% to -23.55% |
| 2000 | 1,839 | $7.50 to $12.29 | 21,974 | (a) | (a) | (a) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Core Equity | | | | | | |
| 2004 | 4,620 | $6.65 to $11.18 | $ 38,313 | 0.91 % | 0.00% to 1.50% | 7.32% to 38.44% |
| 2003 | 5,544 | $6.16 to $10.37 | 42,522 | 1.00 | 0.25% to 1.50% | 22.56% to 24.08% |
| 2002 | 5,575 | $5.00 to $6.54 | 34,728 | 0.33 | 0.00% to 1.50% | -16.84% to -15.71% |
| 2001 | 5,919 | $5.99 to $7.76 | 44,279 | 0.05 | 0.00% to 1.75% | -23.99% to -23.10% |
| 2000 | 5,023 | $7.84 to $10.04 | 48,981 | (a) | (a) | (a) |
| AIM V.I. Growth | | | | | | |
| 2004 | 3,029 | $4.46 to $11.06 | 17,595 | - | 0.00% to 1.50% | 6.63% to 61.70% |
| 2003 | 3,143 | $4.16 to $10.35 | 17,055 | - | 0.25% to 1.50% | 29.19% to 30.88% |
| 2002 | 2,722 | $3.20 to $4.38 | 11,403 | - | 0.25% to 1.50% | -32.00% to -31.21% |
| 2001 | 2,533 | $4.69 to $6.34 | 15,568 | 0.21 | 0.00% to 1.75% | -34.87% to -34.11% |
| 2000 | 2,061 | $7.16 to $9.62 | 19,441 | (a) | (a) | (a) |
| AIM V.I. Premier Equity | | | | | | |
| 2004 | 2,627 | $6.44 to $10.79 | 19,636 | 0.44 | 0.00% to 1.50% | 4.26% to 22.18% |
| 2003 | 2,956 | $6.15 to $10.33 | 21,041 | 0.31 | 0.25% to 1.50% | 23.17% to 24.71% |
| 2002 | 2,777 | $4.97 to $5.99 | 15,977 | 0.34 | 0.25% to 1.50% | -31.30% to -30.50% |
| 2001 | 2,682 | $7.19 to $8.58 | 22,335 | 2.33 | 0.00% to 1.75% | -13.87% to -12.88% |
| 2000 | 1,903 | $8.32 to $9.94 | 18,487 | (a) | (a) | (a) |
| Alliance Bernstein Growth and Income Fund | | | | | | |
| 2004 | 2 | $10.75 | 22 | (e) | 0.95% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Alliance Bernstein Growth and Income Portfolio | | | | | | |
| 2004 | 4 | $11.23 | 50 | (e) | 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

223

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| American Balanced Fund® | | | | | | |
| 2004 | 120 | $10.50 to $10.61 | $ 1,269 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| American Century® Income & Growth | | | | | | |
| 2004 | 433 | $10.03 to $30.91 | 4,389 | 1.83 | 1.00% to 1.10% | 11.51% to 11.57% |
| 2003 | 272 | $8.99 to $27.72 | 2,491 | 1.48 | 1.00% to 1.10% | 27.92% to 28.06% |
| 2002 | 159 | $7.02 to $21.67 | 1,152 | 1.30 | 1.00% to 1.10% | -20.84% to -20.40% |
| 2001 | 62 | $8.82 to $27.26 | 629 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Ariel Appreciation | | | | | | |
| 2004 | 18 | $10.88 to $10.94 | 192 | (e) | 0.85% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Ariel | | | | | | |
| 2004 | 13 | $11.66 to $11.70 | 154 | (e) | 1.25% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Baron Asset | | | | | | |
| 2004 | 11 | $12.11 to $12.18 | 135 | (e) | 0.60% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Baron Growth** | | | | | | |
| 2004 | 32 | $12.01 to $12.12 | $ 392 | - % | 0.50% to 1.50% | 0.00% |
| 2003 | - | $12.91 | - | (d) | 0.00% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| **Calvert Social Balanced** | | | | | | |
| 2004 | 3,412 | $10.91 to $29.27 | 66,170 | 1.71 | 0.00% to 1.50% | 6.63% to 8.01% |
| 2003 | 3,259 | $10.21 to $27.31 | 60,576 | 1.94 | 0.25% to 1.50% | 17.49% to 18.96% |
| 2002 | 3,111 | $8.88 to $23.11 | 49,766 | 2.70 | 0.00% to 1.50% | -13.46% to -12.46% |
| 2001 | 3,120 | $10.23 to $26.58 | 58,340 | 5.40 | 0.00% to 1.75% | -8.34% to -7.27% |
| 2000 | 3,005 | $11.13 to $28.86 | 63,262 | (a) | (a) | (a) |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | |
| 2004 | 48 | $11.47 to $11.58 | 553 | (e) | 0.40% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | |
| 2004 | 1,426 | $11.43 to $11.96 | 16,360 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Evergreen Special Values** | | | | | | |
| 2004 | 2,610 | $11.56 to $18.76 | 47,554 | 0.96 | 0.55% to 1.55% | 18.85% to 18.90% |
| 2003 | 1,118 | $15.33 to $15.50 | 17,138 | - | 0.95% to 1.00% | 34.00% to 34.08% |
| 2002 | 819 | $11.44 to $11.56 | 9,367 | - | 0.95% to 1.00% | -7.97% to -7.92% |
| 2001 | 316 | $12.43 to $12.56 | 3,926 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® Advisor Mid Cap | | | | | | |
| 2004 | 37 | $11.31 to $11.43 | $ 423 | (e) % | 0.35% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Fidelity® VIP Contrafund® | | | | | | |
| 2004 | 32,399 | $11.31 to $28.47 | 743,262 | 0.31 | 0.00% to 1.85% | 13.73% to 15.24% |
| 2003 | 27,815 | $10.35 to $24.91 | 564,372 | 0.40 | 0.25% to 1.50% | 26.56% to 28.10% |
| 2002 | 23,810 | $10.26 to $19.58 | 382,356 | 0.79 | 0.00% to 1.50% | -10.70% to -9.48% |
| 2001 | 20,685 | $11.40 to $21.82 | 375,287 | 3.44 | 0.00% to 1.75% | -13.56% to -12.55% |
| 2000 | 19,961 | $11.84 to $25.13 | 420,902 | (a) | (a) | (a) |
| Fidelity® VIP Equity-Income | | | | | | |
| 2004 | 21,024 | $10.84 to $27.10 | 405,088 | 1.43 | 0.00% to 1.95% | 9.88% to 11.29% |
| 2003 | 18,499 | $10.50 to $24.58 | 327,820 | 1.56 | 0.25% to 1.50% | 28.39% to 30.03% |
| 2002 | 16,267 | $8.79 to $19.07 | 226,895 | 1.66 | 0.00% to 1.50% | -18.19% to -17.24% |
| 2001 | 13,666 | $10.66 to $23.23 | 237,314 | 5.91 | 0.00% to 1.75% | -6.38% to -5.29% |
| 2000 | 10,367 | $11.30 to $24.73 | 195,903 | (a) | (a) | (a) |
| Fidelity® VIP Growth | | | | | | |
| 2004 | 24,025 | $9.50 to $24.16 | 377,338 | 0.26 | 0.00% to 1.65% | 1.80% to 3.11% |
| 2003 | 24,544 | $9.27 to $23.64 | 380,196 | 0.24 | 0.25% to 1.50% | 30.83% to 32.47% |
| 2002 | 23,257 | $8.30 to $18.00 | 277,744 | 0.25 | 0.00% to 1.50% | -31.15% to -30.35% |
| 2001 | 22,173 | $11.97 to $26.05 | 388,351 | 7.04 | 0.00% to 1.75% | -18.89% to -17.94% |
| 2000 | 20,583 | $14.65 to $32.00 | 448,872 | (a) | (a) | (a) |
| Fidelity® VIP High Income | | | | | | |
| 2004 | 568 | $8.98 to $9.03 | 5,210 | 9.10 | 1.00% to 1.50% | 8.40% to 8.45% |
| 2003 | 866 | $8.28 to $8.33 | 7,292 | 5.36 | 1.00% to 1.50% | 25.84% to 26.02% |
| 2002 | 529 | $6.58 to $6.61 | 3,569 | 8.54 | 1.00% to 1.50% | 2.31% to 2.41% |
| 2001 | 411 | $6.43 to $6.45 | 2,694 | 12.33 | 0.75% to 1.50% | -12.83% to -12.67% |
| 2000 | 332 | $7.38 to $7.39 | 2,450 | (a) | (a) | (a) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP *Asset Manager*[SM] | | | | | | |
| 2004 | 1,116 | $18.11 to $18.23 | $ 20,327 | 2.80 % | 1.00% to 1.10% | 4.32% to 4.47% |
| 2003 | 1,246 | $17.36 to $17.45 | 21,727 | 3.47 | 1.00% to 1.10% | 16.67% to 16.80% |
| 2002 | 1,221 | $14.88 to $14.94 | 18,235 | 3.97 | 1.00% to 1.10% | -9.73% to -9.64% |
| 2001 | 1,306 | $16.48 to $16.54 | 21,589 | 5.70 | 1.05% to 1.25% | -5.29% to -5.10% |
| 2000 | 1,362 | $17.41 to $17.43 | 23,730 | (a) | (a) | (a) |
| Fidelity® VIP Index 500 | | | | | | |
| 2004 | 4,966 | $23.38 to $23.53 | 116,763 | 1.24 | 1.00% to 1.10% | 9.41% to 9.49% |
| 2003 | 4,705 | $21.37 to $21.49 | 101,046 | 1.34 | 1.00% to 1.10% | 26.98% to 27.16% |
| 2002 | 4,302 | $16.83 to $16.90 | 72,668 | 1.32 | 1.00% to 1.10% | -23.10% to -23.32% |
| 2001 | 4,378 | $21.89 to $21.96 | 96,097 | 1.12 | 1.05% to 1.25% | -13.20% to -13.03% |
| 2000 | 4,146 | $25.21 to $25.25 | 104,650 | (a) | (a) | (a) |
| Fidelity® VIP Overseas | | | | | | |
| 2004 | 3,036 | $8.33 to $15.65 | 41,057 | 1.10 | 0.00% to 1.50% | 11.91% to 27.00% |
| 2003 | 2,508 | $7.40 to $13.88 | 30,341 | 0.50 | 0.25% to 1.50% | 41.20% to 43.00% |
| 2002 | 1,719 | $5.21 to $9.79 | 14,076 | 0.74 | 0.00% to 1.50% | -21.47% to -20.56% |
| 2001 | 1,306 | $6.61 to $12.42 | 14,766 | 13.21 | 0.00% to 1.75% | -22.35% to -21.44% |
| 2000 | 1,232 | $8.47 to $15.94 | 18,192 | (a) | (a) | (a) |
| Franklin Small-Mid Cap Growth | | | | | | |
| 2004 | 6 | $10.84 to $10.91 | 70 | (e) | 0.90% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Franklin Small Cap Value Securities | | | | | | |
| 2004 | 3,359 | $12.11 to $16.33 | 50,132 | 0.13 | 0.00% to 1.65% | 21.91% to 23.12% |
| 2003 | 1,312 | $10.35 to $13.33 | 15,883 | 0.19 | 0.55% to 1.50% | 30.14% to 31.36% |
| 2002 | 860 | $9.19 to $9.32 | 7,951 | 0.55 | 0.55% to 1.50% | -10.62% to -10.12% |
| 2001 | 13 | $10.28 to $10.30 | 130 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| The Growth Fund of America® - Class R-3 | | | | | | |
| 2004 | 122 | $10.74 to $10.86 | $ 1,320 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| The Growth Fund of America® - Class R-4 | | | | | | |
| 2004 | 4,738 | $10.80 to $11.14 | 51,341 | (e) | 0.45% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| The Income Fund of America® - Class R-3 | | | | | | |
| 2004 | 10 | $10.97 to $11.08 | 110 | (e) | 0.30% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET Fund - Series H | | | | | | |
| 2004 | 1,283 | $10.02 to $11.03 | 13,499 | 4.66 | 0.25% to 1.75% | -0.19% to 1.12% |
| 2003 | 1,765 | $10.03 to $10.91 | 18,535 | 4.10 | 0.50% to 1.75% | 1.37% to 2.73% |
| 2002 | 2,251 | $10.23 to $10.62 | 23,282 | 3.60 | 0.25% to 1.75% | 2.95% to 3.93% |
| 2001 | 2,578 | $9.93 to $10.17 | 25,808 | 0.47 | 0.25% to 1.75% | -1.09% to 0.08% |
| 2000 | 2,894 | $9.87 to $10.16 | 29,176 | (a) | (a) | (a) |
| ING GET Fund - Series I | | | | | | |
| 2004 | 75 | $9.96 to $10.23 | 770 | 3.87 | 1.75% | -0.60% to -0.58% |
| 2003 | 106 | $10.02 to $10.29 | 1,092 | 3.42 | 1.75% | 1.38% |
| 2002 | 117 | $10.15 | 1,190 | 3.54 | 1.75% | 3.52% |
| 2001 | 128 | $9.80 | 1,252 | 0.24 | 1.75% | -0.60% |
| 2000 | 138 | $9.86 | 1,364 | (a) | (a) | (a) |

228

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING GET Fund - Series J** | | | | | | |
| 2004 | 35 | $9.95 to $10.11 | $ 351 | 4.61 % | 1.75% | -0.70% to -0.69% |
| 2003 | 38 | $10.02 to $10.18 | 386 | 3.59 | 1.75% | 0.79% |
| 2002 | 39 | $10.10 | 394 | 3.47 | 1.75% | 4.23% |
| 2001 | 39 | $9.69 | 381 | 0.16 | 1.75% | -0.46% |
| 2000 | 47 | $9.73 | 457 | (a) | (a) | (a) |
| **ING GET Fund - Series K** | | | | | | |
| 2004 | 131 | $9.90 to $10.32 | 1,349 | 3.63 | 1.25% to 1.75% | -1.17% to -0.58% |
| 2003 | 167 | $10.01 to $10.38 | 1,736 | 3.07 | 1.25% to 1.75% | 0.59% to 1.07% |
| 2002 | 200 | $10.17 to $10.27 | 2,048 | 2.74 | 1.25% to 1.75% | 3.90% to 4.41% |
| 2001 | 231 | $9.79 to $9.84 | 2,275 | - | 1.30% to 1.75% | -2.52% to -2.09% |
| 2000 | 285 | $10.04 to $10.05 | 2,863 | (a) | (a) | (a) |
| **ING GET Fund - Series L** | | | | | | |
| 2004 | 68 | $10.27 | 696 | 4.24 | 1.25% | -0.68% |
| 2003 | 101 | $10.34 | 1,049 | 3.76 | 1.25% | 2.17% |
| 2002 | 117 | $10.12 | 1,187 | 0.05 | 1.25% | 1.41% |
| 2001 | 131 | $9.98 | 1,305 | 4.60 | 1.30% | -0.36% |
| 2000 | 2 | $10.02 | 16 | (a) | (a) | (a) |
| **ING GET Fund - Series Q** | | | | | | |
| 2004 | 364 | $10.57 | 3,849 | 3.64 | 1.25% | 0.67% |
| 2003 | 418 | $10.50 | 4,385 | - | 1.25% | 3.86% |
| 2002 | 498 | $10.11 | 5,031 | 2.28 | 1.25% | (c) |
| 2001 | 364 | $10.00 | 3,642 | (b) | 1.05% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING GET Fund - Series S** | | | | | | |
| 2004 | 2,247 | $10.18 to $10.89 | 23,958 | 2.65 | 0.50% to 1.75% | 0.86% to 2.16% |
| 2003 | 3,106 | $10.09 to $10.69 | 32,661 | 0.10 | 0.50% to 1.75% | 4.08% to 5.34% |
| 2002 | 4,624 | $10.04 to $10.11 | 46,558 | (c) | 0.25% to 1.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Balanced | | | | | | |
| 2004 | 30,971 | $11.05 to $34.36 | $ 692,148 | 1.99 % | 0.00% to 1.50% | 7.78% to 9.12% |
| 2003 | 31,363 | $10.22 to $31.70 | 659,370 | 1.96 | 0.25% to 1.50% | 17.10% to 18.62% |
| 2002 | 32,476 | $10.03 to $26.92 | 597,925 | 1.06 | 0.00% to 1.50% | -11.64% to -10.62% |
| 2001 | 36,765 | $11.27 to $30.30 | 768,043 | 5.73 | 0.00% to 1.75% | -5.66% to -4.54% |
| 2000 | 38,718 | $11.85 to $31.93 | 875,436 | (a) | (a) | (a) |
| ING VP Emerging Markets | | | | | | |
| 2004 | 1,038 | $10.10 to $10.13 | 10,509 | 0.84 | 1.00% | 20.45% to 20.53% |
| 2003 | 973 | $8.38 to $8.41 | 8,172 | - | 1.00% | 45.74% to 45.75% |
| 2002 | 871 | $5.75 to $5.77 | 5,020 | - | 1.00% | -10.24% to -10.23% |
| 2001 | 859 | $6.41 to $6.43 | 5,519 | 20.84 | 1.00% to 1.25% | -11.54% to -11.37% |
| 2000 | 878 | $7.24 to $7.25 | 6,367 | (a) | (a) | (a) |
| ING VP Intermediate Bond | | | | | | |
| 2004 | 20,579 | $10.21 to $74.70 | 407,745 | 1.50 | 0.00% to 1.95% | 3.31% to 4.59% |
| 2003 | 20,885 | $10.04 to $71.97 | 408,185 | 1.72 | 0.25% to 1.50% | 4.71% to 6.06% |
| 2002 | 24,208 | $13.07 to $68.41 | 458,178 | 3.22 | 0.00% to 1.50% | 6.72% to 7.96% |
| 2001 | 23,313 | $12.15 to $63.81 | 409,596 | 6.40 | 0.00% to 1.75% | 7.12% to 8.37% |
| 2000 | 17,978 | $11.26 to $59.29 | 301,919 | (a) | (a) | (a) |
| ING VP Money Market | | | | | | |
| 2004 | 14,934 | $9.98 to $50.07 | 216,952 | 1.09 | 0.00% to 1.50% | -0.49% to 0.76% |
| 2003 | 17,666 | $10.00 to $49.72 | 257,477 | 1.79 | 0.25% to 1.50% | -0.61% to .66% |
| 2002 | 23,887 | $11.78 to $49.45 | 368,846 | 3.78 | 0.00% to 1.50% | 0.11% to 1.27% |
| 2001 | 24,401 | $11.68 to $48.83 | 374,569 | 5.45 | 0.00% to 1.75% | 2.38% to 3.62% |
| 2000 | 21,736 | $11.32 to $47.51 | 322,714 | (a) | (a) | (a) |
| ING VP Natural Resources | | | | | | |
| 2004 | 1,267 | $12.03 to $19.55 | 20,790 | 0.82 | 0.00% to 1.50% | 11.01% to 30.41% |
| 2003 | 940 | $10.76 to $17.40 | 13,971 | - | 0.25% to 1.50% | 28.54% to 30.12% |
| 2002 | 1,022 | $8.30 to $13.46 | 11,897 | 0.18 | 0.00% to 1.50% | -3.56% to -2.54% |
| 2001 | 1,061 | $8.54 to $13.82 | 12,751 | - | 0.00% to 1.75% | -17.19% to -16.23% |
| 2000 | 1,140 | $10.24 to $16.64 | 16,696 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Julius Baer Foreign | | | | | | |
| 2004 | 122 | $11.66 to $12.27 | $ 1,428 | (e) % | 0.70% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MFS Total Return | | | | | | |
| 2004 | 2,236 | $10.84 to $13.30 | 29,119 | 2.74 | 0.55% to 1.50% | 9.45% to 10.56% |
| 2003 | 701 | $11.28 to $12.03 | 8,289 | (d) | 0.55% to 1.50% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Equity Income | | | | | | |
| 2004 | 2,052 | $11.13 to $14.87 | 30,123 | 1.48 | 0.50% to 1.55% | 13.15% to 14.30% |
| 2003 | 166 | $12.20 to $13.01 | 2,143 | (d) | 0.55% to 1.50% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Aeltus Enhanced Index | | | | | | |
| 2004 | 179 | $8.41 to $11.01 | 1,536 | 0.68 | 0.60% to 1.50% | 8.35% to 9.36% |
| 2003 | 101 | $7.76 to $10.13 | 800 | 0.65 | 0.60% to 1.50% | 25.57% to 26.56% |
| 2002 | 19 | $6.18 to $8.04 | 126 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING American Century Select | | | | | | |
| 2004 | 230 | $8.84 to $9.95 | 2,070 | - | 0.40% to 1.50% | 3.15% to 4.31% |
| 2003 | 253 | $8.57 to $10.38 | 2,194 | - | 0.40% to 1.50% | 32.25% to 33.38% |
| 2002 | 39 | $6.48 to $6.85 | 255 | (c) | 0.75% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

231

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Small Cap Value | | | | | | |
| 2004 | 1,961 | $11.64 to $13.29 | $ 25,577 | 0.04 % | 0.00% to 1.50% | 19.50% to 20.75% |
| 2003 | 582 | $10.77 to $10.94 | 6,307 | 0.17 | 0.55% to 1.50% | 33.46% to 34.73% |
| 2002 | 227 | $8.07 to $8.12 | 1,834 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Baron Small Cap Growth | | | | | | |
| 2004 | 3,951 | $12.10 to $16.51 | 58,317 | - | 0.00% to 1.50% | 26.05% to 27.38% |
| 2003 | 1,313 | $10.23 to $13.03 | 15,257 | - | 0.40% to 1.50% | 31.49% to 32.65% |
| 2002 | 372 | $8.67 to $8.73 | 3,239 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Goldman Sachs® Capital Growth | | | | | | |
| 2004 | 138 | $9.96 to $11.06 | 1,490 | 0.09 | 0.60% to 1.50% | 7.17% to 8.11% |
| 2003 | 83 | $9.27 to $10.37 | 827 | - | 0.60% to 1.50% | 21.72% to 22.96% |
| 2002 | 43 | $7.59 to $8.32 | 347 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan International | | | | | | |
| 2004 | 7,709 | $10.97 to $22.92 | 138,552 | 1.10 | 0.00% to 1.50% | 17.11% to 18.98% |
| 2003 | 8,116 | $9.30 to $19.47 | 126,504 | 0.98 | 0.25% to 1.50% | 27.52% to 29.04% |
| 2002 | 8,676 | $7.24 to $15.19 | 107,839 | 0.62 | 0.00% to 1.50% | -19.30% to -18.37% |
| 2001 | 9,398 | $8.90 to $18.73 | 145,566 | 23.69 | 0.00% to 1.75% | -28.02% to -27.18% |
| 2000 | 10,064 | $12.27 to $25.91 | 219,543 | (a) | (a) | (a) |
| ING JPMorgan Mid Cap Value | | | | | | |
| 2004 | 1,022 | $11.71 to $14.33 | 14,426 | 0.22 | 0.00% to 1.50% | 18.76% to 20.12% |
| 2003 | 339 | $10.24 to $11.93 | 3,999 | 0.44 | 0.45% to 1.50% | 28.20% to 29.21% |
| 2002 | 113 | $9.15 to $9.21 | 1,038 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING MFS Capital Opportunities | | | | | | |
| 2004 | 7,187 | $9.80 to $29.32 | $ 143,585 | 0.44 % | 0.00% to 1.50% | 11.16% to 12.65% |
| 2003 | 8,274 | $8.73 to $26.23 | 151,497 | 0.19 | 0.25% to 1.50% | 26.12% to 27.71% |
| 2002 | 8,811 | $7.36 to $20.69 | 129,150 | - | 0.00% to 1.50% | -31.20% to -30.41% |
| 2001 | 9,985 | $10.67 to $29.93 | 216,006 | 18.63 | 0.00% to 1.75% | -25.88% to -25.02% |
| 2000 | 9,596 | $14.36 to $40.20 | 291,499 | (a) | (a) | (a) |
| ING OpCap Balanced Value | | | | | | |
| 2004 | 1,519 | $11.21 to $13.80 | 20,474 | 1.09 | 0.55% to 1.50% | 8.60% to 9.70% |
| 2003 | 752 | $10.29 to $12.58 | 9,183 | 1.63 | 0.55% to 1.50% | 28.44% to 29.44% |
| 2002 | 59 | $8.00 to $9.69 | 515 | (c) | 0.70% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Oppenheimer Global Portfolio | | | | | | |
| 2004 | 182 | $12.22 to $12.52 | 2,264 | - | 0.60% to 1.50% | 13.36% to 14.26% |
| 2003 | 119 | $10.78 to $10.94 | 1,294 | - | 0.65% to 1.50% | 29.96% to 30.90% |
| 2002 | 24 | $8.30 to $8.35 | 202 | (c) | 0.70% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING PIMCO Total Return | | | | | | |
| 2004 | 3,872 | $10.21 to $11.64 | 43,692 | - | 0.40% to 1.50% | 2.73% to 3.93% |
| 2003 | 2,845 | $10.02 to $11.20 | 31,227 | 3.56 | 0.40% to 1.50% | 2.52% to 3.44% |
| 2002 | 1,518 | $10.70 to $10.77 | 16,279 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Salomon Brothers Aggressive Growth - Initial Class | | | | | | |
| 2004 | 19,676 | $8.28 to $14.64 | 228,353 | - | 0.00% to 1.50% | 7.99% to 26.50% |
| 2003 | 22,307 | $7.60 to $13.51 | 239,784 | - | 0.25% to 1.50% | 36.05% to 37.92% |
| 2002 | 21,979 | $5.54 to $9.90 | 175,927 | - | 0.00% to 1.50% | -36.27% to -35.53% |
| 2001 | 24,305 | $8.63 to $15.50 | 305,237 | 6.20 | 0.00% to 1.75% | -26.33% to -25.47% |
| 2000 | 24,658 | $11.63 to $20.98 | 425,188 | * | * | * |

233

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Salomon Brothers Aggressive Growth - Service Class | | | | | | |
| 2004 | 2 | $10.32 | $ 16 | (e) % | 0.70% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Salomon Brothers Fundamental Value | | | | | | |
| 2004 | 602 | $11.12 to $18.10 | 10,359 | - | 0.55% to 1.50% | 6.81% to 7.87% |
| 2003 | 578 | $10.39 to $16.78 | 9,414 | 1.39 | 0.55% to 1.50% | 38.62% to 39.78% |
| 2002 | 23 | $7.48 to $11.99 | 244 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Salomon Brothers Investors Value | | | | | | |
| 2004 | 427 | $10.74 to $14.14 | 5,760 | 0.92 | 0.55% to 1.50% | 8.37% to 9.44% |
| 2003 | 321 | $9.88 to $12.92 | 4,019 | 0.69 | 0.55% to 1.50% | 29.49% to 30.54% |
| 2002 | 67 | $7.62 to $9.89 | 635 | (c) | 0.60% to 1.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Diversified Mid Cap Growth - Service Class | | | | | | |
| 2004 | 1,207 | $7.62 to $11.27 | 9,594 | - | 0.45% to 1.50% | 6.87% to 8.09% |
| 2003 | 1,287 | $7.13 to $10.49 | 9,420 | - | 0.45% to 1.50% | 42.51% to 43.68% |
| 2002 | 166 | $5.00 to $7.32 | 902 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Growth Equity - Initial Class | | | | | | |
| 2004 | 14,985 | $11.28 to $23.81 | 291,385 | 0.16 | 0.00% to 1.50% | 8.36% to 10.00% |
| 2003 | 13,740 | $10.37 to $21.86 | 246,603 | 0.15 | 0.00% to 1.50% | 28.96% to 30.55% |
| 2002 | 12,185 | $9.02 to $16.86 | 169,889 | 0.19 | 0.00% to 1.50% | -24.44% to -23.64% |
| 2001 | 12,122 | $11.85 to $22.20 | 223,753 | 15.67 | 0.00% to 1.75% | -11.56% to -10.53% |
| 2000 | 11,636 | $13.30 to $24.99 | 244,865 | (a) | (a) | (a) |

234

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Service Class** | | | | | | |
| 2004 | 20 | $10.64 to $12.16 | $ 219 | (e) % | 0.40% to 1.30% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING UBS U.S. Large Cap Equity** | | | | | | |
| 2004 | 10,068 | $9.67 to $16.40 | 135,468 | 0.78 | 0.00% to 1.50% | 13.00% to 15.41% |
| 2003 | 10,747 | $8.55 to $14.33 | 128,075 | 0.58 | 0.25% to 1.50% | 23.02% to 24.66% |
| 2002 | 11,666 | $6.95 to $11.58 | 114,492 | 0.20 | 0.00% to 1.50% | -26.01% to -25.15% |
| 2001 | 12,954 | $9.39 to $15.50 | 172,262 | 20.46 | 0.00% to 1.75% | -22.07% to -21.20% |
| 2000 | 13,514 | $12.05 to $19.72 | 234,529 | (a) | (a) | (a) |
| **ING Van Kampen Comstock** | | | | | | |
| 2004 | 5,605 | $11.21 to $14.42 | 71,730 | - | 0.40% to 1.95% | 15.01% to 16.27% |
| 2003 | 2,951 | $10.46 to $12.47 | 32,018 | 0.89 | 0.40% to 1.50% | 27.74% to 28.90% |
| 2002 | 983 | $8.29 to $8.35 | 8,175 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Van Kampen Equity and Income** | | | | | | |
| 2004 | 105 | $10.44 to $33.04 | 2,372 | 0.37 | 0.55% to 1.50% | 8.97% to 9.99% |
| 2003 | 50 | $9.55 to $30.04 | 911 | 0.14 | 0.55% to 1.50% | 25.13% to 26.26% |
| 2002 | 42 | $7.61 to $23.76 | 474 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING VP Strategic Allocation Balanced** | | | | | | |
| 2004 | 4,481 | $10.67 to $18.08 | 70,666 | 1.25 | 0.00% to 1.55% | 8.56% to 9.97% |
| 2003 | 4,016 | $10.24 to $16.55 | 58,446 | 1.48 | 0.25% to 1.50% | 17.67% to 19.12% |
| 2002 | 3,907 | $8.84 to $13.98 | 47,846 | 2.59 | 0.00% to 1.50% | -10.89% to -9.85% |
| 2001 | 4,144 | $9.85 to $15.59 | 57,038 | 2.54 | 0.00% to 1.75% | -8.39% to -7.32% |
| 2000 | 4,127 | $10.67 to $16.92 | 62,530 | (a) | (a) | (a) |

235

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Strategic Allocation Growth** | | | | | | |
| 2004 | 5,143 | $10.83 to $18.78 | $ 81,653 | 1.05 % | 0.00% to 1.55% | 10.31% to 14.79% |
| 2003 | 4,838 | $9.86 to $16.92 | 69,833 | 0.88 | 0.25% to 1.50% | 22.46% to 23.96% |
| 2002 | 4,739 | $7.99 to $13.73 | 56,046 | 1.75 | 0.00% to 1.50% | -15.04% to -14.06% |
| 2001 | 4,817 | $9.34 to $16.07 | 67,010 | 1.60 | 0.00% to 1.75% | -12.87% to -11.85% |
| 2000 | 4,801 | $10.63 to $18.33 | 77,057 | (a) | (a) | (a) |
| **ING VP Strategic Allocation Income** | | | | | | |
| 2004 | 2,282 | $10.48 to $17.77 | 36,460 | 1.81 | 0.00% to 1.55% | 6.38% to 7.76% |
| 2003 | 2,238 | $10.18 to $16.50 | 33,837 | 2.30 | 0.25% to 1.50% | 11.92% to 13.28% |
| 2002 | 2,347 | $10.23 to $14.66 | 31,610 | 3.44 | 0.00% to 1.50% | -5.77% to -4.68% |
| 2001 | 2,600 | $10.77 to $15.41 | 37,096 | 4.35 | 0.00% to 1.75% | -3.84% to -2.71% |
| 2000 | 2,622 | $11.12 to $15.89 | 39,124 | (a) | (a) | (a) |
| **ING Financial Services** | | | | | | |
| 2004 | 1 | $10.87 | 9 | (e) | 0.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Growth and Income** | | | | | | |
| 2004 | 108,588 | $8.47 to $267.99 | 2,182,323 | 2.32 | 0.00% to 1.50% | 6.78% to 21.16% |
| 2003 | 121,775 | $7.87 to $249.58 | 2,310,967 | - | 0.25% to 1.50% | 24.14% to 25.78% |
| 2002 | 139,292 | $6.29 to $199.83 | 2,141,418 | 0.84 | 0.00% to 1.50% | -26.11% to -25.25% |
| 2001 | 162,099 | $8.45 to $268.94 | 3,399,498 | 0.60 | 0.00% to 1.75% | -19.62% to -18.68% |
| 2000 | 178,363 | $10.44 to $332.72 | 4,739,548 | (a) | (a) | (a) |
| **ING GET US Core - Series 1** | | | | | | |
| 2004 | 212 | $10.51 | 2,224 | 0.70 | 1.25% | 2.24% |
| 2003 | 231 | $10.28 | 2,378 | (d) | 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET US Core - Series 2 | | | | | | |
| 2004 | 1,821 | $10.23 to $10.31 | $ 18,726 | 0.11 % | 1.00% to 1.65% | 1.99% to 2.59% |
| 2003 | 2,055 | $10.03 to $10.05 | 20,639 | (d) | 1.05% to 1.65% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET US Core - Series 3 | | | | | | |
| 2004 | 5,300 | $9.95 to $10.02 | 52,924 | 0.00 | 1.00% to 1.75% | -0.40% to 0.20% |
| 2003 | 21 | $9.99 to $10.00 | 207 | (d) | 0.80% to 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET US Core - Series 5 | | | | | | |
| 2004 | 66 | $10.47 | 696 | (e) | 1.75% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET US Core - Series 6 | | | | | | |
| 2004 | 556 | $10.08 | 5,605 | (e) | 1.75% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET US Core - Series 7 | | | | | | |
| 2004 | 402 | $10.00 | 4,017 | (e) | 1.00% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING GNMA Income** | | | | | | |
| 2004 | 40 | $10.10 to $10.20 | $ 404 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Intermediate Bond** | | | | | | |
| 2004 | 52 | $10.20 to $10.29 | 535 | (e) | 0.40% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Global Science and Technology** | | | | | | |
| 2004 | 11,027 | $3.56 to $10.00 | 40,737 | - | 0.00% to 1.50% | -2.73% to 132.01% |
| 2003 | 12,668 | $3.64 to $10.26 | 47,295 | - | 0.25% to 1.50% | 43.36% to 45.25% |
| 2002 | 8,904 | $2.53 to $2.64 | 23,001 | - | 0.00% to 1.50% | -42.16% to -41.49% |
| 2001 | 7,145 | $4.35 to $4.50 | 31,754 | - | 0.00% to 1.75% | -24.13% to -23.22% |
| 2000 | 4,262 | $5.71 to $5.87 | 24,855 | (a) | (a) | (a) |
| **ING VP Growth** | | | | | | |
| 2004 | 6,937 | $5.37 to $15.14 | 89,883 | 0.12 | 0.00% to 1.50% | 5.63% to 6.92% |
| 2003 | 7,779 | $5.06 to $14.18 | 95,972 | - | 0.25% to 1.50% | 28.43% to 30.14% |
| 2002 | 7,963 | $3.92 to $10.79 | 76,539 | - | 0.00% to 1.50% | -30.00% to -29.19% |
| 2001 | 8,753 | $5.57 to $15.43 | 120,765 | 11.29 | 0.00% to 1.75% | -28.16% to -27.32% |
| 2000 | 8,901 | $7.72 to $21.24 | 171,159 | (a) | (a) | (a) |
| **ING VP Index Plus LargeCap** | | | | | | |
| 2004 | 32,461 | $10.67 to $19.66 | 562,520 | 0.99 | 0.00% to 1.95% | 8.92% to 10.32% |
| 2003 | 31,590 | $9.74 to $17.85 | 503,421 | 1.04 | 0.25% to 1.50% | 24.22% to 25.85% |
| 2002 | 29,577 | $8.36 to $14.03 | 378,460 | 0.24 | 0.00% to 1.50% | -22.70% to -21.80% |
| 2001 | 27,743 | $10.73 to $18.18 | 459,606 | 4.07 | 0.00% to 1.75% | -14.92% to -13.92% |
| 2000 | 25,137 | $12.52 to $21.13 | 488,938 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Index Plus MidCap** | | | | | | |
| 2004 | 18,764 | $11.22 to $20.56 | $  361,470 | 0.40 % | 0.00% to 1.85% | 14.85% to 16.29% |
| 2003 | 14,056 | $10.18 to $17.68 | 233,761 | 0.39 | 0.25% to 1.50% | 30.49% to 32.14% |
| 2002 | 11,364 | $12.33 to $13.38 | 144,261 | 0.45 | 0.00% to 1.50% | -13.40% to -12.40% |
| 2001 | 6,071 | $14.24 to $15.20 | 88,491 | 5.86 | 0.00% to 1.75% | -2.80% to -1.67% |
| 2000 | 3,705 | $14.65 to $15.46 | 55,395 | (a) | (a) | (a) |
| **ING VP Index Plus SmallCap** | | | | | | |
| 2004 | 10,466 | $11.68 to $16.34 | 158,486 | 0.15 | 0.00% to 1.85% | 20.22% to 21.76% |
| 2003 | 7,540 | $10.20 to $13.42 | 93,931 | 0.17 | 0.25% to 1.50% | 34.15% to 35.83% |
| 2002 | 5,909 | $8.96 to $9.88 | 54,579 | 0.17 | 0.00% to 1.50% | -14.50% to -13.51% |
| 2001 | 2,687 | $10.48 to $11.37 | 28,860 | 4.91 | 0.00% to 1.75% | 0.87% to 2.05% |
| 2000 | 1,211 | $9.94 to $11.14 | 12,843 | (a) | (a) | (a) |
| **ING VP International Equity** | | | | | | |
| 2004 | 1,509 | $6.71 to $12.18 | 14,340 | 1.20 | 0.00% to 1.50% | 15.42% to 32.77% |
| 2003 | 1,451 | $5.79 to $10.52 | 11,933 | 1.01 | 0.25% to 1.50% | 30.10% to 31.82% |
| 2002 | 1,316 | $4.43 to $6.40 | 8,248 | 0.22 | 0.00% to 1.50% | -27.77% to -26.93% |
| 2001 | 1,269 | $6.10 to $8.79 | 10,978 | 0.11 | 0.00% to 1.75% | -25.02% to -24.14% |
| 2000 | 1,117 | $8.09 to $11.62 | 12,949 | (a) | (a) | (a) |
| **ING VP Small Company** | | | | | | |
| 2004 | 9,070 | $11.02 to $23.47 | 175,779 | 0.28 | 0.00% to 1.50% | 12.69% to 14.09% |
| 2003 | 9,733 | $9.73 to $20.60 | 167,432 | 0.25 | 0.25% to 1.50% | 35.44% to 37.18% |
| 2002 | 9,115 | $7.15 to $14.86 | 115,085 | 0.48 | 0.00% to 1.50% | -24.37% to -23.50% |
| 2001 | 7,976 | $9.41 to $19.68 | 134,200 | 3.51 | 0.00% to 1.75% | 2.44% to 3.64% |
| 2000 | 6,314 | $9.15 to $19.00 | 104,712 | (a) | (a) | (a) |
| **ING VP Value Opportunity** | | | | | | |
| 2004 | 6,985 | $9.66 to $18.79 | 110,369 | 0.80 | 0.00% to 1.50% | 8.48% to 9.86% |
| 2003 | 8,963 | $8.85 to $17.11 | 133,176 | 0.77 | 0.25% to 1.50% | 22.79% to 24.30% |
| 2002 | 9,633 | $9.09 to $13.82 | 115,345 | 0.46 | 0.00% to 1.50% | -27.07% to -26.22% |
| 2001 | 7,322 | $12.37 to $18.98 | 118,660 | 4.66 | 0.00% to 1.75% | -10.97% to -9.93% |
| 2000 | 3,530 | $13.79 to $20.91 | 63,066 | (a) | (a) | (a) |

239

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Financial Services | | | | | | |
| 2004 | 17 | $11.12 to $11.44 | $ 194 | (e) % | 0.75% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP International Value | | | | | | |
| 2004 | 4,834 | $11.49 to $13.33 | 58,379 | 1.23 | 0.30% to 1.50% | 15.63% to 16.94% |
| 2003 | 3,157 | $10.17 to $11.47 | 32,591 | 1.19 | 0.40% to 1.50% | 27.92% to 29.37% |
| 2002 | 1,603 | $7.95 to $8.07 | 12,825 | 0.86 | 0.45% to 1.50% | -16.56% to -16.17% |
| 2001 | 160 | $9.54 to $9.56 | 1,529 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP MagnaCap | | | | | | |
| 2004 | 183 | $9.45 to $9.68 | 1,748 | 1.63 | 0.60% to 1.50% | 7.39% to 8.41% |
| 2003 | 177 | $8.80 to $8.93 | 1,571 | 1.04 | 0.60% to 1.50% | 29.18% to 30.17% |
| 2002 | 80 | $6.82 to $6.86 | 544 | (c) | 0.60% to 1.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP MidCap Opportunities | | | | | | |
| 2004 | 536 | $10.19 to $11.43 | 5,546 | - | 0.55% to 1.50% | 9.81% to 20.57% |
| 2003 | 447 | $9.28 to $9.50 | 4,191 | - | 0.55% to 1.50% | 34.69% to 35.91% |
| 2002 | 66 | $6.89 to $6.99 | 457 | - | 0.55% to 1.50% | -26.79% to -26.57% |
| 2001 | 3 | $9.45 to $9.46 | 30 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Real Estate | | | | | | |
| 2004 | 1,960 | $13.58 to $13.95 | 27,225 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP SmallCap Opportunities** | | | | | | |
| 2004 | 1,087 | $7.36 to $8.08 | $ 8,178 | - % | 0.40% to 1.50% | 8.53% to 16.59% |
| 2003 | 1,170 | $6.78 to $6.96 | 8,045 | - | 0.40% to 1.50% | 36.69% to 38.10% |
| 2002 | 446 | $4.96 to $5.04 | 2,239 | - | 0.45% to 1.50% | -44.29% to -44.13% |
| 2001 | 7 | $8.95 to $8.96 | 59 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Real Estate** | | | | | | |
| 2004 | 22 | $12.65 to $12.76 | 282 | (e) | 0.45% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Janus Advisor Series Balanced** | | | | | | |
| 2004 | - | $11.40 | - | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Janus Aspen Balanced** | | | | | | |
| 2004 | 16,735 | $10.06 to $26.46 | 356,943 | 2.17 | 0.00% to 1.95% | 6.91% to 8.29% |
| 2003 | 19,201 | $9.36 to $24.66 | 385,094 | 2.22 | 0.25% to 1.50% | 12.34% to 13.76% |
| 2002 | 19,717 | $8.29 to $21.87 | 353,540 | 2.57 | 0.00% to 1.50% | -7.84% to -6.77% |
| 2001 | 17,000 | $8.95 to $23.65 | 338,450 | 2.71 | 0.00% to 1.75% | -6.13% to -5.04% |
| 2000 | 13,548 | $9.49 to $25.11 | 296,054 | (a) | (a) | (a) |
| **Janus Aspen Capital Appreciation** | | | | | | |
| 2004 | 365 | $8.55 to $11.51 | 3,238 | 0.03 | 1.00% to 1.25% | 16.50% to 16.80% |
| 2003 | 423 | $7.32 to $9.88 | 3,177 | 0.27 | 1.00% to 1.25% | 18.75% to 19.02% |
| 2002 | 326 | $6.15 to $8.32 | 2,019 | 0.33 | 1.00% to 1.25% | -16.77% |
| 2001 | 72 | $7.39 | 530 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Janus Aspen Flexible Income** | | | | | | |
| 2004 | 4,497 | $10.30 to $21.35 | $ 78,169 | 5.55 % | 0.00% to 1.50% | 2.39% to 3.69% |
| 2003 | 5,268 | $10.03 to $20.59 | 89,994 | 4.83 | 0.25% to 1.50% | 4.82% to 6.09% |
| 2002 | 5,626 | $12.74 to $19.53 | 92,271 | 4.52 | 0.00% to 1.50% | 8.83% to 10.09% |
| 2001 | 3,776 | $11.67 to $17.78 | 56,744 | 6.11 | 0.00% to 1.75% | 6.13% to 7.36% |
| 2000 | 2,595 | $10.97 to $16.61 | 36,898 | (a) | (a) | (a) |
| **Janus Aspen Growth** | | | | | | |
| 2004 | 12,324 | $9.60 to $19.79 | 199,501 | 0.13 | 0.00% to 1.50% | 2.98% to 4.25% |
| 2003 | 15,153 | $9.27 to $19.13 | 239,988 | 0.09 | 0.25% to 1.50% | 29.72% to 31.47% |
| 2002 | 16,346 | $7.70 to $14.67 | 199,166 | - | 0.00% to 1.50% | -27.61% to -26.77% |
| 2001 | 18,060 | $10.56 to $20.16 | 305,619 | 0.25 | 0.00% to 1.75% | -25.86% to -25.00% |
| 2000 | 17,916 | $14.14 to $27.07 | 412,686 | (a) | (a) | (a) |
| **Janus Aspen Mid Cap Growth** | | | | | | |
| 2004 | 25,472 | $10.94 to $24.72 | 458,336 | - | 0.00% to 1.50% | 18.99% to 20.42% |
| 2003 | 30,177 | $9.11 to $20.68 | 459,241 | - | 0.25% to 1.50% | 33.11% to 34.86% |
| 2002 | 31,862 | $7.88 to $15.46 | 369,184 | - | 0.00% to 1.50% | -29.01% to -28.04% |
| 2001 | 34,630 | $11.02 to $21.67 | 569,410 | - | 0.00% to 1.75% | -40.36% to -39.66% |
| 2000 | 33,795 | $18.33 to $36.17 | 950,193 | (a) | (a) | (a) |
| **Janus Aspen Worldwide Growth** | | | | | | |
| 2004 | 24,107 | $9.48 to $23.32 | 425,591 | 0.95 | 0.00% to 1.50% | 3.20% to 4.47% |
| 2003 | 31,018 | $9.09 to $22.51 | 536,188 | 1.06 | 0.25% to 1.50% | 22.11% to 23.74% |
| 2002 | 36,207 | $7.94 to $18.36 | 513,443 | 0.87 | 0.00% to 1.50% | -26.61% to -25.61% |
| 2001 | 40,344 | $10.75 to $24.94 | 783,656 | 0.45 | 0.00% to 1.75% | -23.60% to -22.71% |
| 2000 | 42,211 | $13.96 to $32.52 | 1,083,720 | (a) | (a) | (a) |
| **Janus Twenty** | | | | | | |
| 2004 | 124 | $5.87 to $5.90 | 730 | - | 0.95% to 1.10% | 22.55% to 22.66% |
| 2003 | 117 | $4.79 to $4.81 | 563 | 0.63 | 0.95% to 1.10% | 23.97% to 24.09% |
| 2002 | 99 | $3.86 to $3.88 | 383 | 0.63 | 0.95% to 1.10% | -24.85% to -24.74% |
| 2001 | 97 | $5.14 to $5.15 | 497 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

242

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Lord Abbett Affiliated** | | | | | | |
| 2004 | 20 | $11.02 to $11.10 | $ 221 | (e) % | 0.65% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Lord Abbett Growth and Income** | | | | | | |
| 2004 | 9,581 | $11.21 to $11.85 | 109,667 | 1.07 | 0.45% to 1.95% | 10.99% to 14.71% |
| 2003 | 4,951 | $10.10 to $10.44 | 50,532 | 0.93 | 0.45% to 1.50% | 28.99% to 30.39% |
| 2002 | 1,545 | $7.83 to $7.93 | 12,172 | 1.05 | 0.55% to 1.50% | -19.17% to -18.81% |
| 2001 | 126 | $9.70 to $9.72 | 1,226 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Lord Abbett Mid-Cap Value - Class VC** | | | | | | |
| 2004 | 7,424 | $12.45 to $15.68 | 96,241 | 0.40 | 0.00% to 1.50% | 22.18% to 36.28% |
| 2003 | 2,735 | $10.19 to $12.77 | 28,509 | 0.67 | 0.45% to 1.50% | 22.92% to 24.05% |
| 2002 | 1,213 | $8.29 to $8.41 | 10,124 | 1.08 | 0.55% to 1.50% | -10.91% to -10.64% |
| 2001 | 28 | $9.34 to $9.35 | 265 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Lord Abbett Mid Cap Value Fund - Class A** | | | | | | |
| 2004 | 24 | $11.91 to $14.25 | 290 | (e) | 0.50% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Lord Abbett Small-Cap Value** | | | | | | |
| 2004 | 45 | $11.74 to $11.84 | 530 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Massachusetts Investors Growth Stock | | | | | | |
| 2004 | 17 | $10.55 to $10.58 | $ 180 | (e) % | 0.70% to 0.95% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| MFS® Total Return | | | | | | |
| 2004 | 5,159 | $14.45 to $14.54 | 74,758 | 1.56 | 1.00% to 1.10% | 10.14% to 10.24% |
| 2003 | 4,414 | $13.12 to $13.19 | 58,033 | 1.66 | 1.00% to 1.10% | 14.99% to 15.20% |
| 2002 | 3,443 | $11.41 to $11.45 | 39,338 | 1.50 | 1.00% to 1.10% | -6.21% to -6.11% |
| 2001 | 1,743 | $12.16 to $12.20 | 21,228 | 3.77 | 1.05% to 1.25% | -1.00% to -0.81% |
| 2000 | 395 | $12.28 to $12.30 | 4,860 | (a) | (a) | (a) |
| Moderate Allocation Portfolio | | | | | | |
| 2004 | 6 | $10.72 | 63 | (e) | 0.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Mutual Discovery | | | | | | |
| 2004 | 16 | $11.54 to $11.60 | 186 | (e) | 0.45% to 1.05% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| New Perspective Fund® - Class R-3 | | | | | | |
| 2004 | 18 | $11.12 to $11.17 | 204 | (e) | 0.30% to 0.80% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

244

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| New Perspective Fund® - Class R-4 | | | | | | |
| 2004 | 762 | $11.30 to $11.66 | $ 8,638 | (e) % | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Capital Appreciation | | | | | | |
| 2004 | 21 | $10.27 to $10.36 | 217 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Developing Markets | | | | | | |
| 2004 | 1,557 | $12.94 to $29.69 | 37,377 | 2.10 | 0.55% to 1.65% | 31.71% |
| 2003 | 429 | $14.57 | 6,248 | 4.56 | 1.00% | 63.52% |
| 2002 | 145 | $8.91 | 1,294 | 2.50 | 1.00% | -2.58% |
| 2001 | 24 | $9.15 to $13.82 | 223 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Oppenheimer Global | | | | | | |
| 2004 | - | $14.57 | 4 | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Main Street Fund® - Class A | | | | | | |
| 2004 | 1 | $10.56 to $10.63 | 13 | (e) | 0.90% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

245

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Oppenheimer Aggressive Growth** | | | | | | |
| 2004 | - | $0.00 | $ 3 | - % | 1.25% | 0.00% |
| 2003 | - | – | 4 | - | 1.25% | – |
| 2002 | - | – | 3 | (c) | 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer Global Securities** | | | | | | |
| 2004 | 22,250 | $11.36 to $19.26 | 410,368 | 1.10 | 0.00% to 1.80% | 17.37% to 18.89% |
| 2003 | 16,092 | $10.51 to $16.20 | 251,043 | 0.55 | 0.25% to 1.50% | 40.97% to 43.00% |
| 2002 | 10,640 | $10.74 to $11.36 | 117,400 | 0.51 | 0.00% to 1.50% | -23.30% to -22.41% |
| 2001 | 6,078 | $14.01 to $14.59 | 86,986 | 10.25 | 0.00% to 1.75% | -13.36% to -12.34% |
| 2000 | 3,052 | $16.17 to $16.76 | 50,259 | (a) | (a) | (a) |
| **Oppenheimer Main Street® Fund/VA** | | | | | | |
| 2004 | - | $0.00 | 43 | - | 1.25% to 1.50% | 0.00% |
| 2003 | - | – | 32 | - | 1.25% to 1.50% | – |
| 2002 | - | – | 28 | (c) | 1.25% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer Main Street® Small Cap** | | | | | | |
| 2004 | - | $12.30 | 5 | (e) | 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Oppenheimer Strategic Bond** | | | | | | |
| 2004 | 3,306 | $10.88 to $14.98 | 47,078 | 4.44 | 0.00% to 1.95% | 7.08% to 8.47% |
| 2003 | 2,470 | $10.31 to $13.81 | 32,607 | 5.57 | 0.25% to 1.50% | 16.27% to 17.73% |
| 2002 | 1,474 | $11.06 to $11.73 | 16,662 | 6.58 | 0.00% to 1.50% | 5.84% to 7.07% |
| 2001 | 924 | $10.45 to $10.91 | 9,817 | 6.28 | 0.00% to 1.75% | 3.28% to 4.48% |
| 2000 | 586 | $10.12 to $10.79 | 6,010 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pax World Balanced | | | | | | |
| 2004 | 1,550 | $10.45 to $11.12 | $ 16,523 | 0.96 % | 0.55% to 1.65% | 11.98% to 12.45% |
| 2003 | 378 | $9.43 to $9.56 | 3,605 | 1.04 | 0.85% to 1.25% | 15.85% to 16.30% |
| 2002 | 195 | $8.14 to $8.22 | 1,605 | 1.68 | 0.85% to 1.25% | -9.77% |
| 2001 | 254 | $9.10 | 2,309 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| PIMCO NFJ Small-Cap Value | | | | | | |
| 2004 | 4 | $12.00 | 53 | (e) | 0.90% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| PIMCO VIT Real Return | | | | | | |
| 2004 | 882 | $10.43 to $10.83 | 9,519 | (e) | 0.60% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer High Yield | | | | | | |
| 2004 | 42 | $10.38 to $10.48 | 437 | (e) | 0.60% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Equity Income VCT | | | | | | |
| 2004 | 2,471 | $11.02 to $13.99 | 28,279 | 2.17 | 0.00% to 1.95% | 14.64% to 17.70% |
| 2003 | 1,096 | $9.61 to $12.14 | 10,691 | 2.39 | 0.45% to 1.50% | 20.73% to 21.93% |
| 2002 | 472 | $7.96 to $8.07 | 3,782 | 2.54 | 0.55% to 1.50% | -16.99% to -16.62% |
| 2001 | 9 | $9.60 to $9.62 | 88 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Fund | | | | | | |
| 2004 | - | $12.57 | $ 1 | (e) % | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Fund VCT | | | | | | |
| 2004 | 256 | $10.03 to $10.94 | 2,601 | 1.16 | 0.55% to 1.50% | 9.62% to 10.60% |
| 2003 | 165 | $9.15 to $9.37 | 1,522 | 1.13 | 0.55% to 1.50% | 21.84% to 23.13% |
| 2002 | 57 | $7.51 to $7.61 | 432 | 1.24 | 0.55% to 1.50% | -20.16% to -19.80% |
| 2001 | 1 | $9.41 to $9.43 | 9 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Pioneer High Yield VCT | | | | | | |
| 2004 | 419 | $10.63 to $11.03 | 4,468 | (e) | 0.65% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Mid Cap Value VCT | | | | | | |
| 2004 | 3,402 | $11.67 to $16.27 | 49,664 | 0.27 | 0.00% to 1.60% | 20.27% to 21.91% |
| 2003 | 983 | $10.27 to $13.46 | 11,735 | 0.16 | 0.55% to 1.50% | 35.44% to 36.73% |
| 2002 | 245 | $8.70 to $8.82 | 2,143 | 0.33 | 0.55% to 1.50% | -12.53% to -12.05% |
| 2001 | 8 | $9.95 to $9.97 | 81 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Scudder Equity 500 Index | | | | | | |
| 2004 | - | $12.34 | 2 | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| T. Rowe Price Mid-Cap Value | | | | | | |
| 2004 | 53 | $11.54 to $11.64 | $ 619 | (e) % | 0.50% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Foreign | | | | | | |
| 2004 | 39 | $11.36 to $11.46 | 450 | (e) | 0.65% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Growth | | | | | | |
| 2004 | 5 | $11.26 to $11.31 | 61 | (e) | 0.95% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Global Bond | | | | | | |
| 2004 | 572 | $11.59 to $17.55 | 6,775 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| UBS U.S. Small Cap Growth | | | | | | |
| 2004 | 4 | $10.71 | 48 | (e) | 0.70% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Vanguard® 500 Index | | | | | | |
| 2004 | 1 | $10.82 | $ 13 | (e) % | 0.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Vanguard® Variable Insurance | | | | | | |
| 2004 | 18 | $11.19 to $11.23 | 208 | (e) | 1.10% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Wanger Select | | | | | | |
| 2004 | 195 | $11.39 to $11.85 | 2,227 | (e) | 0.70% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Wanger U.S. Smaller Companies | | | | | | |
| 2004 | 186 | $11.55 to $12.12 | 2,155 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Washington Mutual Investors[SM] - Class R-3 | | | | | | |
| 2004 | 115 | $10.66 to $10.77 | 1,232 | (e) | 0.30% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Washington Mutual Investors[SM] - Class R-4 | | | | | | |
| 2004 | 3,309 | $10.80 to $11.08 | $ 35,859 | (e) % | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

(a)  Not provided for 2000

(b)  As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(c)  As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(d)  As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(e)  As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

**A**  The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B**  The Expense Ratio considers only the expenses borne directly by the Account and  is equal to the mortality and expense charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C**  Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

251

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002. As discussed in Note 14 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to its payables for securities purchased, short-term borrowings, and investment contracts for the years ended December 31, 2003 and 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2005

C-2

# ING Life Insurance And Annuity Company And Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | | 2003 | | 2002 |
| **Revenues:** | | | | | | |
| Net investment income | $ | 983.1 | $ | 919.1 | $ | 959.5 |
| Fee income | | 455.7 | | 395.8 | | 423.9 |
| Premiums | | 38.5 | | 50.1 | | 53.9 |
| Net realized capital gains (losses) | | 25.2 | | 64.5 | | (101.0) |
| Total revenue | | 1,502.5 | | 1,429.5 | | 1,336.3 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contractowners | | 739.4 | | 723.4 | | 707.3 |
| Operating expenses | | 394.0 | | 383.9 | | 361.4 |
| Amortization of deferred policy acquisition costs and value of business acquired | | 127.4 | | 106.5 | | 181.5 |
| Total benefits and expenses | | 1,260.8 | | 1,213.8 | | 1,250.2 |
| Income before income taxes and cumulative effect of change in accounting principle | | 241.7 | | 215.7 | | 86.1 |
| Income tax expense | | 42.4 | | 61.1 | | 18.6 |
| Income before cumulative effect of change in accounting principle | | 199.3 | | 154.6 | | 67.5 |
| Cumulative effect of change in accounting principle, net of tax | | - | | - | | (2,412.1) |
| Net income (loss) | $ | 199.3 | $ | 154.6 | $ | (2,344.6) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | December 31, | |
| --- | --- | --- |
| | **2004** | **2003** |
| **Assets:** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $16,684.7 at 2004 and $15,455.0 at 2003) | $ 17,151.3 | $ 16,049.7 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $153.9 at 2004 and $146.5 at 2003) | 162.6 | 161.9 |
| Mortgage loans on real estate | 1,090.2 | 754.5 |
| Policy loans | 262.7 | 270.3 |
| Other investments | 57.0 | 53.6 |
| Securities pledged (amortized cost of $1,258.8 at 2004 and $1,624.4 at 2003) | 1,274.3 | 1,644.8 |
| Total investments | 19,998.1 | 18,934.8 |
| Cash and cash equivalents | 187.3 | 57.8 |
| Short-term investments under securities loan agreement | 219.5 | 123.9 |
| Accrued investment income | 181.7 | 169.6 |
| Notes receivable from affiliate | 175.0 | - |
| Reinsurance recoverable | 2,902.7 | 2,953.2 |
| Deferred policy acquisition costs | 414.5 | 307.9 |
| Value of business acquired | 1,365.2 | 1,415.4 |
| Due from affiliates | 25.9 | 41.5 |
| Other assets | 59.6 | 206.2 |
| Assets held in separate accounts | 33,310.5 | 33,014.7 |
| Total assets | $ 58,840.0 | $ 57,225.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

|  | December 31, | |
|  | 2004 | 2003 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 20,886.4 | $ 19,276.6 |
| Due to affiliates | 49.4 | 92.4 |
| Payables for securities purchased | 25.1 | 5.4 |
| Payables under securities loan agreement | 219.5 | 123.9 |
| Borrowed money | 1,057.4 | 1,519.3 |
| Current income taxes | 82.6 | 85.6 |
| Deferred income taxes | 209.3 | 184.7 |
| Other liabilities | 275.6 | 276.5 |
| Liabilities related to separate accounts | 33,310.5 | 33,014.7 |
| Total liabilities | 56,115.8 | 54,579.1 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50.0 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,576.5 | 4,646.5 |
| Accumulated other comprehensive income | 67.1 | 116.0 |
| Retained earnings (deficit) | (1,922.2) | (2,119.4) |
| Total shareholder's equity | 2,724.2 | 2,645.9 |
| Total liabilities and shareholder's equity | $ 58,840.0 | $ 57,225.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-5

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2001 | $ 2.8 | $ 4,292.4 | $ 55.8 | $ 103.3 | $ 4,454.3 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (2,344.6) | (2,344.6) |
| Other comprehensive income, net of tax: | | | | | |
| Net unrealized gain on securities ($94.9 pretax) | - | - | 61.7 | - | 61.7 |
| Comprehensive loss | | | | | (2,282.9) |
| Distribution of IA Holdco | - | (27.4) | - | (32.7) | (60.1) |
| Capital contributions | - | 164.3 | - | - | 164.3 |
| SERP - transfer | - | (15.1) | - | - | (15.1) |
| Other changes | - | 2.3 | - | - | 2.3 |
| Balance at December 31, 2002 | 2.8 | 4,416.5 | 117.5 | (2,274.0) | 2,262.8 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 154.6 | 154.6 |
| Other comprehensive loss, net of tax: | | | | | |
| Net unrealized loss on securities (($2.4) pretax) | - | - | (1.5) | - | (1.5) |
| Comprehensive income | | | | | 153.1 |
| Capital contributions | - | 230.0 | - | - | 230.0 |
| Balance at December 31, 2003 | 2.8 | 4,646.5 | 116.0 | (2,119.4) | 2,645.9 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 199.3 | 199.3 |
| Other comprehensive loss, net of tax: | | | | | |
| Net unrealized loss on securities (($49.5) pretax) | - | - | (32.2) | - | (32.2) |
| Minimum pension liability | - | - | (16.7) | - | (16.7) |
| Comprehensive income | - | - | - | - | 150.4 |
| Dividends paid | - | (70.0) | - | - | (70.0) |
| Other | - | - | - | (2.1) | (2.1) |
| Balance at December 31, 2004 | $ 2.8 | $ 4,576.5 | $ 67.1 | $ (1,922.2) | $ 2,724.2 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | | Year ended December 31, | |
|---|---|---|---|
| | 2004 | 2003 (Restated) | 2002 (Restated) |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 199.3 | $ 154.6 | $ (2,344.6) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs | (168.0) | (159.7) | (127.6) |
| Amortization of deferred policy acquisition costs and value of business acquired | 134.3 | 106.5 | 158.5 |
| Net accretion/decretion of discount/premium | 155.9 | 198.9 | 115.5 |
| Future policy benefits, claims reserves, and interest credited | 620.4 | 705.9 | 953.7 |
| Impairment of goodwill | - | - | 2,412.1 |
| Provision for deferred income taxes | 41.0 | 22.1 | 23.6 |
| Net realized capital (gains) losses | (25.1) | (64.5) | 101.0 |
| Depreciation | 12.4 | 23.3 | 20.9 |
| Change in: | | | |
| Accrued investment income | (2.3) | 1.3 | (10.0) |
| Reinsurance recoverable | 50.5 | 33.3 | 172.7 |
| Accounts receivable and assets accruals | 18.2 | (25.2) | (5.8) |
| Due to/from affiliates | (32.8) | 47.4 | 8.1 |
| Other payables and accruals | 17.9 | 14.4 | (82.8) |
| Net cash provided by operating activities | 1,021.7 | 1,058.3 | 1,395.3 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 26,791.8 | 29,977.9 | 26,315.3 |
| Equity securities, available-for-sale | 85.7 | 130.2 | 57.2 |
| Mortgage loans on real estate | 71.0 | 16.3 | 2.0 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (26,809.0) | (31,951.6) | (28,272.8) |
| Equity securities, available-for-sale | (81.6) | (34.8) | (81.8) |
| Mortgage loans on real estate | (406.7) | (194.2) | (343.7) |
| Increase in policy loans | 7.6 | 26.0 | 32.7 |
| Purchases/sales of property and equipment, net | (11.7) | (5.2) | (5.8) |
| Change in other investments | (15.3) | (8.1) | (22.4) |
| Loans to affiliates | (175.0) | - | - |
| Net cash used in investing activities | (543.2) | (2,043.5) | (2,319.3) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | | | Year ended December 31, | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2004 | | 2003 (Restated) | | 2002 (Restated) |
| **Cash Flows from Financing Activities:** | | | | | | |
| Deposits for investment contracts | $ | 2,089.9 | $ | 2,296.6 | $ | 1,349.1 |
| Maturities and withdrawals from investment contracts | | (1,910.4) | | (1,745.5) | | (741.4) |
| Short-term borrowings, net | | (458.5) | | 196.5 | | 299.7 |
| Dividends paid to Parent | | (70.0) | | - | | - |
| Capital contributions | | - | | 230.0 | | - |
| Net cash provided by (used in) financing activities | | (349.0) | | 977.6 | | 907.4 |
| Net increase (decrease) in cash and cash equivalents | | 129.5 | | (7.6) | | (16.6) |
| Cash and cash equivalents, beginning of year | | 57.8 | | 65.4 | | 82.0 |
| Cash and cash equivalents, end of year | $ | 187.3 | $ | 57.8 | $ | 65.4 |
| Supplemental cash flow information: | | | | | | |
| Income taxes paid, net | $ | 3.2 | $ | 29.8 | $ | 6.7 |
| Interest paid | $ | 22.8 | $ | 32.6 | $ | 20.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

1.      **Organization and Significant Accounting Policies**

*Basis of Presentation*

ING Life Insurance and Annuity Company ("ILIAC"), a stock life insurance company domiciled in the state of Connecticut, and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States.  These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco").  Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI").  Until March 30, 2003,  IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING").  On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion and HOLDCO merged into Lion.  As a result, ILIAC is now a direct, wholly-owned subsidiary of Lion, which in turn is an indirect, wholly-owned subsidiary of ING.  ING is a global financial services company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

*Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans.  The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets.  The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

### Recently Adopted Accounting Standards

*Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements, be consolidated with the respective lines in the Consolidated Statements of Operations. In addition, the SOP requires that additional liabilities be established for certain guaranteed death and other benefits and for products with certain patterns of cost of insurance charges. In addition, sales inducements provided to contractowners must be recognized on the Consolidated Balance Sheets separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs ("DAC").

The Company evaluated all requirements of SOP 03-1 which resulted in the consolidation of the Separate Account supporting the guarantee option into the General Account. Requirements to establish additional liabilities for minimum guarantee benefits are applicable to the Company; however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the newly established requirements. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company. The adoption of SOP 03-1 had no significant effect on the Company's financial position, results of operations, or cash flows.

In the fourth quarter of 2004, the Company implemented Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA").

The TPA, which was approved in September 2004, provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. The adoption of the TPA did not have an impact on the Company's financial position, results of operations, or cash flows.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 which did not have an impact on the Company's financial position, results of operations, or cash flows.

*The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other-than-temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and are included in the Investments footnote.

*Accounting for Derivative Instruments and Hedging Activities*

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

*Variable Interest Entities*

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires

disclosures about VIEs that the variable interest holder is required to consolidate and those VIEs it is not required to consolidate but in which it has a significant variable interest.

The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8,489.3 as of December 31, 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2004 of $8,396.1 represents the maximum exposure to loss except for those structures for which the Company also receives asset management fees.

*Guarantees*

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

*Goodwill Impairment*

During 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." The adoption of this standard resulted in the recognition of an impairment loss of $2,412.1, net of taxes of $1,298.8, related to prior acquisitions, recorded retroactive to the first quarter of 2002. Prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the December 31, 2002 Consolidated Statement of Operations.

*New Accounting Pronouncements*

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires all share-based payments be recognized in the

financial statements based upon the fair value. FAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Earlier adoption is encouraged. FAS 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. Prior periods are not restated. The modified-retrospective method, entities are allowed to restate prior periods by recognizing the compensation cost in the amount previously reported in the pro forma footnote disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation."

The Company intends to early adopt the provisions of FAS 123R on January 1, 2005 using the modified-prospective method. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position, results of operations or cash flows. Prior to January 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

### Reclassifications

Certain reclassifications have been made to prior years financial information to conform to the current year presentation, including a reclassification in the amount of $9.2, net of tax, from retained earnings to accumulated other comprehensive income as of December 31, 2001 (see footnote 14).

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

*Investments*

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the General Account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of time and the extent to which fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in future policy benefits and claims reserves on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Consolidated Statements of Operations. Unrealized

capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by

C-16

the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities and the offsetting collateral liability is included in borrowed money on the Consolidated Balance Sheets.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes. However, these derivatives are not accounted for using hedge accounting treatment under FAS No. 133 and the Company does not seek hedge accounting treatment. The Company enters into interest rate, equity market, and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price or cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses. Derivatives are included in other investments on the Consolidated Balance Sheets.

The Company also has investments in certain fixed maturity instruments and has retail annuity products that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Changes in the fair value of embedded derivatives are recorded in net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives are included in fixed maturities.

### Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized and is subject to amortization in purchase accounting when the Company was acquired. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

The amortization methodology used for DAC and VOBA varies by product type. FAS No. 60, "Accounting and Reporting by Insurance Enterprises," applies to traditional life insurance products, primarily whole life and term life insurance contracts. Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts (usually 25 years) in relation to the present value of estimated future gross profits from investment, mortality, and expense margins; asset-based fees, policy administration, and surrender charges; less policy maintenance fees and non-capitalized commissions, as well as realized gains and losses on investments.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analysis of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability and are reduced to the extent that estimated future gross profits are inadequate to recover the asset.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative prior period adjustment is recognized as a component of current period

amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

### *Reserves*

The Company establishes and carries actuarially determined reserve liabilities which are calculated to meet its future obligations. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent benefits are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 1.5% to 11.9% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to investments and unamortized realized gains/losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractholders, plan participants, and the Company.

Reserves for immediate annuities with life contingent benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 9.5% for all years presented.

Because the sale of the domestic individual life insurance business on October 1, 1998 was substantially in the form of an indemnity reinsurance agreement, the Company includes an amount in reinsurance recoverable on the Consolidated Balance Sheet, which approximates the Company's total individual life reserves. See Note 11 to the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

### *Sales Inducements*

Sales inducements represent benefits paid to contractowners that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately and included in Other Assets on the Consolidated Balance Sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of DAC on the Consolidated Balance Sheet. Beginning in 2004, sales inducements are amortized as a component of interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

### *Revenue Recognition*

For most annuity contracts, fee income for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed against contractowners. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits on the Consolidated Statements of Operations. Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

### *Separate Accounts*

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company or its affiliates, or other selected mutual funds not managed by the Company or its affiliates.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net

realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for presentation in the separate caption in the Consolidated Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2004 and 2003, unrealized gains of $7.3 and $55.7, respectively, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

### *Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.9 billion and $3.0 billion at December 31, 2004 and 2003, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (See Note 11).

### *Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

### Investments

Fixed maturities and equity securities available-for-sale as of December 31, 2004, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government agencies and authorities | $ 197.3 | $ 0.9 | $ 0.9 | $ 197.3 |
| States, municipalities and political subdivisions | 32.1 | 0.2 | 0.9 | 31.4 |
| U.S. corporate securities: | | | | |
| Public utilities | 1,207.6 | 50.0 | 5.0 | 1,252.6 |
| Other corporate securities | 5,846.5 | 275.0 | 25.4 | 6,096.1 |
| Total U.S. corporate securities | 7,054.1 | 325.0 | 30.4 | 7,348.7 |
| Foreign securities: | | | | |
| Government | 660.2 | 33.9 | 3.1 | 691.0 |
| Other | 1,656.4 | 78.4 | 6.1 | 1,728.7 |
| Total foreign securities | 2,316.6 | 112.3 | 9.2 | 2,419.7 |
| Residential mortgage-backed securities | 5,497.6 | 65.6 | 58.2 | 5,505.0 |
| Commercial mortgage-backed securities | 1,491.2 | 73.2 | 4.4 | 1,560.0 |
| Other asset-backed securities | 1,354.6 | 22.6 | 13.7 | 1,363.5 |
| Total fixed maturities, including fixed maturities pledged | 17,943.5 | 599.8 | 117.7 | 18,425.6 |
| Less: fixed maturities pledged to creditors | 1,258.8 | 18.0 | 2.5 | 1,274.3 |
| Fixed maturities | 16,684.7 | 581.8 | 115.2 | 17,151.3 |
| Equity securities | 153.9 | 9.2 | 0.5 | 162.6 |
| Total investments available-for-sale | $ 16,838.6 | $ 591.0 | $ 115.7 | $ 17,313.9 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

Fixed maturities and equity securities available-for-sale as of December 31, 2003, were as follows:

|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government | | | | |
|   agencies and authorities | $ 350.0 | $ 1.7 | $ 0.3 | $ 351.4 |
| States, municipalities and political | | | | |
|   subdivisions | 2.1 | 0.1 | - | 2.2 |
| U.S. corporate securities: | | | | |
|   Public utilities | 970.7 | 48.9 | 11.4 | 1,008.2 |
|   Other corporate securities | 5,568.1 | 327.9 | 29.1 | 5,866.9 |
| Total U.S. corporate securities | 6,538.8 | 376.8 | 40.5 | 6,875.1 |
| Foreign securities: | | | | |
|   Government | 605.2 | 33.7 | 2.8 | 636.1 |
|   Other | 1,364.7 | 74.5 | 11.0 | 1,428.2 |
| Total foreign securities | 1,969.9 | 108.2 | 13.8 | 2,064.3 |
| Residential mortgage-backed securities | 5,903.7 | 91.8 | 35.1 | 5,960.4 |
| Commercial mortgage-backed securities | 1,278.5 | 105.0 | 3.3 | 1,380.2 |
| Other asset-backed securities | 1,036.4 | 34.0 | 9.5 | 1,060.9 |
| Total fixed maturities, including | | | | |
|   fixed maturities pledged to creditors | 17,079.4 | 717.6 | 102.5 | 17,694.5 |
| Less: fixed maturities pledged to creditors | 1,624.4 | 23.8 | 3.4 | 1,644.8 |
| Fixed maturities | 15,455.0 | 693.8 | 99.1 | 16,049.7 |
| Equity securities | 146.5 | 15.5 | 0.1 | 161.9 |
| Total investments available-for-sale | $ 15,601.5 | $ 709.3 | $ 99.2 | $ 16,211.6 |

At December 31, 2004 and 2003, net unrealized appreciation of $490.8 and $630.5, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $357.5 and $491.5, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in future policy benefits and claim reserves.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2004, are shown below by duration:

|  | Unrealized Loss | | Fair Value | |
|---|---|---|---|---|
| Duration category: | | | | |
| Less than six months below amortized cost | $ | 37.7 | $ | 3,319.0 |
| More than six months and less than twelve months below cost | | 34.9 | | 1,795.0 |
| More than twelve months below amortized cost | | 45.6 | | 960.5 |
| Total investments available-for-sale | $ | 118.2 | $ | 6,074.5 |

Of the unrealized losses, less than 6 months in duration of $37.7, there were $9.5 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $28.2, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1,746.2.

Of the unrealized losses, more than 6 months and less than 12 months in duration, of $34.9, there were $16.4 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $18.5, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $829.2.

An analysis of the unrealized losses, more than 12 months in duration, of $45.6 follows. There were $15.9 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $29.7, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $505.6.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2004 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: |  |  |
| One year or less | $ 395.8 | $ 400.0 |
| After one year through five years | 3,650.0 | 3,727.4 |
| After five years through ten years | 3,128.8 | 3,256.4 |
| After ten years | 2,425.5 | 2,613.3 |
| Mortgage-backed securities | 6,988.8 | 7,065.0 |
| Other asset-backed securities | 1,354.6 | 1,363.5 |
| Less: fixed maturities pledged to creditors | 1,258.8 | 1,274.3 |
| Fixed maturities | $ 16,684.7 | $ 17,151.3 |

At December 31, 2004 and 2003, fixed maturities with carrying values of $10.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2004 or 2003.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2004 and 2003, approximately 4.1% and 2.8%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

The Company enters into dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. At December 31, 2004 and 2003, the carrying value of the securities pledged in dollar rolls and repurchase agreements was $1,274.3 and $1,644.8, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreements is included in pledged securities on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $1,057.4 and $1,519.3 at December 31, 2004 and 2003, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in borrowed money on the Consolidated Balance Sheets.

### Impairments

The following table identifies the Company's other-than-temporary impairments by type as of December 31:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Corporate | $          - | - | $      6.2 | 4 | $      0.1 | 2 |
| Residential mortgage-backed | 13.5 | 53 | 88.2 | 83 | 40.0 | 33 |
| Limited partnership | - | - | 2.0 | 1 | | |
| Equities | - | - | - | 2 | 0.1 | 2 |
| Total | $     13.5 | 53 | $     96.4 | 90 | $     40.2 | 37 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2004 and 2003 is $125.0 and $123.1, respectively.

### Net Investment Income

Sources of net investment income were as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Fixed maturities | $     980.5 | $     946.2 | $     964.1 |
| Preferred stock | - | 9.9 | 3.9 |
| Mortgage loans on real estate | 56.0 | 42.7 | 23.3 |
| Policy loans | 8.1 | 9.0 | 8.7 |
| Cash equivalents | 2.4 | 1.7 | 1.7 |
| Other | (2.1) | (1.0) | 23.4 |
| Gross investment income | 1,044.9 | 1,008.5 | 1,025.1 |
| Less: investment expenses | 61.8 | 89.4 | 65.6 |
| Net investment income | $     983.1 | $     919.1 | $     959.5 |

### Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to impairment of investments. Net realized capital gains (losses) on investments were as follows:

|  | Year ended December 31, | | |
|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Fixed maturities | $ 24.7 | $ 63.9 | $ (97.5) |
| Equity securities | 0.5 | 0.6 | (3.5) |
| Pretax net realized capital gains (losses) | $ 25.2 | $ 64.5 | $ (101.0) |
| After-tax net realized capital gains (losses) | $ 16.4 | $ 41.9 | $ 65.7 |

Net realized capital gains allocated to experience-rated contracts of $42.0, $43.9, and $63.6 for the years ended December 31, 2004, 2003 and 2002, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractholders were $233.4, $213.7, and $199.3 at December 31, 2004, 2003 and 2002, respectively.

Proceeds from the sale of fixed maturities and equity securities and the related gross gains and losses, excluding those related to experience-related contractholders, were as follows:

|  | Year ended December 31, | | |
|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Proceeds on sales | $ 10,236.3 | $ 12,812.5 | $ 13,265.2 |
| Gross gains | 146.9 | 291.9 | 276.7 |
| Gross losses | 70.9 | 228.0 | 374.2 |

Changes in shareholder's equity related to changes in accumulated other comprehensive income (net unrealized capital gains and losses on securities, including securities pledged excluding those related to experience-rated contractholders) were as follows:

|  | Year ended December 31, | | |
|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Fixed maturities | $ 16.1 | $ (54.3) | $ 104.8 |
| Equity securities | (5.7) | 17.9 | (1.6) |
| Sales inducements | (0.1) | - | - |
| Other | (59.8) | 34.0 | (8.3) |
| Subtotal | (49.5) | (2.4) | 94.9 |
| Less: (Increase) decrease in deferred income taxes | (17.3) | (0.9) | 33.2 |
| Net increase (decrease) in accumulated other comprehensive (loss) income | $ (32.2) | $ (1.5) | $ 61.7 |

## 2. Financial Instruments

### Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the

borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities*: Fair values of these securities are based upon quoted market price.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Cash and cash equivalents, short-term investments and policy loans*: The carrying amounts for these assets approximate the assets' fair values.

*Assets held in separate accounts:* Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

*Investment contract liabilities (included in future policy benefits and claim reserves)*:

   *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

*Liabilities related to separate accounts*: The carrying amounts for these liabilities approximate their fair value.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2004 and 2003 were as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturity securities, including securities pledged | $ 18,425.6 | $ 18,425.6 | $ 17,694.5 | $ 17,694.5 |
| Equity securities | 162.6 | 162.6 | 161.9 | 161.9 |
| Mortgage loans on real estate | 1,090.2 | 1,119.8 | 754.5 | 798.5 |
| Policy loans | 262.7 | 262.7 | 270.3 | 270.3 |
| Cash and cash equivalents | 187.3 | 187.3 | 57.8 | 57.8 |
| Assets held in Separate Accounts | 33,310.5 | 33,310.5 | 33,014.7 | 33,014.7 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 2,106.0 | 2,028.2 | 2,282.9 | 2,259.4 |
| Without a fixed maturity | 13,884.9 | 13,845.6 | 12,936.9 | 12,892.0 |
| Liabilities related to Separate Accounts | 33,310.5 | 33,310.5 | 33,014.7 | 33,014.7 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**Derivative Financial Instruments**

*Interest Rate Floors*

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2004 or 2003.

*Interest Rate Caps*

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio.  Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2004 were $527.8, $5.9, and $5.9, respectively.  The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6, $8.2, and $8.2, respectively.

*Interest Rate Swaps*

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities.  Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.   The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2004 were $1,766.0, $2.1, and $2.1, respectively.  The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0, $(14.4), and $(14.4), respectively.

*Foreign Exchange Swaps*

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually.   The notional amount, carrying value, and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2004 were $126.5, $(28.4), and $(28.4), respectively.  The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1, $(12.8), and $(12.8), respectively.

**3.    Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity for the year-ended December 31, 2004, 2003 and 2002 within VOBA was as follows:

| | | |
|---|---|---:|
| Balance at December 31, 2001 | $ | 1,601.8 |
| Adjustment for unrealized gain (loss) | | (21.9) |
| Additions | | 25.0 |
| Interest accrued at 7% | | 86.8 |
| Amortization | | (253.3) |
| | | |
| Balance at December 31, 2002 | | 1,438.4 |
| Adjustment for unrealized gain (loss) | | 6.2 |
| Additions | | 59.1 |
| Interest accrued at 7% | | 92.2 |
| Amortization | | (180.5) |
| | | |
| Balance at December 31, 2003 | | 1,415.4 |
| Adjustment for unrealized gain (loss) | | 7.9 |
| Additions | | 50.1 |
| Interest accrued at 6% | | 92.3 |
| Amortization | | (200.5) |
| | | |
| Balance at December 31, 2004 | $ | 1,365.2 |

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.2, $105.8, $97.4, $92.4, and $90.6 for the years 2005, 2006, 2007, 2008 and 2009, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

During 2004, VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments.    Also, surrenders increased, which resulted in higher amortization for certain business.

During 2003 the Company reset long-term assumptions for the Separate Account returns from 9.0% to 8.5% (gross before fund management fees and mortality, expense, and other policy charges), reflecting a blended return of equity and other sub-accounts. The 2003 unlocking adjustment was primarily driven by improved market performance compared to expected during 2003.  For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 before tax, or $2.4, net of $1.3 of federal income tax expense.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term return assumptions for the Separate Account returns to 9.0% (gross before fund management fees and mortality, expense, and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 before tax, or $29.7, net of $15.9 of federal income tax benefit.

**4.    Dividend Restrictions and Shareholder's Equity**

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) 10% of statutory surplus at prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution. ILIAC did not receive capital contributions from its parent in 2004 and received $230.0 and $164.3 in capital contributions during 2003 and 2002, respectively.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $217.2, $67.5, and $148.8 for the years ended December 31, 2004, 2003, and 2002, respectively. Statutory capital and surplus was $1,344.5 and $1,230.7 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company did not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

**5.    Additional Insurance Benefits and Minimum Guarantees**

Under SOP 03-1, the Company calculates an additional liability ("SOP reserves") for certain guaranteed minimum death benefits ("GMDBs") in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2004, the Separate Account liability subject to SOP 03-1 for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4,396.0 and $0.7, respectively.

The aggregate fair value of equity securities (including mutual funds) supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2004 was $4,396.0.

6. **Income Taxes**

ILIAC files a consolidated federal income tax return with its subsidiary, IICA. ILIAC has a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income taxes (benefits) from continuing operations consist of the following:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2004 | 2003 | 2002 |
| Current tax expense (benefit): | | | |
| Federal | $ (3.8) | $ 37.9 | $ 40.4 |
| State | - | 1.1 | 1.8 |
| Total current tax expense (benefit) | (3.8) | 39.0 | 42.2 |
| Deferred tax expense (benefit): | | | |
| Federal | 46.2 | 22.1 | (23.6) |
| Total deferred tax expense (benefit) | 46.2 | 22.1 | (23.6) |
| Total income tax expense (benefit) | $ 42.4 | $ 61.1 | $ 18.6 |

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | **2004** | **2003** | **2002** |
| Income before income taxes and cumulative effect of change in accounting principle | $ 241.7 | $ 215.7 | $ 86.1 |
| Tax rate | 35% | 35% | 35% |
| Income tax at federal statutory rate | 84.6 | 75.5 | 30.1 |
| Tax effect of: | | | |
| State income tax, net of federal benefit | - | 0.7 | 1.2 |
| Dividends received deduction | (9.6) | (14.0) | (5.3) |
| IRS audit settlement | (33.0) | | |
| Transfer of mutual fund shares | - | - | (6.7) |
| Other, net | 0.4 | (1.1) | (0.7) |
| Income tax expense | $ 42.4 | $ 61.1 | $ 18.6 |

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

| | **2004** | **2003** |
| --- | --- | --- |
| Deferred tax assets: | | |
| Insurance reserves | $ 286.4 | $ 263.7 |
| Unrealized gains allocable to experience-rated contracts | 125.1 | 172.0 |
| Investments | - | 69.7 |
| Postemployment benefits | 60.5 | 30.2 |
| Compensation | 35.5 | 56.0 |
| Other, net | 23.4 | 19.7 |
| Total gross assets | 530.9 | 611.3 |
| Deferred tax liabilities: | | |
| Value of business acquired | 477.8 | 495.4 |
| Net unrealized capital gains | 161.3 | 236.4 |
| Deferred policy acquisition costs | 91.3 | 59.2 |
| Other, net | 9.8 | 5.0 |
| Total gross liabilities | 740.2 | 796.0 |
| Net deferred tax liability | $ 209.3 | $ 184.7 |

Net unrealized capital gains and losses are presented as a component of Other Comprehensive Income in shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote.

Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2 million.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for probable proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments. The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through the December 13, 2000 short period. The tax benefit associated with the settlement of the most recent audit is included in the 2004 financial statements. The Service has commenced its examination for the tax years ended December 31, 2000 and 2001. Additionally, various state tax audits are in process.

7. **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.0 for 2004, $15.1 for 2003, and $6.4 for 2002, respectively.

*Defined Contribution Plan*

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career

Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $8.0, $7.1 and $7.1 in 2004, 2003, and 2002, respectively.

### *Other Benefit Plans*

The Company also sponsors a tax-qualified profit sharing plan for Career Agents that is intended to satisfy the requirements of Code Section 401(K).

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees; defined benefit pension plans for insurance salesmen who have entered into a career agent agreement and certain other individuals; and health care and life insurance benefits to retired employees and their eligible dependents. The supplemental retirement plan and defined benefit pension plan are non-qualified defined benefit pension plans, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The defined benefit plan for salesmen was terminated effective January 1, 2002, and all benefit accruals ceased. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefit charges allocated to the Company related to all of these plans for the years ended December 31, 2004, 2003, and 2002, were not significant.

## 8. Related Party Transactions

### *Operating Agreements*

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment advisory agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $58.8, $53.8, and $46.5, respectively.

- Services agreement between the Company and its affiliates effective January 2001, and amended effective January 1, 2002. For the years ended December 31, 2004, 2003, and 2002, net expenses related to the agreement where incurred in the amount of $8.6, $19.2, and $13.4, respectively.
- Expense sharing agreement with ING North America Insurance Corporation, Inc., dated as of January 1, 2001, as amended effective January 1, 2002, for administrative, management, financial, and information technology services. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $132.9, $136.4, and $126.0, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

### *Investment Advisory and Other Fees*

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $209.2, $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management LLP ("Aeltus")), and $391.8 (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) in 2004, 2003, and 2002, respectively.

### *Reciprocal Loan Agreement*

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense

of $0.2, $0.1, and $0.1, for the years ended December 31, 2004, 2003, and 2002, respectively, and earned interest income of $1.3, $0.9, and $2.1 for the years ended December 31, 2004, 2003, and 2002, respectively.  At December 31, 2004 and 2003, respectively, ILIAC had a $25.0 and $41.4 receivable from ING AIH under this agreement.

### *Notes from Affiliate*

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933.  The Company's $175.0 Notes Receivable from ING USA bears interest at a rate of 6.257% per year.  Any payment of principal and/or interest is subject to the prior approval of the Insurance Commissioner of the state of Iowa.  Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.

### *Tax Sharing Agreements*

ILIAC has a federal tax sharing agreement with IICA, whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement.  The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

### *Capital Transactions and Dividends*

In 2004, ILIAC did not receive any capital contributions.  In 2003, ILIAC received $230.0 in cash capital contributions from Lion.  In 2002, ILIAC received capital contributions in the form of investments in affiliated mutual funds of $164.3 from HOLDCO.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 or 2002.  However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution.

9.      **Financing Agreements**

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which is due on demand, the Company can borrow up to $125.0 from the Bank. Interest on any borrowing accrues at an annual rate equal to (1) the cost of funds for the Bank for the period applicable for the advance plus .225% or (2) a rate quoted by the Bank to the Company for the borrowing.  Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002, respectively.  At December 31, 2004 and 2003, the Company did not have any balances payable to the Bank.

The Company also maintains a perpetual revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to (1) the cost of funds for BONY for the period applicable for the advance plus .35% or (2) a rate quoted by BONY to the Company for the borrowing.  Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002.  At December 31, 2004 and 2003, the Company did not have any balances payable to BONY.

Also see Reciprocal Loan Agreement in Note 9.


10.     **Reinsurance**

At December 31, 2004, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash.  The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally.  Beginning November 1, 1997, 90% of new business written on these products was reinsured externally.  Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $61.1 and $63.8 as of December 31, 2004 and 2003, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $19.3 and $20.4 were maintained for this contract as of December 31, 2004 and 2003, respectively.

The effect of reinsurance on premiums and recoveries for the years ended December 31, 2004, 2003 and 2002, were as follows:

|  | Year ended December 31, | | |
| --- | --- | --- | --- |
|  | **2004** | **2003** | **2002** |
| Direct premiums | $ 39.0 | $ 51.1 | $ 55.9 |
| Reinsurance assumed | - | 0.1 | - |
| Reinsurance ceded | (0.5) | (1.1) | (2.0) |
| Net premiums | $ 38.5 | $ 50.1 | $ 53.9 |

## 11. Commitments and Contingent Liabilities

### *Leases*

The Company leases its office space and certain other equipment under operating leases that expire through 2009.

For the years ended December 31, 2004, 2003, and 2002, rent expense for leases was $18.1, $20.8 and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2005 through 2009 are estimated to be $16.7, $15.4, $14.0, $1.3, and $0.5, respectively, and $0.1 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

### *Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments of $778.2 with an estimated fair value of $778.2.

### *Litigation*

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

### *Fund Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading.  The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability.  It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

*Other Regulatory Matters*

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry.  These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure.  It is likely that the scope of these investigations will further broaden before the investigations are concluded.  U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

## 12.    Other Comprehensive Income

The components of other comprehensive income for the years ended December 31, 2004 and 2003 were as follows:

|  | As of December 31, | |
|---|---|---|
|  | 2004 | 2003 |
| Net unrealized capital gains (losses): | | |
| Fixed maturities | $         124.6 | $         108.5 |
| Equity securities | 8.7 | 14.4 |
| Sales inducements | (0.1) | - |
| Other | (8.2) | 51.6 |
| Subtotal | 125.0 | 174.5 |
| Less: Deferred income taxes | 41.2 | 58.5 |
| Net unrealized capital gains | 83.8 | 116.0 |
| Minimum pension liability | (16.7) | - |
| Net accumulated other comprehensive income | $          67.1 | $         116.0 |

Net unrealized capital gains allocated to experience-rated contracts of $357.5 and $491.5 at December 31, 2004 and 2003, respectively, are reflected on the Consolidated Balance Sheets in future policy benefits and claims reserves and are not included in shareholder's equity.

Changes in accumulated other comprehensive income related to changes in net unrealized gains (losses) on securities, including securities pledged, excluding those related to experience-rated contractholders, were as follows:

|  | Year ended December 31, | | |
|  | **2004** | **2003** | **2002** |
|---|---|---|---|
| Unrealized holding (losses) gains arising during the year [1] | $ 18.6 | $ (48.1) | $ 127.4 |
| Less: reclassification adjustment for gains (losses) and other items included in net income[2] | 50.8 | (46.6) | 65.7 |
| Net unrealized (losses) gains on securities | $ (32.2) | $ (1.5) | $ 61.7 |

(1) Pretax net unrealized holding gains (losses) were $28.6, $(74.0), and $196.0, for the years ended December 31, 2004, 2003, and 2002, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $78.1, $(71.6), and $101.1, for the years ended December 31, 2004, 2003, and 2002, respectively.

## 13.    Reclassifications and Changes to Prior Year Presentation

During 2004, certain changes were made to the 2003 and 2002 Statements of Operations to reflect the correct balances, as follows:

- Certain changes were made to the classification of reinsurance ceded related to certain products, which were included as a reduction to premiums.
- Certain changes were made to the classification of certain annuity and other products, which were included in premium income.
- Certain changes were made to the classification of certain benefits to contractowners, which were included as a reduction to premiums.

In addition, certain reclassifications have been made to conform to the current year presentation.

These changes had no impact on net income or shareholder's equity of the Company. We deemed these changes to the Statement of Operations as immaterial, and, as such, have not labeled the Statement of Operations as restated. The following summarizes the corrections to each financial statement line item:

| Year ended 12/31/2003 | Previously Reported 2003 | | Adjustment | | Revised 2003 |
|---|---|---|---|---|---|
| Fee income | $ | 384.3 | $ | 11.5 | $ | 395.8 |
| Premiums | | 95.8 | | (45.7) | | 50.1 |
| Total revenue | | 1,463.7 | | (34.2) | | 1,429.5 |
| Interest credited and other benefits to contractowners | | 757.6 | | (34.2) | | 723.4 |
| Total expense | | 1,248.0 | | (34.2) | | 1,213.8 |

| Year ended 12/31/2002 | Previously Reported 2002 | | Adjustment | | Revised 2002 |
|---|---|---|---|---|---|
| Fee income | $ | 418.2 | $ | 5.7 | $ | 423.9 |
| Premiums | | 98.7 | | (44.8) | | 53.9 |
| Total revenue | | 1,375.4 | | (39.1) | | 1,336.3 |
| Interest credited and other benefits to contractowners | | 746.4 | | (39.1) | | 707.3 |
| Total expense | | 1,289.3 | | (39.1) | | 1,250.2 |

Also, during 2004, certain changes were made to the 2003 and 2002 Statements of Cash Flows to reflect the correct balances, primarily related to payables for securities purchased, short-term borrowings, and investment contracts.  As a result of these adjustments, we have labeled the Statements of Cash Flows for 2003 and 2002 as restated. The following summarizes the adjustments:

| | Previously Reported | | Adjustment | | Restated | |
|---|---|---|---|---|---|---|
| **Year ended 12/31/2003** | | | | | | |
| Net cash provided by (used for) operating activities | $ | 1,254.8 | $ | (196.5) | $ | 1,058.3 |
| Net cash provided by (used for) financing activities | | 781.1 | | 196.5 | | 977.6 |
| | | | | | | |
| **Year ended 12/31/2002** | | | | | | |
| Net cash provided by (used for) operating activities | $ | 1,527.7 | $ | (132.4) | $ | 1,395.3 |
| Net cash used for investing activities | | (2,152.0) | | (167.3) | | (2,319.3) |
| Net cash provided by (used for) financing activities | | 607.7 | | 299.7 | | 907.4 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**

**QUARTERLY DATA (UNAUDITED)**

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 consolidated financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected in 2003.

**As Restated**

| 2004   (In millions) | First | Second | Third | Fourth |
|---|---|---|---|---|
| Total revenue | $ 384.5 | $ 362.1 | $ 376.7 | $ 379.2 |
| Income (loss) before income taxes | 64.4 | 54.7 | 61.3 | 61.3 |
| Income tax expense (benefit) | 20.4 | 17.0 | (14.3) | 19.3 |
| Net income | $ 44.0 | $ 37.7 | $ 75.6 | $ 42.0 |

**As Reported**

| 2004   (In millions) | First | Second | Third |
|---|---|---|---|
| Total revenue | $ 387.3 | $ 364.4 | $ 379.0 |
| Income (loss) before income taxes | 64.4 | 54.7 | 61.3 |
| Income tax expense (benefit) | 20.4 | 17.0 | (14.3) |
| Net income | $ 44.0 | $ 37.7 | $ 75.6 |

**As Restated**

| 2003   (In millions) | First | Second* | Third* | Fourth |
|---|---|---|---|---|
| Total revenue | $ 351.6 | $ 374.5 | $ 353.9 | $ 349.5 |
| Income before income taxes | 17.5 | 109.2 | 25.5 | 63.5 |
| Income tax expense | 5.1 | 35.4 | 0.6 | 20.0 |
| Net income | $ 12.4 | $ 73.8 | $ 24.9 | $ 43.5 |

**As Reported**

| 2003   (In millions) | First | Second* | Third* | Fourth |
|---|---|---|---|---|
| Total revenue | $ 359.2 | $ 381.3 | $ 354.7 | $ 368.5 |
| Income before income taxes | 17.5 | 109.2 | 25.5 | 63.5 |
| Income tax expense | 5.1 | 35.4 | 0.6 | 20.0 |
| Net income | $ 12.4 | $ 73.8 | $ 24.9 | $ 43.5 |

\*   Restated